As filed with the Securities and Exchange Commission on October 17, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Forum Oilfield Technologies, Inc.

(Exact name of registrant as specified in charter)

Delaware	3533	61-1488595
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One BriarLake Plaza, Suite 1175

2000 West Sam Houston Parkway South

Houston, Texas 77042

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James W. Harris

Executive Vice President and Chief Financial Officer

One BriarLake Plaza, Suite 1175

2000 West Sam Houston Parkway South

Houston, Texas 77042

(713) 351-7900

(Address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Scott N. Wulfe W. Matthew Strock Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002-6760 (713) 758-2222	J. David Kirkland, Jr. Felix P. Phillips Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002-4995 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $.01	$345,000,000	$10,591.50

(1)	Includes common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2007

             Shares

Forum Oilfield Technologies, Inc.

Common Stock

We are selling              shares of our common stock and the selling stockholder is selling              shares of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol “FOT.” We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

The underwriters have an option to purchase a maximum of              additional shares from the selling stockholder to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Forum	Proceeds to Selling Stockholder
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	JPMorgan

The date of this prospectus is                     , 2008.

Forum
Oilfield Technologies

Top Drive Refurbishment
Offshore Deepwater 1000 Ton Elevator
Full Line of Elevators
Mud Pump Refurbishment
Satellite System
Iron Roughneck
Centrifugal Pumps
Drawworks Refurbishment
Manual Handling Tools
Powered Mousehole
Gauges & Instrumentation
Driller Monitoring System & Console
Drilling Expendables
Fluid End Pump Parts
Bearings
Back Saver
Choke & Kill Manifold
Hydraulic Catwalk

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer prospectus delivery obligation

Until                     , 2008 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Cautionary note regarding industry and market data

This prospectus includes industry data and forecasts that we obtained from publicly available information, industry publications and surveys. Our forecasts are based upon management’s understanding of industry conditions. We believe that the information included in this prospectus from industry surveys, publications and forecasts is reliable.

Non-GAAP financial measure

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the Securities and Exchange Commission, or “SEC,” as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose EBITDA, a non-GAAP financial measure. EBITDA is calculated as net income before interest expense, income taxes and depreciation and amortization. EBITDA is not a substitute for the GAAP measures of net income or cash flows from operating activities. EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. Our credit agreement also contains a financial covenant establishing an acceptable ceiling on the ratio of funded debt to EBITDA as a measure of liquidity.

i

PROSPECTUS SUMMARY

This prospectus summary highlights information contained in this prospectus. Before investing in our common stock, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and related notes, for a more detailed description of our business and this offering. In this prospectus, “Forum,” “company,” “we,” “us” and “our” refer to Forum Oilfield Technologies, Inc. and its subsidiaries, except as otherwise indicated. Please read “Glossary of Selected Industry Terms” included in this prospectus for definitions of certain terms that are commonly used in the oilfield services industry. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars. Unless the context indicates otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Our company

We design, manufacture and supply drilling and flow control products for oil and natural gas drilling and production applications worldwide. Our products include a balanced mix of frequently replaced expendable products that are consumed in drilling and production operations, as well as capital products that are directed at rig refurbishment, upgrade and new construction projects. Our expendable products constitute a significant portion of drilling rig components that require periodic replacement due to the wear and tear of normal drilling operations. Our capital products, which form some of the most critical components of drilling and well servicing equipment, are designed to enhance the efficiency and safety of our customers’ operations. We have a long track record of manufacturing and supplying reliable, cost-effective products that create value for our customers.

Our customer base includes major onshore and offshore drilling contractors, drilling equipment rental companies, oilfield service companies and assemblers of drilling and well servicing equipment. We believe the key factors that differentiate us from our competitors are the high level of after-market service and support we provide to our customers and the work we do with individual customers to develop innovative products that address specific operational challenges. We are committed to building upon our existing worldwide presence to provide more international points of contact with our customers to respond more quickly to their needs. During the six months ended June 30, 2007, nearly 30% of our revenue was generated outside North America.

We principally supply products and services for active drilling rigs and for the rig upgrade and refurbishment markets. We are not engaged in the business of building drilling rigs, although we derive some benefit from new rig construction. We believe the aging global rig fleet, the increasingly challenging environments encountered in the drilling process, and the introduction of the most recent generation of rigs with increased drilling efficiency and safety, all support a sustained and growing demand for our products.

We generate revenue through a combination of original equipment sales and after-market activities, which include the sale of replacement parts and the refurbishment and repair of installed equipment. We believe our future growth will result from (1) worldwide market share gains in our product lines as well as in after-market services, primarily supported by product reliability and strong customer service, (2) product innovation in response to the needs of our customers and (3) targeted acquisitions that expand the breadth and geographic scope of our product and service offerings.

Business segments

We operate in two business segments:

Drilling Products. Our Drilling Products segment designs and manufactures both capital and expendable products, including tubular handling equipment and drilling data management systems. We also repair and refurbish critical rig components through this segment. Tubular handling products range from expendable manual pipe handling tools to mechanized “hands-off” systems. Our data management products include integrated drill floor instrumentation and monitoring systems that manage and provide real-time drilling data to drilling contractors and oil and natural gas producers. The Drilling Products segment has a tradition of product innovation and improvement and we expect to continue to work with our customers to design, develop, manufacture and supply products to upgrade their drilling rigs for safer and more efficient operation.

Flow Control Products. Our Flow Control Products segment designs and manufactures expendable products, including fluid end-components for mud pumps, centrifugal pumps and other wear components commonly used in the drilling process, as well as capital equipment, including valves, choke and kill manifolds, and pressure control equipment for both coiled tubing and wireline well intervention operations. Our well intervention pressure control products are sold directly to major oilfield service companies and also to equipment rental companies. These products include both coiled tubing and wireline blowout preventers and their accessories. Our established and recognized product lines, ability to source raw materials and components at low cost, and process of continually expanding and improving our product lines in response to the needs of our customers are critical to the competitive position of our Flow Control Products segment.

For further information on our business segments, please read “Business—Business Segments.”

Our competitive strengths

We believe our business benefits from a number of competitive strengths, including the following:

•

Longstanding relationships with diverse base of customers. Our significant experience serving the oil and natural gas drilling industry has allowed us to establish strong relationships with our customers. Our customer base consists of more than 500 customers, including substantially all of the top offshore and land contract drilling companies.

•

Customer-responsive product innovation. Historically, we have grown our business by being responsive to customer needs and developing strong relationships at the corporate and field levels of our customers’ organizations. In response to our customers’ needs, we have developed and commercialized a number of new technologies that have substantially improved the efficiency and safety of rig operations.

•

Balanced product offering. Our balance among expendable products, capital products and refurbishment services enables us to participate in each of the construction, maintenance, upgrade and refurbishment phases of the life of a rig. We believe this balance reduces our dependence on any one of these phases and should also help reduce our exposure to industry cycles.

•

Significant market position with recognized product lines within consolidated markets. Many of our product lines are well recognized within our industry and have gained a reputation for reliability over the last 20 years. While the markets in which we compete have experienced significant consolidation in the past several years, we believe we generally have gained market share from some of the larger competitors in our industry in certain of our product lines.

•

Flexible and entrepreneurial organization. Our decentralized management structure fosters an entrepreneurial business environment, which is critical to the retention of our operational managers and their customer relationships. We believe this decentralized approach allows us to maintain a close alignment with customers, while enabling us to offer customized solutions and responsive service.

•

Experienced management team with proven track record. Our executive officers and senior operational managers have extensive experience in the oilfield manufacturing and services industry, with an average of over 20 years of experience. We recently hired a new Chief Executive Officer with significant experience in our industry, most recently as an executive officer of a public company engaged in the engineering, manufacturing and marketing of oil and natural gas drilling and production products. We believe the experience of our management team provides us with an in-depth understanding of our customers’ needs and enhances our ability to deliver customer-driven solutions.

Our business strategy

Our goal is to grow Forum into a leading oilfield equipment company focused on providing drilling and flow control products for oil and natural gas drilling and production applications worldwide. While maintaining an appropriate mix between expendable and capital products, we intend to position Forum to capitalize on the industry trends of (1) high levels of drilling activity due to strong energy supply and demand fundamentals, (2) increasing exploration and development in challenging environments and (3) rig upgrades and fleet modernization. We intend to achieve our growth goals through the execution of the following strategies:

•

Focus on customer service. We have a track record of providing reliable products at competitive prices while remaining focused on being responsive to the needs of our customers. We believe that focusing on customer service, while continuing to manufacture and sell reliable and innovative products, will enable us to gain market share within our industry.

•

Develop new products. We have developed strong working relationships with major drilling contractors throughout the world, several of which have approached us with requests for solutions to specific challenging drilling applications. To address these needs, we have strengthened our new product engineering capabilities. Together with our customers, we expect to continue to develop innovative products and solutions driven by customer needs.

•

Expand worldwide presence. We are committed to being on the ground in strategic markets for our products on a global basis. We intend to build upon our existing presence in the North Sea, Middle East, and Asia Pacific regions through deployment of sales, distribution, service, and manufacturing resources. We believe this expansion will provide more points of contact with our customers, allowing us to respond more quickly to their needs.

•

Pursue disciplined growth through acquisitions and organic growth initiatives. We intend to selectively pursue acquisitions that complement our product lines and geographic scope. We intend to continue to grow organically by improving operational efficiencies, leveraging our distribution network and our customer base, and investing in additional manufacturing capacity and expanding our existing facilities in order to continue to gain market share and satisfy incremental customer demand for our products.

Industry trends

Our business depends to a significant extent upon the level of global oil and natural gas drilling and workover activity, and the number of drilling rigs in service at a given time, as well as the level of capital investment being made in new and upgraded drilling rigs and drilling rig refurbishment. These levels are impacted by a number of factors, including the overall worldwide demand for, and prices of, oil and natural gas. We believe the following factors and trends will positively affect our industry in the coming years:

•

Increasing global demand for oil and natural gas. We believe that the growth in demand for oil and natural gas will support continued capital spending by oil and natural gas companies for drilling of new sources of hydrocarbons and other well servicing activities.

•

Favorable commodity price environment relative to historical levels. Currently, global oil and natural gas prices are high relative to historical levels. Observed oil and natural gas futures prices are also high relative to historical prices, reflecting expectations that a favorable pricing environment will be sustained over the next several years.

•

Increased capital expenditures by oil and natural gas producers on drilling activities. As a result of the increasing demand for oil and natural gas and the relatively high oil and natural gas prices compared to historical levels, many oil and natural gas producers have increased their capital budgets in order to increase production levels and related reserves. Businesses in the oilfield services industry, including our business, have benefited from this increase in capital spending by oil and natural gas producers.

•

Increased global rig count. High oil and natural gas prices relative to historical levels and increased capital budgets of oil and natural gas producers have recently resulted in increased demand for drilling rigs and drilling equipment. Drilling activity, measured by rig count or number of active rigs, directly impacts the demand for our products.

•

Increasing exploration and development in challenging environments. To maintain global reserve and production levels, oil and natural gas producers must exploit reservoirs in increasingly challenging operating environments. We believe that drilling in these challenging environments will stimulate demand for new and innovative product solutions and will consume higher quantities of our expendable products.

•

Rig upgrades and fleet modernization. The majority of current active drilling rigs were originally constructed during the 1970s and 1980s. We believe this aging fleet will require significant upgrades to be competitive with the newer, more technologically advanced rigs that have been manufactured since 2000.

While we believe that these trends will benefit us, industry conditions that are largely beyond our control may adversely affect our markets. Any prolonged substantial reduction in oil and natural gas prices would likely decrease oil and natural gas drilling and production levels and therefore reduce demand for our products. For more information on this and other risks to our business and our industry, please read “Risk Factors—Risks Related to Our Business and Our Industry.”

Business history

Access Oil Tools, Inc., our predecessor for financial reporting purposes, began as a manufacturer of manual tubular handling equipment in 1985. In early 2005, management of Access Oil Tools and SCF Partners, a private equity firm that focuses on investments in the oilfield services segment of the energy industry, formulated a strategy to take advantage of the growing market opportunity to supply expendable products to the drilling industry and capital products for the growing drilling rig refurbishment and upgrade market. Following an investment from SCF Partners in May 2005, Forum was established from Access Oil Tools to execute this strategy. Since SCF’s investment in Access Oil Tools, we have grown our business both organically and through strategic acquisitions.

How you can contact us

Our principal executive offices are located at One BriarLake Plaza, Suite 1175, 2000 West Sam Houston Parkway South, Houston, Texas 77042 and our telephone number at that location is 713-351-7900. Our corporate website address is http://www.forumoilfield.com. The information contained in or accessible from our corporate website is not part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after the offering	shares

Common stock beneficially owned by the selling stockholder after the offering	shares ( shares if the underwriters’ over-allotment option is fully exercised)

Use of proceeds

We estimate that our net proceeds from the sale of shares offered by us, after deducting estimated expenses and underwriting discounts and commissions, will be approximately $            million. We plan to use our net proceeds from this offering to repay our outstanding indebtedness under our U.S. revolving credit facility and for general corporate purposes, including future potential acquisitions. Affiliates of some of the underwriters of this offering are lenders under our U.S. revolving credit facility and therefore will receive a portion of the net proceeds from this offering that we use to repay indebtedness. We will not receive any of the proceeds from the sale of any shares of our common stock by the selling stockholder. See “Use of Proceeds” and “Underwriting.”

Over-allotment option	The selling stockholder has granted the underwriters a 30-day option to purchase a maximum of additional shares of our common stock at the initial public offering price to cover over-allotments.

Proposed NYSE symbol	“FOT”

Risk factors	See “Risk Factors” included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock that will be outstanding after the offering includes shares of restricted common stock issued to officers and other employees under our long-term incentive plan that are subject to vesting. As of                     , 2007, there were             shares of restricted stock outstanding that remain subject to vesting.

The number of shares of common stock that will be outstanding after the offering excludes shares issuable upon the exercise of options outstanding as of                     , 2007 under our long-term incentive plan.

Unless specifically stated otherwise, the information in this prospectus reflects a             -for-             forward stock split of our shares of common stock immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary historical and pro forma consolidated financial data for the periods shown. The summary consolidated financial data as of December 31, 2005 and 2006, and for the period from our inception to December 31, 2005 and for the year ended December 31, 2006, have been derived from our audited consolidated financial statements for those dates and periods. The summary historical consolidated financial data as of June 30, 2006 and 2007, and for the six months ended June 30, 2006 and 2007, have been derived from our unaudited consolidated financial statements for those dates and periods.

The summary pro forma financial data for the year ended December 31, 2006 are derived from the unaudited pro forma financial statements of Forum Oilfield Technologies included in this prospectus under “Unaudited Pro Forma Consolidated Financial Data.” The pro forma financial information for the year ended December 31, 2006 gives effect to our acquisition of Baker SPD, Pipe Wranglers, RB Pipetech, Oilfield Bearing Industries, TriPoint Energy Services, Vanoil Equipment and Gauge Plus Oilfield Services as if each of those acquisitions had occurred on January 1, 2006. The pro forma financial information for the six months ended June 30, 2007 gives effect to our acquisition of Oilfield Bearing Industries, TriPoint Energy Services and Vanoil Equipment as if each of those acquisitions had occurred on January 1, 2006. The pro forma balance sheet as of June 30, 2007 gives effect to the acquisition of TriPoint Energy Services, the issuance by us of              shares of common stock pursuant to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” in each case as if each such transaction had occurred on June 30, 2007. For additional information regarding the estimates and adjustments made to prepare the pro forma financial data, please see “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus.

The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our financial statements and related notes included in this prospectus.

	Inception (May 10, 2005) through December 31, 2005	Year Ended December 31, 2006			Pro Forma
			Six Months Ended June 30,		Year Ended December 31, 2006		Six Months Ended June 30, 2007
			2006	2007
	(In thousands, except per share data)
Statement of income data:
Revenue	$21,823	$131,131	$52,416	$124,276		$300,734		$179,540
Cost of sales	13,138	77,110	30,181	79,289		197,098		118,909

Gross profit	8,685	54,021	22,235	44,987		103,636		60,631
Selling, general and administrative expenses	3,949	22,442	9,360	18,165		45,180		24,479

Operating income	4,736	31,579	12,875	26,822		58,456		36,152
Interest expense	679	4,871	1,942	3,843		4,498		1,631
Other (income) expense, net	—	(1)	(50)	560		(61)		500

Income before income taxes	4,057	26,709	10,983	22,419		54,019		34,021
Income tax expense	1,449	9,847	3,999	8,573		19,279		12,611

Net income	$2,608	$16,862	$6,984	$13,846		$34,740		$21,410

Earnings per share:
Basic	$19.79	$47.35	$24.08	$26.87	$		$
Diluted	$19.74	$45.84	$23.14	$26.37	$		$
Weighted average shares:
Basic	131.8	356.1	290.1	515.3
Diluted	132.2	367.8	301.9	525.0

	Inception (May 10, 2005) through December 31, 2005	Year Ended December 31, 2006			Pro Forma
			Six Months Ended June 30,		Year Ended December 31, 2006	Six Months Ended June 30, 2007
			2006	2007
	(In thousands, except per share data)
Balance sheet data (as of dates indicated):
Cash and cash equivalents	$2,132	$1,462	$6,316	$1,229		$42,425
Net property and equipment	6,878	17,472	14,860	26,074		28,073
Goodwill and other intangible assets, net	30,026	86,567	74,985	149,706		185,959
Total assets	60,714	183,642	149,130	312,223		406,741
Long-term debt	28,331	80,188	66,114	123,060		26,306
Retained earnings	2,608	19,470	9,593	33,316		33,316
Total stockholders’ equity	18,118	67,835	54,697	137,552		322,552

Other financial data:
EBITDA(1)	$5,469	$34,468	$14,105	$28,848	$66,389	$39,803
Net cash provided by (used in) operating activities	1,108	6,571	3,655	(1,848)
Net cash provided by (used in) investing activities	(35,787)	(80,843)	(66,153)	(81,506)
Net cash provided by (used in) financing activities	36,811	73,602	66,682	83,122
Capital expenditures:
Acquisitions, net of cash acquired	34,969	73,269	62,460	77,987
Property and equipment	818	7,685	3,805	3,813

(1)	“EBITDA” consists of net income before interest expense, taxes, depreciation and amortization. EBITDA is a non-GAAP measure of performance and liquidity. We use EBITDA as one of several internal management measures for evaluating performance. EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we use EBITDA in evaluating acquisition targets. Our credit agreement contains a financial covenant establishing an acceptable ceiling on the ratio of funded debt to EBITDA as a measure of liquidity. EBITDA is not a substitute for the GAAP measures of net income or of cash flow provided by (used in) operating activities and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, depreciation and amortization. The following table reconciles EBITDA with our reported net income for each of the periods shown in this section of the prospectus. The following table also reconciles EBITDA with our reported cash flow from operating activities for the historical periods shown in this section of the prospectus.

Reconciliation of EBITDA

	Inception through December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30,		Pro Forma
					Year Ended December 31, 2006	Six Months Ended June 30, 2007
			2006	2007
	(dollars in thousands)
EBITDA	$5,469	$34,468	$14,105	$28,848	$66,389	$39,803
Less: interest expense	679	4,871	1,942	3,843	15,448	7,031
Less: tax expense	1,449	9,847	3,999	8,573	15,446	10,721
Less: depreciation and amortization	733	2,888	1,180	2,586	7,872	4,151

Net income	$2,608	$16,862	$6,984	$13,846	$27,623	$17,900

Depreciation and amortization	$733	$2,888	$1,180	$2,586
Changes in assets and liabilities, net of businesses acquired	(2,425)	(14,964)	(5,304)	(19,159)
Deferred income taxes	57	934	518	110
Other non-cash items	135	851	277	769

Cash flow from operating activities	$1,108	$6,571	$3,655	$(1,848)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before deciding to invest in our common stock. If any of the following risks develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected, the trading price of shares of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

Our business depends on the level of activity, especially drilling activity, in the global oil and natural gas industry. A deterioration of conditions in the oil and natural gas industry could adversely affect our markets.

The oil and natural gas industry historically has experienced significant volatility. Demand for our products and services depends primarily upon global drilling activity, the level of capital investment in drilling rigs, the number of active drilling rigs and workover rigs, and the conditions under which these rigs operate. Global drilling activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and natural gas operators to make capital expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital equipment depends largely upon prevailing industry conditions that are influenced by numerous factors over which we have no control, such as:

•	the supply of and demand for oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the level of drilling activity and drilling day rates;

•	the expected rates of declining current production;

•	the discovery rates of new oil and natural gas reserves;

•	weather conditions, including hurricanes, that can affect oil and natural gas operations over a wide area;

•	domestic and worldwide economic conditions;

•	political instability in oil and natural gas producing countries;

•	conservation measures and technological advances affecting energy consumption;

•	the price and availability of alternative fuels; and

•	merger and divestiture activity among oil and natural gas producers and drilling contractors.

A material reduction in the demand for drilling services, in cash flows of drilling contractors, well servicing companies or production companies, or in drilling or well servicing rig utilization rates, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because oil and natural gas prices are volatile, our operating results may fluctuate.

Oil and natural gas prices are volatile. For example, since January 1, 2004, the WTI Cushing crude oil spot price has ranged from a low of $32.48 per Bbl on February 6, 2004 to a high of $78.21 per Bbl on July 31, 2007. Since January 1, 2004, the Henry Hub natural gas spot price has ranged from a low of $3.66 per Mcf on September 29, 2006 to a high of $15.39 per Mcf on December 13, 2005. The Henry Hub natural gas spot price on June 30, 2007 was $6.41 per Mcf, while the WTI Cushing crude oil spot price on June 30, 2007 was $70.68. Increases in commodity prices over the last few years, particularly in oil prices, have caused oil and natural gas companies and drilling contractors to change their strategies and expenditure levels, which has generally benefited us. Any future decline in oil and natural gas prices may result in a decrease in the expenditure levels of oil and natural gas companies and drilling contractors which would in turn adversely affect the level of demand for our products and services. We may in the future experience substantial fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices.

The markets in which we operate are highly competitive, and one of our competitors holds substantial market share and has substantially greater resources than we do. We may not be able to compete successfully in this environment and in particular against this much larger competitor.

The markets in which we operate are highly competitive and our products and services are subject to competition from significantly larger businesses. One competitor in particular holds substantial market share in most of the markets in which we operate and has substantially greater resources than we do. We have several other competitors that also are large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Some of our competitors provide a broader array of products and services and have a stronger presence in more geographic markets. In addition, our larger competitors may be able to use their size and purchasing power to seek economies of scale and pricing concessions. Furthermore, some of our customers are also our competitors and they may cease buying from us. As a result of competition, we may lose market share or be unable to maintain or increase prices for our products or services, or to acquire additional business opportunities, which could have a material adverse effect on our business, operating results and financial condition. For more information about our competitors, please read “Business—Competition.”

Our operating history may be insufficient for investors to evaluate our business and prospects.

We have grown significantly over the last few years and have completed a number of acquisitions during that period. This may make it more difficult for investors to evaluate our business and prospects and to forecast our future operating results. The unaudited pro forma combined financial statements included in this prospectus are based on the separate financial statements of our company and the businesses we have acquired prior to the dates of such acquisitions. As a result, the pro forma information may not give you an accurate indication of what our actual results would have been if these acquisitions had been completed at the beginning of the periods presented or of what our future results of operations will likely be. Our future results will depend on our ability to efficiently manage our combined operations and execute our business strategy.

There is potential for excess manufacturing capacity in our industry, which could lead to lower prices and demand for our products and services and could adversely affect our business.

Because of recently high oil prices, drilling activity and the demand for related drilling equipment have been at historically high levels. Many suppliers of drilling rigs and related equipment have expanded manufacturing capacity in order to meet the increased demand. If this level of activity does not continue, there is a potential for excess manufacturing capacity in our industry. This situation could result in reduced demand, and an increased competitive environment, for our products and services, which could lead to lower prices and utilization for our products and services and could adversely affect our business. In addition, some of our customers possess significant internal manufacturing capability, including the ability to manufacture products they currently purchase from us. These customers could decide to manufacture these products internally instead of purchasing from us, further reducing demand for our products.

Our inability to control the inherent risks of acquiring and integrating businesses could adversely affect our operations.

We recently have grown our business through acquisitions and integrating our acquired businesses may be difficult. In particular, the integration of businesses and operations that are located in disparate regions of North America and around the world may prove difficult to achieve in a cost-effective manner. The inability of management to successfully integrate our acquired businesses could have a material adverse effect on our business, operating results and financial condition. Moreover, we may be unable to cross-sell our products and services and penetrate new markets successfully and we may not obtain the anticipated or desired benefits of our acquisition strategy. Our management believes acquisitions will continue to be an important element of our business strategy.

We may be unable to identify and acquire acceptable acquisition candidates on favorable terms in the future. Additional risks we will face include:

•	retaining and attracting key employees;

•	retaining existing and attracting new customers;

•	increased administrative burden;

•	integrating systems of internal control;

•	developing our sales and marketing capabilities;

•	managing our growth effectively;

•	operating a new line of business; and

•	increased logistical problems common to large, expansive operations.

If we fail to manage these risks successfully, our business could be harmed.

We may be unable to implement successfully our strategy of growing through acquisitions because of limitations on our ability to access capital.

Historically, we have funded our acquisitions from bank debt, private placements of shares and cash generated by our business. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. As a result of recent developments in the credit markets, we may be unable to obtain such debt financing at all or on terms we believe are acceptable. Such additional debt service requirements also may impose a significant burden on our results of operations and financial condition. The issuance of additional equity securities to fund acquisitions could also result in significant dilution to stockholders. Acquisitions may not perform as expected when the acquisition was made and may be dilutive to our overall operating results. Our inability to complete acquisitions may reduce our chances of maintaining and improving profitability.

Part of our business strategy is to rely on our decentralized structure to foster an entrepreneurial spirit among our employees, particularly our operational managers. Many of these managers received stock as consideration for the acquisition of their business, and these managers may decide to leave our employment once they can sell their stock in the open market.

In connection with many of the acquisitions we have completed, we issued shares of our common stock to the owners of the businesses we acquired. Many of these owners now serve as the operational managers or local managers of the businesses we acquired. As part of our business strategy, we attempt to maintain a decentralized structure so that these managers are able to run their groups in the manner in which they are accustomed and in a way that is most responsive to the needs of their customers. As a result, we rely on the continued employment of these individuals to operate our acquired businesses. These individuals, however, may decide to take advantage of the liquidity that may result by the establishment of a trading market for our common stock on the New York Stock Exchange and decide to liquidate their investment in our company and either retire or pursue other ventures. In this event, we may be required to identify, hire and train other personnel to manage these businesses. This may result in disruptions in our business or may negatively impact our results of operations.

We may be unable to employ a sufficient number of skilled and qualified workers.

The delivery of our products and services requires personnel with specialized skills and experience. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the supply is limited. The cost to attract and retain qualified personnel has increased over the past few years due to competition and we have experienced increased turnover of employees as a result. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Our customer base is concentrated within the drilling and related drilling equipment industry and loss of a significant customer could cause our revenue to decline substantially.

Our top five customers accounted for approximately 21% of our revenue during the six months ended June 30, 2007. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer decided not to continue to purchase our products or use our services, revenue would decline and our operating results and financial condition could be harmed.

Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

At June 30, 2007, our indebtedness was approximately $124.1 million. As of June 30, 2007, on a pro forma basis after giving effect to this offering, we would have had the ability to incur additional debt, including the capacity to borrow $              million under our revolving credit facility. Our level of indebtedness may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on our indebtedness as such payments become due. Our level of indebtedness may affect our operations in several ways, including the following:

•	increase our vulnerability to general adverse economic and industry conditions;

•	the covenants contained in the agreements that govern our indebtedness limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•

any failure to comply with the financial or other covenants of our indebtedness could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and

•	our business may not generate sufficient cash flow from operations to enable us to meet our obligations under our indebtedness.

Our business depends upon our ability to obtain key raw materials and specialized equipment from suppliers. Increased costs of raw materials and other components may result in increased operating expenses and adversely affect our results of operations and cash flows.

Should our current suppliers be unable to provide the necessary raw materials or finished products or otherwise fail to deliver such materials and products timely and in the quantities required, resulting delays in the provision of products or services to our customers could have a material adverse effect on our business, operating results and financial condition. Our results of operations may be adversely affected by our inability to manage the rising costs and availability of raw materials and components used in our products. For example, we are particularly susceptible to increases in the prices of various grades of steel which we have experienced in recent years.

If we become subject to product liability claims, it could be time-consuming and costly to defend ourselves and could adversely affect our reputation within our industry.

Most of our products are used in potentially dangerous drilling and production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations. Despite our quality assurance measures, defects may occur in our products and errors, defects or other performance problems could result in financial, reputational or other damages to us. Our customers could seek damages from us for losses associated with these errors, defects or other performance problems. If successful, these claims could have a material adverse effect on our business, operating results or financial condition. Our existing product liability insurance may not be enough to cover the full amount of any loss we might suffer. A product liability claim brought against us, even if unsuccessful, could be time-consuming and costly to defend. We believe that many of our product lines are well recognized within our industry and have developed a reputation for reliability. Any errors, defects or other performance problems could adversely affect this reputation.

We may be adversely affected by disputes regarding intellectual property rights.

Our success is affected by our development and implementation of new product designs and improvements and by our ability to protect and maintain critical intellectual property assets related to these developments. We may become involved in litigation from time to time to protect and enforce our intellectual property rights. Third parties from time to time may initiate litigation against us asserting that our businesses infringe or otherwise violate their intellectual property rights. We may not prevail in any such litigation, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. The results or costs of any such litigation may have a material adverse effect on our business, operating results and financial condition. Any litigation concerning intellectual property could be protracted and costly, is inherently unpredictable and could have a material adverse effect on our business, regardless of its outcome. Further, our intellectual property rights may not have the value that we believe them to have.

Liability to customers under warranties may materially and adversely affect our earnings.

We provide warranties as to the proper operation and conformance to specifications of the products we manufacture. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be adversely affected.

Uninsured or underinsured claims or litigation or an increase in our insurance premiums could adversely impact our results.

Our insurance may be insufficient to cover potential claims and losses, including claims for personal injury or death resulting from the use of our products. It is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured or underinsured. Significant increases in the cost of insurance and more restrictive coverage may have an adverse impact on our results of operations. In addition, we may not be able to maintain adequate insurance coverage at rates we believe are reasonable.

We are subject to extensive and costly environmental laws and regulations that may require us to take actions that will adversely affect our results of operations.

Our business is significantly affected by stringent and complex international, federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. The generation and disposal of the fluids, substances, and waste produced by our operations are regulated by a number of laws, including the Resource Recovery and Conservation Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Clean Water Act; the Safe

Drinking Water Act; and analogous state laws. Failure to properly handle, transport, or dispose of these materials or otherwise conduct our operations in accordance with these and other environmental laws could expose us to liability for governmental penalties, cleanup costs associated with releases of such materials, damages to natural resources, and other damages, as well as potentially impair our ability to conduct our operations. We could be exposed to liability for cleanup costs, natural resource damages and other damages under these and other environmental laws as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If existing regulatory requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions against our business that could adversely impact our operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	denial or revocation of permits or other authorizations;

•	imposition of limitations on our operations; and

•	performance of site investigatory, remedial or other corrective actions.

We conduct operations at numerous facilities in a wide variety of locations across the country. Our operations at many of these facilities require federal, state or local environmental permits or other authorizations. These permits and authorizations frequently contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits. Given the large number of facilities in which we operate, and the environmental permits and other authorizations applicable to our operations, we occasionally identify or are notified of technical violations of certain requirements existing in various permits and other authorizations, and it is likely that the need for additional or modified permits or similar technical violations will occur in the future. We could be subject to penalties for non-compliance in the future, and it is possible future assessments for violations could be substantial. In addition, future events, such as compliance with more stringent laws, regulations or permit conditions, a major expansion of our operations into more heavily regulated activities, more vigorous enforcement policies by regulatory agencies, or stricter or different interpretations of existing laws and regulations could require us to make material expenditures.

The effect of environmental laws and regulations on our business is discussed in greater detail under “Business—Environmental Matters.”

Our business is subject to a variety of governmental regulations.

We are subject to a variety of federal, state, local and international laws and regulations relating to the environment, health and safety, export controls, currency exchange, labor and employment and taxation. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. From time to time as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities in the various countries in which we operate.

We may need to apply for or amend facility permits or licenses from time to time with respect to storm water or wastewater discharges, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject us to new or revised onerous or costly permitting conditions.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We do not have a single integrated enterprise-wide accounting system. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. Our efforts to continue to develop and maintain internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective controls, or difficulties encountered in our implementation or other effective improvement of our internal controls, could harm our operating results.

Our non-U.S. operations subject us to additional risks.

We are subject to the various risks inherent in conducting business operations in locations outside the United States. These risks may include changes in local laws and policies, including taxes, governing operations of companies that are organized in countries outside the U.S.

United States laws and policies on foreign trade, taxation and investment may also adversely affect our international operations. In addition, if a dispute arises from our international operations, courts outside the U.S. may have exclusive jurisdiction over the dispute, or we may not be able to subject persons outside the U.S. to the jurisdiction of United States courts.

Local laws and customs in many countries differ significantly from those in the United States. In many countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by United States regulations applicable to us. The U.S. Foreign Corrupt Practices Act prohibits corporations and individuals, including us and our employees, from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. We are responsible for any violations by our employees, contractors and agents, whether based within or outside the United States, for violations of the U.S. Foreign Corrupt Practices Act. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business. In addition, our non-U.S. competitors that are not subject to the U.S. Foreign Corrupt Practices Act or similar laws may be able to secure business or other preferential treatment in such countries by means that such laws prohibit with respect to us.

Recent government recommendations in Canada to increase the royalty rate that oil and natural gas producers pay in Alberta, Canada could adversely affect our results of operations and revenue in Canada.

We derive a portion of our revenue from our operations in Canada, particularly in the Province of Alberta. A recent report issued by the Province of Alberta recommended an increase in the royalty rate paid by oil and natural gas producers operating in Alberta. Some oil and natural gas producers already have announced plans to reduce their budgets for Alberta in response to the recommended increase in the royalty rate. If the Province of Alberta continues to propose an increase or decides to increase the royalty rate, more oil and natural gas producers may decide to reduce their future operations in Alberta and allocate their capital spending to other producing areas. A significant diversion of operations and capital spending by oil and natural gas producers away from Alberta would likely result in a decrease in the demand for the products and services we provide in that area.

Fluctuations in currency exchange rates could adversely affect our business.

We have significant operations in Canada and the United Kingdom. As a result, fluctuations in currency exchange rates between the U.S. dollar and each of the Canadian dollar and the British pound sterling could materially and adversely affect our business. There may be instances in which costs and revenue will not be matched with respect to currency denomination. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenue, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against these risks.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and natural gas related facilities could also be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

A significant concentration of our assets is located in close proximity to the Gulf of Mexico and, as a result, is susceptible to damage by hurricanes and other tropical storms.

A number of our facilities are located within close proximity of the coast of the Gulf of Mexico. Some of these facilities were forced to close in 2005, in one case for as much as four weeks, as a result of power outages at those facilities in connection with Hurricanes Katrina and Rita. Our results of operations could be negatively impacted in the event of another hurricane in the Gulf of Mexico that strikes the coastline near our facilities.

Risks Related to Our Relationship with SCF

L.E. Simmons, through SCF, will substantially influence the outcome of stockholder voting and may exercise this voting power in a manner adverse to you.

After the offering, SCF will own approximately     % of our outstanding common stock, or approximately     % of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. L.E. Simmons is the sole owner of L.E. Simmons and Associates, Incorporated, the ultimate general partner of SCF. Accordingly, Mr. Simmons, through his ownership of the ultimate general partner of SCF, will be in a position to substantially influence matters requiring a stockholder vote, including the election of directors, adoption of amendments to our certificate of incorporation or bylaws or approval of transactions involving a change of control. The interests of Mr. Simmons may differ from yours, and SCF may vote its common stock in a manner that may adversely affect you.

SCF’s ownership interest and provisions contained in our certificate of incorporation and bylaws could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, your ability to sell your shares for a premium.

In addition to SCF’s controlling position, provisions contained in our certificate of incorporation and bylaws, such as a classified board, which allows no more than approximately one-third of our directors to be elected each year, limitations on the removal of directors, limitations on stockholder proposals at meetings of stockholders, limitations on stockholder action by written consent and the inability of stockholders to call special meetings, could make it more difficult for a third party to acquire control of our company. Our certificate of incorporation also authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could increase the difficulty for a third party to acquire us, which may reduce or eliminate your ability to sell your shares of common stock at a premium. Also, we may issue shares of any series of preferred stock that would rank senior to the common stock as to voting or dividend rights or rights upon our liquidation, dissolution or winding up. See “Description of Our Capital Stock.”

One of our directors may have conflicts of interest because he is affiliated with SCF. The resolution of these conflicts of interest may not be in our or your best interests.

One of our directors, David C. Baldwin, is currently an officer of L.E. Simmons and Associates, Incorporated, the ultimate general partner of SCF. This may create conflicts of interest because Mr. Baldwin has responsibilities to SCF and its owners. His duties as an officer of L.E. Simmons and Associates, Incorporated may conflict with his duties as a director of our company regarding business dealings between SCF and us and other matters. The resolution of these conflicts may not always be in our or your best interests.

We have renounced any interest in specified business opportunities, and SCF and its director nominees on our board of directors generally have no obligation to offer us those opportunities.

SCF has investments in other oilfield service companies that may compete with us, and SCF and its affiliates, other than our company, may invest in other such companies in the future. We refer to SCF and its other affiliates and its portfolio companies as the SCF group. Our certificate of incorporation provides that, so long as we have a director or officer that is affiliated with SCF (an “SCF Nominee”), we renounce any interest or expectancy in any business opportunity in which any member of the SCF group participates or desires or seeks to participate in and that involves any aspect of the energy equipment or services business or industry, other than (1) any business opportunity that is brought to the attention of an SCF Nominee solely in such person’s capacity as a director or officer of our company and with respect to which no other member of the SCF group independently receives notice or otherwise identifies such opportunity and (2) any business opportunity that is identified by the SCF group solely through the disclosure of information by or on behalf of our company.

Risks Related to this Offering

Future sales of shares of our common stock may affect their market price and the future exercise of options may depress our stock price and result in immediate and substantial dilution.

We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. Upon completion of this offering, SCF will own              shares of our outstanding common stock, or approximately     % of our outstanding common stock (or             shares of our outstanding common stock, or approximately     % of our outstanding common stock, if the over-allotment option is fully exercised) and our existing stockholders (other than SCF) will own             shares of our outstanding common stock, or approximately     % of our outstanding common stock (or              shares of our outstanding common stock, or approximately     % of our outstanding common stock, if the over-allotment option is fully exercised). We and our officers and directors and the selling stockholder are subject to the lock-up agreements described in “Underwriting” for a period of 180 days after the date of this prospectus. Existing stockholders are parties to a registration rights agreement granting them certain demand and piggyback registrations in the future. In addition, shares beneficially held for at least one year will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended, or the “Securities Act”, subject to the lock-up agreements. Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. Please read “Shares Eligible for Future Sale.”

As soon as practicable after this offering, we intend to file one or more registration statements with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our long-term incentive plans. Subject to the expiration of lock-ups that we and certain of our stockholders have entered into and any applicable restrictions or conditions contained in our long-term incentive plans, the shares registered under these registration statements on Form S-8 will be available for resale immediately in the public market without restriction.

Purchasers of common stock will experience immediate and substantial dilution.

Assuming an initial public offering price of $              per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $              per share in the net tangible book value per share of common stock from the initial public offering price, and our pro forma net tangible book value as of June 30, 2007, after giving effect to this offering, would be $              per share. You will incur further dilution if outstanding options to purchase common stock are exercised. In addition, our certificate of incorporation allows us to issue significant numbers of additional shares, including shares that may be issued under our long-term incentive plans. Please read “Dilution” for a complete description of the calculation of net tangible book value.

Because we have no current plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors believes to be relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment.

There has been no active trading market for our common stock, and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. We intend to apply for listing of our common stock on the New York Stock Exchange, or NYSE, under the symbol “FOT.” We do not know if an active trading market will develop for our common stock or how our common stock will trade in the future, which may make it more difficult for you to sell your shares. Negotiations between the underwriters and us determined the initial public offering price, which may not be indicative of the price at which our common stock will trade following the completion of this offering. You may not be able to resell your shares at or above the initial public offering price.

If our stock price fluctuates after the initial public offering, you could lose a significant part of your investment.

In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the SEC and those of our competitors;

•	fluctuations in broader stock market prices and volumes, particularly among securities of oil and natural gas service companies;

•	changes in market valuations of similar companies;

•	investor perception of our industry or our prospects;

•	additions or departures of key personnel;

•	commencement of or involvement in litigation;

•	changes in environmental and other governmental regulations;

•	announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	variations in our quarterly results of operations or cash flows or those of other oil and natural gas service companies;

•	revenue and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

•	changes in our pricing policies or pricing policies of our competitors;

•	future issuances and sales of our common stock;

•	demand for and trading volume of our common stock;

•	domestic and worldwide supplies and prices of and demand for oil and natural gas; and

•	changes in general conditions in the domestic and worldwide economies, financial markets or the oil and natural gas industry.

The realization of any of these or similar risks could cause the market price of our common stock to decline significantly. In particular, the market price of our common stock may be influenced by variations in oil and natural gas commodity prices, because demand for our services is closely related to the prices of these commodities. This may cause our stock price to fluctuate with these underlying commodity prices, which are highly volatile.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things, the risk factors discussed in this prospectus and other factors, most of which are beyond our control.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect” and similar expressions are intended to identify forward-looking statements. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements.

Although we believe that the forward-looking statements contained in this prospectus are based upon reasonable assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Important factors that may affect our expectations, estimates or projections include:

•	the level of drilling activity in the markets we service;

•	a decline in or substantial volatility of oil and natural gas prices, and any related changes in expenditures by our customers;

•	the effects of future acquisitions on our business;

•	changes in customer requirements in markets or industries we serve;

•	the highly competitive nature of our industry;

•	general economic and market conditions;

•	our access to current or future financing arrangements;

•	our reliance on sources of raw materials;

•	the continued availability of qualified personnel;

•	hurricanes and other adverse weather conditions; and

•	environmental and other governmental regulations.

Our forward-looking statements speak only as of the date of this prospectus. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of              shares of our common stock by us in this offering of approximately $              million, assuming an initial public offering price of $              per share and after deducting underwriting discounts and commissions and estimated offering expenses of $              million. We will not receive any of the proceeds from any sale of shares of our common stock by the selling stockholder. Please read “Principal and Selling Stockholders.”

We plan to use our net proceeds from this offering to repay our outstanding indebtedness under our U.S. revolving credit facility and for general corporate purposes, including future potential acquisitions. Our senior credit agreement consists of a $200 million U.S. revolving credit facility and a Cdn$23 million Canadian revolving credit facility. As of June 30, 2007, we had approximately $122.5 million of indebtedness outstanding under our senior credit agreement, $100.9 million of which was outstanding under our U.S. revolving credit facility. Our U.S. revolving credit facility matures on November 21, 2011 and bears interest at either the prime rate, plus an applicable margin ranging between 0.25% and 1.75%, or the London Interbank Offer Rate, or “LIBOR,” plus an applicable margin between 1.25% and 2.75%. Approximately $89.5 million of the borrowings under our U.S. revolving credit facility incurred since January 1, 2007 were used to fund our acquisitions of Oilfield Bearing Industries and TriPoint Energy Services.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Our Indebtedness” for a description of our outstanding indebtedness and our senior credit agreement following this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) our net proceeds from this offering by approximately $            , assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

An affiliate of Credit Suisse Securities (USA) LLC and an affiliate of J.P. Morgan Securities Inc. have committed to provide $15 million and $35 million, respectively (or 25% in the aggregate), of the available borrowings under our $200 million U.S. revolving credit facility, and therefore will receive a portion of the proceeds from this offering that we use to repay our U.S. revolving credit facility. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are underwriters of this offering. Please read “Underwriting.”

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board. We are also currently restricted in our ability to pay dividends under our senior credit agreement.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to this offering and the application of our estimated net proceeds from this offering as set forth under “Use of Proceeds” as if this offering occurred on June 30, 2007.

The information was derived from and is qualified by reference to our consolidated financial statements included elsewhere in this prospectus. You should read this information in conjunction with these consolidated financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

	June 30, 2007
	Actual	As Adjusted
	(In thousands, except share data) (unaudited)
Cash and cash equivalents(1)	$1,229	$

Total long-term debt, including current portion:
U.S. revolving credit facility(2)	$100,905	$
Canadian revolving credit facility	21,616		21,616
Other debt	1,587		1,587

Total	124,108

Stockholders’ equity:
Common stock, $0.01 par value, 1,000,000 shares authorized, 685,662 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	7
Preferred stock, $0.01 par value, 10,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—		—
Additional paid-in capital(1)	101,702
Other comprehensive income:
Cumulative currency translation adjustment, net of tax of $1,106	2,053		2,053
Hedging derivative instruments, net of tax of $255	474		474
Retained earnings	33,316		33,316

Total stockholders’ equity(1)	137,552

Total capitalization(1)	$261,660	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ , assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Subsequent to June 30, 2007, we incurred an additional $53.2 million of indebtedness under our U.S. revolving credit facility in connection with our acquisition of TriPoint Energy Services.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of the common stock after this offering. Our unaudited consolidated net tangible book value as of June 30, 2007 was $              per share of common stock. Net tangible book value per share represents the amount of the total tangible assets less our total liabilities, divided by the number of shares of common stock that are outstanding. After giving effect to the sale of              shares of common stock in this offering by us based on an assumed initial public offering price of $              per share (which is the mid-point of the range on the cover of this prospectus) and after the deduction of underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value at June 30, 2007 would have been $              million, or $              per share. This represents an immediate increase in such net tangible book value of $              per share to existing stockholders and an immediate and substantial dilution of $              per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2007	$
Increase attributable to new public investors

As adjusted net tangible book value per share after this offering

Dilution in as adjusted net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) our net tangible book value by $              million, the net tangible book value per share, after giving effect to this offering, by $              per share and the dilution in net tangible book value per share to new investors in this offering by $              per share, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis set forth above as of June 30, 2007, the total number of shares of common stock owned by existing stockholders, the total number of shares acquirable under outstanding options and the total number of shares to be owned by new investors, the total consideration paid or to be paid, and the average price per share paid by our existing stockholders and to be paid by our option holders and by new investors in this offering at $             , calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased(1)		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(2)			$		$
Option holders
New public investors

Total		100%		$100%

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholder in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholder in this offering.
(2)	Includes 13,183 shares of restricted stock as of June 30, 2007 that are subject to forfeiture restrictions.

As of                     , 2007, there were              shares of our common stock outstanding, including              shares of restricted stock that are subject to forfeiture restrictions. Sales by the selling stockholder in this offering will reduce the number of shares of common stock held by existing stockholders to              shares, or approximately     % of the total number of shares of common stock outstanding after this offering, and will increase the number of shares of common stock held by new investors to              shares, or approximately     % of the total number of shares of common stock outstanding after this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following pro forma consolidated financial data give effect to the following acquisitions that were completed during 2006 and 2007, and, in the case of our pro forma balance sheet, the offering described in this prospectus. The following pro forma consolidated financial data are derived from our historical audited and unaudited consolidated financial statements included elsewhere in this prospectus and the pro forma adjustments and assumptions outlined below. For more information on our acquisitions, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions” and the notes to the consolidated financial statements of Forum Oilfield Technologies, Inc.

Acquisitions

SPD. On March 1, 2006, we acquired Baker SPD, a stand-alone operating unit of Baker Hughes Incorporated’s Baker Oil Tools Division. SPD is a manufacturer and distributor of a wide range of drilling and production products for both drilling contractors and oil and natural gas companies worldwide.

Gauge Plus. On April 1, 2006, we acquired Gauge Plus Oilfield Services, Inc., a Canadian distributor for our handling tools and instrumentation products.

Pipe Wranglers. On June 30, 2006, we acquired Pipe Wranglers Canada (2004), Inc., a provider of hydraulic catwalk systems and products to the oil and natural gas industry.

RB Pipetech. On December 29, 2006, we acquired RB(GB) Ltd., which owns all of RB Pipetech Ltd., its operating company. RB Pipetech provides comprehensive supply service for high pressure pipe and associated products.

Vanoil. On February 1, 2007, we acquired Vanoil Equipment Inc., a provider of coiled tubing and wireline pressure control equipment.

Oilfield Bearing Industries. On May 1, 2007, we purchased Oilfield Bearing Industries, Inc., a distributor of specialty bearings and other expendables used in the drilling industry.

TriPoint Energy Services. On July 31, 2007, we purchased TriPoint Energy Services, Inc., which has four repair and refurbishment facilities for drilling rig capital equipment.

Basis of Presentation

The following information should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” and our audited and unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statement of income data are not necessarily indicative of what our results would have been had the acquisitions described above been completed on the indicated dates or what may be obtained in the future.

The accompanying unaudited pro forma consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 and the unaudited balance sheet as of June 30, 2007 have been prepared by management in accordance with Article 11 of Regulation S-X for inclusion in this prospectus.

The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in our audited consolidated financial statements for the year ended December 31, 2006.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31, 2006

	Forum	Acquisitions(a)	Offering Adjustments(c)		Pro Forma
	(In thousands, except per share data)
	(Unaudited)
Revenue	$131,131	$169,603	$			$300,734
Costs of sales	77,110	119,988				197,098

Gross profit	54,021	49,615				103,636
Selling, general and administrative expenses	22,442	22,738				45,180

Operating income	31,579	26,877				58,456

Interest expense	4,871	10,577		(10,950)		4,498
Other (income), net	(1)	(60)				(61)

Income before income taxes	26,709	16,360		10,950		54,019

Income tax expense	9,847	5,599		3,833		19,279

Net income	$16,862	$10,761		$7,117		$34,740

Earnings per share:
Basic	$47.35				$
Diluted	$45.84				$

Weighted average shares:
Basic	356.1
Diluted	367.8

Six Months Ended June 30, 2007

	Forum	Acquisitions(b)	Offering Adjustments(c)		Pro Forma
	(In thousands, except per share data)
	(Unaudited)
Revenue	$124,276	$55,264	$			$179,540
Costs of sales	79,289	39,260				118,909

Gross profit	44,987	15,644				60,631
Selling, general and administrative expenses	18,165	6,314				24,479

Operating income	26,822	9,330				36,152

Interest expense	3,843	3,188		(5,400)		1,631
Other expense (income), net	560	(60)				500

Income before income taxes	22,419	6,202		5,400		34,021
Income tax expense	8,573	2,148		1,890		12,611

Net income	$13,846	$4,054		$3,510		$21,410

Earnings per share:
Basic	$26.87				$
Diluted	$26.37				$

Weighted average shares:
Basic	515.3
Diluted	525.0

Note 1. Pro forma adjustments related to the statements of income

The unaudited pro forma consolidated statement of income for the year ended December 31, 2006 gives effect to the acquisitions of SPD, Pipe Wranglers, RB Pipetech, Oilfield Bearing Industries, TriPoint Energy Services and two other acquisitions (Vanoil and Gauge Plus) that we determined were not individually significant under SEC rules as if each of these acquisitions occurred on January 1, 2006.

(a) The following schedule presents pro forma adjustments related to the inclusion of the acquisitions described above in the unaudited pro forma consolidated financial data for the year ended December 31, 2006.

	Two Months Ended February 28, 2006	Six Months Ended June 30, 2006	Twelve Months Ended
			November 30, 2006(i)	December 31, 2006			Acquisition Adjustments	Ref.		Acquisitions Combined
	SPD	Pipe Wranglers	RB Pipetech	Oilfield Bearings Industries	TriPoint Energy Services	Other
	(In thousands)
	(Unaudited)
Revenue	$6,929	$6,453	$16,530	$73,487	$58,710	$12,970	$(5,476)	(d	)	$169,603
Costs of sales	4,375	4,554	11,618	49,555	44,790	7,158	(5,476)	(d	)	119,988
							3,157	(e	)
							257	(f	)

Gross profit	2,554	1,899	4,912	23,932	13,920	5,812	(3,414)			49,615

Selling, general and administrative expenses	1,247	1,315	3,147	8,506	5,049	3,474				22,738

Operating income (loss)	1,307	584	1,765	15,426	8,871	2,338	(3,414)			26,877
Interest expense		—	22	630	381	107	9,437	(g	)	10,577
Other expense (income), net	—	17	(36)	79	(10)	(110)				(60)

Income before income taxes	1,307	567	1,779	14,717	8,500	2,341	(12,851)			16,360
Income tax expense	465	—	495	5,070	3,172	799	(4,402)	(h	)	5,599

Net income	$842	$567	$1,284	$9,647	$5,328	$1,542	$(8,449)			$10,761

(b) The following schedule presents the pro forma adjustments related to the inclusion of the acquisitions described above in the unaudited pro forma consolidated financial data for the six months ended June 30, 2007.

	Four Months Ended April 30, 2007	Six Months Ended June 30, 2007	One Month Ended January 31, 2007		Ref.
	Oilfield Bearings Industries	TriPoint Energy Services	Vanoil	Acquisition Adjustments		Acquisitions Combined
	(In thousands)
	(Unaudited)
Revenue	$26,572	$29,131	$1,448	$(1,887)	(d)	$55,264
Costs of sales	17,622	22,123	771	(1,887)	(d)	39,620
				947	(e)
				44	(f)

Gross profit	8,950	7,008	677	(991)		15,644
Selling, general and administrative expenses	3,042	2,917	355			6,314

Operating income (loss)	5,908	4,091	322	(991)		9,330

Interest expense	70	133	14	2,971	(g)	3,188
Other expense (income), net	(55)	(6)	1			(60)

Income before income taxes	5,893	3,964	307	(3,962)		6,202
Income tax expense	1,888	1,644	—	(1,384)	(h)	2,148

Net income	$4,005	$2,320	$307	$(2,578)		$4,054

(c) The offering adjustments in the unaudited pro forma consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 assume the application of $150.0 million of proceeds from this offering to repay all of the outstanding indebtedness under our U.S. revolving credit facility. The resulting reduction of interest expense from the repayment of the U.S. revolving credit facility was $11.0 million and $5.4 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. This resulting reduction of interest expense was calculated using the weighted average interest rates at December 31, 2006 and June 30, 2007, which were 7.3% and 7.2%, respectively.

(d) Intercompany revenue and cost of sales have been eliminated in the consolidation of the pro forma results. Certain acquired businesses have had sales to other entities within our company prior to their acquisition by us. In the pro forma results, these sales are treated as intercompany sales and therefore have been eliminated in the consolidated total.

(e) Amortization of intangible assets has been reflected as if the intangible assets purchased as part of the business combinations had been acquired on January 1, 2006. The intangible assets include noncompete agreements, customer-related intangibles, backlog, patents and tradenames. For our significant acquisitions, asset values were determined based upon third-party appraisals. We estimated the remaining useful lives, ranging from 2 months to 17 years, of all acquired intangible assets and amortized those assets over their estimated remaining useful lives. The amount of amortization related to this adjustment was approximately $3.2 million and $0.9 million for the pro forma consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

(f) Depreciation reflects the adjusted fixed assets assuming the acquisitions occurred January 1, 2006. Asset values were determined based upon third-party and internal appraisals. We estimated the average useful lives of the fixed assets to be approximately seven years. The amount of depreciation related to this adjustment was approximately $0.3 million and $44,000 for the pro forma consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

(g) Interest expense reflects the estimated interest related to the debt incurred for the acquisitions as if the acquisitions occurred January 1, 2006. The interest rate used in the pro forma adjustments for the year ended December 31, 2006 and six months ended June 30, 2007 was the interest rate in effect at the time of each acquisition. The pro forma amount of interest expense for the debt related to the acquisitions for the year ended December 31, 2006 and six months ended June 30, 2007 was approximately $9.4 million and $3.0 million, respectively. A 1/8% change in the variable rate of interest for the year ended December 31, 2006 and six months ended June 30, 2007 would have reduced net income by approximately $100,000 and $33,000, respectively.

(h) In preparing the pro forma consolidated statements of income for the year ended December 31, 2006 and six months ended June 30, 2007, we used the statutory tax rate in effect for the applicable jurisdiction at the time of each acquisition.

(i) The pro forma statement of income of RB Pipetech for the twelve months ended November 30, 2006 was derived from the audited financial statements for the fiscal year ended August 31, 2006, minus the statement of income for the three months ended November 30, 2005, plus the statement of income for the three months ended November 30, 2006, all included elsewhere in this prospectus, as shown in the schedule below. The currency exchange rates used to convert RB Pipetech’s statement of income from British pound sterling to U.S. dollars for the fiscal year ended August 31, 2006, the three months ended November 30, 2005 and the three months ended November 30, 2006 were 1.79, 1.89 and 1.77, respectively.

	Fiscal Year Ended August 31, 2006	Three Months Ended November 30, 2005	Three Months Ended November 30, 2006	Twelve Months Ended November 30, 2006
	(In thousands) (Unaudited)
Revenue and other operating income	$15,979	$3,955	$4,506	$16,530
Costs of sales	11,253	2,744	3,109	11,618

Gross profit	4,726	1,211	1,397	4,912
Selling, general and administrative expenses	2,919	469	697	3,147

Operating income	1,807	742	700	1,765

Interest expense	22	—	—	22
Other expense (income), net	(32)	—	(4)	(36)

Income before income taxes	1,817	742	704	1,779
Income tax expense	507	223	211	495

Net income	$1,310	$519	$493	$1,284

Note 2. Earnings per share calculation

Pro forma basic and diluted earnings per share are calculated as pro forma net income divided by the pro forma weighted average basic shares and diluted shares, respectively. The weighted average outstanding shares have been adjusted to reflect the outstanding shares as of June 30, 2007 as if they had been issued at the beginning of the period presented.

PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2007

	Forum	TriPoint Energy Services(a)	Acquisition Adjustments(b)	Offering Adjustments(c)	Pro forma
	(In thousands)
	(Unaudited)
Cash	$1,229	$896	$5,300	$35,000	$42,425
Accounts receivable	57,521	7,378			64,899
Inventories	71,371	7,467			78,838
Other current assets	3,432	477	(292)		3,617

Total current assets	133,553	16,218	5,008	35,000	189,779

Property and equipment, net	26,074	1,999			28,073
Intangible assets, net	25,946	42	6,649		32,637
Deferred loan costs	1,629	40			1,669
Goodwill	123,760	6,406	23,156		153,322
Other long-term assets	1,261	—			1,261

Total assets	$312,223	$24,705	$34,813	$35,000	$406,741

Accounts payable	25,766	2,264			28,030
Other current liabilities	14,741	1,814			16,555

Total current liabilities	40,507	4,078	—		44,585

Notes payable	123,060	—	53,246	(150,000)	26,306
Other noncurrent liabilities	11,104	—	2,194		13,298

Common stock	7	3,342	(3,342)		7
Retained earnings	33,316	8,047	(8,047)		33,316
Other stockholders’ equity	104,229	9,238	(9,238)	185,000	289,229

Total stockholders’ equity	137,552	20,627	(20,627)	185,000	322,552

Total liabilities and stockholders’ equity	$312,223	$24,705	$34,813	$35,000	$406,741

Note 1. Pro forma and offering adjustments to the balance sheet as of June 30, 2007

(a) The pro forma consolidated balance sheet reflects the acquisition of TriPoint Energy Services as if it occurred on June 30, 2007.

(b) The debt incurred for the acquisition of TriPoint Energy Services was approximately $53.2 million. Of this $53.2 million, $5.3 million is held in an escrow account as it relates to contingent purchase price consideration and is shown as cash. As part of the valuation, the following fair values were determined: $6.7 million of intangible assets, $29.6 million of goodwill, and $2.2 million of deferred tax liability related to the intangible assets. The preliminary allocation of the purchase price was based upon preliminary valuations. The estimates and assumptions used in these preliminary valuations are subject to change upon the receipt of the final valuations prepared by an independent appraiser. The primary area of the purchase price yet to be finalized relates to intangible and identifiable assets and working capital adjustments.

(c) The unaudited pro forma consolidated balance sheet as of June 30, 2007 assumes offering proceeds of $185 million, net of $15 million in estimated offering expenses, and assumes the application of $150 million of proceeds from this offering to repay all of the outstanding indebtedness under our U.S. revolving credit facility.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected historical consolidated financial data for the periods shown. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and May 31, 2005, and for the years ended December 31, 2002, 2003 and 2004 and the period January 1, 2005 through May 31, 2005, have been derived from Access Oil Tools’ (our predecessor for financial reporting purposes) consolidated financial statements for those dates and periods. The selected consolidated financial data as of December 31, 2005 and 2006, and for the period from our inception to December 31, 2005 and for the year ended December 31, 2006, have been derived from our consolidated financial statements for those dates and periods. The selected consolidated financial data as of June 30, 2006 and 2007, and for the six months ended June 30, 2006 and 2007, have been derived from our consolidated financial statements for those dates and periods. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	Access Oil Tools (Predecessor)				Forum Oilfield Technologies (Successor)
	Year Ended December 31,			January 1, 2005 through May 31, 2005	Inception (May 10, 2005) through December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30,
	2002	2003	2004				2006	2007
	(In thousands, except share and per share data)
Statement of income data:
Revenue	$13,895	$13,636	$17,495	$10,755	$21,823	$131,131	$52,416	$124,276
Cost of sales	8,125	8,024	10,320	6,105	13,138	77,110	30,181	79,289

Gross profit	5,770	5,612	7,175	4,650	8,685	54,021	22,235	44,987
Selling, general and administrative expenses	3,796	3,562	4,448	2,682	3,949	22,442	9,360	18,165

Operating income	1,974	2,050	2,727	1,968	4,736	31,579	12,875	26,822
Interest expense	241	195	178	99	679	4,871	1,942	3,843
Other (income) expense, net	4	(37)	—	—	—	(1)	(50)	560

Income before income taxes	1,729	1,892	2,549	1,869	4,057	26,709	10,983	22,419
Income tax expense	666	689	930	656	1,449	9,847	3,999	8,573

Net income	$1,063	$1,203	$1,619	$1,213	$2,608	$16,862	$6,984	$13,846

Earnings per share:
Basic	$2,124.23	$2,404.25	$3,373.42	$2,901.66	$19.79	$47.35	$24.08	$26.87
Diluted	$1,896.63	$2,146.65	$3,174.98	$2,707.35	$19.74	$45.84	$23.14	$26.37
Weighted average shares:
Basic	500	500	480	418	131,792	356,120	290,086	515,252
Diluted	560	560	510	448	132,151	367,846	301,914	524,966

	Access Oil Tools (Predecessor)				Forum Oilfield Technologies (Successor)
	Year Ended December 31,			January 1, 2005 through May 31, 2005	Inception (May 10, 2005) through December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30,
	2002	2003	2004				2006	2007
	(In thousands, except share and per share data)
Balance sheet data (as of dates indicated):
Cash and cash equivalents	$25	$1	$5	$1,012	$2,132	$1,462	$6,316	$1,229
Net property and equipment	1,391	1,589	1,849	2,075	6,878	17,472	14,860	26,074
Goodwill and other intangible assets, net	2,165	2,124	2,084	2,067	30,026	86,567	74,985	149,706
Total assets	8,538	9,059	11,701	14,212	60,714	183,642	149,130	312,223
Long-term debt	1,140	809	1,216	—	28,331	80,188	66,114	123,060
Retained earnings	4,395	5,662	7,281	8,494	2,608	19,470	9,593	33,316
Total stockholders’ equity	3,032	4,299	4,418	5,631	18,118	67,835	54,697	137,552

Other financial data:
EBITDA(1)	$2,239	$2,449	$3,149	$2,183	$5,469	$34,468	$14,105	$28,848
Net cash provided by (used in) operating activities	921	1,007	753	1,569	1,108	6,571	3,655	(1,848)
Net cash provided by (used in) investing activities	(643)	(520)	(643)	(429)	(35,787)	(80,843)	(66,153)	(81,506)
Net cash provided by (used in) financing activities	(352)	(511)	(106)	(133)	36,811	73,602	66,682	83,122
Capital expenditures:
Acquisitions, net of cash acquired	—	—	—	—	34,969	73,269	62,460	77,987
Property and equipment	643	524	649	431	818	7,685	3,805	3,813

(1)	“EBITDA” consists of net income before interest expense, taxes, depreciation and amortization. EBITDA is a non-GAAP measure of performance and liquidity. We use EBITDA as one of several internal management measures for evaluating performance. EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we use EBITDA in evaluating acquisition targets. Our credit agreement contains a financial covenant establishing an acceptable ceiling on the ratio of funded debt to EBITDA as a measure of liquidity. EBITDA is not a substitute for the GAAP measures of net income or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, depreciation and amortization. The following table reconciles EBITDA with our reported net income and cash flow from operating activities for each of the periods shown in this section of the prospectus.

Reconciliation of EBITDA

	Access Oil Tools (Predecessor)				Forum Oilfield Technologies (Successor)
	Year ended December 31,			January 1, 2005 through May 31, 2005	Inception (May 10, 2005) through December 31, 2005	Year ended December 31, 2006	Six Months Ended June 30,
	2002	2003	2004				2006	2007
	(dollars in thousands)
EBITDA	$2,239	$2,449	$3,149	$2,183	$5,469	$34,468	$14,105	$28,848
Less: interest expense	241	195	178	99	679	4,871	1,942	3,843
Less: tax expense	666	689	930	656	1,449	9,847	3,999	8,573
Less: depreciation and amortization	269	362	422	215	733	2,888	1,180	2,586

Net income	$1,063	$1,203	$1,619	$1,213	$2,608	$16,862	$6,984	$13,846

Depreciation and amortization	$269	$362	$422	$215	$733	$2,888	$1,180	$2,586
Changes in assets and liabilities, net of businesses acquired	(545)	(699)	(1,403)	165	(2,425)	(14,964)	(5,304)	(19,159)
Deferred income taxes	126	140	114	(27)	57	934	518	110
Other non-cash items	8	1	1	3	135	851	277	769

Cash flow from operating activities	$921	$1,007	$753	$1,569	$1,108	$6,571	$3,655	$(1,848)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our historical consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and the oilfield service industry. These forward-looking statements involve risks and uncertainties that may be beyond our control. Our actual results could differ materially from the results indicated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: market prices for oil and natural gas, the level of oil and natural gas drilling, economic and competitive conditions, capital expenditures, regulatory changes and other uncertainties, as well as those factors discussed elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed below may not occur. Except to the extent required by law, we undertake no obligation to update publicly any forward-looking statements, even if new information becomes available or other events occur in the future.

Overview

We design, manufacture and supply drilling and flow control products for oil and natural gas drilling and production applications worldwide. Our products include a balanced mix of frequently replaced expendable products that are consumed in drilling and production operations, as well as capital products that are directed at rig refurbishment, upgrade and new construction projects. Our expendable products constitute a significant portion of drilling rig components that require periodic replacement due to the wear and tear of normal drilling operations. Our capital products, which form some of the most critical components of drilling and well servicing equipment, are designed to enhance the efficiency and safety of our customers’ operations. We have a long track record of manufacturing and supplying reliable, cost-effective products that create value for our customers.

We operate in two business segments:

•

Drilling Products: Our Drilling Products segment designs and manufactures both capital and expendable products, including tubular handling equipment and drilling data management systems. We also repair and refurbish critical rig components through this segment. Tubular handling products range from expendable manual pipe handling tools to mechanized “hands-off” systems. Our data management products include integrated drill floor instrumentation and monitoring systems that manage and provide real-time drilling data to drilling contractors and oil and natural gas producers.

•

Flow Control Products: Our Flow Control Products segment designs and manufactures expendable products, including fluid-end components for mud pumps, centrifugal pumps and other wear components commonly used in the drilling process, as well as capital equipment, including valves, choke and kill manifolds, and pressure control equipment for both coiled tubing and wireline well intervention operations. Our well intervention pressure control products are sold directly to major oilfield service companies and also to equipment rental companies. These products include both coiled tubing and wireline blowout preventers and their accessories.

Outlook

Our business depends to a significant extent upon the level of global oil and natural gas drilling and workover activity, and the number of drilling rigs in service at a given time, as well as the level of capital investment being made in new and upgraded drilling rigs and drilling rig refurbishment. These levels are impacted by a number of factors, including the overall worldwide demand for, and prices of, oil and natural gas. We believe the following factors and trends will positively affect our industry in the coming years:

•	Increasing global demand for oil and natural gas;

•	Favorable commodity price environment relative to historical levels;

•	Increased capital expenditures by oil and natural gas producers on drilling activities;

•	Increased global rig count;

•	Increasing exploration and development in challenging environments; and

•	Rig upgrades and fleet modernization.

For more information on the factors and trends affecting our industry, please read “Business—Industry Trends.”

Evaluation of Operations

We manage our operations through the two business segments described above. We have focused on implementing financial reporting and controls at all of our operations to accelerate the availability of critical information necessary to support informed decision-making. We use a number of financial measures to routinely analyze and evaluate, on a segment and corporate level, the performance of our business, including the following:

•	Revenue growth;

•	Gross margins;

•	Income before income taxes;

•	Selling, general and administrative expenses as a percentage of total revenue;

•	EBITDA;

•	EBITDA margins;

•	Earnings per share; and

•	Cash flow from operations.

Acquisitions

We acquired three businesses in 2005 (including our predecessor, Access Oil Tools), four businesses in 2006 and two businesses in the first six months of 2007, which together provided us with additional drilling and flow control products, international distribution infrastructure and additional customers. We have accounted for these acquisitions using the purchase method of accounting whereby the purchase price is allocated to the fair value of net assets acquired, including identified intangibles and property, plant and equipment, with the excess, if any, allocated to goodwill. An overview of each of the acquisitions follows:

2005 Acquisitions

Access Oil Tools. On May 31, 2005, we acquired Access Oil Tools, Inc., a pipe-handling tool manufacturer and supplier, in exchange for total purchase consideration of $22.1 million. The results of Access Oil Tools’ operations are included in our consolidated financial statements beginning June 1, 2005. We consider Access Oil Tools to be our predecessor for financial reporting purposes. This acquisition was our first and provided the platform for our Drilling Products segment, delivering both manual and powered proprietary pipe handling equipment.

Advance Manufacturing Technology. On October 31, 2005, we acquired Advance Manufacturing Technology, Inc., a manufacturer and supplier of pressure control equipment and accessories, in exchange for total purchase consideration of $11.0 million. The results of Advance Manufacturing Technology’s operations are included in our consolidated financial statements beginning November 1, 2005. This acquisition provided the platform for our Flow Control Products segment, and provided us access to its proprietary wireline pressure control equipment product line.

Acadiana Oilfield Instruments and Advanced Monitoring Systems. On November 23, 2005, we acquired Acadiana Oilfield Instruments, Inc. and its sister rental company, Advanced Monitoring Systems, Inc., a manufacturer and supplier of drilling instrumentation systems, for total purchase consideration of $12.2 million. The results of these operations are included in our consolidated financial statements beginning November 23, 2005. This acquisition, included in our Drilling Products segment, provided the platform for our drilling instrumentation and controls product line, yielding access to both analog gauges and digital rig instrumentation.

2006 Acquisitions

SPD. On March 1, 2006, we acquired all of the assets of Baker SPD, a stand-alone operating unit of Baker Hughes Incorporated’s Baker Oil Tools Division. SPD is a manufacturer and distributor of a wide range of drilling and production products for both drilling contractors and operators worldwide. The purchase, including transaction-related costs, was for cash consideration of $45.0 million. The results of SPD’s operations are included in our consolidated financial statements beginning March 1, 2006. This acquisition is part of the Flow Control Products segment, providing us with a platform to compete in the drilling and production consumables product market.

Pipe Wranglers. On June 30, 2006, we acquired Pipe Wranglers Canada (2004), Inc., a provider of hydraulic catwalk systems and products to the oil and natural gas industry, for total purchase consideration of $19.8 million. The results of Pipe Wranglers’ operations are included in our consolidated financial statements beginning July 1, 2006. This acquisition provides our Drilling Products segment access to proprietary, hydraulic catwalk technology that has growth potential for both new rig builds and for retrofit projects on the existing rig fleet and complements our pipe handling product offerings.

RB Pipetech. On December 29, 2006, we acquired RB(GB) Ltd., which owns 100% of a United Kingdom-based operating company, RB Pipetech Ltd., for total purchase consideration of $16.3 million. Additionally, the former stockholders, who both remain employees of Forum, are eligible to receive up to £1.0 million in additional contingent cash consideration based upon RB Pipetech’s 2007 earnings, as defined in the purchase and sale agreement. RB Pipetech designs, manufactures and installs high pressure choke and kill manifolds. The acquired net assets purchased are included in our consolidated financial statements as of December 31, 2006. No results of operations are included in our consolidated financial statements for the period ended December 31, 2006 because the acquisition occurred on the last business day of the calendar year. This acquisition, included in our Flow Control Products segment, enhances our sales to the Asia Pacific region, and provides access to proprietary technology for drilling manifold systems.

In addition, we completed the acquisition of Gauge Plus Oilfield Services for $1.4 million during the year ended December 31, 2006. Gauge Plus Oilfield Services, the Canadian distributor for our handling and instrumentation products, contributed to the expansion of our business into new geographic regions.

2007 Acquisitions

Vanoil. On February 1, 2007, we acquired Vanoil Equipment Inc. for total purchase consideration of $17.7 million. Vanoil Equipment is a provider of coiled tubing and wireline pressure control equipment primarily to customers in Canada and outside of North America. The results of Vanoil Equipment’s operations are included in our consolidated financial statements beginning February 1, 2007. This acquisition is part of our Flow Control Products segment, providing coiled tubing pressure control products and is additive to our well intervention pressure control product line. The acquisition of Vanoil Equipment complements Advance Manufacturing Technology’s offering of wireline blowout preventers, especially by expanding our customer base internationally.

Oilfield Bearing Industries. On May 1, 2007, we purchased Oilfield Bearing Industries, Inc., a distributor of specialty bearings and other consumables used in the drilling industry, for total purchase consideration of

$72.9 million. The results of Oilfield Bearing Industries’ operations are included in our consolidated financial statements beginning May 1, 2007. This acquisition is part of our Flow Control Products segment, providing access to a global distribution network for our drilling and flow control expendables product lines.

Recent Acquisition

On July 31, 2007, we purchased TriPoint Energy Services, Inc. for total purchase consideration of $53.2 million, $5.3 million of which is contingent on TriPoint Energy Services achieving its 2007 earnings plan and subject to working capital adjustments, plus transaction-related costs. TriPoint Energy Services has four repair and refurbishment facilities for drilling rig capital equipment. The results of TriPoint Energy Services’ operations will be included in our consolidated financial statements beginning August 1, 2007 as part of our Drilling Products segment. This acquisition provides us with facilities and expertise for service, support, and assembly of our current and future products.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. We prepare these financial statements in conformity with U.S. generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies we believe require management’s most difficult, subjective or complex judgments and are the most critical to our reporting of results of operations and financial position are as follows:

Revenue Recognition

Revenue from product sales, including shipping costs, is recognized as title passes to the customer, which is when items are shipped from our facilities. Revenue from services is recognized when the service is completed to the customer’s specifications. Prepayments are recorded as deferred revenue.

Revenue from one of our product lines, which accounted for less than 10% of our total revenue for the six months ended June 30, 2007, is primarily generated from engineering and manufacturing of custom products under long-term contracts that typically last longer than six months. Revenue from this product line is recognized using the percentage-of-completion method of accounting for revenue as provided by the American Institute for Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”). Under SOP 81-1, revenue is recognized as work is performed primarily based on the estimated completion to date calculated by multiplying the total contract price by percentage of performance to date, based on the percentage of total cost incurred to date to the total estimated cost at completion. Application of the percentage-of-completion method of accounting requires the use of estimates of costs to be incurred for the performance of the contract. Whenever revisions of estimated contract costs and contract values indicate that the contract costs will exceed estimated revenue, thus creating a loss, a provision for the total estimated loss is recorded in that period.

Fair Value of Common Stock

The amounts used to estimate the fair value of our common stock impact various calculations, such as the amount of compensation expense related to stock-based compensation awards and the purchase price allocated to a business combination when stock is issued as part of the purchase consideration.

The value of our stock at the time of each option grant used to establish the strike price, and the value applied in each acquisition transaction, was estimated by management, and approved by our board of directors, in accordance with an internal valuation model. This valuation model is based upon an average of comparable company transaction multiples for three-year historical EBITDA, trailing twelve months EBITDA, projected twelve months EBITDA and tangible assets. The multiples determined are adjusted for the size of the associated company based on a regression analysis and then applied to the applicable measures for our company. The value used is the average result of these measures which is further subject to judgmental factors such as prevailing market conditions, changes in an index of the stock prices of other oilfield service companies since the previous valuation and the overall outlook for our company and its products in general. We did not obtain contemporaneous valuations by an unrelated third-party valuation specialist. We believed that our management team had the appropriate expertise and experience to perform such analyses and the additional cost of a valuation specialist was not warranted.

During the twelve-month period ended June 30, 2007, we granted stock options with the exercise prices as follows:

Grants made during Quarter Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value per Share	Weighted Average Intrinsic Value per Share
September 30, 2006	3,380	$145.00	$145.00	$—
December 31, 2006	6,825	200.00	200.00	—
March 31, 2007	2,370	200.00	200.00	—
June 30, 2007	1,700	225.00	225.00	—

Employee Stock-Based Compensation

Stock-based Compensation. We have a stock-based compensation plan for employees, directors and consultants of our company and its affiliates. We apply the fair value method of accounting for our stock-based compensation plan prescribed under Statement of Financial Accounting Standard (“SFAS”) No. 123(R), Accounting for Stock-Based Compensation. We record compensation expense for restricted stock over the applicable vesting period based on the fair value of the stock on the date of grant. We issue options with an exercise price equal to the fair value of the underlying stock on the date of grant. We record compensation expense for the fair value of the stock options at the grant date, and we recognize compensation expense over the vesting period of the underlying security. We credit consideration paid on the exercise of stock options to share capital and additional paid-in capital.

The fair value of each stock option award on the applicable grant dates was estimated using the Black-Scholes pricing model with the following assumptions:

	Year Ended December 31,		Six Month Ended June 30, 2007
	2005	2006
Weighted average fair value	$48.53	$54.14	$71.95
Assumptions:
Expected life (in years)	5	3.7	3.7
Volatility	50.0%	36.9%	36.9%
Dividend yield	—	—	—
Risk free interest rate	4.3%	4.5% – 5.0%	4.5%

Expected Life. The expected term of stock options represents the period the stock option is expected to remain outstanding and is based on the simplified method which is the weighted average vesting term plus the original contractual term divided by two.

Expected Volatility. Expected volatility measures the amount that a stock price has fluctuated, or is expected to fluctuate, during a period. Since our stock is not publicly traded, we determine volatility based on an analysis of comparable publicly traded companies.

Dividend Yield. We have assumed no dividend yield because we have not paid and do not expect to pay dividends on our common stock in the foreseeable future.

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury coupon issues with remaining terms similar to the expected term on the options.

We are not required to recalculate the fair value of our stock option grants estimated using the Black-Scholes option pricing model after the initial calculation unless the related option terms are modified. However, a ten percentage point increase in our expected volatility at the grant date would have had an immaterial impact on our compensation expense for the six months ended June 30, 2007 or the year ended December 31, 2006.

Business Combinations and Goodwill

Goodwill acquired in connection with business combinations represents the excess of consideration over the fair value of net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired, the fair value of liabilities assumed, as well as in determining the allocation of goodwill to the appropriate reporting unit. We estimate the value of assets acquired and liabilities assumed in business combinations, which involves the use of various assumptions. These estimates may be affected by factors such as changing market conditions, technological advances in the oil and natural gas industry or changes in regulations governing that industry. The most significant assumptions, and the ones requiring the most judgment, involve the estimated fair value of intangible assets and the resulting amount of goodwill, if any. To finalize purchase accounting for significant acquisitions, we utilize the services of independent valuation specialists to assist in the determination of the fair value of acquired intangible assets. These estimates are revised during an allocation period as necessary when and if information becomes available to further define and quantify the value of the assets acquired and liabilities assumed and the purchase price is adjusted. If information becomes available after the allocation period, those items are reflected in operating results.

As of June 30, 2007, goodwill in the amount of $123.8 million constituted approximately 40% of our total assets and approximately 69% of our total non-current assets. We perform an impairment test for goodwill annually as of the end of the year, or earlier if indicators of potential impairment exist. Our goodwill impairment test involves a comparison of the fair value of each of the reporting units with the carrying value, including goodwill. Certain estimates and judgments are required in the application of the fair value models. No impairment to goodwill was recorded at December 31, 2006 or June 30, 2007. If for any reason, however, the fair value of our goodwill or that of any of our reporting units or the fair value of our intangible assets with indefinite lives declines below the carrying value in the future, we may incur charges for the impairment.

Income Taxes

We provide for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This standard takes into account the differences between the financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Seasonality

A substantial portion of our business is not significantly impacted by changing seasons. However, in Canada, we typically realize higher first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In the past, our revenue in Canada has declined during the second quarter due to warming weather conditions that resulted in thawing, softer ground, difficulty accessing drill sites and road bans that curtailed drilling activity.

Results of Operations

Access Oil Tools, our predecessor for financial reporting purposes, began as a manufacturer of manual tubular handling equipment in 1985. In early 2005, management of Access Oil Tools and SCF Partners, a private equity firm that focuses on investments in the oilfield services segment of the energy industry, formulated a strategy to take advantage of the growing market opportunity to supply expendable products to the drilling industry and capital products for the growing drilling rig refurbishment and upgrade market. Coincident with an investment from SCF Partners in May 2005, Forum was established out of Access Oil Tools to execute this strategy.

Since SCF’s investment in Access Oil Tools, we have grown our business both organically and through strategic acquisitions. We have expanded and diversified our product portfolio with the acquisition of nine businesses for a total consideration of approximately $248 million. These acquisitions have allowed us to market a more comprehensive product offering to our customers and to leverage our global distribution capabilities to capture additional revenue. We have grown organically through new product introductions and capacity expansion.

We show in the following table our results of operations for the periods indicated. The Non-GAAP Combined amounts shown for the year ended December 31, 2005 are the combination of our predecessor’s results of operations for the five months ended May 31, 2005 and our results of operations for the period from inception on May 10, 2005 to December 31, 2005. For the 21-day period ended May 31, 2005, we had no operational activity other than that of our predecessor. Such combination does not comply with GAAP, which requires the successor period be presented separately from the predecessor period, because purchase accounting adjustments may make the successor period not comparable to the predecessor period. This combination has been performed in order to reflect more comparable information with that of the years ended December 31, 2004 and December 31, 2006. No pro forma adjustments have been made to our predecessor’s financial results for the period from January 1, 2005 through May 31, 2005 or to our financial results for the period from inception on May 10, 2005 through December 31, 2005 in order to prepare the Non-GAAP Combined Financial Statements for the year ended December 31, 2005. Any discussion of the year ended December 31, 2005 below refers to this combination of the predecessor and successor companies and the resulting Non-GAAP Combined figures. The combined results for the twelve-month period ended December 31, 2005 is not intended to be a substitute for GAAP amounts. Investors are advised to review such non-GAAP information together with GAAP information provided by us under “Selected Consolidated Financial Data” and our financial statements and related notes included in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2004	Non-GAAP Combined 2005	2006	2006	2007
	(dollars in thousands)
Revenue:
Drilling Products	$17,495	$31,434	$79,299	$32,253	$58,105
Flow Control Products	—	1,144	53,168	20,371	69,194
Eliminations	—	—	(1,336)	(208)	(3,023)

Total revenue	$17,495	$32,578	$131,131	$52,416	$124,276

Cost of sales:
Drilling Products	$10,320	$18,415	$46,874	$18,179	$36,956
Flow Control Products	—	829	31,191	11,976	45,035
Eliminations	—	—	(955)	26	(2,702)

Total cost of sales	$10,320	$19,244	$77,110	$30,181	$79,289

	Year Ended December 31,			Six Months Ended June 30,
	2004	Non-GAAP Combined 2005	2006	2006	2007
	(dollars in thousands)
Gross profit:
Drilling Products	$7,175	$13,019	$32,425	$14,074	$21,149
Flow Control Products	—	315	21,977	8,395	24,159
Eliminations	—	—	(381)	(234)	(321)

Total gross profit	$7,175	$13,334	$54,021	$22,235	$44,987

Selling, general and administrative expenses:
Drilling Products	$4,448	$5,602	$11,898	$5,108	$7,433
Flow Control Products	—	203	8,381	3,234	8,695
Eliminations	—	—	(219)	(77)	(101)
Corporate	—	826	2,382	1,095	2,138

Total selling, general and administrative expenses	$4,448	$6,631	$22,442	$9,360	$18,165

Operating income:
Drilling Products	$2,727	$7,417	$20,527	$8,966	$13,716
Flow Control Products	—	112	13,596	5,161	15,464
Eliminations	—	—	(162)	(157)	(220)
Corporate	—	(826)	(2,382)	(1,095)	(2,138)

Total operating income	$2,727	$6,703	$31,579	$12,875	$26,822

Interest expense, net	$178	$778	$4,871	$1,942	$3,843
Other (income) expense, net	$—	$—	$(1)	$(50)	$560

Income before income taxes	$2,549	$5,925	$26,709	$10,983	$22,419
Income tax expense	$930	$2,104	$9,847	$3,999	$8,573

Net income	$1,619	$3,821	$16,862	$6,984	$13,846

EBITDA(1):
Drilling Products	$3,149	$8,287	$22,129	$9,689	$14,249
Flow Control Products	—	191	14,881	5,673	16,803
Eliminations	—	—	(170)	(164)	(236)
Corporate	—	(826)	(2,372)	(1,093)	(1,968)

Total EBITDA	$3,149	$7,652	$34,468	$14,105	$28,848

(1)	EBITDA is a non-GAAP financial measure. For more information please read “Selected Consolidated Financial Data—Reconciliation of EBITDA.”

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Revenue

Our revenue for the six months ended June 30, 2007 increased $71.8 million, or 137%, compared to the six months ended June 30, 2006. For the six months ended June 30, 2007, the Drilling Products segment and the Flow Control Products segment comprised 47% and 53% of our total revenue, respectively, compared to 61% and 39%, respectively, for the six months ended June 30, 2006. Both segments increased prices on most products in early 2007 to cover increased costs. These price increases ranged from 3% to 10% and contributed to the increase in revenue. Of the total revenue growth, approximately 77% is attributable to acquisitions and 23% is attributable to internal growth from existing product lines. The revenue increase by operating segment was as follows:

Drilling Products—Segment revenue increased $25.9 million, or 80%, to $58.1 million during the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The increase in segment revenue resulted 62% from the acquisition of Pipe Wranglers made subsequent to June 30, 2006 and 38% principally from increased sales volume and also from increased prices. Our sales volume increased as a result of additions to manufacturing capacity in response to customer demand.

Flow Control Products—Segment revenue increased $48.8 million, or 239%, to $69.2 million during the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The increase in segment revenue resulted 69% from the acquisitions of RB Pipetech, Vanoil Equipment and Oilfield Bearing Industries made subsequent to June 30, 2006 and the inclusion of SPD for the full six months ended June 30, 2007 versus only four months of the six months ended June 30, 2006. The balance of the segment growth of 31% was achieved principally from increased sales volume and also from increased prices. Our sales volume increased as a result of additions to manufacturing capacity in response to customer demand.

Cost of Sales and Gross Margins

Our cost of sales increased $49.1 million, or 163%, for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. Overall gross margins, calculated as gross profit divided by total revenue, for the six months ended June 30, 2007 were 36% compared to 43% for the six months ended June 30, 2006. The incremental increase in cost of sales, and the decline in gross margins, is attributable principally to the acquisition of businesses in both the Drilling Products and the Flow Control Products segments that have historically reported lower gross margins. Cost of sales in existing product lines also increased as we outsourced certain light assembly and manufacturing work in order to meet increased shipments. The factors influencing cost of sales and gross margins were substantially the same for both our Drilling Products and Flow Control Products segments.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include:

•	payroll related costs for sales, marketing, administrative, accounting, engineering and human resources functions;

•	audit, legal and other professional fees;

•	insurance;

•	franchise taxes not based on income;

•	travel and entertainment;

•	advertising and promotions;

•	bad debt expense; and

•	other office and administrative related costs.

Selling, general and administrative expenses increased $8.8 million, or 94%, for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. As a percentage of revenue, selling, general and administrative expenses declined to 15% for the six months ended June 30, 2007 from 18% for the six months ended June 30, 2006. The increase in selling, general and administrative expenses by segment and for corporate was as follows:

Drilling Products—Selling, general and administrative expenses for this segment increased $2.3 million, or 46%, for the six months ended June 30, 2007, compared to the six months ended June 30, 2006. As a percentage of revenue from this segment, these costs declined to 13% for the six months ended June 30, 2007 from 16% in the six months ended June 30, 2006. The reduction as a percentage of revenue was achieved through greater operating efficiencies as revenue increased, and from the acquisition of Pipe Wranglers on June 30, 2006, which historically operated at lower selling, general and administrative expenses as a percentage of revenue.

Flow Control Products—Selling, general and administrative expenses for this segment increased $5.4 million, or 169%, for the six months ended June 30, 2007, compared to the six months ended June 30, 2006. As a percentage of revenue from this segment, these costs declined to 13% for the six months ended June 30, 2007 from 16% in the six months ended June 30, 2006. The reduction as a percentage of revenue was achieved through greater operating efficiencies as revenue increased, and from the acquisitions of Oilfield Bearing Industries on May 1, 2007 and RB Pipetech on December 31, 2006, both of which have historically operated at lower selling, general and administrative expenses as a percentage of revenue.

Corporate—Selling, general and administrative expenses incurred by our corporate office increased $1.1 million to $2.1 million for the six months ended June 30, 2007, compared to the six months ended June 30, 2006. The increase is principally attributable to increases in corporate payroll costs as several positions at the corporate level were added after June 30, 2006, and to a lesser extent to increases in professional fees, including audit costs of pre-acquisition periods for acquired businesses.

EBITDA and EBITDA Margins

EBITDA increased $14.7 million for the six months ended June 30, 2007, or 105%, compared to the six months ended June 30, 2006. The EBITDA margin, calculated as EBITDA divided by total revenue, decreased to 23% for the six months ended June 30, 2007 from 27% for the six months ended June 30, 2006. Management uses EBITDA margin as a measure of the profitability of each dollar of revenue. This measure is especially useful in evaluating the profitability of incremental revenue when comparing variances between periods. The decrease in EBITDA margin is primarily attributable to the acquisition of businesses with lower gross margins after June 30, 2006.

Drilling Products—The EBITDA margin for the Drilling Products segment was 25% for the six months ended June 30, 2007, compared to 30% for the six months ended June 30, 2006. The decline was attributable primarily to the acquisition of new product lines that achieved margins of approximately 20% for the six months ended June 30, 2007. There were also declines in the reported margin for instrumentation and controls caused by a temporary slow-down in the rental portion of this product line.

Flow Control Products—The EBITDA margin for the Flow Control Products segment was 24% for the six months ended June 30, 2007, compared to 28% for the six months ended June 30, 2006. This decline was caused by the acquisition of businesses operating at a lower margin basis. In addition, margins for the wireline blowout preventer product line declined, primarily due to increased material and labor costs.

Interest Expense

We incurred $3.8 million of interest expense during the six months ended June 30, 2007, an increase of $1.9 million over the six months ended June 30, 2006. The increase was attributable to interest incurred on new debt used to fund acquisitions in the last half of 2006 and the first half of 2007. The average rate of interest was 6.9% in the six months ended June 30, 2007 and 7.5% for the six months ended June 30, 2006.

Taxes

Tax expense includes current taxes expected to be due based on taxable income to be reported during the periods and deferred income taxes based on changes in the tax effect of temporary differences between the bases of assets and liabilities for financial reporting and tax purposes at the beginning and end of the respective periods. The effective tax rate, calculated by dividing total tax expense by income before income taxes, was 38.2% for the six months ended June 30, 2007 and 36.4% for the six months ended June 30, 2006. The increase is attributable to higher accruals of state income taxes and to deferred incremental U.S. taxes and local withholding taxes on the expected future repatriation of earnings outside the U.S.

Year Ended December 31, 2006 Compared to the Non-GAAP Combined Year Ended December 31, 2005:

Revenue

Our revenue for the year ended December 31, 2006 increased $98.6 million, or 303%, compared to the year ended December 31, 2005. For the year ended December 31, 2006, the Drilling Products segment and the Flow Control Products segment comprised 60% and 40% of our total revenue, respectively, compared to 96% and 4%, respectively, for the year ended December 31, 2005. Both segments increased prices on most products in early 2006 to cover increased costs. These price increases ranged from 3% to 10% and contributed to the increase in revenue. Of the total revenue growth, approximately 73% is attributable to acquisitions and 27% is attributable to internal growth from existing product lines. The revenue increase by operating segment was as follows:

Drilling Products—Segment revenue increased $47.8 million, or 152%, to $79.3 million during the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase in segment revenue resulted 61% from the acquisition of Pipe Wranglers made June 30, 2006 and to the inclusion of Acadiana for all of the year ended December 31, 2006 compared to only one month in 2005. The remaining 39% of the increase came from continuing internal growth in our pipe handling product line and increased prices.

Flow Control Products—Segment revenue increased from $1.2 million during the year ended December 31, 2005 to $53.2 million during the year ended December 31, 2006. The Flow Control Products segment was created in late 2005 and continued its growth throughout 2006. The increase in segment revenue is primarily attributable to the acquisitions of SPD in March 2006 and the inclusion of Advance Manufacturing Technology’s revenue for a full year in 2006 compared to two months in 2005.

Cost of Sales and Gross Margins

Our cost of sales increased $57.9 million, or 301%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. Overall gross margins for each of the years ended December 31, 2006 and December 31, 2005 were 41%. The cost of sales dollar amounts increased due to the revenue increases discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $15.8 million, or 238%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. As a percentage of revenue, selling, general and administrative expenses declined to 17% for the year ended December 31, 2006 from 20% for the year ended December 31, 2005. The increase in selling, general and administrative expenses by segment and for corporate was as follows:

Drilling Products—Selling, general and administrative expenses for this segment increased $6.3 million, or 112%, for the year ended December 31, 2006, compared to the year ended December 31, 2005. The change in the dollar amount is due to the acquisitions that occurred in 2006 and due to the inclusion of Acadiana, which was acquired on November 23, 2005, for a full year in 2006. As a percentage of revenue from this segment, these costs declined to 15% for the year ended December 31, 2006 from 18% for the year ended December 31, 2005. The reduction as a percentage of revenue was achieved through greater operating efficiencies as revenue increased, and from the acquisitions of Pipe Wranglers on June 30, 2006, which historically operated at lower selling, general and administrative expenses as a percentage of revenue.

Flow Control Products—Selling, general and administrative expenses for this segment increased from $0.2 million during the year ended December 31, 2005 to $8.4 million during the year ended December 31, 2006, as the Flow Control Products segment was formed in late 2005 and continued its growth throughout 2006.

Corporate—Selling, general and administrative expenses incurred by our corporate office increased from $0.8 million during the year ended December 31, 2005 to $2.4 million during the year ended December 31, 2006. The increase is principally attributable to increases in our payroll costs as several corporate positions were added during the year and to increases in professional fees, especially audit costs.

EBITDA and EBITDA Margins

EBITDA increased $26.8 million for the year ended December 31, 2006, or 350%, compared to the year ended December 31, 2005. The EBITDA margins improved to 26% for the year ended December 31, 2006, compared to 24% for the year ended December 31, 2005. The increase in EBITDA margin was attributable to favorable operating leverage as we achieved higher margins on incremental revenue. The EBITDA margins, calculated before our corporate costs and eliminations, for each of the Drilling Products segment and the Flow Control Products segment were 28%.

Interest Expense

We incurred $4.9 million of interest expense during the year ended December 31, 2006, an increase of $4.1 million over interest expense of $0.8 million during the year ended December 31, 2005. The increase was attributable to interest on new debt incurred to fund acquisitions in late 2005 and throughout 2006.

Taxes

The effective tax rate was 36.9% for the year ended December 31, 2006 and 35.5% for the year ended December 31, 2005. The increase is attributable to additional state income taxes.

Non-GAAP Combined Year Ended December 31, 2005 Compared to Year Ended December 31, 2004:

Revenue

Our revenue for the year ended December 31, 2005 increased $15.1 million, or 86%, compared to the year ended December 31, 2004. For the years ended December 31, 2005 and 2004, the Drilling Products segment comprised substantially all of our revenue as our predecessor company, Access Oil Tools, only had one business segment. The revenue increase for the Drilling Products segment was due to internal growth in our pipe handling product line as we expanded capacity to meet increased demand, and we believe we gained market share throughout the period. The Drilling Products segment increased prices on most products in early 2005 by less than 5% to cover increased costs, which also contributed to the increase in revenue.

Cost of Sales and Gross Margins

Our cost of sales increased $8.9 million, or 87%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. Overall gross margins for each of the years ended December 31, 2005 and December 31, 2004 were 41%. The amount of cost of sales increased due to the revenue increases discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $2.2 million, or 49%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. As a percentage of revenue, selling, general and administrative expenses declined to 20% for the year ended December 31, 2005 from 25% for the year ended December 31, 2004. The increase in selling, general and administrative expenses by operating segment and for corporate was as follows:

Drilling Products—Selling, general and administrative expenses for this segment increased $1.2 million, or 25.9%, for the year ended December 31, 2005 compared to the year ended December 31, 2004, primarily as a result of additional payroll costs to aid in the continued growth in this business segment. As a percentage of revenue from this segment, these costs declined to 18% for the year ended December 31, 2005 from 25% for the year ended December 31, 2004. The reduction as a percentage of revenue was achieved through greater operating efficiencies as business levels increased.

Flow Control Products—Selling, general and administrative expenses for this segment were $0.2 million for the year ended December 31, 2005 as this segment began its operations in late 2005.

Corporate—Selling, general and administrative costs incurred by our corporate office were $0.8 million for the year ended December 31, 2005 as the corporate office was created in June 2005.

EBITDA and EBITDA Margins

EBITDA increased $4.5 million for the year ended December 31, 2005, or 143%, compared to the year ended December 31, 2004. The EBITDA margins improved to 24% for the year ended December 31, 2005 from 18% for the year ended December 31, 2004. The increase in EBITDA margin was attributable to favorable operating leverage as we achieved higher margins on incremental revenue. Nearly all of the EBITDA was attributable to the Drilling Products segment as the first product line in the Flow Control Products segment was acquired at the end of October 2005.

Interest Expense

We incurred $0.8 million of interest expense during the year ended December 31, 2005, an increase of $0.6 million over interest expense of $0.2 million during the year ended December 31, 2004. The increase was attributable to interest on new debt incurred to fund acquisitions during 2005.

Taxes

The effective tax rate was 35.5% for the year ended December 31, 2005 and 36.5% for the year ended December 31, 2004. The decrease is attributable to certain incentives for which we qualified in 2005.

Liquidity and Capital Resources

Sources and Uses

Our internal sources of liquidity are cash on hand and cash flow from operations, while our primary external sources include our revolving credit facilities described below, sales of our common stock, and trade credit. We believe that our current cash balances, along with our cash flow from operations and existing revolving credit facility capacity, will be adequate to meet our liquidity needs over the next twelve months for normal operations.

Net cash provided by operating activities was $6.6 million for the year ended December 31, 2006 and $2.7 million for the year ended December 31, 2005. This change is primarily due to the increase in net income from acquisitions, partially offset by changes in working capital due to increases in accounts receivable and investments in inventory. Net cash used in operating activities was $1.8 million for the six months ended June 30, 2007, and net cash provided by operations was $3.7 million for the six months ended June 30, 2006. This change is primarily due to the increase in working capital as a result of the increased business activity levels, partially offset by the increase in net income from internal growth and acquisitions.

Net cash used by investing activities of $80.8 million for the year ended December 31, 2006 was $44.6 million higher than for the year ended December 31, 2005, of which increase $38.3 million was due to cash used for acquisitions and $6.3 million for capital expenditures. Other than capital required for acquisitions, we expect to fund all maintenance and other growth capital expenditures from our current cash on hand and from internally generated funds. Net cash used in investing activities was $81.5 million and $66.2 million for the six months ended June 30, 2007 and June 30, 2006, respectively. The increase is due to the cash used to purchase certain businesses that occurred in the six months ended June 30, 2007. Included in cash used for investing activities was $3.8 million for capital expenditures for each of the six months ended June 30, 2006 and June 30, 2007. For the six months ending December 31, 2007, we expect capital expenditures to be approximately $6.0 million.

Net cash provided by financing activities was $73.6 million and $36.7 million for the years ended December 31, 2006 and December 31, 2005, respectively. For the year ended December 31, 2006, $49.6 million of cash was provided by the issuance of debt related to acquisitions and $26.6 million of cash was provided by the exercise of a warrant and the issuance of stock, partially offset by net repayments of debt. For the year ended December 31, 2005, $25.0 million of cash was provided by the issuance of debt related to acquisitions and $10.9 million of cash was provided by the issuance of stock. Net cash provided by financing activities was $83.1 million and $66.7 million for the six months ended June 30, 2007 and June 30, 2006, respectively. For the six months ended June 30, 2007, $52.4 million of cash was provided by the issuance of debt related to acquisitions and $41.3 million of cash was provided by the issuance of stock, partially offset by net repayments of debt of $11.6 million. For the six months ended June 30, 2006, $39.7 million of cash was provided by the issuance of debt related to acquisitions and $26.2 million of cash was provided by the exercise of a warrant and the issuance of stock.

Debt Structure

As of June 30, 2007, we had $100.9 million and $21.6 million of borrowings under our U.S. and Canadian revolving credit facilities, respectively, each due November 2011. Subsequent to June 30, 2007, we incurred an additional $53.2 million of indebtedness under our U.S. revolving credit facility in connection with our acquisition of TriPoint Energy Services. The interest on these credit facilities is payable every 30, 60 or 90 days based on interest rate elections. The amounts outstanding are collateralized by substantially all of our assets. The weighted average interest rates at June 30, 2007 and December 31, 2006 on all outstanding principal amounts of indebtedness were 7.2% and 7.3%, respectively. We have entered into derivative contracts to hedge our exposure to interest rate fluctuations on $69.0 million of the debt outstanding at June 30, 2007. See “—Quantitative and Qualitative Disclosure About Market Risk” below for details regarding these contracts.

The credit agreement governing our credit facilities contains covenants which require us to maintain certain financial ratios and other metrics. These covenants are summarized as follows:

•

The ratio of funded debt to earnings before interest, taxes, depreciation and amortization, as defined in the loan agreement, must be no more than 3.50 to 1.00 from September 30, 2006 through September 30, 2007; no more than 3.25 to 1.00 from December 31, 2007 through September 30, 2008; and no more than 3.00 to 1.00 at all times thereafter;

•	The capitalization ratio, as defined in the loan agreement, must not be more than 0.65 to 1.00;

•	The interest coverage ratio, as defined in the loan agreement, must not be less than 3.25 to 1.00; and

•	The amount of capital expenditures, as defined in the credit facility, must not exceed $20 million during any year.

Availability under our credit facilities was approximately $19.9 million at December 31, 2006 and approximately $99.1 million at June 30, 2007.

Contractual Obligations

Our debt, lease and financial obligations as of June 30, 2007 will mature and become due and payable according to the following table (amounts in thousands of U.S. dollars):

	Remaining 2007	Years 2008- 2010	Year 2011	After 2011	Total
Revolving credit facilities(1)	$—	$—	$122,520	$—	$122,520
Other debt	1,048	539	—	—	1,587
Derivative liability	—	—	75	—	75
Operating leases	607	2,303	216	—	3,126
Letters of credit	201	155	—	—	356
Contingent payment(2)	—	2,000	—	—	2,000

Total	$1,856	$4,997	$122,811	$—	$129,664

(1)	Subsequent to June 30, 2007, we incurred an additional $53.2 million of indebtedness under our U.S. revolving credit facility in connection with our acquisition of TriPoint Energy Services. We expect to pay all outstanding indebtedness under our U.S. revolving credit facility with a portion of the net proceeds from this offering. Please see “Use of Proceeds.”
(2)	Contingent payment relates to possible additional purchase price payment in connection with an acquisition.

Off-Balance Sheet Arrangements

As of June 30, 2007, we had no off-balance sheet instruments or financial arrangements.

New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 was issued to clarify the accounting for uncertainty in income taxes recognized in an entity’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. There was no significant impact to our financial statements from adopting this guidance.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our financial statements.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance are effective for financial statements issued for fiscal years beginning after December 15, 2006. There was no significant impact to our financial statements from adopting this guidance.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for us on January 1, 2008. We are currently evaluating the impact that the adoption of this guidance will have on our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

We are currently exposed to market risk from changes in foreign currency and changes in interest rates. From time to time, we may enter into derivative financial instrument transactions to manage or reduce our market risk, but we do not enter into derivative transactions for speculative purposes. A discussion of our market risk exposure in financial instruments follows.

Non-U.S. Currency Exchange Rates

We operate primarily in the U.S., Canada and U.K. markets. In certain regions, we conduct our business in currencies other than the U.S. dollar and the functional currency is the applicable local currency. In countries in which we operate in the local currency, the effects of currency fluctuations are largely mitigated because local expenses of such operations are also generally denominated in the local currency.

Assets and liabilities for which the functional currency is the local currency are translated using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected as accumulated other comprehensive income in the stockholders’ equity section on our balance sheet. Approximately 40% of our total assets are impacted by changes in foreign currencies in relation to the U.S. dollar. We recorded an adjustment of approximately $4.0 million to increase our equity account for the six months ended June 30, 2007 to reflect the net impact of the strengthening of other applicable currencies against the U.S. dollar, most of which reflected the strengthening Canadian dollar and British pound sterling.

Interest Rates

We are subject to interest rate risk on our floating interest rate borrowings. Floating rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates.

While all of the long-term debt outstanding under our credit facilities is structured on floating interest rate terms, approximately only 44% of our long-term debt outstanding as of June 30, 2007 was effectively subject to fully floating interest rate terms after giving effect to derivative hedging arrangements we have entered into. A one percentage point increase in the interest rates on our $124.1 million of indebtedness outstanding as of June 30, 2007 would cause a $0.6 million pre-tax annual increase in interest expense.

Hedging and Use of Derivative Instruments

We utilize interest rate derivative instruments to hedge our exposure to variable cash flows on our floating rate debt (i.e., cash flow hedges). These instruments are not used for trading or speculative purposes. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we record the fair value of these interest rate derivative instruments on our balance sheet as either derivative assets or derivative liabilities, as applicable. Fair value was estimated using a discounted cash flow approach.

These derivative instruments qualify for hedge accounting as they reduce the interest rate risk of the underlying hedged item and were formally designated by us as cash flow hedges at inception. These derivative instruments result in financial impacts that are inversely correlated to those of the items being hedged. Since the terms of the hedged item and the instruments substantially coincide, the hedge is expected to offset changes in expected cash flows due to fluctuations in the variable rate and, therefore, we currently do not expect any ineffectiveness. Changes in the fair value of the instruments designated as cash flow hedges are deferred in accumulated other comprehensive income, net of tax, to the extent the contracts are effective as hedges, until settlement of the underlying hedged transaction. If the necessary correlation ceases to exist or if physical delivery of the hedged item becomes improbable, we would discontinue hedge accounting and apply mark-to-market accounting, with any changes in the fair values of the derivative instruments then recognized in earnings in accordance with SFAS No. 133. Amounts paid or received from interest rate derivative instruments are charged or credited to interest expense and matched with the cash flows and interest expense of the debt being hedged, resulting in an adjustment to the effective interest rate.

As of June 30, 2007, we had interest rate swap agreements to convert variable interest payments related to $49.0 million of debt to fixed interest payments. These swaps expire in November 2011 and have a weighted average fixed rate of 5.1%, plus the applicable margin. As of June 30, 2007, we also had an interest rate collar arrangement to reduce the variability in interest payments related to $20 million of floating rate debt. This interest rate collar instrument expires in November 2011 and has a floor interest rate of 4.36%, plus the applicable margin, and a cap interest rate of 5.36%, plus the applicable margin. After giving effect to all the derivative instruments we had as of June 30, 2007, the net effective interest rate under our outstanding credit facilities as of June 30, 2007 was 6.9%. In accordance with SFAS No. 133, our balance sheet at June 30, 2007 included a derivative asset of $0.8 million and a derivative liability $0.1 million. This asset and liability are recorded as other long-term assets and other noncurrent liabilities, respectively.

The counterparties to our interest rate derivative instruments are major international financial institutions so we do not expect nonperformance by them.

BUSINESS

Our Company

We design, manufacture and supply drilling and flow control products for oil and natural gas drilling and production applications worldwide. Our products include a balanced mix of frequently replaced expendable products that are consumed in drilling and production operations, as well as capital products that are directed at rig refurbishment, upgrade and new construction projects. Our expendable products constitute a significant portion of drilling rig components that require periodic replacement due to the wear and tear of normal drilling operations. Our capital products, which form some of the most critical components of drilling and well servicing equipment, are designed to enhance the efficiency and safety of our customers’ operations. We have a long track record of manufacturing and supplying reliable, cost-effective products that create value for our customers.

Our customer base includes major onshore and offshore drilling contractors, drilling equipment rental companies, oilfield service companies and assemblers of drilling and well servicing equipment. We believe the key factors that differentiate us from our competitors are the high level of after-market service and support we provide to our customers and the work we do with individual customers to develop innovative products that address specific operational challenges. We are committed to building upon our existing worldwide presence to provide more international points of contact with our customers to respond more quickly to their needs. During the six months ended June 30, 2007, nearly 30% of our revenue was generated outside North America.

We principally supply products and services for active drilling rigs and for the rig upgrade and refurbishment markets. We are not engaged in the business of building drilling rigs, although we derive some benefit from new rig construction. We believe the aging global rig fleet, the increasingly challenging environments encountered in the drilling process, and the introduction of the most recent generation of rigs with increased drilling efficiency and safety, all support a sustained and growing demand for our products.

We generate revenue through a combination of original equipment sales and after-market activities, which include the sale of replacement parts and the refurbishment and repair of installed equipment. We believe our future growth will result from (1) worldwide market share gains in our product lines as well as in after-market services, primarily supported by product reliability and strong customer service, (2) product innovation in response to the needs of our customers, and (3) targeted acquisitions that expand the breadth and geographic scope of our product and service offerings.

Business Segments

We operate in two business segments: Drilling Products and Flow Control Products.

Drilling Products

Our Drilling Products segment designs and manufactures both capital and expendable products, including tubular handling equipment and drilling data management systems. We also repair and refurbish critical rig components through this segment. Tubular handling products range from expendable manual pipe handling tools to mechanized “hands-off” systems. Our mechanized systems reduce human handling of pipe during drilling operations, which we believe improves both the safety and efficiency of operations. For example, we believe our proprietary hydraulic catwalk product line improves rig safety by mechanizing the lifting and lowering of tubulars to and from the drill floor without directly exposing rig personnel to this potentially dangerous task. Furthermore, our hydraulic catwalks improve efficiency by eliminating or reducing the need for traditional drillpipe and casing “pick-up and lay-down” equipment and personnel. As another example, our proprietary powered mousehole tool, the Phantom Mouse®, increases drilling efficiency by eliminating up to two-thirds of connection time as double or triple joints of drill pipe can be made-up offline, while continuing to drill with the top drive. Examples of our expendable drilling products include slips, inserts, dies, and manual tongs. These products wear out and need to be replaced periodically, resulting in a recurring revenue opportunity for our company.

Our data management products include integrated drill floor instrumentation and monitoring systems that manage and provide real-time drilling data to drilling contractors and oil and natural gas producers. These systems measure, collect and display drilling data on a real-time basis, substantially increasing operational efficiency and accuracy. The drilling data can be monitored by local rig supervisors as well as transmitted to remote customer locations for monitoring the drilling process.

The Drilling Products segment has a tradition of product innovation and improvement. We have designed and developed products, in conjunction with our customers, which address specific problems encountered when drilling in deepwater and other challenging environments. Our 1,000 ton elevators and 1,000 ton slips allow a drilling rig to support up to two million pounds without damaging the drill pipe. Originally designed to solve a specific customer’s challenge of handling landing strings in deepwater, these products now serve broader applications in deeper wells both onshore and offshore. As a further example, based on a customer request, we have integrated a specially designed skidding system with our hydraulic catwalk product line. This self-propelled system supports efficient pad drilling by moving itself, in conjunction with the rig, to the next hole location. In the future, the Drilling Products segment plans to leverage existing product lines to create integrated systems that completely mechanize the pipe handling functions. We expect to continue to work with our customers to design, develop, manufacture and supply products to upgrade their drilling rigs for safer and more efficient operation.

In addition to designing and manufacturing products, the Drilling Products segment repairs and services drilling equipment for both land and offshore rigs. Many of our service employees work in the field, addressing customer problems at the rig site, which we believe further enhances our relationships with customers. Our experienced service employees, in combination with our specialized repair facilities, enable us to survey rigs in the field, design comprehensive upgrade packages, and refurbish existing rig equipment to modern specifications.

Global drilling activity and the level of capital investment in drilling rigs are the primary factors that impact demand for expendable and capital products from our Drilling Products segment. Although a portion of our sales are directed at new rigs, more of our sales from this segment are associated with equipment replacement and rig upgrades as drilling contractors modify their existing rigs to improve efficiency and to operate in increasingly challenging drilling conditions.

Total pro forma revenue from our Drilling Products segment for the six months ended June 30, 2007 and the year ended December 31, 2006 were $87.2 million and $145.0 million, respectively. These amounts represented 49% and 48% of our total pro forma revenue for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively.

Flow Control Products

Our Flow Control Products segment designs and manufactures expendable products, including fluid end-components for mud pumps, centrifugal pumps and other wear components commonly used in the drilling process, as well as capital equipment, including valves, choke and kill manifolds, and pressure control equipment for both coiled tubing and wireline well intervention operations. A substantial portion of our revenue in this segment is derived from the routine replacement of wear components on equipment by drilling contractors. We expect the repair and replacement of these components to become more frequent as drilling contractors operate in increasingly challenging environments with greater depths and wellbore deviations as well as higher pressures and temperatures. Our well intervention pressure control products are sold directly to major oilfield service companies and also to equipment rental companies. These products include both coiled tubing and wireline blowout preventers and their accessories.

Our established and recognized product lines and our ability to source raw materials and components, such as steel castings and forgings, at a low cost are critical to the competitive position of our Flow Control Products segment. In order to purchase our raw materials and components in a cost-effective manner, we have developed a broad international sourcing capability and we maintain quality assurance and testing programs to analyze and test these raw materials and components. In addition, we believe we have established a reputation among our customers for high-quality products and reliable after-sale support.

We continually expand and improve our product lines in response to the needs of our customers. For example, we designed and developed choke and kill manifold systems for use in higher pressure environments often found on new or upgraded offshore drilling rigs in response to a customer’s needs. Similarly, we designed and developed a centrifugal pump that is configured for both vertical and horizontal applications, which we believe offers our customers a size and maintenance advantage over competing pumps due to its smaller footprint and ease of access to wear components.

Customer demand for our Flow Control Products is primarily driven by the global level of drilling and workover activity and the severity of the conditions under which the rigs and well service equipment operate. As with our Drilling Products segment, we believe that the trend towards upgrading drilling rigs to perform in more challenging environments will provide demand for our Flow Control products. We also believe that the increasing maturity of oil and natural gas fields worldwide will stimulate demand for increased well service activity, which in turn drives demand for our well intervention products.

Total pro forma revenue from our Flow Control Products segment for the six months ended June 30, 2007 and the year ended December 31, 2006 were $96.8 million and $166.8 million, respectively. These amounts represented 51% and 52% of our total pro forma revenue for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively.

The following tables describe our product lines by segment:

Drilling Products Segment
Capital Equipment	Expendable Products and Services

•        Mechanized tubular handling equipment such as powered mousehole tools, powered elevators and iron roughnecks

•        Hydraulic catwalks

•        Drill floor hydraulic and electronic instrumentation and data monitoring systems

• Manual tubular handling equipment such as slips, inserts, dies and manual tongs • Drilling equipment field service, repair, refurbishment and upgrade

Flow Control Products Segment
Capital Equipment	Expendable Products and Services
• Choke and kill manifold systems and related components • Coiled tubing and wireline blowout preventers and related products • Drilling and production valves, chokes and flowline connections	• Centrifugal pumps and fluid end-components for mud pumps • Specialty oilfield bearings

Our Competitive Strengths

We believe our business benefits from a number of competitive strengths, including the following:

Longstanding relationships with diverse base of customers. Our significant experience serving the oil and natural gas drilling industry has allowed us to establish strong relationships with our customers. Our customer base consists of more than 500 customers, including substantially all of the top offshore and land contract drilling companies, with no single customer accounting for more than 10% of our revenue during the year ended December 31, 2006.

Customer-responsive product innovation. Historically, we have grown our business by being responsive to customer needs and developing strong relationships at the corporate and field levels of our customers’ organizations. We believe our ability to develop new products is enhanced because of these customer relationships. Our experienced engineering and technical staff have historically partnered with our customers to design and develop new products that meet their specific needs. As a result, we have developed and commercialized a number of new technologies that have improved the efficiency and safety of rig operations. Examples of our proprietary and safety-focused products include our hydraulic catwalks, powered mousehole tools and centrifugal pumps.

Balanced product offering. Our balance among expendable products, capital products and refurbishment services enables us to participate in each of the construction, maintenance, upgrade and refurbishment phases of the life of a rig. We believe this balance reduces our dependence on any one of these phases and should also help reduce our exposure to industry cycles.

Significant market position with recognized product lines within consolidated markets. Many of our product lines are well recognized within our industry and have gained a reputation for reliability over the last 20 years. While the markets in which we compete have experienced significant consolidation in the past several years, we believe we generally have gained market share from some of the larger competitors in our industry in certain of our product lines by providing comparable or better products at competitive prices, and by being responsive to the needs of our customers. Many of these customers are active globally and we generate nearly 30% of our revenue from outside of North America. We believe we are among the two or three largest providers of products within most of our product lines. During each of the years ended December 31, 2005 and 2006, operations that we currently own have achieved pro forma combined organic revenue growth rates of nearly 50% over the prior year, and approximately 30% for the six months ended June 30, 2007 compared to the same period in 2006.

Flexible and entrepreneurial organization. Our decentralized management structure fosters an entrepreneurial business environment, which is critical to the retention of our operational managers and their customer relationships. We provide our operational managers a large degree of operational autonomy while affording full access to the financial and marketing resources of our organization. We believe this decentralized approach allows us to maintain a close alignment with customers, while enabling us to offer customized solutions and responsive service. We preserve this entrepreneurial spirit within our organization while maintaining strong centralized financial controls and direction over our broader strategic vision at the corporate level.

Experienced management team with proven track record. Our executive officers and senior operational managers have extensive experience in the oilfield manufacturing and service industry, with an average of over 20 years of experience. We recently hired a new Chief Executive Officer with significant experience in our industry, most recently as an executive officer of a public company engaged in the engineering, manufacturing and marketing of oil and natural gas drilling and production products. We believe the experience of our management team provides us with an in-depth understanding of our customers’ needs and enhances our ability to deliver customer-driven solutions. Our management team also has substantial experience in identifying, completing, and integrating acquisitions, and to date we have completed nine acquisitions. We have generally increased profitability in these businesses since the date of acquisition, while simultaneously implementing standardized controls, including accounting, safety, and environmental compliance.

Our Business Strategy

Our goal is to grow Forum into a leading oilfield equipment company focused on providing drilling and flow control products for oil and natural gas drilling and production applications worldwide. While maintaining an appropriate mix between expendable and capital products, we intend to position Forum to capitalize on the industry trends of (1) high levels of drilling activity due to strong energy supply and demand fundamentals, (2) increasing exploration and development in challenging environments and (3) rig upgrades and fleet modernization. We intend to achieve our growth goals through the execution of the following strategies:

Focus on customer service. We have a track record of providing reliable products at competitive prices while remaining focused on being responsive to the needs of our customers. This responsiveness has historically been related to new product requests, delivery timing, and service after the sale. We will seek to ensure that our businesses have facilities and personnel to maintain service levels as we grow around the world. We believe that focusing on customer service, while continuing to manufacture and sell reliable and innovative products, will enable us to gain market share within our industry.

Develop new products. We have developed strong working relationships with major drilling contractors throughout the world, several of which have approached us with requests for solutions to specific challenging drilling applications. To address these needs, we have strengthened our new product engineering capabilities. Together with our customers, we expect to continue to develop innovative products and solutions driven by customer needs.

Expand worldwide presence. We are committed to being on the ground in strategic markets for our products on a global basis. We intend to build upon our existing presence in the North Sea, Middle East, and Asia Pacific regions through deployment of sales, distribution, service, and manufacturing resources. We believe this expansion will provide more points of contact with our customers, allowing us to respond more quickly to their needs.

Pursue disciplined growth through acquisitions and organic growth initiatives. We intend to selectively pursue acquisitions that complement our product lines and geographic scope. We have a strong track record of identifying, acquiring, and improving businesses that enhance our strategic position. We intend to continue to grow organically by improving operational efficiencies, leveraging our distribution network and our customer base, and investing in additional manufacturing capacity and expanding our existing facilities in order to continue to gain market share and satisfy incremental customer demand for our products.

Industry Trends

Our business depends to a significant extent upon the level of global oil and natural gas drilling and workover activity, and the number of drilling rigs in service at a given time, as well as the level of capital investment being made in new and upgraded drilling rigs and drilling rig refurbishment. These levels are impacted by a number of factors, including the overall worldwide demand for, and prices of, oil and natural gas. We believe the following factors and trends will positively affect our industry in the coming years:

Increasing global demand for oil and natural gas. According to the Energy Information Administration, worldwide demand for oil and natural gas increased 24% and 36%, respectively, from 1990 through 2004. We believe that the growth in demand for oil and natural gas will support continued capital spending by oil and natural gas companies for drilling of new sources of hydrocarbons and other well servicing activities, and is expected to grow as shown below.

Favorable commodity price environment relative to historical levels. Currently, global oil and natural gas prices are high relative to historical levels. Observed oil and natural gas futures prices are also high relative to historical prices, reflecting expectations that a favorable pricing environment will be sustained over the next several years. As illustrated in the charts that follow, the five-year average prices ending in 2000 for WTI crude oil and Henry Hub natural gas were $20.82 per Bbl and $2.58 per Mcf, respectively, compared to the current average oil and natural gas futures prices from September 2007 through December 2012 of $69.26 per Bbl and $7.64 per Mcf, respectively. We believe that high oil and natural gas prices, if sustained, could result in continued high levels of exploration and development drilling activity and, as a result, continued demand for our products.

Increased capital expenditures by oil and natural gas producers on drilling activities. As a result of the increasing demand for oil and natural gas and the relatively high oil and natural gas prices compared to historical levels as described above, many oil and natural gas producers have increased their capital budgets in order to increase production levels and related reserves. Businesses in the oilfield services industry, including our business, have benefited from this increase in capital spending by oil and natural gas producers. Total exploration and development capital expenditures for major U.S. energy companies have increased 266% over the ten year period ended December 31, 2005. We expect high levels of capital expenditures to continue, which should be favorable to our business.

Increased global rig count. High oil and natural gas prices relative to historical levels and increased capital budgets of oil and natural gas producers have recently resulted in increased demand for drilling rigs and drilling equipment. Since 1997, the number of active worldwide rigs has increased 45%. If these trends continue or are sustained, we believe these factors will support a robust pace of drilling activity in the coming years. Drilling activity, measured by rig count or number of active rigs, directly impacts the demand for our products.

Increasing exploration and development in challenging environments. Over time, oil and natural gas reservoirs generally experience declining production levels. To maintain global reserve and production levels, oil and natural gas producers must exploit reservoirs in increasingly challenging operating environments, including deeper reservoirs, reservoirs located in deepwater and reservoirs with high temperature and high pressure characteristics. In addition, directional and extended reach wells, which require more drilling torque, mud pump pressure and greater control, continue to increase as a percentage of total drilling as demonstrated in the following chart. We believe that drilling in these challenging environments will stimulate demand for new and innovative product solutions and will consume higher quantities of our expendable products.

Rig upgrades and fleet modernization. The majority of current active drilling rigs were originally constructed during the 1970s and 1980s. Thereafter, the industry experienced an extended period of under-investment in new, more modern drilling equipment. Since 2000, a significant number of new drilling rigs have been constructed due to the growth in demand for drilling rigs as a result of the increase in commodity prices, the changing drilling environment and improvements in drilling technology. The majority of the rig fleet, however, remains over two decades old. We believe this aging fleet will require significant upgrades to be competitive with the newer, more technologically advanced rigs that have been manufactured since 2000. In addition, we expect drilling rigs to be continuously upgraded with new technology to enable them to operate in the increasingly challenging drilling environments that drilling contractors are facing. We believe that these drilling contractors will commit an increasing amount of capital to drilling rig refurbishment and modernization, which should positively impact demand for our products.

Business History

Access Oil Tools, our predecessor for financial reporting purposes, began as a manufacturer of manual tubular handling equipment in 1985. In early 2005, management of Access Oil Tools and SCF Partners, a private equity firm that focuses on investments in the oilfield services segment of the energy industry, formulated a strategy to take advantage of the growing market opportunity to supply expendable products to the drilling industry and capital products for the growing drilling rig refurbishment and upgrade market. Following an investment from SCF Partners in May 2005, Forum was established from Access Oil Tools as a Delaware corporation to execute this strategy.

Since SCF’s investment in Access Oil Tools, we have grown our business both organically and through strategic acquisitions. We have expanded and diversified our product portfolio with the acquisition of nine businesses for a total consideration of approximately $248 million. These acquisitions have allowed us to market a more comprehensive product offering to our customers and to leverage our global distribution capabilities to capture additional revenue.

Our Products

The following sets forth a description of the primary products that we provide:

Handling Tools. We manufacture various slips and elevators used to grip and hold drill pipe, casings and production tubulars while they are being raised or lowered and while being made-up or broken-out. We also manufacture auxiliary products including bowls and bushings, manual tongs, safety clamps, scrapers, spiders, and stabbing guides.

Powered Tubular Handling Equipment. We manufacture various tools that mechanize the process of handling tubulars on the drill floor. These products include hydraulic catwalks that mechanically lift and lower tubulars to and from the drill floor, rotating mousehole tools which power the mousehole to allow offline make-up of drill pipe, and iron roughnecks which mechanize the make-up and breakout of tubulars.

Drill Floor Monitoring Systems and Instrumentation. We manufacture products which measure, collect and display drilling data on a real-time basis. Our measurement products include drift indicator tools, weight indicators, mud pump pressure indicator systems, torque indicators for both rotary and tong applications, and drill floor gauges. Our data management systems include electronic drilling recorders, driller monitoring systems, and satellite transmitting systems.

Mud Pump Packages and Replacement Parts. We provide customers with products for mud pump applications including resale of new mud pumps, packaging of new mud pumps, refurbishment of complete pumps and pump skid units, and a complete line of replacement wear parts and bearings for all major brands of mud pumps currently operating. Mud pumps are high pressure pumps located on the rig that force drilling mud down the drill pipe, through the drill bit, and up the space between the drill pipe and the drilled formation back to the surface.

Well Intervention Blowout Preventers and Accessories. Our well intervention blowout preventers include pressure control equipment used in both wireline and coiled tubing well intervention activities. These blowout preventer products permit well intervention operations while a well is under pressure. Our products include coiled tubing blowout preventer and accessories and wireline blowout preventers, strippers, packers, lubricators, grease injection units and other accessories.

Choke and Kill Manifolds. We design and assemble manifolds which are arrangements of piping and valves used to control, distribute and monitor fluid flow. In the event of blowout preventer closure, choke and kill manifolds are used to bleed off excessive pressures to prevent catastrophic pressure release or well bore damage.

Bearings. We have developed strong sourcing programs and relationships with premier bearing manufacturers to stock and distribute most of the replacement bearings used in the drilling industry such as bearings used in top drives, mud pumps, rotary tables, pumping units, blocks, hooks, crown blocks, drawworks, magnetic brakes, swivels and traction motors.

Centrifugal Pump. Our MUD HOG™ centrifugal pump lines are used in a variety of fluid handling operations around a rig including the handling of fresh water, sea water, and drilling mud. These products come in a variety of sizes and configurations and can be skid mounted in either the horizontal or vertical position depending on the specific application and space requirements.

Production Flow Products. We produce and market a variety of products used in production gathering systems. These products are designed for broad application and long life in the field with minimal maintenance required and include gate valves, check valves, chokes, tees, strainers and unions.

Standpipe Manifold Gate Valves. Our Standpipe Manifold gate valves are utilized in drilling and production applications where critical and severe service requirements exist. These valves conform to API Flange dimensions and pressure ratings and are also designed for dependable service in high pressure systems and in pump and standpipe manifold systems with pressure and temperature ratings of 7,500 psi and 400°F, respectively.

Drillpipe Float Valve. This product provides added blowout protection at the bottom of the drill string, prevents backflow when pipe joints are added, and keeps drill cuttings out of the drill pipe, which prevents bit plugging while making pipe connections. We manufacture a complete line of float valves and repair kits for all sizes of drill pipe and coiled tubing.

Aftermarket Service, Refurbishment, and Spare Parts. Our aftermarket parts and services are focused on repair and remanufacture of the large capital equipment associated with the major systems on drilling rigs, including power systems, hoisting systems, rotating systems and circulating systems. Significant products we refurbish include mud pumps, top drives, drawworks and rotary tables. We also provide field service for our manufactured products.

Customers

Our customer base consists of major onshore and offshore drilling contractors, drilling equipment rental companies, oilfield service companies and assemblers of drilling and well servicing equipment.

Our top five customers together accounted for approximately 21% of our revenue during the six months ended June 30, 2007, with no single customer representing as much as 10% of our revenue during this same period. While we do not depend on any one customer or group of customers, the loss of one or more of our significant customers could have an adverse effect on our results of operations.

Sales and Marketing

Our sales and marketing activities are performed through a direct sales force, which consisted of approximately 93 persons as of June 30, 2007, including both field sales representatives and customer service representatives. We believe that our proximity to customers is a key to maintaining and expanding our business. International sales are typically made with representative arrangements, and significant sales are secured by letters of credit. Some of the locations in which we have sales representatives include the Middle East, Asia Pacific and North Africa. Although they do not have authority to contractually bind our company, these representatives market our products in their respective territories in return for sales commissions.

The primary factors influencing a customer’s decision to purchase our products are the quality, reliability and reputation of the product, price, technologically superior features and our ability to provide service to the customer. Timely delivery of equipment is also very important to our customers. As a result, it is necessary for some of our operations to maintain a large inventory of our products, particularly our expendable products, in order to quickly respond to our customers’ orders.

Most of our sales are on a purchase order basis at fixed prices on normal 30-day trade terms. Large orders may be filled on negotiated terms appropriate to the order. Although we do not typically maintain supply or service contracts with our customers, a significant portion of our sales represents repeat business.

Seasonality

A substantial portion of our business is not significantly impacted by changing seasons. However, in Canada, we typically realize higher first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In the past, our revenue in Canada has declined during the second quarter due to warming weather conditions that resulted in thawing, softer ground, difficulty accessing drill sites and road bans that curtailed drilling activity.

Financial Information About Geographic Areas

A significant portion of our revenue is derived from, and substantially all of our long-lived assets are located in, the United States and Canada. See footnote 15 to our consolidated financial statements included elsewhere in this prospectus for further discussion.

Properties

The following tables describe the material facilities owned or leased by our company and its subsidiaries as of June 30, 2007:

Drilling Products Segment

Location	Square Feet	Status	Uses
Broussard, LA	53,900	Owned	Manufacturing
Houston, TX	52,500	Leased	Rig equipment repair and refurbishment
Victoria, TX	46,000	Leased	Rig equipment repair and refurbishment
Broussard, LA	32,000	Owned	Manufacturing and assembly
Liberty, TX	30,170	Leased	Rig equipment repair and refurbishment
Red Deer, Alberta	18,750	Leased	Assembly
Nisku, Alberta	7,800	Owned	Warehousing and distribution
Grand Junction, CO	6,250	Leased	Rig equipment repair and refurbishment
Fort Smith, AR	5,000	Leased	Distribution and service
New Iberia, LA	4,000	Leased	Repair
Houston, TX	2,000	Leased	Sales office
Shreveport, LA	1,800	Leased	Distribution and service
Odessa, TX	1,200	Leased	Distribution and service
Singapore	1,000	Leased	Distribution and service

Flow Control Products Segment

Location	Square Feet	Status	Uses
San Antonio, TX	77,000	Owned	Assembly and testing facility and distribution
Spring, TX	46,000	Owned	Warehousing and distribution
Leduc, Alberta	31,500	Leased	Manufacturing
Lake Charles, LA	30,110	Leased	Manufacturing
San Antonio, TX	14,000	Leased	Warehousing and distribution
Newcastle, England	12,000	Leased	Manifold assembly, pressure test and warehousing
Conroe, TX	9,750	Leased	Manufacturing
Red Deer, Alberta	8,000	Leased	Rentals and service
Newcastle, England	7,000	Leased	Warehousing
Nisku, Alberta	6,900	Leased	Warehousing and distribution
Odessa, TX	6,250	Leased	Warehousing and distribution
Aberdeen, Scotland	6,250	Leased	Warehousing and distribution
Dubai, UAE	4,650	Leased	Warehousing and distribution
Casper, WY	4,340	Leased	Warehousing and distribution
Edmonton, Alberta	3,360	Leased	Warehousing and distribution
Brighton, CO	2,000	Leased	Warehousing and distribution
Houston, TX	1,840	Leased	Sales office

Backlog

We had the following backlog for the product lines owned as of the dates indicated, consisting of written orders or commitments believed to be firm contracts for our products:

	Actual
	As of June 30, 2006	As of June 30, 2007
	(in millions)
Drilling Products segment	$22.2	$28.6
Flow Control Products segment	10.0	51.3

Total	$32.2	$79.9

These contracts are occasionally varied or modified by mutual consent and, in some instances, may be cancelable by the customer on short notice without substantial penalty. As a result, our backlog as of any particular date may not be indicative of our actual operating results for any future period.

Consistent with our strategy, in order to remain responsive to our customers, we strive to maintain relatively short lead-times on our deliveries. Approximately 90% of the orders and commitments included in our backlog as of June 30, 2007 were scheduled to be delivered by December 31, 2007. Our expendable products’ backlog is small, as these are predominantly off-the-shelf items requiring short lead-times. Our capital products have longer lead-times, but the majority of these products have lead-times shorter than six months.

New Product Development and Intellectual Property

We have dedicated resources toward the development of new technology and equipment to enhance the safety and efficiency of drilling and well servicing processes. Our sales and earnings are influenced by our ability to successfully introduce new or improved products to the market. We currently hold 20 U.S. and 14 international patents and have 9 pending patent applications. We have also been granted an exclusive license with respect to a U.S. patent held by a third party with respect to our proprietary powered mousehole tool, the Phantom Mouse®.

Although in the aggregate our patents and our exclusive license are important to us, we do not regard any single patent, exclusive license or group of related patents as critical or essential to our business as a whole. In general, we depend on our technological capabilities and the application of know-how rather than patents and our exclusive license in the conduct of our operations. We also consider the quality and timely delivery of our products, the service we provide to our customers and the technical knowledge and skill of our personnel to be more important than our intellectual property in our ability to compete. While we stress the importance of our research and development programs, the technical challenges and market uncertainties associated with the development and successful introduction of new products are such that we cannot assure you that we will realize future revenue from our new products.

Suppliers and Raw Materials

We acquire component parts and raw materials from suppliers, including foundries, forge shops, and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, steel and other commodity prices, tariffs and duties on imported materials and foreign currency exchange rates. Most of the raw materials we use in our manufacturing operations, such as steel in various forms, electronic components and elastomers, are available from many sources.

We have experienced increased costs in recent years due to rising steel prices. There is also strong demand for forgings, castings and outsourced coating services necessary for us to make our products. We cannot assure you that we will be able to continue to purchase these raw materials on a timely basis or at acceptable prices.

We generally try to purchase our raw materials from multiple suppliers so we are not dependent on any one supplier.

Competition

Our products are sold in highly competitive markets. We compete in all areas of our operations with a number of companies, some of which have financial and other resources comparable to or greater than us.

The market in which our Drilling Products segment competes is consolidated and National Oilwell Varco, Inc., one of our primary competitors, holds significant market share. We also have a number of other competitors, including Maritime Hydraulics, Canrig (a division of Nabors Industries), Blohm + Voss GmbH, LEWCO (a division of Rowan Companies), Pason Systems, Inc., Epoch (a division of Nabors Industries) and Petron Industries, Inc.

Similarly, the market for our Flow Control Products segment is consolidated and National Oilwell Varco, Inc. holds significant market share. Our other competitors in this market include Cameron International Corporation, Southwest Oilfield Products, Double Life Corporation, Inc. and Oteco, Inc.

The principal competitive factors in our markets are product and service quality and availability, responsiveness, price, technology and reputation for safety. We believe several factors give us a strong competitive position. In particular, we believe our products in this segment are at least comparable in price, quality, performance and dependability; we seek to differentiate ourselves from our competitors by providing a rapid response to the needs of our customers and a high level of customer service.

Employees

As of June 30, 2007, we had 691 employees. Of our total employees, 507 were in the United States, and 151 were in Canada, 26 were in the United Kingdom, six were in Dubai and one was in Singapore. We are not a party to any collective bargaining agreements, and we consider our relations with our employees to be satisfactory.

Operating Risk and Insurance

We currently carry a variety of insurance for our operations. We are partially self-insured for certain claims in amounts we believe to be customary and reasonable. Although we believe we currently maintain insurance coverage adequate for the risks involved, there is a risk our insurance may not be sufficient to cover any particular loss or that our insurance may not cover all losses.

Governmental and Environmental Matters

Our operations are subject to numerous international, federal, state and local environmental laws and regulations governing the release and/or discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental agencies issue regulations to implement and enforce these laws, for which compliance is often costly and difficult. The violation of these laws and regulations may result in the denial or revocation of permits, issuance of corrective action orders, cessation or limitation of operations, assessment of administrative and civil penalties, and even criminal prosecution. We believe that we are in substantial compliance with applicable environmental laws and regulations. Further, we do not anticipate that compliance with existing environmental laws and regulations will have a material effect on our consolidated financial statements. However, it is possible that substantial costs for compliance may be incurred in the future. Moreover, it is possible that other developments, such as the adoption of stricter environmental laws, regulations, and enforcement policies, could result in additional costs or liabilities that we cannot currently quantify.

We generate wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. The U.S. Environmental Protection Agency, or EPA, and state agencies have limited the approved methods of disposal for some types of hazardous and nonhazardous wastes. Some wastes handled by us in our field service activities that currently are exempt from treatment as hazardous wastes may in the future be designated as “hazardous wastes” under RCRA or other applicable statutes. If this were to occur, we would become subject to more rigorous and costly operating and disposal requirements.

The federal Comprehensive Environmental Response, Compensation, and Liability Act, “CERCLA” or the “Superfund” law, and comparable state statutes impose liability, without regard to fault or legality of the original conduct, on classes of persons that are considered to have contributed to the release of a hazardous substance into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at offsite locations such as landfills. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We currently own, lease, or operate numerous properties and facilities that for many years have been used for industrial activities, including oil and natural gas production operations. Hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes, or hydrocarbons, was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes (including substances disposed of or released by prior owners or operators), remediate contaminated property (including groundwater contamination, whether from prior owners or operators or other historic activities or spills), or perform remedial plugging or pit closure operations to prevent future contamination. These laws and regulations may also expose us to liability for our acts that were in compliance with applicable laws at the time the acts were performed.

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the

United States. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the EPA or applicable state agencies. Many of our properties and operations require permits for discharges of wastewater and/or stormwater, and we have a system for securing and maintaining these permits. In addition, the Oil Pollution Act of 1990 imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills in waters of the United States. A responsible party includes the owner or operator of a facility. The Federal Water Pollution Control Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Some of our operations also result in emissions of regulated air pollutants. The federal Clean Air Act and analogous state laws require permits for facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. Failure to obtain a permit or to comply with permit requirements could result in the imposition of substantial administrative, civil and even criminal penalties.

We are also subject to the requirements of the federal Occupational Safety and Health Act (OSHA) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Legal Proceedings

From time to time, we have various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Our directors and executive officers and their ages and their positions as of October 15, 2007 are as follows:

Name	Age	Position
Charles E. Jones	48	President, Chief Executive Officer and Director
James W. Harris	48	Executive Vice President and Chief Financial Officer
E. Gregory Hottle	56	Executive Vice President of Business Development
Joe S. Ramey	51	President—Drilling Products
D. Lyle Williams, Jr.	37	President—Flow Control Products
Timur Kuru	32	Vice President of Corporate Development
James R. Burke	69	Chairman of the Board
David C. Baldwin	44	Director
Jonathan B. Fairbanks	41	Director
C. Christopher Gaut	51	Director
Robert M. Snell	52	Director

Charles E. Jones. Mr. Jones has served as President and Chief Executive Officer since October 2007. Prior to joining Forum, Mr. Jones was the Executive Vice President and Chief Operating Officer of Hydril Company, a position he held from January 2003 until October 2007. Mr. Jones served as Vice President of Hydril’s Pressure Control segment from November 2001 until January 2003. Prior to serving in that position, he served as the Managing Director, Pressure Control for Hydril beginning in March 1998. From March 1996 until March 1998, Mr. Jones served as the Director of the Subsea Business for Cooper Cameron Corporation. From April 1995 until March 1996, Mr. Jones served as an Engineering Manager for Subsea Offshore (formerly Dresser Industries). Mr. Jones holds a B.S. in Mechanical Engineering from the University of Houston and, in 2002, he graduated from the Harvard Business School Advanced Management Program.

James W. Harris. Mr. Harris has served as Executive Vice President and Chief Financial Officer since December 2005. Mr. Harris was Vice President, Controller and General Manager of AppSite Hosting at VeriCenter, Inc. from January 2004 until November 2005. Prior to joining VeriCenter, Mr. Harris was a Vice President at Enron Corporation from August 1999 until Enron filed for bankruptcy in 2001, after which time Mr. Harris served as a consultant for Enron until December 2003. Prior to joining Enron, Mr. Harris was employed by Price Waterhouse from January 1985 until February 1994 as a Senior Tax Manager and at Baker Hughes Incorporated from February 1994 until May 1999 in various positions, including Vice President, Tax and Controller. Mr. Harris received his B.S. and his Masters of Accounting from Brigham Young University and his M.B.A. from Rice University. Mr. Harris is a certified public accountant.

E. Gregory Hottle. Mr. Hottle has served as Executive Vice President of Business Development since September 2007. From August 2006 until September 2007, Mr. Hottle was an Executive Vice President of Forum. Prior to joining Forum, Mr. Hottle was employed by National Oilwell Varco, Inc. and its predecessor companies from December 1976 until August 2006. While at National Oilwell Varco, Mr. Hottle held various positions of increasing responsibility, including Group Vice President, Products and Services for Rig Solutions. Mr. Hottle received his B.A. and M.B.A. from Sam Houston State University.

Joe S. Ramey. Mr. Ramey has served as President—Drilling Products of Forum since September 2007. From May 2005 until September 2007, Mr. Ramey was President of our Tubular Handling Tools product line. Mr. Ramey founded Access Oil Tools in 1985 and served as its President until Forum acquired Access Oil Tools in May 2005. Prior to founding Access Oil Tools, Mr. Ramey was employed by Devin Tool & Supply and Devin Rental Tools where he held positions of increasing seniority, including Vice President.

D. Lyle Williams, Jr. Mr. Williams has served as President—Flow Control Products since September 2007. From January 2007 until September 2007, Mr. Williams was a Vice President of Forum. Prior to joining Forum, Mr. Williams was the Chief Executive Officer of Mobile Health Services, LLC from January 2006 until December 2006. Prior to joining Mobile Health Services, Mr. Williams was employed by Cooper Cameron Corporation in various positions of increasing responsibility, including Director of Operations of Engineered Products from July 1998 until December 2005. Mr. Williams received his B.A. from Rice University and his M.B.A. from Harvard University.

Timur Kuru. Mr. Kuru has served as the Vice President of Corporate Development of Forum since February 2006. From December 2003 until February 2006, Mr. Kuru was employed by Bain & Co. where he worked in various positions of increasing responsibility, including as a consulting case team leader. From July 1998 until December 2003, Mr. Kuru held various positions with Schlumberger, Ltd., including as a field engineer and marketing analyst. Mr. Kuru received his B.A. and B.S. and a Masters in Electrical Engineering from Rice University and his M.B.A. from Harvard University.

James R. Burke. Mr. Burke served as President and Chief Executive Officer of Forum from when it was founded in May 2005 until his resignation in October 2007. Upon his resignation as President and Chief Executive Officer of Forum in October 2007, Mr. Burke was elected Chairman of the Board, a position he currently holds. Mr. Burke has served as a director of Forum since it was founded in May 2005. From April 2000 until May 2005, Mr. Burke was the controlling stockholder and Chief Executive Officer of Access Oil Tools until the formation of Forum and the investment in Forum by SCF in May 2005. Prior to joining Access Oil Tools, Mr. Burke held various positions with Weatherford International Ltd. from January 1991 until August 1999, including Executive Vice President responsible for all manufacturing operations and engineering at its Compressor Division. Prior to joining Weatherford, Mr. Burke was employed by Cameron Iron Works from 1967 until 1989, where he held positions of increasing seniority, including Vice President of Cameron’s Ball Valve division. Mr. Burke received his B.S. in Electrical Engineering from University College, Dublin, Ireland, and his M.B.A. from Harvard University.

David C. Baldwin. Mr. Baldwin has served as a director since May 2005. Mr. Baldwin is a Managing Director of SCF Partners, which he joined in 1991. Prior to joining SCF, Mr. Baldwin was a drilling and production engineer with Union Pacific Resources, an independent exploration and production company that has since been acquired. Mr. Baldwin received both a B.S. degree in Petroleum Engineering and an M.B.A. degree from the University of Texas at Austin.

Jonathan B. Fairbanks. Mr. Fairbanks has served as a director since November 2005. Mr. Fairbanks is the President of Bassoe Offshore, a company that brokers the sale, purchase and chartering of offshore drilling rigs, a position he has held since 1990. Mr. Fairbanks is also the founder and a director of ODS-Petrodata Holdings Inc., a company that publishes research, periodicals and databases analyzing the offshore oil and gas exploration industry, a position he has held since 1997. Mr. Fairbanks was a founder and formerly a director of Chiles Offshore Inc., Hercules Offshore Inc. and Scorpion Offshore. Mr. Fairbanks is also a founder and currently serves as a director of Seajacks Ltd. Mr. Fairbanks received his B.A. in Political Science from Denison University.

C. Christopher Gaut. Mr. Gaut has served as a director since December 2006. Mr. Gaut has served as Executive Vice President and Chief Financial Officer of Halliburton Company since March 2003. Prior to joining Halliburton, Mr. Gaut was Senior Vice President, Chief Financial Officer and Member—Office of the President and Chief Operating Officer of ENSCO International, Inc. from January 2002 to February 2003. Mr. Gaut received his B.A. in engineering from Dartmouth College and his M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Robert M. Snell. Mr. Snell has served as a director since September 2007. Mr. Snell is a co-founder of Common Resources, L.L.C. and has served as its Chief Financial Officer since it was formed in August 2007.

Prior to joining Common Resources, Mr. Snell was the Vice President, Chief Financial Officer and Secretary of Spinnaker Exploration Company from December 2000 until Spinnaker was acquired in December 2005. From December 2005 until December 2006, Mr. Snell served as Vice President, Strategic Planning of Hydro Gulf of Mexico following its acquisition of Spinnaker. From December 2006 to August 2007, Mr. Snell pursued the formation of Common Resources. From 1983 to 2000, Mr. Snell served in various capacities with Bank of America and its predecessors, most recently as a Managing Director of Banc of America Securities LLC, focused on the energy sector. Mr. Snell received his B.B.A and his M.B.A. from the University of Texas at Austin.

Board of Directors

Our board of directors currently consists of six members. We have determined that four of these directors, Messrs. Baldwin, Fairbanks, Gaut and Snell, are independent in accordance with the listing requirements of the NYSE.

Prior to the completion of this offering, our board of directors will be divided into three classes. The directors will serve staggered three-year terms. The initial terms of the directors of each class will expire at the annual meetings of stockholders to be held in May 2009 (Class I), May 2010 (Class II) and May 2011 (Class III). At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. The classification of directors are as follows:

•	Class I — ;

•	Class II — ; and

•	Class III — .

Audit Committee

Prior to the completion of this offering, our audit committee will be comprised of Messrs. Snell, Gaut and                     . Our board of directors has determined that Messrs. Snell and Gaut are independent directors as defined under and required by the Securities Exchange Act of 1934, or the “Exchange Act,” and the listing requirements of the NYSE. Rule 10A-3 under the “Exchange Act” and the listing requirements of the NYSE require that our audit committee be composed of a minimum of three members, that it be composed of a majority of independent directors within 90 days of the effectiveness of the registration statement of which this prospectus is a part and that it be composed solely of independent directors within one year of such date.                     has been designated as the audit committee financial expert, as defined by Item 401(h) of Regulation S-K of the Exchange Act. The principal duties of the audit committee, which will be chaired by Mr. Snell, will be as follows:

•	to review our external financial reporting;

•	to engage our independent auditors; and

•	to review our procedures for internal auditing and the adequacy of our internal accounting controls.

Prior to the completion of this offering, our board of directors will adopt a written charter for the audit committee that will be available on our website after the completion of this offering.

Nominating and Corporate Governance Committee

Prior to the completion of this offering, our nominating and corporate governance committee will be comprised of Messrs. Baldwin and Fairbanks. Our board has determined that Messrs. Baldwin and Fairbanks are independent as required by the listing requirements of the NYSE. The listing requirements of the NYSE require that our nominating and corporate governance committee be composed of a majority of independent directors within 90 days of the listing of our common stock on the NYSE and that it be composed solely of independent directors within one year of such date. The principal duties of the nominating and corporate governance committee, which will be chaired by Mr. Baldwin, will be as follows:

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to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

•	to make recommendations to the board of directors regarding corporate governance matters and practices.

Prior to the completion of this offering, our board of directors will adopt a written charter for the corporate governance and nominating committee that will be available on our website after the completion of this offering.

Compensation Committee

Prior to the completion of this offering, our compensation committee will be comprised of Messrs. Fairbanks and Baldwin. Our board has determined that Messrs. Fairbanks and Baldwin are independent as required by the listing requirements of the NYSE. The principal duties of the compensation committee, which will be chaired by Mr. Fairbanks, will be as follows:

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to administer our stock plans and incentive compensation plans, including our long-term incentive plan, and in this capacity, make all option grants or awards to our directors and employees under such plans;

•	to make recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers; and

•	to review key employee compensation policies, plans and programs.

Prior to the completion of this offering, our board of directors will adopt a written charter for the compensation committee that will be available on our website after the completion of this offering.

Compensation of Directors

Directors who are also employees do not receive a retainer or fees for service on our board of directors or any committees. Prior to the completion of this offering, Mr. Baldwin did not receive any compensation for serving as a director on our board of directors because the management fee we have paid to SCF Partners was intended to compensate SCF Partners and Mr. Baldwin for the time he spent in that capacity. See “Certain Relationships and Related Party Transactions—Management Fee Payable to SCF Partners.” Because our obligation to pay this management fee to SCF Partners will terminate upon the completion of this offering, Mr. Baldwin will become eligible to receive the director compensation package commencing with the completion of this offering.

During the year ended December 31, 2006, each non-employee director received a quarterly cash retainer of $2,500. In addition to cash compensation, our non-employee directors received equity compensation. During the year ended December 31, 2006, our non-employee directors each received stock options grants. These options were granted under our 2005 Stock Incentive Plan, vest in equal installments over three or four-year periods and expire five years from the date of grant. The exercise price of these options was the fair market value at the date of grant.

The following table sets forth a summary of the compensation we paid to our non-employee directors during the year ended December 31, 2006:

Director compensation for the year ended December 31, 2006

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Jonathan Fairbanks	$10,000	$2,425	$12,425
C. Cristopher Gaut(2)	2,500	712	3,212

(1)	This column includes the dollar amount of compensation expense we recognized for the year ended December 31, 2006 in accordance with FAS 123(R). Pursuant to SEC rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by our directors. Assumptions used in the calculation of these amounts are included in Note 2 to our audited financial statements included in this prospectus. As of December 31, 2006, the aggregate number of stock option awards held by each director was as follows: Mr. Fairbanks—575 and Mr. Gaut—500.
(2)	Mr. Gaut joined our board of directors in December 2006.

In October 2007, our board of directors approved a new director compensation program. Under the terms of the new director compensation program, each non-employee director is eligible to receive:

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upon initial appointment to our board of directors and at each annual meeting of stockholders, an award of restricted shares issued under one of our equity compensation plans in existence at the time of the award valued at $70,000 based on the fair market value of our common stock as of the date of the award;

•	a quarterly cash retainer of $7,500; and

•	$1,500 for each meeting of the board of directors attended in person.

Each director who receives an award of restricted shares will be expected to retain the shares until the earlier of the director’s retirement or departure from the board of directors. Directors who are also our employees are not eligible to receive this director compensation package.

In addition, so long as the Chairman of the Board is not one of our employees, he or she will be entitled to receive an additional quarterly cash retainer in the amount of $3,750. Each member of the audit committee will be entitled to receive an additional quarterly cash retainer in the amount of $1,875, with the Chairman of the audit committee being entitled to receive an additional quarterly cash retainer in the amount of $3,750. Each member of the nominating and corporate governance committee or the compensation committee will be entitled to receive an additional quarterly cash retainer in the amount of $625, with the Chairman of each of these committees being entitled to receive an additional quarterly cash retainer in the amount of $1,875.

Compensation Discussion and Analysis

The following analysis contains statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Introduction

Our short-term business objective is to increase our revenue on a profitable basis through greater market penetration with our existing products, the introduction of new products and the acquisition of strategic product lines. Longer term, our objective is to further grow our company by extending our sales and distribution capabilities and manufacturing capacity internationally. Our success in achieving our short-term and long-term objectives is contingent on our ability to attract, motivate and retain top executive talent with the requisite skills and experience to develop, expand and execute our business strategy.

This analysis explains how our executive compensation program is designed and operates in practice with respect to our executive officers and specifically the following persons, who are our “named executive officers” as defined by the SEC during the year ended December 31, 2006:

•	James R. Burke, former President and Chief Executive Officer;

•	James W. Harris, Executive Vice President and Chief Financial Officer;

•	E. Gregory Hottle, Executive Vice President of Business Development;

•	Timur Kuru, Vice President of Corporate Development; and

•	Joe S. Ramey, President—Drilling Products.

Our overall executive compensation program consists of base salaries, bonuses, annual cash incentive plans, long-term equity-based incentives, severance and other benefits. We combine the compensation elements for each executive officer in a manner that we believe rewards the officer’s contribution to our company.

Objectives of our Executive Compensation Program

Due to our significant growth since our formation in May 2005, we have hired several new key employees, including several of the named executive officers. Accordingly, our compensation philosophy in recent years has been to strategically and opportunistically attract executive officers that are capable of growing the size and enterprise value of our company, completing a successful initial public offering and effectively transitioning our business to operate as a public company.

Our board of directors has established a number of processes to assist it in ensuring that our executive compensation program supports these objectives. These processes are described in more detail below under “—Setting Executive Compensation.”

Setting Executive Compensation

Role of our Board of Directors and Executive Officers. Our board of directors does not currently have a standing compensation committee due to its size. Accordingly, our board of directors, particularly Messrs. Baldwin and Burke acting as a de facto compensation committee, makes all decisions with respect to executive compensation levels and policies, with the assistance of our Chief Financial Officer.

Specifically, our Chief Executive Officer assists our board of directors by:

•	negotiating the compensation and employment arrangements for our executive officers (other than himself);

•	adjusting the base salary levels for each of our executive officers (other than himself);

•	establishing company performance goals for, and the levels of, our annual cash incentive program; and

•	providing recommendations to our board of directors regarding long-term equity-based incentives for each of our executive officers (other than himself).

In addition, our Chief Financial Officer is involved in the executive compensation process by:

•	updating and modifying compensation plan policies, guidelines and materials, as needed;

•	providing recommendations to our board of directors and our Chief Executive Officer regarding compensation structure, awards and other benefit plan design changes; and

•	administering the base salary and annual cash incentive components of our executive compensation program.

No other named executive officer has an active role in the evaluation, design or administration of our executive officer compensation program.

Role of the Compensation Committee. We intend to establish a standing compensation committee prior to the completion of this offering that will consist of two directors, both of whom will have been determined by our board of directors to be independent under the listing requirements of the NYSE. Our board of directors will determine the members of the compensation committee, based on the recommendation of a nominating and corporate governance committee, and the scope of the compensation committee’s authority. We anticipate that the authority of the committee will include, among other things:

•	approving the compensation and employment arrangements for our executive officers;

•	reviewing all of the compensation and benefit-based plans and programs in which our executive officers participate and adjusting these plans and programs as appropriate; and

•	administering our stock plans and incentive compensation plans, including our 2007 Long-Term Incentive Plan.

In addition, we anticipate that the charter of our compensation committee will grant the committee the sole authority to retain, at our expense, outside consultants and experts to assist it in fulfilling its duties.

Role of Compensation Consultants and Use of Benchmarking. Our board of directors did not engage the services of a compensation consultant to design, review or evaluate our executive compensation arrangements for the year ended December 31, 2006 or prior thereto. However, for the year ending December 31, 2007, our board of directors did engage the services of Heidrick & Struggles, a consulting firm experienced in chief executive, board member and senior-level management search assignments that has access to national compensation surveys, to assist it in designing and negotiating the compensation arrangements for Charles E. Jones, our new President and Chief Executive Officer.

Historically, we have not used competitive benchmarking when making compensation decisions for our executive officers. In the future, however, the compensation committee may utilize third-party compensation surveys and it may engage compensation consultants to assist in its determination of the key elements of our named executive officers’ compensation.

Assessment of Individual and Company Performance. On an annual basis, our board of directors and Mr. Burke establish the specific company performance measures that determine the size of the cash incentive payouts for our executive officers. In addition, the individual performance of our executive officers is taken into account when determining adjustments to each executive officer’s base salary level, bonus and annual cash incentive amounts and the level of long-term equity-based incentives. These performance measures are discussed in more detail below under “—Elements of Our Executive Compensation Program.”

Elements of our Executive Compensation Program

In furtherance of our compensation objectives, our executive compensation program during the year ended December 31, 2006 consisted of the following components:

•	base salaries;

•	bonuses;

•	annual cash incentive program;

•	long-term equity-based incentives;

•	severance benefits; and

•	other benefits.

Base Salaries. We provide our executive officers and other employees with an annual base salary to compensate them for services rendered during the year. Base salary is the fixed and guaranteed element of each employee’s annual cash compensation. Our philosophy has been to target base salary compensation to align each position’s salary level so that it accurately reflects the relative importance of the position and the contributions of the individual within our organization. To that end, annual salary adjustments are based on a number of individual factors, including:

•	the responsibilities of the executive officer;

•	the scope, level of expertise and experience required for the executive officer’s position;

•	the ability of the executive officer to impact our financial results;

•	demonstrated individual performance and potential future contribution of the executive officer; and

•	the market for persons possessing the requisite skills for the position.

In addition, adjustments are made based on our overall financial performance and the individual’s personal accomplishments in contributing to the achievement of our corporate objectives. Although no particular weighting is assigned to these factors, significant emphasis is placed on the individual’s skills, seniority and industry experience, each of which are evaluated on a case-by-case basis. For our executive officers that were newly hired, significant emphasis was placed on the individual’s base salary level at their previous employer. Specifically, the following discussion reflects the material factors considered in connection with the decisions for the 2006 and 2007 base salary levels of our named executive officers:

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Mr. Burke. During 2006, Mr. Burke’s base salary was $175,000 as provided in his employment agreement. This amount was the same as his base salary in 2005, which was established in the context of Mr. Burke’s appointment as Chief Executive Officer and the responsibilities associated with that position, as well as such factors as his experience, expertise, knowledge and qualifications. Effective January 2007, Mr. Burke’s base salary was increased to $250,000 in recognition of the increased size and complexity of our organization and the resulting increase in the demands and the importance of his position.

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Mr. Harris. Effective September 2006, Mr. Burke increased the base salary for Mr. Harris from $160,000 to $200,000 in recognition of the increased demands of his position resulting from the growth in the size and complexity of our organization and increased responsibilities as a result of his promotion to Executive Vice President and Chief Financial Officer. Effective May 2007, Mr. Burke increased the base salary for Mr. Harris from $200,000 to $240,000 in consideration of Mr. Harris’ performance and leadership of our financial affairs and in recognition of the continued growth of our company.

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Mr. Hottle. Pursuant to the negotiated terms of Mr. Hottle’s at-will employment letter, he joined our company in August 2006 at a base salary of $200,000. The base salary was determined primarily by reference to Mr. Hottle’s compensation as a senior executive with his former employer.

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Mr. Kuru. Pursuant to the negotiated terms of Mr. Kuru’s at-will employment letter, he joined our company in February 2006 at a base salary of $130,000. The base salary was determined primarily by reference to Mr. Kuru’s compensation with his former employer, increased to reflect the additional responsibilities associated with his new position with us. Effective January 2007, at the time of Mr. Kuru’s annual review, Mr. Burke increased the base salary for Mr. Kuru from $130,000 to $150,000 to recognize the additional skills developed by Mr. Kuru in fulfilling his job responsibilities.

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Mr. Ramey. During 2006, Mr. Ramey’s base salary was $160,000 as provided in his employment agreement, which was negotiated in connection with our acquisition of Access Oil Tools. Effective January 2007, Mr. Burke increased the base salary for Mr. Ramey from $160,000 to $175,000 to reflect the increased responsibilities associated with Mr. Ramey’s management of the Tubular Handling Tools product line. Effective May 2007, Mr. Ramey’s base salary was increased from $175,000 to $190,000 in anticipation of increased responsibilities associated with our acquisition and management of TriPoint Energy Services.

Bonuses. From time to time, our board of directors grants discretionary bonus awards in recognition of individual performance, to attract new employees or pursuant to the terms of the employment arrangements with our named executive officers.

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Bonus Arrangement with Mr. Burke. Pursuant to his employment agreement with us, Mr. Burke is eligible to earn a “Special Growth Success Fee,” which is equal to the product of (a) 0.01 multiplied by (b) the amount, if any, of any form of equity or debt investment in our company or its subsidiaries by SCF-V, L.P. or its affiliates for the primary purpose of closing a transaction in which our company or any its subsidiaries acquires all or substantially all of the assets (or a majority of the equity) of another entity; provided that certain conditions set forth in the employment agreement are satisfied. This arrangement was intended to reward Mr. Burke for identifying suitable businesses for acquisition, and then successfully negotiating and closing the transactions. Because Mr. Burke’s role in our acquisition strategy is instrumental to achieving our business objectives, this plan is exclusive to him. For the year ended December 31, 2006, Mr. Burke received “Special Growth Success Fees” pursuant to his employment agreement as reflected in the Bonus column of the Summary Compensation Table. As part of the negotiations to extend Mr. Burke’s employment agreement through the end of 2007, our board of directors established a maximum for Mr. Burke’s Special Growth Success Fee of $250,000 for the year ending December 31, 2007. This change was made in conjunction with the changes to Mr. Burke’s 2007 annual cash incentive plan as discussed below.

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Discretionary Bonus Arrangement with Mr. Harris. In addition to the annual cash incentive plan described below, Mr. Harris was eligible to receive up to $30,000 in a discretionary bonus for the year ended December 31, 2006 as provided in his employment offer letter. This arrangement was intended to compensate Mr. Harris if certain objectives were accomplished during the year. These objectives included: (1) engaging an independent registered accounting firm and successfully completing the 2005 audit, (2) designing and implementing a common health and welfare benefits plan and retirement plan for all company employees, (3) designing and implementing a company-wide insurance program to close gaps in coverage and upgrade all carriers to superior-rated, (4) implementing integrated treasury-management facilities with enhanced control features, (5) building an accounting team responsible for the financial affairs company-wide and (6) creating human resource policies and a code of ethics applicable to all company employees. In recognition of Mr. Harris accomplishing these objectives during the year ended December 31, 2006, he received $30,000 as reflected in the Bonus column of the Summary Compensation Table.

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Discretionary Bonus Arrangement with Mr. Kuru. In addition to the annual cash incentive plan described below, Mr. Kuru was eligible to receive up to $19,500 in a discretionary bonus for the year ended December 31, 2006 as provided in his employment offer letter. This arrangement was intended to compensate Mr. Kuru for conducting due diligence and successfully negotiating definitive agreements and closing targeted acquisitions during the year. In recognition of Mr. Kuru accomplishing these objectives during the year ended December 31, 2006, he received $19,500 as reflected in the Bonus column of the Summary Compensation Table.

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Discretionary Bonus Arrangement with Mr. Ramey. In addition to the annual cash incentive plan described below, Mr. Ramey was eligible to receive up to $32,000 in a discretionary bonus for the year ended December 31, 2006 as provided in his employment agreement. This arrangement was intended to compensate Mr. Ramey for strong growth at Access Oil Tools, and in recognition of increased management responsibilities associated with that growth and assuming duties previously handled by Mr. Burke at Access Oil Tools. In recognition of Mr. Ramey accomplishing these objectives during the year ended December 31, 2006, he received $32,000 as reflected in the Bonus column of the Summary Compensation Table. For the year ending December 31, 2007, Mr. Ramey is eligible to receive a discretionary bonus up to an amount equal to 20% of his base salary as provided in his employment agreement.

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Other Bonuses. Signing bonuses were awarded during the year ended December 31, 2006 to Messrs. Hottle and Kuru, who joined us in August 2006 and February 2006, respectively. The amounts of the signing bonuses were based on negotiations between the executive officers and our company and are reflected in the Bonus column of the Summary Compensation Table. In addition, a discretionary bonus was awarded during the year ended December 31, 2006 to Mr. Ramey in accordance with past practice at Access Oil Tools.

Annual Cash Incentive Program. The purpose of our annual cash incentive program is to motivate our executive officers to achieve, and reward the accomplishment of, our annual corporate objectives. Currently, our annual cash incentive program is based on the achievement of a specified EBITDA target (which is referred to as “Plan” in the tables below), which is established by our board of directors and Mr. Burke at the outset of each fiscal year and modified during the course of the year to reflect acquisition activity. For the year ended December 31, 2006, the specified EBITDA target was initially set at $18 million, but was increased during the year to $28.2 million to reflect acquisitions. The EBITDA target was selected as the most appropriate measure upon which to base the program because it is the financial metric that we believe is most widely used by investors and analysts to evaluate corporate performance in our industry. The cash incentive payment is made as soon as practical following the completion of the year. Pursuant to the program, no cash incentive payment is earned unless EBITDA exceeds the “Threshold” amount. To the extent that EBITDA exceeds the “Threshold” amount but is less than the “Maximum” amount, the cash incentive payment is prorated accordingly. Under the program, “Target” represents achievement of 100% of the specified EBITDA target and cash incentive payments may not exceed the “Maximum” amount. The threshold, target and maximum amounts for each named executive officer’s annual incentive arrangement are set forth in more detail below. For the year ended December 31, 2006, each named executive officer received a cash incentive payment in the amount reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

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Annual Incentive Arrangement with Mr. Burke. Pursuant to the terms of his employment agreement, Mr. Burke was eligible to earn a cash incentive payment ranging from 0% to 30% of his base salary based on the achievement of a specified EBITDA target for the year ended December 31, 2006. The following table shows the amount of cash incentive payment payable to Mr. Burke under his annual cash incentive plan, as well as the actual amount of the cash incentive payment made to Mr. Burke as a result of our results for the year ended December 31, 2006, in each case expressed as a percentage of his base salary:

	Threshold (85% of Plan)	Target (100% of Plan)	Maximum (130% of Plan)	Actual Payout for 2006
Cash incentive payment	0%	10%	30%	25.2%

Mr. Burke’s annual cash incentive arrangement differed from other executive officers because of his additional bonus opportunity emphasizing strategic growth initiatives. For additional information regarding Mr. Burke’s employment agreement, see “Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Arrangements with James R. Burke.”

As part of the negotiations to extend Mr. Burke’s employment agreement through the end of 2007, our board of directors modified Mr. Burke’s annual cash incentive plan for the year ending December 31, 2007. Under the new plan, Mr. Burke is eligible to earn a cash incentive payment equal to 100% of his base salary if we achieve our specified EBITDA target for the year ending December 31, 2007. So long as we at least achieve the threshold amount (which is 80% of the specified EBITDA target), Mr. Burke will be entitled to receive a prorated portion of his annual cash incentive payment if we achieve less than our specified EBITDA target for the year ending December 31, 2007.

•	Annual Incentive Arrangement with Mr. Harris. Pursuant to the terms of his employment offer, Mr. Harris participates in an annual cash incentive plan. Under the plan, Mr. Harris was eligible to earn a cash incentive payment ranging from $0 to $70,000 based on the achievement of a specified EBITDA target for the year ended December 31, 2006. The following table shows the amount of cash incentive payment payable to Mr. Harris under his annual cash incentive plan, as well as the actual amount of the cash incentive payment made to Mr. Harris as a result of our results for the year ended December 31, 2006:

	Threshold (80% of Plan)	Target (100% of Plan)	Maximum (140% of Plan)	Actual Payout for 2006
Cash incentive payment	$0	$50,000	$70,000	$61,400

Mr. Harris’ annual cash incentive arrangement for 2006 differed from the other executive officers in the use of dollar amounts for payouts (rather than amounts expressed as a percentage of base salary) due to the negotiated terms of his employment offer. The varying award levels under the plan were considered necessary to attract an executive with Mr. Harris’ experience to our company. For additional information regarding Mr. Harris’ employment arrangements, see “Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Arrangements with James W. Harris.”

For the year ending December 31, 2007, Mr. Burke changed Mr. Harris’ annual cash incentive arrangement to provide for awards expressed as a percentage of annual salary consistent with our overall annual cash incentive program. The following table shows the amount of the annual cash incentive payment, expressed as a percentage of base salary, that will be payable to Mr. Harris at various levels of achievement of our planned EBITDA target for the year ending December 31, 2007:

	Threshold (80% of Plan)	Target (100% of Plan)	Maximum (130% of Plan)
Cash incentive payment	0%	60%	80%

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Annual Incentive Arrangement with Mr. Hottle. Mr. Hottle joined our company in August 2006. Pursuant to the terms of his employment offer, Mr. Hottle participates in an annual cash incentive plan. Under the plan, Mr. Hottle was eligible to earn a cash incentive payment ranging from 0% to 80% of his base salary based on the achievement of a specified EBITDA target for the year ended December 31, 2006. The following table shows the amount of cash incentive payment payable to Mr. Hottle under his annual cash incentive plan, as well as the actual amount of the cash incentive payment made to Mr. Hottle as a result of our results for the year ended December 31, 2006, in each case expressed as a percentage of his base salary:

	Threshold (80% of Plan)	Target (100% of Plan)	Maximum (140% of Plan)	Actual Payout in 2006
Cash incentive payment	0%	60%	80%	71.4	%(1)

(1) The payment received by Mr. Hottle was prorated for the number of months Mr. Hottle was employed by our company during 2006.

Mr. Hottle’s annual cash incentive arrangement differed from other executive officers as these award levels were considered necessary to attract an executive with Mr. Hottle’s experience to our company. For additional information regarding Mr. Hottle’s employment arrangements, see “Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Arrangements with E. Gregory Hottle.”

The following table shows the amount of the annual cash incentive payment, expressed as a percentage of base salary, that will be payable to Mr. Hottle at various levels of achievement of our planned EBITDA target for the year ending December 31, 2007:

	Threshold (80% of Plan)	Target (100% of Plan)	Maximum (130% of Plan)
Cash incentive payment	0%	60%	80%

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Annual Incentive Arrangement with Mr. Kuru. Mr. Kuru joined our company in February 2006. Pursuant to the terms of his employment offer, Mr. Kuru participates in an annual cash incentive plan. Under the plan, Mr. Kuru was eligible to earn a cash incentive ranging from 5% to 35% of his base salary based on the achievement of a specified EBITDA target for the year ended December 31, 2006. The following table shows the amount of cash incentive payment payable to Mr. Kuru under his annual cash incentive plan, as well as the actual amount of the cash incentive payment made to Mr. Kuru as a result of our results for the year ended December 31, 2006, in each case expressed as a percentage of his base salary:

	Threshold (80% of Plan)	Target (100% of Plan)	Maximum (140% of Plan)	Actual Payout for Fiscal 2006
Cash incentive payment	5%	15%	35%	26.4	%(1)
(1) The payment received by Mr. Kuru was prorated for the number of months Mr. Kuru was employed by our company during 2006.

Mr. Kuru’s annual cash incentive plan differed from other executive officers on the basis of the percentage payouts and was considered appropriate for his experience and job level. For additional information regarding Mr. Kuru’s employment arrangements, see “Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Arrangements with Timur Kuru.”

For the year ending December 31, 2007, Mr. Burke changed the applicable percentages of annual salary of Mr. Kuru’s annual cash incentive arrangement to provide for awards more consistent with our overall annual cash incentive program. The following table shows the amount of the annual cash incentive payment, expressed as a percentage of base salary, that will be payable to Mr. Kuru at various levels of achievement of our planned EBITDA target for the year ending December 31, 2007:

	Threshold (80% of Plan)	Target (100% of Plan)	Maximum (130% of Plan)
Cash incentive payment(1)	0%	30%	50%

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Annual Incentive Arrangement with Mr. Ramey. Mr. Ramey participates in an annual cash incentive plan pursuant to the terms of his employment agreement, which was negotiated in conjunction with our acquisition of Access Oil Tools. For additional information regarding Mr. Ramey’s employment agreement, see “Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Arrangements with Joe S. Ramey.”

Because Mr. Ramey was directly responsible for the results of operations of Access Oil Tools during the year ended December 31, 2006, his annual cash performance award was calculated based solely upon the results of Access Oil Tools. The following table shows the amount of cash incentive payment payable to Mr. Ramey under his annual cash incentive plan, as well as the actual amount of the cash incentive payment made to Mr. Ramey as a result of the results for the year ended December 31, 2006 of Access Oil Tools, in each case expressed as a percentage of his base salary:

	Threshold (80% of Plan)	Target (100% of Plan)	Maximum (130% of Plan)	Actual Payout for Fiscal 2006
Cash incentive payment	0%	30%	70%	70%

For the year ending December 31, 2007, Mr. Ramey’s annual cash incentive arrangement is based on the terms of his employment agreement, subject to the following modifications agreed between Mr. Burke and Mr. Ramey: (1) the EBITDA target and actual achievement against the target are to be measured on a combined basis for Access Oil Tools and Pipe Wranglers, together comprising the Tubular Handling Tools product line; and (2) up to 20% of the annual cash incentive otherwise earned is subject to forfeiture if Access Oil Tools and Pipe Wranglers fail to achieve certain minimum cash flow metrics. These changes were made to reflect the increased responsibilities associated with Mr. Ramey’s management of the Tubular Handling Tools product line and to encourage good cash management practices. The following table shows the amount of the annual cash incentive payment, expressed as a percentage of base salary, that will be payable to Mr. Ramey at various levels of achievement of the specified EBITDA target for our Tubular Handling Tools product line for the year ending December 31, 2007:

	Threshold (80% of Plan)	Target (100% of Plan)	Maximum (130% of Plan)
Cash incentive payment	0%	30%	70%

Long-Term Equity-Based Incentives. Our long-term equity-based incentive program is designed to give our key employees a longer-term stake in our company, to act as a long-term retention tool and to align employee and stockholder interests by increasing compensation as stockholder value increases. In addition, our board of directors occasionally grants equity awards in recognition of outstanding service to our company. Our board of directors grants equity awards to our key employees (including our named executive officers) under our long-term incentive plan. Our long-term incentive plan allows us to award long-term compensation in the form of stock options and restricted stock. In determining the level of equity-based compensation, we make a subjective determination based on the same factors that are used to determine the base salary levels described above.

Currently, our long-term equity-based incentive compensation is in the form of options that typically vest in equal installments over a three to four-year period and restricted shares that typically cliff vest after three to four years of continuous employment. Stock options represent the opportunity to purchase shares of our stock at a fixed price at a future date. Our long-term incentive plan requires that the per share exercise price of our options not be less than the fair market value of a share of our common stock on the date of grant. This means that our stock options have value for our executive officers only if our stock price appreciates from the date the options are granted and the executive officers remain employed by us through the vesting period. This design focuses our executive officers on increasing the value of our common stock over the long-term, consistent with stockholders’ interests. Restricted stock awards provide some value to an employee during periods of stock price volatility and may better achieve the goal of retaining and motivating employees when the current value of our stock is less than the exercise price of a stock option. Accordingly, we believe that a mix of option and restricted stock awards more completely align management’s interests with those of our company and our stockholders, while increasing our ability to retain key members of our management team.

During 2006, our board of directors granted options and restricted stock under our 2005 Stock Incentive Plan to Messrs. Burke, Harris, Hottle, Kuru and Ramey. In January 2006, our board of directors granted

Mr. Burke 500 options that vest pro rata over a period of three years. This stock option award to Mr. Burke was made in lieu of a $50,000 bonus that Mr. Burke was entitled to receive for 2005 pursuant to the election of Mr. Burke. In March 2006, our board of directors granted Mr. Kuru 80 shares of restricted stock that cliff vest after three years and 1,820 options that vest in equal installments over a three year period pursuant to the terms of his negotiated employment offer letter. In August 2006, our board of directors granted Mr. Hottle 1,897 shares of restricted stock that vest in equal installments over a four year period and 1,897 options that vest in equal installments over a four year period pursuant to the terms of his negotiated employment offer letter. In December 2006, based on the recommendation of Mr. Burke, our board of directors granted options that vest in equal installments over a four year period as follows to the following named executive officers: Mr. Harris—450, Mr. Hottle—200, Mr. Kuru—200 and Mr. Ramey—350. In addition, our board of directors, without recommendation from Mr. Burke, granted to Mr. Burke options to purchase 600 shares that vest in equal installments over a four year period. The award levels were determined based on the officer’s position and individual performance.

Severance Benefits. From time to time, we have entered into employment agreements with certain of our executive officers, including two of our named executive officers. Each of these agreements provides for payments and other benefits if the executive officer’s employment terminates under certain circumstances, including termination without cause, as defined in the applicable agreement. These agreements, including the related severance benefits, are described in more detail elsewhere in this prospectus. Please see “Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” and “Executive Compensation—Potential Payments upon Termination or Change in Control.”

We believe that these arrangements are important as a recruitment and retention device, as many of the companies against whom we compete for executive-level talent have similar agreements in place for their executive officers. In addition, we believe that these arrangements can serve as an important part of the overall compensation for our officers, particularly our Chief Executive Officer, because they help to secure the continued employment and dedication of the officer. To ensure the long-term success of our company, these agreements also contain provisions that prohibit the executive officer from disclosing our company’s confidential information and from engaging in certain competitive activities or soliciting any of our employees or customers.

Other Benefits. In addition to base salaries, annual cash incentives, long-term equity-based incentives and severance benefits, we provide the following forms of compensation:

•

Health and Welfare Benefits. Our executive officers are eligible to participate in medical, dental, vision, disability and life insurance and flexible healthcare and dependent care spending accounts to meet their health and welfare needs. These benefits are provided so as to assure that we are able to maintain a competitive position in terms of attracting and retaining executive officers and other employees. This program is a fixed component of compensation and the benefits are provided on a non-discriminatory basis to all of our employees.

•

Perquisites and Other Personal Benefits. We believe that the total mix of compensation and benefits provided to our executive officers is competitive and perquisites should generally not play a large role in our executive officers’ total compensation. As a result, the perquisites and other personal benefits we provide to our executive officers are limited. In recognition of the substantial use of personal automobiles for business purposes, and to be competitive with standard compensation practices in our industry, we provide most of our executive officers with an automobile allowance and reimburse some of the executive officers for all costs of gasoline, oil, repairs, maintenance and similar expenses incurred by their use of the automobile. In addition, we pay for club membership privileges that are used for business and personal purposes by Messrs. Burke and Jones pursuant to their employment agreement.

•

401(k) Savings Plan. We have a defined contribution profit sharing/401(k) plan, which is designed to assist our eligible officers and employees in providing for their retirement. We match the contributions of our employees to the plan, in cash, at the rate of 100% on the first 3% contributed by the employee and 50% on the next 2% contributed. Employees are immediately 100% vested in their contributions as well as our matching contributions. In addition, we have the discretion to make a profit sharing contribution to the 401(k) plan participants equivalent to 1% of each employee’s base pay if key financial goals are met.

Other Matters

Stock Ownership Guidelines and Hedging Prohibition. We do not currently have ownership requirements or a stock retention policy for our named executive officers. In addition, we do not have a policy that restricts our executive officers from limiting their economic exposure to our stock. Since the stock has not been publicly traded, however, derivative instruments have not been available for hedging. We will continue to periodically review best practices and re-evaluate our position with respect to stock ownership guidelines and hedging prohibitions.

Tax Treatment of Executive Compensation Decisions. Section 162(m) of the Internal Revenue Code (“Code”) limits the deductibility of compensation in excess of $1,000,000 paid to our principal executive officer, our principal financial officer or any of the three other most highly compensated executive officers, unless the compensation qualifies as “performance-based compensation.” In order to be deemed performance-based compensation, the compensation must be based, among other things, on the achievement of pre-established, objective performance criteria and must be pursuant to a plan that has been approved by our stockholders. Our board of directors has not yet adopted a policy with respect to the limitation under Section 162(m).

Accounting Treatment of Executive Compensation Decisions. We account for stock-based awards based on their grant date fair value, as determined under SFAS 123(R). Compensation expense for these awards is recognized on a straight-line basis over the requisite service period of the award (or to an employee’s eligible retirement date, if earlier). In connection with its approval of stock-based awards, our board of directors is cognizant of and sensitive to the impact of such awards on stockholder dilution. Our board of directors also endeavors to avoid stock-based awards made subject to a market condition, which may result in an expense that must be marked to market on a quarterly basis. The accounting treatment for stock-based awards does not otherwise impact our compensation decisions.

Other Executive Compensation Changes in 2007

During 2007, we have made certain changes and adjustments to the compensation packages of our named executive officers as described above. We have not modified our general compensation objectives, policies or procedures.

Employment Agreement with President and Chief Executive Officer, Charles E. Jones. Effective October 1, 2007, we entered into an employment agreement with Charles E. Jones. Pursuant to the agreement, Mr. Jones was appointed our President and Chief Executive Officer. Mr. Jones reports directly to our board of directors and also serves as a member of our board of directors. The initial term of the employment agreement is three years ending on the third anniversary of the effective date. Furthermore, on each of the first and second anniversary of the effective date of the agreement, the agreement will be automatically extended for an additional year unless our board of directors otherwise determines not to extend the agreement. We have no right to terminate the agreement for any reason other than cause, as defined in the agreement, for the first six months of the agreement.

Pursuant to his employment agreement, Mr. Jones earns a minimum base salary of $475,000. For the year ending December 31, 2007, we will prorate his base salary based on the number of days he is employed by us in 2007. Mr. Jones is eligible to participate in our annual cash incentive program, which is based on the achievement of a specified EBITDA target. Please see “—Annual Cash Incentive Program” for more information about this program. For 2007, he is eligible to receive an annual cash incentive payment of 50% at the threshold level (80% of Plan), 100% at the target level (100% of Plan) and 150% at the maximum level (130% of Plan) of his prorated base salary, based upon our ultimate results for the year ending December 31, 2007.

We also granted Mr. Jones options to purchase 3,333 shares of our common stock with an exercise price of $300. These options were fully exercisable as of the effective date of the employment agreement and have an expiration date of one year from the date of grant. The terms of the grant are governed by our standard stock option agreement used for senior executives. We also granted Mr. Jones 5,000 shares of restricted stock pursuant to our standard restricted stock agreement used for senior executives that are exercisable in equal installments over a four year period. Further, we made Mr. Jones a separate grant of 6,000 stock options that are exercisable in equal installments over a four year period.

Mr. Jones has agreed not to compete against us or solicit our customers or employees in Texas and in those Parishes in Louisiana where we conduct businesses for a period of no less than six months and no more than two years following termination determined in accordance with his length of employment.

Mr. Jones’ employment agreement also contains severance provisions, and we have agreed to “gross-up” Mr. Jones’ income for income tax purposes for any payment related to his termination, change in control, long-term incentive plan or any other plan with us. See “—Potential Payments upon Termination or Change in Control” below.

Summary Compensation

The following table summarizes, with respect to our named executive officers, information relating to the compensation earned for services rendered in all capacities.

Summary Compensation Table for Year Ended December 31, 2006

Name and Principal Position	Year	Salary	Bonus		Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
		($)	($)		($)(1)	($)(2)	($)(3)	($)(4)	($)
James R. Burke, Former President and Chief Executive Officer(5)	2006	175,001	244,602	(6)	—	8,943	44,100	17,289	489,935

James W. Harris, Executive Vice President and Chief Financial Officer	2006	171,692	30,000	(7)	66,667	16,818	61,400	11,246	357,823

E. Gregory Hottle, Executive Vice President(8)	2006	64,615	75,000	(9)	22,922	3,099	53,550	4,634	223,820

Timur Kuru, Vice President of Corporate Development(10)	2006	109,000	24,500	(11)	2,500	19,022	30,030	3,000	188,052

Joe S. Ramey, President of Drilling Products	2006	160,081	34,245	(12)	—	499	112,000	10,557	317,382

(1)	This column includes the dollar amount of compensation expense we recognized for the year ended December 31, 2006 in accordance with SFAS 123(R). Pursuant to SEC rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by our named executive officers. Assumptions used in the calculation of these amounts are included in Note 2 to our audited financial statements included in this prospectus. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below for a description of the details and material features of these awards.

(2)	This column includes the dollar amount of compensation expense we recognized for the year ended December 31, 2006 in accordance with SFAS 123(R). Pursuant to SEC rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by our named executive officers. Assumptions used in the calculation of these amounts are included in Note 2 to our audited financial statements included in this prospectus. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below for a description of the details and material features of these awards.
(3)	See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below for a description of the details and material features of these awards.
(4)	“All Other Compensation” consists of:

	401(k) Company Match	401(k) Profit Sharing Company Contribution	Automobile Allowance	Club Dues	Total
	($)	($)	($)	($)	($)
James R. Burke	4,400	1,100	8,711	3,078	17,289
James W. Harris	3,422	855	6,969	—	11,246
E. Gregory Hottle	1,846	462	2,326	—	4,634
Timur Kuru	2,400	600	—	—	3,000
Joe S. Ramey	819	738	9,000	—	10,557

(5)	Mr. Burke resigned as President and Chief Executive Officer effective October 1, 2007. Mr. Burke will continue to remain employed by our company pursuant to the terms of his employment agreement until December 31 2007.
(6)	Represents “Special Growth Success Fees” received pursuant to Mr. Burke’s employment agreement. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below for a description of the details and material features of these awards.
(7)	Represents a discretionary bonus awarded to Mr. Harris in addition to his annual cash incentive plan.
(8)	Mr. Hottle joined our company on August 28, 2006.
(9)	Represents a signing bonus.
(10)	Mr. Kuru joined our company on February 15, 2006.
(11)	Represents a discretionary bonus of $19,500 awarded to Mr. Kuru in addition to his annual cash incentive plan as well as a $5,000 signing bonus.
(12)	Represents a one-time discretionary bonus of $2,245 and an annual discretionary bonus under the terms of Mr. Ramey’s employment agreement of $32,000, both paid by our subsidiary, Access Oil Tools.

Grants of Plan-Based Awards

The following table provides information concerning each grant of an award made to our named executive officers under any plan, including awards, if any, that have been transferred.

Grants of Plan-Based Awards for Year Ended December 31, 2006

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards						All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards Number of Securities Underlying Option	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold		Target		Maximum
		($)		($)		($)		(#)	(#)	($/Sh)	($)
James R. Burke	—	—		17,500		52,500		—	—	—	—
	01/02/06	—		—		—		—	500	100	48.53
	12/07/06	—		—		—		—	600	200	68.38

James W. Harris	—	—		50,000		70,000		—	—	—	—
	12/07/06	—		—		—		—	450	200	68.38

E. Gregory Hottle	—	—		45,000	(1)	60,000	(1)	—	—	—	—
	08/28/06	—		—		—		—	1,897	145	49.58
	08/28/06	—		—		—		1,897	—	—	145.00
	12/07/06	—		—		—		—	200	200	68.38

Timur Kuru	—	5,688	(1)	17,063	(1)	39,813	(1)	—	—	—	—
	03/22/06	—		—		—		—	1,820	125	41.18
	03/22/06	—		—		—		80	—	—	125.00
	12/07/06	—		—		—		—	200	200	68.38

Joe S. Ramey	—	—		48,000		112,000		—	—	—	—
	12/07/06	—		—		—		—	350	200	68.38

(1)	The estimated future payouts under non-equity incentive plan awards for Messrs. Hottle and Kuru, which are calculated as a percentage of base salary, have been adjusted on pro rata basis to reflect that Messrs Hottle and Kuru were employed by us for 4.5 months and 10.5 months, respectively, during the year ended December 31, 2006.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

The following is a discussion of material factors necessary to an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table for the year ended December 31, 2006.

Long-Term Equity-Based Incentive Compensation

In January 2006, our board of directors granted Mr. Burke stock options under our 2005 Stock Incentive Plan in lieu of the annual cash incentive payment earned by Mr. Burke for 2005. In March 2006, our board of directors granted Mr. Kuru stock options under our 2005 Stock Incentive Plan according to the agreed-upon terms of his offer of employment. In August 2006, our board of directors granted Mr. Hottle stock options under our 2005 Stock Incentive Plan according to the terms of his offer of employment. In December 2006, our board of directors granted Messrs. Burke, Harris, Hottle, Kuru and Ramey stock options under our 2005 Stock Incentive Plan as part of a broader annual grant to key employees. For a description of the grants, including the vesting schedule for each grant, please see “—Compensation Discussion and Analysis—Elements of Our Executive Compensation Program—Long-Term Equity-Based Incentives.”

Salary and Cash Incentive Awards in Proportion to Total Compensation

The following table sets forth the percentage of each named executive officer’s total compensation for the year ended December 31, 2006 that we paid in the form of base salary and annual performance incentive awards.

Name	Percentage of Total Compensation
James R. Burke	94.6%
James W. Harris	73.5%
E. Gregory Hottle	86.3%
Timur Kuru	87.0%
Joe S. Ramey	96.5%

Employment Arrangements with James R. Burke

Effective May 31, 2005, we entered into an employment agreement with Mr. Burke for a term of two years, subject to extension at any time before the initial term ends. Pursuant to the terms of that agreement, we appointed Mr. Burke as our Chief Executive Officer and President at a base salary of $175,000 per year until such time as we select a new Chief Executive Officer. Following our selection of a new Chief Executive Officer effective October 1, 2007, we have continued to employ Mr. Burke in a capacity responsible for sourcing and closing acquisitions involving us and our subsidiaries until the end of the term of his employment agreement, which is December 31, 2007.

Pursuant to the terms of his employment agreement, Mr. Burke had the potential to receive two separate performance-based bonuses during the year ended December 31, 2006: a “Special Growth Success Fee” (as defined in the agreement) and an annual cash incentive payment based on the achievement of corporate objectives. For additional information regarding these bonuses, see “—Compensation Discussion and Analysis—Elements of our Executive Compensation Program—Bonuses—Bonus Arrangement with Mr. Burke” and “—Compensation Discussion and Analysis—Elements of our Executive Compensation Program—Annual Cash Incentive Program—Annual Incentive Arrangement with Mr. Burke.”

The agreement provides that in the event Mr. Burke terminates his employment for any reason, he will receive a prorated bonus for the year in which the termination occurs, payable at the time such bonuses are paid to our employees generally. The agreement also provides for certain payments and benefits in the event that Mr. Burke terminates his employment for certain specified reasons or in the event we terminate his employment other than for cause, his death or his disability (each as defined in the agreement). For additional information, see “—Potential Payments upon Termination or Change in Control” below.

In consideration for the agreement, Mr. Burke agreed not to compete with us in a certain specified area, as defined in the agreement, for the term of the agreement and two years thereafter. He has also agreed with us not to solicit our customers during that period.

Effective May 4, 2007, we extended Mr. Burke’s employment agreement through December 31, 2007. The amended agreement provides for an annual salary of $250,000. In addition, Mr. Burke is eligible to earn a cash incentive ranging from 0% to 100% of his annual base salary of $250,000 based on the achievement of the 2007 planned EBITDA target and a Special Growth Success Fee of up to $250,000 that is substantially similar to the Special Growth Success Fee paid to him for the year ended December 31, 2006.

Employment Arrangements with James W. Harris

Effective December 3, 2005, Mr. Harris joined our company as Executive Vice President and Chief Financial Officer. Pursuant to the terms of his at-will employment letter, the base salary for Mr. Harris during the year ended December 31, 2006 was $160,000, which amount was subsequently increased to $200,000 effective September 2006. In addition, we granted him 2,000 shares of restricted stock, subject to three year cliff-vesting.

We also granted Mr. Harris the right to purchase 1,000 shares of our common stock at a per share price of $100, as well as the right to receive, for each share of our common stock purchased by him up to 1,000 shares, the right to receive an option to purchase a share of our common stock with an exercise price of $100 per share. Further, we provided Mr. Harris the opportunity to earn an annual cash incentive payment based on the achievement of corporate objectives as well as a discretionary bonus. For additional information regarding these bonuses, see “—Compensation Discussion and Analysis—Elements of our Executive Compensation Program—Bonuses—Bonus Arrangement with Mr. Harris” and “—Compensation Discussion and Analysis—Elements of our Executive Compensation Program—Annual Cash Incentive Program—Annual Incentive Arrangement with Mr. Harris.”

Pursuant to the letter, if we terminate Mr. Harris’ employment without cause (as determined in our discretion), he will be entitled to 12 months of base salary, paid in accordance with our regular payroll practices. In addition, the shares of restricted stock granted to Mr. Harris in connection with his employment as our Chief Financial Officer will vest pro rata upon an “Involuntary Termination,” such vesting determined by dividing the number of months elapsed from November 29, 2005 by 36. For additional information, see “—Potential Payments upon Termination or Change in Control” below.

Employment Arrangements with E. Gregory Hottle

Effective August 30, 2006, Mr. Hottle joined our company as Executive Vice President. Pursuant to the terms of his at-will employment letter, the base salary for Mr. Hottle during the year ended December 31, 2006 was $200,000 per year. In addition, we granted Mr. Hottle certain long-term incentives, including the right to receive, for each share of our common stock purchased by Mr. Hottle up to $275,000 in total value, (a) one restricted share of our common stock and (b) an option to purchase a share of our common stock with an exercise price equal to fair market value on the date of the award. The restricted shares and options are exercisable in equal installments over a four year period. His purchased shares vested immediately. Further, we provided Mr. Hottle a signing bonus and the opportunity to earn an annual cash incentive payment based on the achievement of corporate objectives. For additional information regarding these bonuses, see “—Compensation Discussion and Analysis—Elements of our Executive Compensation Program—Annual Cash Incentive Program—Annual Incentive Arrangement with Mr. Hottle.”

Employment Arrangements with Timur Kuru

Effective February 15, 2006, Mr. Kuru joined our company as Vice President—Corporate Development. Pursuant to the terms of his at-will employment letter, the base salary for Mr. Kuru during the year ended December 31, 2006 was $130,000 per year. In addition, we granted him options to purchase 1,500 shares of our common stock at an exercise price of $125 per share and 80 shares of restricted stock. We also granted Mr. Kuru the right to purchase 320 shares of our common stock at a per share price of $125, as well as the right to receive, for each share of our common stock purchased by him up to 320 shares, the right to receive an option to purchase a share of our common stock with an exercise price of $125 per share. Further, we provided Mr. Kuru a signing bonus and the opportunity to earn an annual cash incentive bonus based on the achievement of corporate objectives. For additional information regarding these bonuses, see “—Compensation Discussion and Analysis—Elements of our Executive Compensation Program—Annual Incentive Program—Annual Incentive Arrangement with Mr. Kuru.”

Employment Arrangements with Joe S. Ramey

Effective May 31, 2005, we entered into an employment agreement with Mr. Ramey, which was amended effective December 31, 2006. This agreement is subject to a two year term that automatically extends for successive one year periods unless we provide Mr. Ramey notice of our intent not to extend the agreement.

Pursuant to the terms of the agreement, Mr. Ramey’s base salary for the year ended December 31, 2006 was $160,000, which amount was increased to $175,000 effective as of January 1, 2007 pursuant to the amendment.

According to the agreement, Mr. Ramey could earn a bonus of up to 70% of his base salary contingent upon our reaching certain goals based on targeted EBITDA. Additionally, under the terms of the agreement, Mr. Ramey could earn a discretionary bonus of up to 20% of his base salary based on progress in the context of our long-term plan, our development, and his contribution to our growth. Pursuant to the December 2006 amendment, we granted Mr. Ramey options to purchase 350 shares of our common stock at an exercise price of $200 per share. The options were granted December 7, 2006, are exercisable in equal installments over a four year period, and terminate five years after the date of the award. Also pursuant to the December 2006 amendment, 20% of his bonus is dependent on his division achieving certain working capital related goals.

Value of Outstanding Equity Awards at Fiscal 2006 Year-End

The following table provides information concerning unexercised options, stock that has not vested, and equity incentive plan awards for our named executive officers.

Outstanding Equity Awards as of December 31, 2006

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested		Market Value of Shares of Stock That Have Not Vested(4)
				($)		(#)		($)
James R. Burke	—	500	(1)	100.00	01/02/11	—		—
	—	600	(2)	200.00	12/07/11	—		—

James W. Harris	333	667	(1)	100.00	11/29/10	2,000	(3)	400,000
	—	450	(2)	200.00	12/07/11	—		—

E. Gregory Hottle	—	1,897	(2)	145.00	08/28/11	1,897	(2)	379,400
	—	200	(2)	200.00	12/07/11	—		—

Timur Kuru	—	1,820	(1)	125.00	03/22/11	80	(3)	16,000
	—	200	(2)	200.00	12/07/11	—		—

Joe S. Ramey	—	350	(2)	200.00	12/07/11	—		—

(1)	Become exercisable in equal installments over a three year period.
(2)	Options become exercisable or restrictions on shares of stock lapse in equal installments over a four year period.
(3)	Options become exercisable or restrictions on shares of stock lapse on a cliff basis after three years.
(4)	The market value of a share of our common stock as of December 31, 2006 was $200.

Option Exercises and Stock Vested During the Year Ended December 31, 2006

With respect to each of our named executive officers, none of such persons exercised any stock options, SARs or similar instruments and none of such persons held any stock, including restricted stock, restricted stock units or similar instruments, that vested during the year ended December 31, 2006.

Potential Payments upon Termination or Change in Control

As indicated above, we have entered into employment agreements with Messrs. Burke, Ramey and Jones. We have also provided Mr. Harris and Mr. Kuru with employment letters setting forth certain terms of employment.

As part of their employment agreements and employment letters, Messrs. Burke, Ramey, Harris, Kuru and Jones are entitled to additional payments and benefits in the event of certain terminations of their employment. In addition, Mr. Harris’ employment letter provides for the accelerated vesting of his restricted stock awards upon the occurrence of certain terminations of his employment.

The discussion below describes the general terms of the payments and benefits to which Messrs. Burke, Ramey, Harris, Kuru and Jones will be entitled upon certain terminations of employment. These payments and benefits are quantified in tables following each narrative description.

Potential Payments to Mr. Burke

Mr. Burke’s employment agreement provides that in the event Mr. Burke terminates his employment for any reason, he will receive a prorated bonus for the year in which the termination occurs, payable at the time such bonuses are paid to employees generally.

Mr. Burke’s employment agreement also provides for the following payments and benefits in the event that Mr. Burke terminates his employment for certain specified reasons described below as a “Specified Resignation,” or in the event we terminate his employment other than due to Cause, his death or his Disability:

•

Continuation of his current base salary for the remainder of the term under his employment agreement. These continued salary payments will be made in accordance with our regular payroll practices. As of December 31, 2006, the remaining term under Mr. Burke’s employment agreement was five months, which has been extended on modified terms as described previously through December 31, 2007.

•	Paid time off accrued to the date of termination, payable within 30 days following termination.

•

Continuing coverage for the remainder of the term under Mr. Burke’s employment agreement for Mr. Burke and his family under all health, life, disability and similar employee benefit plans and programs as they are provided by us immediately prior to such termination.

Mr. Burke’s employment agreement provides for the following payments and benefits upon the expiration of his employment term (provided that the term is not extended by our mutual agreement with Mr. Burke), upon Mr. Burke’s death, or upon Mr. Burke’s termination due to Disability:

•	A prorated bonus for the calendar year in which the expiration, termination or death occurs, payable at the time such bonuses are paid to employees generally.

•	Paid time off accrued to the date of termination, payable within 30 days following termination.

•

Continuing coverage for the remainder of the term under Mr. Burke’s employment agreement for Mr. Burke and his family under all health, life, disability and similar employee benefit plans and programs as they are provided by us immediately prior to such termination.

In addition, Mr. Burke’s agreement contains non-competition, non-solicitation, non-disparagement and confidentiality provisions, continuing for a period of two years following his termination of employment for any reason. A violation by Mr. Burke of such restrictive covenants during the term of Mr. Burke’s employment could result in a for Cause termination and a violation of the non-competition, non-solicitation or confidentiality provisions within the two year period following termination will result in the cessation of any post-termination benefits or payments being paid to Mr. Burke at the time of such violation.

The table below quantifies the severance amounts payable and the value of benefits available to Mr. Burke assuming a termination of employment with us for the reasons set forth in the columns below. All of the amounts set forth below assume that the applicable triggering event occurred on December 31, 2006. Benefits reflected below are only estimates, as the actual benefit payable will be determined upon termination.

	Death or Disability	Termination without Cause or for Specified Resignation	Other Termination
	($)	($)	($)
Salary Continuation(1)	—	72,917	—
Prorated Bonus(2)	44,100	44,100	44,100
Vacation Pay(3)	—	—	—
Benefit Continuation(4)	4,385	4,385	—
Total	48,485	121,402	44,100

(1)	Represents Mr. Burke’s base salary as of December 31, 2006, at a rate $14,583 per month, multiplied by the remaining five months of his employment term.
(2)	Represents Mr. Burke’s 2006 incentive bonus. This is the same amount reported in the Summary Compensation Table as Non-Equity Incentive Compensation, however, this amount would only be payable once.
(3)	As of December 31, 2006, Mr. Burke had no remaining vacation days.
(4)	Represents continuation of the following benefits for a period of five months: $769 for medical, $45 for dental, $16 for vision, $10 for basic life, and $37 for long-term disability insurance, per month. The value of such benefits represents the premiums payable by us.

Potential Payments to Mr. Ramey

If Mr. Ramey terminates his employment for any reason, he will receive a prorated bonus for the year in which the termination occurs, payable at the time such bonuses are paid to employees generally.

Mr. Ramey’s employment agreement provides for the following payments and benefits in the event that he terminates his employment for a Specified Resignation or in the event we terminate his employment other than due to Cause, his death or his Disability:

•

Continuation of his current base salary, paid in accordance with our regular payroll practices, for the shorter of (1) 12 months from the date of termination, or (2) the remainder of the term under his employment agreement. As of December 31, 2006, the remaining base term under Mr. Ramey’s employment agreement was five months; however, we did elect to extend the term to December 31, 2007 as provided in the agreement.

•	Paid time off accrued to the date of termination, payable within 30 days following termination.

•

Continuing coverage for the remainder of the term under Mr. Ramey’s employment agreement for Mr. Ramey and his family under all health, life, disability and similar employee benefit plans and programs as they are provided by us immediately prior to such termination.

Mr. Ramey’s employment agreement provides for the following payments and benefits upon the expiration of his employment term (provided the term is not extended by our mutual agreement with Mr. Ramey), upon Mr. Ramey’s death, or upon Mr. Ramey’s termination due to Disability:

•	A prorated bonus for the calendar year in which the expiration, termination or death occurs, payable at the time such bonuses are paid to employees generally.

•	Paid time off accrued to the date of termination, payable within 30 days following termination.

•

Continuing coverage for the remainder of the term under Mr. Ramey’s employment agreement for Mr. Ramey and his family under all health, life, disability and similar employee benefit plans and programs as they are provided by us immediately prior to such termination.

In addition, Mr. Ramey’s agreement contains non-competition, non-solicitation, non-disparagement and confidentiality provisions, continuing for a period of two years following his termination of employment for any reason. A violation by Mr. Ramey of such restrictive covenants during the term of Mr. Ramey’s employment could result in a for Cause termination and a violation of the non-competition, non-solicitation or confidentiality provisions within the two year period following termination will result in the cessation of any post-termination benefits or payments being paid to Mr. Ramey at the time of such violation.

The table below quantifies the severance amounts payable and the value of benefits available to Mr. Ramey assuming a termination of employment with us for the reasons set forth in the columns below. All of the amounts set forth below assume that the applicable triggering event occurred on December 31, 2006. Benefits reflected below are only estimates, as the actual benefit payable will be determined upon termination.

	Death or Disability	Termination without Cause or for Specified Resignation	Other Termination
	($)	($)	($)
Salary Continuation(1)	—	66,700	—
Prorated Bonus(2)	144,000	144,000	144,000
Vacation Pay(3)	—	—	—
Benefit Continuation(4)	2,015	2,015	—
Total	146,015	212,715	144,000

(1)	Represents Mr. Ramey’s base salary as of December 31, 2006, at a rate $13,340 per month, multiplied by the remaining five months of his employment term.
(2)	Represents Mr. Ramey’s 2006 incentive bonus. This is the same amount reported in the Summary Compensation Table as Non-Equity Incentive Compensation, however, this amount would only be payable once.
(3)	As of December 31, 2006, Mr. Ramey had no remaining vacation days.
(4)	Represents continuation of the following benefits for a period of five months: $334 for medical, $22 for dental, $0 for vision, $10 for basic life, and $37 for long-term disability insurance, per month. The value of such benefits represents the premiums payable by us.

Definitions Under Employment Agreements

The employment agreements for both Mr. Burke and Mr. Ramey contain the following definitions:

“Disability” is defined as the employee becoming incapacitated by accident, sickness or other circumstance which renders him mentally or physically incapable of performing the duties and services required of him on a full-time basis for a period of at least 120 consecutive days or a period of 180 days during any 12-month period.

“Cause” will be found upon the occurrence of any of the following events:

•	conviction of, or a plead of no contest to, a misdemeanor involving moral turpitude or a felony;

•	engagement in gross negligence or willful misconduct which is materially injurious (monetarily or otherwise) to us or any of our subsidiaries;

•

willful refusal without proper legal reason to perform the employee’s duties, provided that such refusal continues 30 days after notice from us to the employee of such refusal and opportunity to cure; or

•	a material breach, as to be determined by our board of directors, of any material provision of the employment agreement and any other written agreement between us or any of our subsidiaries and the employee or any material written corporate policy that we (or our subsidiaries) have established and maintained that is of general applicability to similarly situated employees, and has been provided to the employee, provided such breach is not cured within 30 days after notice from us to employee of such breach and opportunity for the employee to cure the breach.

An employee can resign and receive the payments and benefits described above for a “Specified Resignation” upon any of the following (each of which is a “Specified Reason”):

•	within 60 days of, and in connection with or based upon, a breach by us of any material provision of the employment agreement or any other agreement between us and the employee;

•

within 60 days of, and in connection with or based upon, the relocation of an employee’s office to any geographic location in excess of a 60 mile radius of the employee’s office as of the first day of the employment period;

•	a requirement by us that the employee perform any act or refrain from performing any act that would be in violation of the law; or

•

unless with express written consent of the employee, (1) the assignment to the employee of any duties inconsistent in any substantial respect with the employee’s position, authority or responsibilities as contemplated as stated in the employment agreements or (2) any other substantial change in such position, including titles, authority or responsibilities, from those contemplated by the employment agreements.

In order to terminate employment for one of the Specified Reasons above, the employee must provide us with written notice and a 30 day period in which to cure the event constituting a Specified Reason. However, if any of the events described in the last bullet point above occur upon a Change in Control, Mr. Burke’s agreement provides that he can resign and we will not be provided with the opportunity to cure the event giving rise to a Specified Reason.

A “Change in Control” is defined in Mr. Burke’s agreement as the occurrence of any of the following:

•	the sale, lease, exchange or other transfer of all or substantially all of the assets of our company (or consummation of any transaction having a similar effect);

•

a merger, consolidation or other similar transaction in which all of the stockholders of our company immediately prior to the effective date of such merger, consolidation or other transaction have, immediately following such merger, consolidation or other transaction, “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of securities of our company (or the surviving entity) representing less than 30% of the combined voting power of our company’s (or the surviving entity’s) then outstanding securities ordinarily having the right to vote at elections of our board of directors (or the surviving entity’s board of directors or similar governing body); or

•	The dissolution or liquidation of our company.

Potential Payments to Mr. Harris

We have also entered into an at-will employment letter with Mr. Harris. Pursuant to that letter, if we terminate Mr. Harris’ employment without “Cause” (as defined below) he will be entitled to 12 months of base salary, paid in accordance with our regular payroll practices.

In addition the shares of restricted stock granted to Mr. Harris in connection with his employment as our Chief Financial Officer will vest pro rata upon an “Involuntary Termination,” such vesting determined by dividing the number of months elapsed from November 29, 2005 by 36.

An “Involuntary Termination” means any termination of Mr. Harris’ employment (1) by reason of his death or Disability or (2) by us (or any of our affiliates) without Cause. Disability has that same meaning as set forth in the employment agreements with Messrs. Burke and Ramey.

“Cause” will be found upon the occurrence of any of the following events:

•	conviction of, or a plead of no contest to, a misdemeanor involving moral turpitude or a felony;

•	engagement in gross negligence or willful misconduct in the performance of his duties;

•	engagement in conduct which is materially injurious (monetarily or otherwise) to us or any of our subsidiaries;

•	willful refusal without proper legal reason to perform his duties;

•

the breach of any provision of any agreement with us or any of our subsidiaries or of any corporate policy that we (or our subsidiaries) have established and maintained that is of general applicability to similarly situated employees; or

•	any act of serious dishonesty which adversely affects (or could adversely affect) his value, reliability, or performance.

The table below quantifies the severance amounts payable and the value of benefits available to Mr. Harris assuming a termination of employment with us for the reasons set forth in the columns below. All of the amounts set forth below assume that the applicable triggering event occurred on December 31, 2006. Benefits reflected below are only estimates; the actual benefit payable is determined upon termination.

	Death or Disability		Termination without Cause or for Specified Resignation		Other Termination
	($)		($)		($)
Salary Continuation	—		200,000	(1)	—
Restricted Stock Vesting(2)	72,200	(3)	72,200	(3)	—
Total	72,200		272,200	(4)	—

(1)	Represents twelve months of Mr. Harris’ base salary as of December 31, 2006.
(2)	Represents the accelerated vesting of 722 shares of restricted stock valued at a price of $100 per share, the closing market price of our common stock on December 29, 2006.
(3)	Either death or Disability would constitute an Involuntary Termination resulting in accelerated vesting so the value of the restricted stock vesting has been reported in both columns.
(4)	A termination by us without Cause would generally constitute an Involuntary Termination for purposes of Mr. Harris’ restricted stock award agreement, resulting in the receipt of the benefits quantified in both columns. However, because the definitions are not synonymous the two events have been separated into different columns.

Potential Payments to Mr. Kuru

We have also entered into an at-will employment letter with Mr. Kuru. Pursuant to that letter, if we terminate Mr. Kuru’s employment without cause (as determined in our discretion), he will be entitled to three months of base salary, paid in accordance with our regular payroll practices. Assuming that the applicable triggering event occurred on December 31, 2006, Mr. Kuru’s estimated benefit payable upon termination would be three monthly payments of $10,833, for an estimated total of $32,500.

Potential Payments to Mr. Jones

Although Mr. Jones was not employed by the Company on December 31, 2006, the payments and benefits to which he would be entitled upon certain termination events are described below.

If termination occurs by Mr. Jones for Good Reason or by us without Cause, and other than for incapacity or death, either within or outside of the Protective Period, Mr. Jones’ employment agreement provides for the following payments and benefits:

•	Base salary through the date of termination.

•

Bonus for the year of termination to be determined in good faith by our board of directors in accordance with the performance criteria established for bonuses, to be no less than 50% of base salary, and prorated for the number of days in the year in which Mr. Jones was employed. This payment will be paid in a lump sum within 30 days of the date of termination.

•

Two times the sum of Mr. Jones’ base salary and his average annual bonus, payable in a lump sum within 30 days of the date of termination. Mr. Jones’ “average annual bonus” is defined in his employment agreement as the greater of (1) a bonus of at least 50% of Mr. Jones’ base salary for the year of the date of termination, or (2) if applicable, the average annual bonus paid during any of the three full fiscal years (or if less than three full fiscal years were worked such lesser number of full fiscal years) preceding the date of termination.

•	In addition, if the termination is due to any of the reasons set forth above, or due to Mr. Jones’ incapacity, we will take one of the following actions:

•	provide that all restricted stock will become 100% vested; or

•	offer to repurchase all of our common stock purchased by Mr. Jones, if any, pursuant to Mr. Jones’ initial option grant at a price equal to the per share exercise price of the initial options.

•

Mr. Jones and his family will receive continued medical benefits for the two years beginning on the date of termination, provided that Mr. Jones does not receive comparable benefits at another company upon his becoming re-employed. If Mr. Jones is ineligible under the terms of our benefit plans, we will provide him with an amount equal to the cost of such benefits, as well as provide any gross-up payment necessary to allow Mr. Jones to receive the net amount of such benefits.

•

We will provide Mr. Jones with a lump sum payment in lieu of outplacement services equal to 15% of his base salary at the date of termination, as well as an amount in lieu of an automobile allowance for a period of two years, within 30 days of the termination date. We will also provide any gross-up payment necessary to allow Mr. Jones to receive the net amount of this benefit.

•	Mr. Jones or his estate shall be allowed to exercise his respective grants of vested stock options for one year following the date of termination.

If termination occurs by Mr. Jones for Good Reason or by us without Cause, and other than for incapacity or death, within the protective period, Mr. Jones’ employment agreement provides for the following additional payments and benefits:

•	All restricted stock and options not yet vested as of the date of termination will become 100% vested.

•

Mr. Jones will become fully vested in any accrued benefits under all qualified pension, nonqualified pension, profit sharing, 401(k), deferred compensation and supplemental plans maintained by us for Mr. Jones’ benefit, except to the extent that the acceleration of vesting would violate any applicable law or require us to accelerate the vesting of the accrued benefits of all participants in such plan or plans, in which case we shall pay Mr. Jones a lump sum payment, within 30 days following the date of the termination, in an amount equal to the present value of such unvested accrued benefits. In addition, if such lump sum is paid, Mr. Jones will be entitled to a tax gross-up.

•

Mr. Jones will receive two times the amount we would be required to contribute on his behalf under all qualified pension, nonqualified pension, profit sharing, 401(k), deferred compensation and supplemental plans based on Mr. Jones salary and the maximum contribution percentages in effect at the time of Mr. Jones’ termination. This amount will be paid in a lump sum within 30 days following such date of termination.

Mr. Jones will be eligible to receive a tax gross-up payment from us if any payment or benefit received in connection with a Change in Control or a termination of Mr. Jones’ employment is subject to an excise tax imposed by section 4999 of the Code.

In addition, Mr. Jones’ agreement contains non-competition, non-solicitation, non-disparagement and confidentiality provisions, continuing for a period of up to two years following his termination of employment. A violation by Mr. Jones of such restrictive covenants during the term of Mr. Jones’ employment could result in a for Cause termination and a violation of the non-competition, non-solicitation or confidentiality provisions within the two year period following termination will result in the cessation of any post-termination benefits or payments being paid to Mr. Jones at the time of such violation.

Mr. Jones’ employment agreement contains the following definitions:

“Cause” shall mean Mr. Jones’:

•	conviction of a felony involving moral turpitude, dishonesty or a breach of trust as regards us or any of our affiliates;

•

commission of any act of theft, fraud, embezzlement or misappropriation against us or any of our affiliates that is materially injurious to any such entity regardless of whether a criminal conviction is obtained;

•

willful and continued failure to devote substantially all of his business time to our business affairs (excluding failures due to illness, incapacity, vacations, incidental civic activities, and incidental personal time);

•	unauthorized disclosure of confidential information of our company or any of our affiliates that is materially injurious to any such entity; or

•	knowing or willful material violation of federal or state securities laws, as determined in good faith by our board of directors.

“Change in Control” shall mean any transaction or event pursuant to which we, together with our affiliates, cease to collectively own, directly or indirectly, 50% or more of the combined voting power of our outstanding securities if but only if, one of the following occurs after such transaction or event:

•

any person or group of persons is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, but excluding beneficial ownership arising solely as a result of a person being a party to a stockholder agreement or similar arrangement that is entered into prior to an underwritten initial public offering of our common stock), directly or indirectly, of securities in our company representing 20% or more of the combined voting power of our outstanding securities;

•	a change in the majority of the membership of our board of directors occurs without approval by two-thirds of the directors who are continuing directors;

•

we merge, consolidate or combine with another corporation or entity, whose securities are not publicly traded at the time of such merger, consolidation or combination, including without limitation, a reverse or forward triangular merger, and our stockholders immediately prior to such transaction own less than 55% of the outstanding voting securities of the surviving or resulting corporation or entity immediately after the transaction; or

•	there is a disposition, transfer, sale or exchange of all or substantially all of our assets, or stockholder approval of a plan of liquidation or dissolution of our company.

“Good Reason” shall mean any of the following events without the consent of Mr. Jones:

•	a material diminution in Mr. Jones’ base compensation;

•	a material diminution in Mr. Jones’ authority, duties, or responsibilities;

•

a material diminution in the authority, duties, or responsibilities of the supervisor to whom Mr. Jones is required to report, including a requirement that he report to a corporate officer or employee instead of reporting directly to our board of directors; or

•	a material change in the geographic location at which Mr. Jones must perform services.

An event encompassing Mr. Jones’ incapacity would require Mr. Jones being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months as determined by a doctor jointly selected by Mr. Jones and our board of directors.

The Protection Period shall mean the six months prior to and the two years following a Change in Control event.

Although Mr. Jones was not employed by us on December 31, 2006, the table below quantifies the severance amounts payable and the value of benefits available to Mr. Jones assuming a termination of employment with us for the reasons set forth in the columns below as of that date. All of the amounts set forth below assume that the applicable triggering event occurred on October 1, 2006. Benefits reflected below are only estimates; the actual benefit payable would have been determined upon termination.

	Death or Incapacity		Termination without Cause or for Good Reason within or outside the Protected Period		Termination without Cause or for Good Reason within of the Protective Period
	($)		($)		($)
Prorated Bonus	—		237,500	(1)	237,500	(1)
Twice bonus and termination salary	—		1,425,000	(2)	1,425,000	(2)
Benefit Continuation	—		9,912	(3)	9,912	(3)
Stock Awards	999,999	(4)	999,999	(4)	2,499,999	(5)
Outplacement Services	—		89,250	(6)	89,250	(6)
Other Benefits and Payments	—		—		23,624	(7)
Gross-Up Payments	—		151,190	(8)	1,087,529	(9)
Total	999,999		2,812,851		5,372,814

(1)	Using a minimum bonus amount of 50% of Mr. Jones’ base salary, $237,500. Although Mr. Jones was not employed by us in 2006, for this calculation we assumed employment for the entire year.
(2)	This amount is reached by adding Mr. Jones base salary, $475,000 to his minimum annual bonus of $237,500, and multiplying this number by two.
(3)	Represents continuation of the following benefits: $334 for medical, $22 for dental, $10 for vision, $10 for basic life, and $37 for long-term disability, per month, for a period of two years.
(4)	We have the discretion to determine one of two alternatives for the stock that Mr. Jones’ may hold at his termination. We can either vest any restricted stock units that he may hold, or we can repurchase any stock held by Mr. Jones obtained pursuant to the exercise of his initial $1,000,000 stock option. For purposes of this disclosure, we have assumed the exercise of such option by Mr. Jones and its repurchase by us. The value represents the repurchase of 3,333 shares of our common stock at a value, as of October 1, 2007, of $300 per share.
(5)

All restricted stock and options not yet vested as of the date of Mr. Jones’ termination will become 100% vested, and we have the option of repurchasing any stock that Mr. Jones obtained pursuant to the exercise of his initial $1,000,000 stock option. For purposes of this disclosure, we have assumed the exercise of such option by Mr. Jones and its repurchase by us. The value represents the repurchase of 3,333 shares of our common stock, the accelerated vesting of 5,000 shares of restricted common stock, each at a value, as of October 1, 2007, of $300 per share. Although Mr. Jones will also vest in his $1,800,000 stock option, utilizing the value of our common stock on October 1, 2007, the exercise price under the option equals the per share value of our common stock.
(6)	We will provide Mr. Jones with 15% of his annual base salary, which is $71,250, and his potential automobile allowance is $18,000, which is $750 per month, for 24 months.
(7)	The maximum match under our 401(k) plan in 2006 (prior to any reduction necessary to satisfy non-discrimination testing applicable to our 401(k) plan) would have been $8,800. The maximum discretionary profit sharing contribution available under our 401(k) plan in 2006 would be $3,012. The amount of $3,012 represents $2,200 (which is 1.0% of the $220,000 maximum allowable compensation that may be considered under the 401(k) plan in 2006) paid five years early due to the acceleration of the otherwise applicable vesting schedule of 20% per year (at discount rates of 4.97% for the first three years, and 4.73% for the final two years), which amount ($1,914) has been grossed up to reflect a tax rate of 36.45% for a total tax gross up payment of $1,098. Mr. Jones would be entitled to a payment equal to two times the sum of $8,800 and $3,012.
(8)	Includes tax gross up payments with respect to outplacement payments of $40,866, and automobile allowance gross up of $10,324 assuming a tax rate of 36.45%.
(9)	The calculation of the Section 4999 gross up amounts described is based upon an excise tax rate under Section 4999 of 20%, a 35% federal income tax rate and a 1.45% Medicare tax rate. For purposes of the gross up calculations, we have assumed that (1) no amounts will be discounted as attributable to reasonable compensation, (2) all cash severance payments are contingent upon a change in control and (3) we could rebut the presumption required under applicable regulations that the equity awards granted were contingent on a change in control.

2007 Long-Term Incentive Plan

We have adopted our 2005 Stock Incentive Plan pursuant to which we have previously awarded stock options and shares of restricted stock. Prior to the completion of this offering, we intend to amend and restate our 2005 Stock Incentive Plan in the form of the 2007 Long-Term Incentive Plan, or the “2007 Plan.” The purposes of the 2007 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees, consultants and directors and to promote the success of our business. The 2007 Plan provides for grants of (1) incentive stock options qualified as such under U.S. federal income tax laws, (2) stock options that do not qualify as incentive stock options, (3) restricted stock awards and (4) any combination of such awards.

The 2007 Plan is not subject to ERISA. The 2007 Plan, for a period of time following this offering, will qualify for an exception to the rules imposed by Section 162(m) of the Code. Therefore, awards will be exempt from the limitations on the deductibility of compensation that exceeds $1.0 million.

Shares Available. The maximum aggregate number of shares of common stock that may be issued with respect to any type of award will not exceed 40,000 shares, and in no event will the aggregate number of shares of common stock that may be issued under the 2007 Plan through incentive stock options exceed 40,000 shares. Additionally, the total cash compensation that may be paid pursuant to the 2007 Plan will not exceed $12.0 million. If common stock subject to any award is not issued or transferred, or ceases to be issuable or transferable for any reason, those shares of common stock will again be available for delivery under the 2007 Plan to the extent allowable by law.

Eligibility. Any individual who provides services to us, including non-employee directors and consultants, and is designated by the compensation committee to receive an award under the 2007 Plan will be a “participant.” A participant will be eligible to receive an award pursuant to the terms of the 2007 Plan and subject to any limitations imposed by appropriate action of the compensation committee.

Administration. In connection with the adoption of the 2007 Plan, our board of directors expects to appoint the compensation committee to administer the 2007 Plan pursuant to its terms, except in the event our board of directors chooses to take action under the 2007 Plan. The compensation committee will, unless otherwise determined by our board of directors, be comprised of two or more individuals each of whom constitutes an “outside director” as defined in Section 162(m) of the Code and “nonemployee director” as defined in Rule 16b-3 under the Exchange Act. Unless otherwise limited, the compensation committee has broad discretion to administer the 2007 Plan, including the power to determine to whom and when awards will be granted, to determine the amount of such awards (measured in cash, shares of common stock or as otherwise designated), to proscribe and interpret the terms and provisions of each award agreement, to accelerate the exercise terms of an option (provided that such acceleration does not cause an award intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code to fail to so qualify), to delegate duties under the 2007 Plan and to execute all other responsibilities permitted or required under the 2007 Plan.

Terms of Options. The compensation committee may grant options to eligible persons including (1) incentive stock options (only to our employees) that comply with Section 422 of the Code and (2) nonstatutory stock options. The exercise price for an incentive stock option or a nonstatutory stock option must not be less than the fair market value per share of common stock as of the date of grant. Options may be exercised as the compensation committee determines, but not later than 10 years from the date of grant. Any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Code must have an exercise price of at least 110% of the fair market value of the underlying shares at the time the option is granted and may not be exercised later than five years from the date of grant.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, restrictions on transferability, and any other restrictions imposed by the compensation committee in its discretion. Except as otherwise provided under the terms of the 2007 Plan or an award agreement, the holder of a restricted stock award may have rights as a stockholder, including the right to vote or to receive dividends (subject to any mandatory reinvestment or other requirements imposed by the compensation committee). A restricted stock award that is subject to forfeiture restrictions may be forfeited and reacquired by us upon termination of employment or services. Common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Performance Awards. The compensation committee may designate that certain awards granted under the 2007 Plan constitute “performance” awards. A performance award is any award the grant, exercise or settlement of which is subject to one or more performance standards. These standards may include business criteria for us on a consolidated basis, such as total stockholders’ return and earnings per share, or for specific subsidiaries or business or geographical units.

Web Access

We will provide access through our website at www.forumoilfield.com to current information relating to governance, including a copy of each board committee charter, our code of conduct, our corporate governance guidelines and other matters impacting our governance principles. You may also contact our Chief Financial Officer for paper copies of these documents free of charge.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Indemnification Agreements

Our directors have entered into customary indemnification agreements with us, pursuant to which we have agreed to indemnify our directors to the fullest extent permitted by law.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since our inception, we have entered into the following transactions and contractual arrangements with our officers, directors and principal stockholders. Although we have not historically had formal policies and procedures regarding the review and approval of related persons transactions, all transactions outside of the ordinary course of business between us and any of our officers, directors and principal stockholders were approved by our board of directors. Prior to the completion of this offering, our board of directors intends to adopt a written policy that will require our audit committee to review on an annual basis all transactions with related persons, or in which a related person has a direct or indirect interest, and to determine whether to ratify or approve the transaction after consideration of the related person’s interest in the transaction and other material facts. We believe that the terms of these arrangements and agreements are at least as favorable as they would have been had we contracted with an unrelated third person.

Management Fee Payable to SCF Partners

SCF-V, L.P. charges management advisory fees for management services provided to our company. Included in our financial statements are stockholder management fees of approximately $0.4 million for the period from our inception on May 10, 2005 to December 31, 2005, $0.6 million for the year ended December 31, 2006 and $0.1 million for the six months ended June 30, 2007. Upon the completion of this offering, we will no longer be obligated to pay these management advisory fees to SCF-V, L.P.

Transactions with our Directors and Executive Officers

Prior to our acquisitions of Access Oil Tools, Advance Manufacturing Technology and Acadiana Oilfield Instruments, each of these companies leased various items such as land and buildings from their respective former owners. These former owners are now employees or stockholders of our company, or both. Rent expense paid to these individuals for the six months ended June 30, 2007, the year ended December 31, 2006 and the period from our inception on May 10, 2005 to December 31, 2005, was $176,772, $372,450 and $118,607, respectively. During 2006, we purchased land and a building from Joe S. Ramey, President-Drilling Products and former owner of Access Oil Tools, for approximately $855,700.

Transactions with Halliburton Company

In the ordinary course of business, we sell products to Halliburton Company and its affiliates. One of our directors, Mr. Gaut, is the Executive Vice President and Chief Financial Officer of Halliburton. Mr. Gaut became a director of Forum in December 2006. During the six months ended June 30, 2007, we recorded approximately $0.5 million of aggregate sales to Halliburton.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of October 15, 2007 by:

•	each person who is known by us to own beneficially 5% or more of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group (ten persons); and

•	SCF-V, L.P., the selling stockholder.

Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Unless otherwise indicated, the address of each stockholder listed below is One BriarLake Plaza, Suite 1175, 2000 West Sam Houston Parkway South, Houston, Texas 77042.

	Shares Beneficially Owned Prior to this Offering		Number of Shares Offered	Shares Beneficially Owned After Offering (Assuming No Exercise of Over- Allotment Option)			Shares Beneficially Owned After Offering (Assuming Exercise of Over- Allotment Option in Full)
	Number	Percent		Number	Percent		Number	Percent
SCF-V, L.P.(1) .	465,226	67.4%				%			%
Charles E. Jones(2)(3)	8,333	*			*			*
James W. Harris(2)(3)	5,448	*			*			*
E. Gregory Hottle(2)(3)	5,818	*			*			*
D. Lyle Williams, Jr.(2)(3)	1,250	*			*			*
Timur Kuru(2)(3)	1,518	*			*			*
James R. Burke(2)	33,754	3.9%				%			%
David C. Baldwin(4)	—	*			*			*
Jonathan B. Fairbanks(2)	5,796	*			*			*
C. Christopher Gaut(2)	825	*			*			*
Robert M. Snell(3)		*			*			*
Executive officers and directors as a group (10 persons)(2)		%				%			%

* Less	than 1 percent.
(1)	The address of SCF-V, L.P. is 600 Travis Suite 6600, Houston, Texas 77002. L.E. Simmons is the natural person who has voting and investment control over the securities owned by SCF-V, L.P. Mr. Simmons serves as chairman of the Board and President of L.E. Simmons and Associates, Incorporated, the ultimate general partner of SCF-V, L.P. David C. Baldwin serves as a Managing Director of L.E. Simmons and Associates, Incorporated and has served as a director of our company since May 2005.
(2)	The number of shares beneficially owned includes the following shares that are subject to options that are currently exercisable or will become exercisable within 60 days of this prospectus:

Name of beneficial owner	Shares subject to options
Charles E. Jones	3,333
James W. Harris	780
E. Gregory Hottle	524
Timur Kuru.	50
James R. Burke	317
Jonathan B. Fairbanks	206
C. Christopher Gaut	125

Total	5,335

(3)	The number of shares beneficially owned includes the following restricted shares:

Name of beneficial owner
Charles E. Jones	5,000
James W. Harris	2,000
E. Gregory Hottle	1,897
D. Lyle Williams, Jr.	1,000
Timur Kuru	80
Robert M. Snell

Total

(4)	Mr. Baldwin serves as a Managing Director of L.E. Simmons and Associates, Incorporated, the ultimate general partner of SCF-V, L.P. As such, Mr. Baldwin may be deemed to have voting and dispositive power over the shares beneficially owned by SCF-V, L.P. Mr. Baldwin disclaims beneficial ownership of the shares owned by SCF-V, L.P.

DESCRIPTION OF OUR CAPITAL STOCK

Immediately prior to the closing of this offering, our authorized capital stock consists of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. As of June 30, 2007, we had              shares of common stock outstanding, including              shares of restricted stock. The shares of restricted stock have voting rights, rights to receive dividends and are subject to certain forfeiture restrictions.

Common Stock

As of June 30, 2007, there were approximately 61 holders of our common stock. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Because holders of our common stock do not have cumulative voting rights, the holders of a majority of the shares of our common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock. Subject to the rights and preferences of any preferred stock that we may issue in the future, the holders of our common stock are entitled to receive:

•	dividends as may be declared by our board of directors; and

•	all of our assets available for distribution to holders of our common stock in liquidation, pro rata, based on the number of shares held.

There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Subject to the provisions of our certificate of incorporation and legal limitations, our board of directors has the authority, without further vote or action by our stockholders:

•	to issue up to shares of preferred stock in one or more series; and

•

to fix the rights, preferences, privileges and restrictions of our preferred stock, including provisions related to dividends, conversion, voting, redemption, liquidation and the number of shares constituting the series or the designation of that series, which may be superior to those of our common stock.

There were no shares of preferred stock outstanding as of June 30, 2007, and we have no present plans to issue any preferred stock.

The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of our common stock. In addition, the preferred stock may enable our board of directors to make more difficult or to discourage attempts to obtain control of our company through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in our management.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain several provisions that could delay or make more difficult the acquisition of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

Written Consent of Stockholders

Our certificate of incorporation provides that, on and after the date when SCF ceases to own a majority of the shares of our outstanding securities entitled to vote in the election of directors, any action by our stockholders must be taken at an annual or special meeting of stockholders, and stockholders cannot act by written consent. Until that date, any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by the written consent of stockholders owning the minimum number of shares required to approve the action.

Special Meetings of Stockholders

Subject to the rights of the holders of any series of preferred stock, our bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by the resolution of our board of directors approved by a majority of the total number of authorized directors. No business other than that stated in our notice may be transacted at any special meeting.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

Our bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of our stockholders. For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have delivered a written notice to the secretary of our company at our principal executive offices not earlier than the close of business on the 120th calendar day prior to the first anniversary of the date of the preceding year’s annual meeting nor later than the close of business on the 90th calendar day prior to the first anniversary of the date of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 70 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting nor later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement, if any, of the date of such meeting is first made by us.

Nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting (1) by or at the direction of our board of directors, or (2) by any stockholder of our company who is a stockholder of record at the time of the giving of notice of the meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in our bylaws. In the event we call a special meeting of stockholders for the purpose of electing one or more directors to our board of directors, any stockholder may nominate a person or persons (as the case may be) for election to such position(s) if the stockholder provides written notice to the secretary of our company at our principal executive offices not earlier than the close of business on the 120th calendar day prior to such special meeting, nor later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement, if any, is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

Classified Board of Directors

Our certificate of incorporation divides our directors into three classes serving staggered three-year terms. As a result, stockholders will elect approximately one-third of the board of directors each year. This provision, when coupled with the provision of our restated certificate of incorporation authorizing only the board of directors to fill vacant or newly created directorships or increase the size of the board of directors and the provision providing that directors may only be removed for cause, may deter a stockholder from gaining control of our board of directors by removing incumbent directors or increasing the number of directorships and simultaneously filling the vacancies or newly created directorships with its own nominees.

Renouncement of Business Opportunities

SCF has investments in other oilfield service companies that may compete with us, and SCF and its affiliates, other than us, may invest in other such companies in the future. We refer to SCF, its other affiliates and its portfolio companies as the SCF group. Our certificate of incorporation provides that, so long as we have a director or officer that is affiliated with SCF, which we refer to as an “SCF Nominee”, we renounce any interest or expectancy in any business opportunity in which any member of the SCF group participates or desires or seeks to participate in and that involves any aspect of the energy equipment or services business or industry, other than:

•

any business opportunity that is brought to the attention of an SCF Nominee solely in such person’s capacity as a director or officer of our company and with respect to which no other member of the SCF group independently receives notice or otherwise identifies such opportunity; or

•	any business opportunity that is identified by the SCF group solely through the disclosure of information by or on behalf of us.

Thus, for example, members of the SCF group may pursue opportunities in the oilfield services industry for their own account or present such opportunities to SCF’s other portfolio companies. Our certificate of incorporation provides that the SCF group has no obligation to offer such opportunities to us, even if the failure to provide such opportunity would have a competitive impact on us. We are not prohibited from pursuing any business opportunity with respect to which we have renounced any interest.

Amendment of the Bylaws

Our board of directors may amend or repeal the bylaws and adopt new bylaws by the affirmative vote of a majority of the total number of authorized directors. The holders of common stock may amend or repeal the bylaws and adopt new bylaws by a majority vote at any annual meeting or special meeting for which notice of the proposed amendment, repeal or adoption was contained in the notice for such special meeting.

Limitation of Liability of Directors

Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

•	for any breach of the duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for unlawful payment of a dividend or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Delaware Takeover Statute

Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Delaware’s anti-takeover law in order to give our significant stockholders, including SCF, greater flexibility in transferring their shares of our common stock. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the approval of our stockholders, we may amend our certificate of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. By opting out of the Delaware anti-takeover law, a transferee of SCF could pursue a takeover transaction that was not approved by our board of directors.

Stockholders Agreement

We are party to a Stockholders Agreement with our existing stockholders.

Demand Registration Rights

Under the Stockholders Agreement, from and after 180 days following the completion of this offering, SCF has the right to demand on five occasions that we register all or any portion of their registrable securities so long as the registrable securities proposed to be sold on an individual registration statement have an aggregate gross offering price of at least $10 million net of underwriting discounts and commissions (or at least $1 million if we are eligible to use Form S-3 (or a successor form)), unless we otherwise agree to a lesser amount. Holders of registrable securities may not require us to effect more than one of these demand registration rights in any six-month period.

Piggyback Registration Rights

If we propose to file a registration statement under the Securities Act relating to an offering of our common stock, subject to certain exceptions, upon the written request of holders of registrable securities, we will use our commercially reasonable efforts to include in such registration, and any related underwriting, all of the registrable securities included in such requests, subject to customary cutback provisions.

Registration Procedures and Expenses

The Stockholders Agreement contains customary procedures relating to underwritten offerings and the filing of registration statements. We have agreed to pay all registration expenses incurred in connection with any registration, including all registration, qualification and filings fees, printing expenses, accounting fees, escrow fees, legal fees of our company, reasonable fees of one counsel to the holders of registrable securities, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration. All underwriting discounts and selling commissions and stock transfer taxes applicable to securities registered by holders and fees of counsel to any such holder (other than as described above) will be payable by holders of registrable securities.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is                     .

Listing

We intend to apply for listing of our common stock on the NYSE under the symbol “FOT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock.

After this offering,              shares of our common stock will be outstanding. Of these shares, the shares sold in this offering, including any shares sold pursuant to the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by one of our “affiliates” as defined in Rule 144 under the Securities Act. All of our other outstanding shares of common stock will be “restricted securities” within the meaning of Rule 144 under the Securities Act or subject to lock-up arrangements.

The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold under an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. After this offering, the holders of shares of our common stock prior to this offering will have rights, subject to some limited conditions, to demand that we include their shares in registration statements that we file on their behalf, on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. For a description of the registration rights held by our stockholders, please see “Description of Our Capital Stock—Stockholders Agreement.”

Our officers and directors and the selling stockholder will enter into lock-up agreements described in “Underwriting.”

As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them, or are perceived by the market as intending to sell them.

As soon as practicable after this offering, we intend to file one or more registration statements with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our long-term incentive plan. Subject to the exercise of unexercised options or the expiration or waiver of vesting conditions for restricted stock and the expiration of lock-ups that we and our stockholders have entered into, shares registered under these registration statements on Form S-8 will be available for resale immediately in the public market without restriction.

Rule 144

In general, beginning 90 days after the date of this prospectus, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the NYSE during the four calendar weeks immediately preceding the date on which the notice of the sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to other provisions relating to notice and manner of sale and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased or received shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 is eligible to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with most of its restrictions, including the holding period, contained in Rule 144.

PRINCIPAL U.S. FEDERAL TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996 that has elected to continue to be treated as a “United States person” (as defined for U.S. federal income tax purposes).

In the case of shares of our common stock held by a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes), the tax treatment of a partner generally will depend upon the status of the partner as a Non-U.S. Holder and the activities of the partnership. An individual may be treated as a resident of the United States for federal income tax purposes with respect to a calendar year if the individual is present in the United States on at least 31 days in that calendar year and at least 183 days during that calendar year and the two preceding calendar years (counting, for this purpose, each day present in the first preceding year as  1/3 of a day and each day present in the second preceding year as 1/6 of a day). Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and conclusions reached in this discussion, and there can be no assurance that the Internal Revenue Service will agree with these statements and conclusions.

This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, regulated investment companies, real estate investment trusts, and certain former citizens or former long-term residents of the United States. This discussion does not address special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and assumes that a Non-U.S. Holder holds our common stock as a capital asset.

This discussion does not constitute legal advice to any prospective purchaser of our common stock. Each Non-U.S Holder is urged to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

In general, dividends paid to a Non-U.S. Holder of our common stock that are not effectively connected with the conduct of a trade or business in the United States will be subject to U.S. withholding tax at a rate of 30% of the gross amount, or a lower rate prescribed by an applicable income tax treaty. In order to claim a reduced rate of withholding tax under an applicable income tax treaty, a Non-U.S. Holder must certify its eligibility by filing Internal Revenue Service Form W-8BEN (or valid substitute or successor form). In the case of common stock held by a foreign partnership, the certification generally is applied to the partners of the partnership, unless the partnership agrees to become a “withholding foreign partnership” and to provide eligibility information to the Internal Revenue Service.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, that are attributable to the Non-U.S. Holder’s permanent establishment in the United States) are taxed on a net income basis at the regular graduated rates generally in the manner applicable to U.S. persons. Such dividends are not subject to U.S. withholding tax if the Non-U.S. Holder files Internal Revenue Service Form W-8ECI (or valid substitute or successor form). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its earnings and profits effectively connected with its U.S. trade or business.

A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, redemption, retirement or other disposition of shares of our common stock unless:

•

the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (and, if an income tax treaty applies, is attributable to the Non-U.S. Holder’s permanent establishment in the United States); in these cases, the Non-U.S. Holder will be subject to tax on the net gain derived from the disposition in the same manner as if the Non-U.S. Holder were a U.S. person as defined in the Internal Revenue Code, and if the Non-U.S. Holder is a foreign corporation, it may be subject to the additional branch profits tax at a 30% rate or a lower rate specified by an applicable treaty;

•

if the Non-U.S. Holder is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of disposition or has a “tax home” in the United States for U.S. federal income tax purposes and meets certain other requirements; in these cases, the individual Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States;

•	the Non-U.S. Holder is subject to tax under the provisions of the Internal Revenue Code regarding the taxation of certain former citizens or former long-term residents of the United States; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the Non-U.S. Holder’s holding period of our common stock and the five-year period ending on the date of disposition.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the fair market value of its worldwide real property and its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation. If we become a U.S. real property holding corporation, a Non-U.S. Holder may, in certain circumstances, be subject to U.S. federal income tax on the disposition of our common stock.

Certain U.S. Federal Estate Tax Consequences

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Dividends paid to you may be subject to information reporting and U.S. backup withholding tax (at a rate of 28%). If you are a Non-U.S. Holder you will be exempt from backup withholding if you provide a Form W-8BEN certifying that you are a Non-U.S. Holder or you otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder, or you otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and U.S. backup withholding tax. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, information reporting and backup withholding generally will not apply to that payment. However, information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from a specified period is effectively connected with the conduct of a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year either (i) one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or (ii) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the seller is not a Non-U.S. Holder.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding tax and information reporting unless you provide a Form W-8BEN certifying that you are a Non-U.S. Holder, or you otherwise establish an exemption.

Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                      , 2008, we and the selling stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives, the following respective number of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional outstanding shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

Underwriting Discounts and Commissions paid by selling stockholder	$	$	$	$

Expenses payable by the selling stockholder	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

Some of the underwriters and their affiliates have engaged in transactions with, and performed commercial and investment banking financial advisor or lending services for, us and our affiliates from time to time, for which they have received customary compensation and may do so in the future. An affiliate of Credit Suisse Securities (USA) LLC and an affiliate of J.P. Morgan Securities Inc. are lenders under our $200 million U.S. revolving credit facility and therefore will receive their proportionate share of the net proceeds from this offering that we use to repay our U.S. revolving credit facility.

We intend to use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to Credit Suisse, Cayman Islands Branch and J.P. Morgan Chase Bank, N.A., affiliates of two of the underwriters. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly,             is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than that recommended by             .

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus, except common stock and other stock-based awards issued or issuable pursuant to our long-term incentive plan and the filing of a registration statement on Form S-8 relating to common stock issued or issuable pursuant to our long-term incentive plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. waive, in writing, such an extension.

Our officers and directors, the selling stockholder and certain other persons have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. waive, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to     % of the total shares of our common stock offered hereby (excluding any shares to be sold pursuant to the over-allotment option) for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on the New York Stock Exchange under the symbol “FOT.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

•	the information included in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and prospects for our business and our past and present operations;

•	the history of and prospects for the industry in which we compete;

•	our past and present earnings and current financial position;

•	an assessment of our management;

•	the market of securities of companies in businesses similar to ours; and

•	the general condition of the securities markets.

The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active trading market may not develop and continue after this offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas and certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The financial statements described below and included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

•

Consolidated financial statements and financial statement schedule of Forum Oilfield Technologies, Inc. (Successor) as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and for the period from Inception (May 10, 2005) to December 31, 2005.

•

Financial statements of Access Oil Tools, Inc. (Predecessor) as of May 31, 2005 and December 31, 2004 and for the five months ended May 31, 2005 and for the year ended December 31, 2004, such report of PricewaterhouseCoopers LLP containing an explanatory paragraph as to the acquisition of Access Oil Tools, Inc. by Forum Oilfield Technologies, Inc. as described in notes 1 and 8 to the financial statements.

•

Financial statements of Advance Manufacturing Technology, Inc. as of October 31, 2005 and for the ten months ended October 31, 2005, such report of PricewaterhouseCoopers LLP containing an explanatory paragraph as to the acquisition of Advance Manufacturing Technology, Inc. by Forum Oilfield Technologies, Inc. as described in note 1 to the financial statements.

•

Combined financial statements of Acadiana Oilfield Instruments, Inc. and Advanced Monitoring Systems, Inc. as of November 23, 2005 and for the 327 day period ended November 23, 2005, such report of PricewaterhouseCoopers LLP containing an explanatory paragraph as to the acquisition of Acadiana Oilfield Instruments, Inc. and Advanced Monitoring Systems, Inc. by Forum Oilfield Technologies, Inc. as described in note 1 to the combined financial statements.

The consolidated financial statements of RB (GB) Limited as of August 31, 2005 and August 31, 2006 and for the two years ended August 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Pipe Wranglers Limited Partnership as of June 29, 2006 and for the six month period ended June 29, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of Baker Supply Products Division (Baker SPD) as of December 31, 2004 and 2005 and February 28, 2006 and for the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006 included in this prospectus have been audited by Pannell Kerr Forster of Texas, P.C., independent auditors, as indicated in their reports with respect thereto. Such financial statements have been so included in reliance on the reports of such independent auditors given on the authority of such firms as experts in auditing and accounting.

The consolidated financial statements of Oilfield Bearing Industries, Inc. (a Texas corporation) and Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

The audited financials statements of TriPoint Energy Services, Inc. as of and for the year ended December 31, 2006 included in this prospectus and registration statement have been audited by UHY LLP, independent certified public accountants, as indicated in their report with respect thereto. Such financial statements have been so included in reliance on the report of such independent accountants given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the common stock offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common stock offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at prescribed rates, or accessed at the SEC’s website on the Internet at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our future public filings can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Following the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.forumoilfield.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Forum Oilfield Technologies, Inc., Attention: Chief Financial Officer, One BriarLake Plaza, Suite 1175, 2000 West Sam Houston Parkway South, Houston, Texas 77042.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required on a Quarterly Report on Form 10-Q, for the first three fiscal quarters of each fiscal year.

Registrant:
Audited Consolidated Financial Statements—Forum Oilfield Technologies, Inc. (Successor)
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets as of December 31, 2005 and 2006, and June 30, 2007 (unaudited)	F-5
Consolidated Statements of Income for the Period from Inception (May 10, 2005) to December 31, 2005, the Year Ended December 31, 2006 and Six Months Ended June 30, 2006 and June 30, 2007 (unaudited)	F-6

Consolidated Statement of Changes in Stockholders’ Equity for the Period from Inception (May 10, 2005) to December 31, 2005, the Year Ended December 31, 2006 and Six Months Ended June 30, 2007 (unaudited)

F-7

Consolidated Statements of Cash Flows for the Period from Inception (May 10, 2005) to December 31, 2005, the Year Ended December 31, 2006 and Six Months Ended June 30, 2006 and June 30, 2007 (unaudited)

F-8
Notes to Consolidated Financial Statements	F-9
Schedule II-Valuation Qualifying Accounts	F-33

Audited Financial Statements—Access Oil Tools (Predecessor)
Report of Independent Registered Public Accounting Firm	F-34
Balance Sheets as of December 31, 2004 and May 31, 2005	F-35
Statements of Income for the Year Ended December 31, 2004 and the Five Month Period Ended May 31, 2005	F-36
Statements of Changes in Shareholders’ Equity for the Year Ended December 31, 2004 and the Five Month Period Ended May 31, 2005	F-37
Statements of Cash Flows for the Year Ended December 31, 2004 and the Five Month Period Ended May 31, 2005	F-38
Notes to Financial Statements	F-39

Acquired Entities:
Audited Financial Statements—Advance Manufacturing Technology, Inc. (Acquired Entity)
Report of Independent Auditors	F-49
Balance Sheet as of October 31, 2005	F-50
Statement of Income for the Ten Month Period Ended October 31, 2005	F-51
Statement of Changes in Shareholders’ Equity for the Ten Month Period Ended October 31, 2005	F-52
Statement of Cash Flows for the Ten Month Period Ended October 31, 2005	F-53
Notes to Financial Statements	F-54

Audited Combined Financial Statements—Acadiana Oilfield Instruments, Inc. and Advanced Manufacturing Systems, Inc. (Acquired Entity)
Report of Independent Auditors	F-59
Combined Balance Sheet as of November 23, 2005	F-60
Combined Statement of Income for the 327-day period ended November 23, 2005	F-61
Combined Statement of Changes in Stockholders’ Equity for the 327-day period ended November 23, 2005	F-62
Combined Statement of Cash Flows for the 327-day period ended November 23, 2005	F-63
Notes to Combined Financial Statements	F-64

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Forum Oilfield Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Forum Oilfield Technologies, Inc., and its subsidiaries, at December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006, and the period from Inception (May 10, 2005) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

May 3, 2007, except for Note 15, as to which the date is

September 14, 2007

FORUM OILFIELD TECHNOLOGIES, INC.

Consolidated balance sheets

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
	(In thousands except share data)
Assets
Current assets
Cash and cash equivalents	$2,132	$1,462	$1,229
Accounts receivable—trade, net of allowance for doubtful accounts of $58, $579 and $898, respectively	10,708	38,925	57,521
Inventories, net (Note 4)	9,659	36,146	71,371
Other receivables	191	290	1,351
Deferred income taxes (Note 7)	129	405	478
Prepaid expenses	551	327	1,603

Total current assets	23,370	77,555	133,553

Property and equipment, net (Note 5)	6,878	17,472	26,074
Intangible assets, net of accumulated amortization of $440, $1,473, and $2,668, respectively (Note 3)	4,484	14,474	25,946
Deferred loan costs	356	1,243	1,629
Goodwill (Note 3)	25,542	72,093	123,760
Other long-term assets	84	805	1,261

Total assets	$60,714	$183,642	$312,223

Liabilities and Stockholders' Equity
Current liabilities
Current portion of notes payable (Note 6)	$4,147	$88	$1,048
Accounts payable—trade	4,155	17,858	25,766
Accrued expenses	2,238	7,576	10,995
Accrued acquisition consideration	805	2,709	1,506
Deferred revenue	837	2,106	1,192

Total current liabilities	12,182	30,337	40,507

Notes payable and line of credits (Note 6)	28,331	80,188	123,060
Deferred income taxes (Note 7)	2,083	4,876	11,029

Other noncurrent liabilities	—	406	75

Commitments and contingencies (Note 10)

Stockholders' equity (Note 14)
Preferred stock, $0.01 par value, 10,000 shares authorized, no shares issued or outstanding	—	—	—
Common stock, $0.01 par value, 1,000,000 shares authorized, 164,250, 450,284 and 685,662 shares issued and outstanding	2	5	7
Common stock warrants	4,110	—	—
Additional paid-in capital	11,398	49,014	101,702
Other comprehensive income
Cumulative currency translation adjustment, net of tax of $0, $311 and $1,106	—	(577)	2,053
Hedging derivative instruments, net of tax of $0, $41 and $255	—	(77)	474
Retained earnings	2,608	19,470	33,316

Total stockholders’ equity	18,118	67,835	137,552

Total liabilities and stockholders’ equity	$60,714	$183,642	$312,223

The accompanying notes are an integral part of these consolidated financial statements.

FORUM OILFIELD TECHNOLOGIES, INC.

Consolidated statements of income

	Inception to December 31, 2005	December 31, 2006	Six Months Ended June 30,
			2006	2007
			(Unaudited)
	(In thousands except per share data)
Revenue	$21,823	$131,131	$52,416	$124,276
Cost of sales	13,138	77,110	30,181	79,289

Gross profit	8,685	54,021	22,235	44,987

Operating expense
Selling, general and administrative expenses	3,949	22,442	9,360	18,165

Operating income	4,736	31,579	12,875	26,822

Other (income) expense
Interest expense	679	4,871	1,942	3,843
Other (income) expense	—	(1)	(50)	560

Total other (income) expense	679	4,870	1,892	4,403

Income before income taxes	4,057	26,709	10,983	22,419
Income tax expense	1,449	9,847	3,999	8,573

Net income	$2,608	$16,862	$6,984	$13,846

Weighted average shares outstanding
Basic	131.8	356.1	290.1	515.3
Diluted	132.2	367.8	301.9	525.0
Earnings per share—basic	$19.79	$47.35	$24.08	$26.87
Earnings per share—diluted	$19.74	$45.84	$23.14	$26.37

The accompanying notes are an integral part of these consolidated financial statements.

FORUM OILFIELD TECHNOLOGIES, INC.

Consolidated statement of changes in stockholders’ equity

	Common Stock		Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
	(In thousands except share data)
Inception, May 10, 2005	—	$—	$—	$—	$—	$—	$—

Issuance of common stock for acquisitions	45,944	1	—	4,594	—	—	4,595
Issuance of common stock for cash	108,500	1	—	6,739	—	—	6,740
Issuance of warrants	—	—	4,110	—	—	—	4,110
Restricted stock awards (Note 14)	9,806	—	—	64	—	—	64
Stock option awards	—	—	—	1	—	—	1
Net income	—	—	—	—	2,608	—	2,608

Balances at December 31, 2005	164,250	2	4,110	11,398	2,608	—	18,118

Issuance of common stock for acquisitions	38,500	1	—	6,487	—	—	6,488
Issuance of common stock for cash	45,557	—	—	6,560	—	—	6,560
Restricted stock awards (Note 14)	1,977	—	—	277	—	—	277
Exercise of warrants (Note 14)	200,000	2	(4,110)	24,108	—	—	20,000
Stock option awards	—	—	—	184	—	—	184

Comprehensive income:
Net income	—	—	—	—	16,862	—	16,862
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(577)	(577)
Gain / (loss) on derivative instruments, net of tax	—	—	—	—	—	(77)	(77)

Comprehensive income:	—	—	—	—	—	—	16,208

Balances at December 31, 2006	450,284	5	—	49,014	19,470	(654)	67,835

Issuance of common stock for acquisitions (unaudited)	51,400	—	—	11,064	—	—	11,064
Issuance of common stock for cash (unaudited)	183,978	2	—	41,314	—	—	41,316
Stock option awards (unaudited)	—	—	—	310	—	—	310
Comprehensive income (unaudited):
Net income (unaudited)	—	—	—	—	13,846	—	13,846
Foreign currency translation adjustment, net of tax (unaudited)	—	—	—	—	—	2,630	2,630
Gain / (loss) on derivative instruments, net of tax (unaudited)	—	—	—	—	—	551	551

Comprehensive income (unaudited):	—	—	—	—	—	—	17,027

Balances at June 30, 2007 (unaudited)	685,662	$7	$—	$101,702	$33,316	$2,527	$137,552

The accompanying notes are an integral part of these consolidated financial statements.

FORUM OILFIELD TECHNOLOGIES, INC.

Consolidated statements of cash flows

	Inception to December 31, 2005	December 31, 2006	Six Months Ended June 30,
			2006	2007
			(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income	$2,608	$16,862	$6,984	$13,846
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	733	2,888	1,180	2,586
Amortization of deferred loan costs	12	157	58	156
Allowance for doubtful accounts	58	233	23	303
Deferred income taxes	57	934	518	110
Noncash compensation expense	65	461	196	310
Changes in assets and liabilities, net of businesses acquired
Accounts receivable	(2,720)	(9,246)	(2,700)	(4,633)
Inventories	(1,036)	(11,841)	(6,061)	(11,234)
Other receivables	(5)	(85)	199	(1,060)
Prepaid expenses	220	361	(602)	(1,258)
Accounts payable and accrued liabilities	450	5,427	3,866	1,244
Deferred revenue	742	408	35	(1,811)
Other assets	(76)	12	(41)	(407)

Net cash provided by (used in) operating activities	1,108	6,571	3,655	(1,848)

Cash flows from investing activities
Purchases of property and equipment	(818)	(7,685)	(3,805)	(3,813)
Cash paid for businesses acquired, net of cash received	(34,969)	(73,269)	(62,460)	(77,987)
Proceeds from sale of assets	—	111	112	294

Net cash used in investing activities	(35,787)	(80,843)	(66,153)	(81,506)

Cash flows from financing activities
Deferred financing costs	(368)	(1,044)	(347)	(532)
Issuance of long-term debt for acquisitions	25,000	49,629	39,691	52,421
Borrowings on line of credit	7,000	1,576	1,103	—
Borrowings on note payable	—	—	—	1,506
Repayments of debt	(5,671)	(3,119)	—	(11,588)
Proceeds from stock and warrant issuance	10,850	26,560	26,235	41,315

Net cash from financing activities	36,811	73,602	66,682	83,122

Net increase (decrease) in cash and cash equivalents	2,132	(670)	4,184	(232)

Cash and cash equivalents
Beginning of year	—	2,132	2,132	1,461

End of year	$2,132	$1,462	$6,316	$1,229

Noncash activities
Common stock issued for acquisitions	$4,594	$6,488	$2,900	$11,065
Additional acquisition consideration accrued	805	2,709	1,166	1,506
Capital expenditures in accounts payable	137	280
Prepaid insurance financed with notes payable	222	—
Equipment purchases financed with notes payable	32	—

Supplemental disclosure of cash flow information
Cash paid for interest	343	4,249	1,696	2,785
Cash paid for income taxes	2,038	9,733	338	9,133

The accompanying notes are an integral part of these consolidated financial statements.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements

1. Organization

Forum Oilfield Technologies, Inc. (“Forum,” or the “Company”) was incorporated in the State of Delaware on May 10, 2005. The Company, through its two operating segments, Drilling Products and Flow Control Products, is engaged in the manufacture and supply of pipe handling tools, drilling instrumentation systems and pressure control equipment and accessories. Sales are to customers within the United States of America and internationally, with a majority of those sales located in North America. The Company is owned by a private equity fund, certain current and former employees of the Company and former owners of the subsidiary companies.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Forum and its wholly owned subsidiaries from the date of each acquisition. All significant intercompany accounts and transactions are eliminated in consolidation. The interim consolidated financial statements contained within these financial statements are unaudited, but in the opinion of management, contain all appropriate adjustments, all of which are normally recurring adjustments unless otherwise disclosed. The interim financial statements, including selected notes, do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Actual results may differ from these estimates. The most significant estimates used in the Company’s financial statements include intangible asset fair values and lives, fixed asset fair values and lives, and the fair value of share-based payments.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable—Trade

Trade accounts receivable are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to amounts past due. Trade accounts receivable are periodically evaluated for collectibility based on past credit history with customers and their current financial condition, with an allowance for doubtful accounts provided based upon an estimation of the amount of probable credit losses in existing trade accounts receivable. The accounts receivable are charged against the allowance when they are determined to be uncollectible.

Inventories

Inventory consisting of finished goods and materials and supplies held for resale is carried at the lower of cost or market. Market is defined as net realizable value for finished goods and as replacement cost for manufacturing parts and materials. Cost, which includes the cost of raw materials and labor for finished goods, is determined on a first-in first-out basis. A reserve is recorded against inventory balances for either slow moving or obsolete inventory. This reserve is based on historical experience.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

Property and Equipment

Property and equipment are stated at cost. Expenditures for property and equipment and for items which substantially increase the useful lives of existing assets, are capitalized at cost and depreciated over their estimated useful life utilizing the straight-line method. Routine expenditures for repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of property and equipment disposed of are eliminated from the accounts, and any resulting gain or loss is recognized.

The Company reviews for the impairment of long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset are less than its carrying amount. The impairment loss recognized represents the excess of the assets carrying value as compared to its estimated fair value.

To the extent that asset retirement obligations are incurred, the Company records the fair value of an asset retirement obligation as a liability in the period in which the associated legal obligation is incurred. There are no asset retirement obligations recorded at December 31, 2005, December 31, 2006 or at June 30, 2007.

Intangible Assets

Identifiable intangible assets are amortized using the straight-line method over the useful lives of the assets ranging from two months to 17 years. These assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. No impairment to intangible assets was recorded at December 31, 2005, December 31, 2006 or June 30, 2007.

Goodwill

The excess of cost over the fair value of tangible and intangible assets acquired related to the purchase of various companies is shown as goodwill. Management annually, or upon the occurrence of a potential impairment-triggering event, reviews the carrying value of goodwill to determine whether an impairment may exist. Management’s goodwill impairment test involves a comparison of the fair value of each of the reporting units with the carrying value, including goodwill. No impairment to goodwill was recorded at December 31, 2005, December 31, 2006, or June 30, 2007.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of the Company’s assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. The Company records a valuation reserve in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized.

Revenue and Deferred Revenue

Revenue from product sales including shipping costs is recognized as title passes to the customer which is generally when items are shipped from the Company’s facilities. Revenue from services is recognized when the service is completed to the customer’s specifications. Prepayments are recorded as deferred revenue.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

Revenue for one of our product lines is primarily generated from engineering and manufacturing of custom products under long-term contracts that typically last longer than six months. Revenue from this product line is recognized on the percentage-of-completion method of accounting for revenues as provided by the American Institute for Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). Under SOP 81-1, revenue is recognized as work is performed primarily based on the estimated completion to date calculated by multiplying the total contract price by percentage of performance to date, based on total cost incurred to date to the total estimated cost estimated at completion. Application of the percentage-of-completion method of accounting requires the use of estimates of costs to be incurred for the performance of the contract. Whenever revisions of estimated contract costs and contract values indicate that the contract costs will exceed estimated revenues, thus creating a loss, a provision for the total estimated loss is recorded in that period.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables. See Note 13 for a discussion of major customers.

Stock-based Compensation

The Company has a stock-based compensation plan for its employees, directors, and consultants of the Company and its subsidiaries. The Company applies the fair value method of accounting for its stock based compensation plan prescribed under Statement of Financial Accounting Standard (“SFAS”) No. 123(R), Accounting for Stock-Based Compensation. Compensation expense is recorded for restricted stock over the applicable vesting period based on the fair value of the stock on the date of grant. Options are issued with an exercise price equal to the fair value of the stock on the date of grant. Compensation expense is recorded for the fair value of the stock options, and is recognized over the period of the underlying security’s vesting schedule. Consideration paid on the exercise of stock options is credited to share capital and additional paid-in capital.

The fair value of each stock option award on the applicable grant dates was estimated using the Black-Scholes pricing model with the following assumptions:

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
Weighted average fair value	$48.53	$54.14	$71.95
Assumptions
Expected life (in years)	5	3.7	3.7
Volatility	50.0%	36.9%	36.9%
Dividend yield	0.0	0.0	0.0
Risk free interest rate	4.3%	4.5 – 5.00%	4.5%

Expected Life

The expected term of stock options represents the period the stock options are expected to remain outstanding and is based on the simplified method which is the weighted average vesting term plus the original contractual term divided by two.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

Expected Volatility

Expected volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines volatility based on an analysis of comparable companies.

Dividend Yield

The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future. Therefore, a zero expected dividend yield was used in the valuation model.

Risk-Free Interest Rate

The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Forfeitures

SFAS No. 123(R) also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

Fair Value of Common Stock

The value of the Company’s stock at the time of each option grant used to establish the strike price, and the value applied in each acquisition transaction, was estimated by management, and approved by the Company’s Board, in accordance with an internal valuation model. This valuation model is based upon an average of comparable company transaction multiples for 3-year historical earnings before interest, taxes, depreciation and amortization (“EBITDA”), trailing twelve months EBITDA, projected forward twelve months EBITDA and tangible assets. The multiples determined are adjusted for the size of the associated company based on a regression analysis and then applied to the applicable measures for the Company. The value used is the average result of these measures which is further subject to judgmental factors such as prevailing market conditions, changes in the stock prices of other oilfield service companies and the overall outlook for the Company and its products in general.

Non-U.S. Local Currency Translation

The majority of the Company’s non-U.S. subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from financial statement translation of non-U.S. operations are included as a separate component of accumulated other comprehensive income (loss) within stockholders’ equity. Gains and losses from balances that are receivable or payable in currency other than functional currency are included in the consolidated statements of operations during the period incurred.

Financial Instruments

The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments. The carrying amount of long-term debt approximates fair value due to variable interest rates on the debt.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

Hedging and Use of Derivative Instruments

The Company utilizes interest rate derivative instruments to hedge the exposure to variable cash flows on its floating rate debt (i.e., cash flow hedges). These instruments are not used for trading or speculative purposes. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company records the fair value of these interest rate derivative instruments on the balance sheet as either derivative assets or derivative liabilities as applicable. Fair value was estimated using a discounted cash flow approach.

These derivative instruments qualify for hedge accounting as they reduce the interest rate risk of the underlying hedged item and were formally designated by us as cash flow hedges at inception. These derivative instruments result in financial impacts that are inversely correlated to those of the items being hedged. Since the terms of the hedged item and the instruments substantially coincide, the hedge is expected to offset changes in expected cash flows due to fluctuations in the variable rate and, therefore, we currently do not expect any ineffectiveness. Changes in the fair value of the instruments designated as cash flow hedges are deferred in accumulated other comprehensive income, net of tax, to the extent the contracts are effective as hedges, until settlement of the underlying hedged transaction. If the necessary correlation ceases to exist or if physical delivery of the hedged item becomes improbable, the Company would discontinue hedge accounting and apply mark-to-market accounting, with any changes in the fair values of the derivative instruments then recognized in earnings in accordance with SFAS No. 133. Amounts paid or received from interest rate derivative instruments are charged or credited to interest expense and matched with the cash flows and interest expense of the debt being hedged, resulting in an adjustment to the effective interest rate.

Earnings per Share

Basic earnings per share for all periods presented equals net income divided by the weighted average number of the Company’s common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period as adjusted for the dilutive effect of the Company’s stock option and restricted share plans, and warrants.

The diluted earnings per share calculation excludes 201,150 stock options and warrants for the period from Inception (May 10, 2005) to December 31, 2005, 10,205 stock options for the year ended December 31, 2006, 6,174 (unaudited) stock options for the six months ended June 30, 2006 and 1,700 (unaudited) stock options for the six months ended June 30, 2007, because the options’ and warrants’ exercise prices were greater than the average market price in the respective periods.

The following schedule reconciles basic and diluted weighted average number of shares outstanding for the period from Inception (May 10, 2005) to December 31, 2005, for the year ended December 31, 2006 and for the six months ended June 30, 2006 and June 30, 2007.

	December 31,		June 30,
	2005	2006	2006	2007
			(Unaudited)
Basic weighted average shares outstanding	131,792	356,120	290,086	515,252
Dilutive effect of:
Warrant	—	8,382	9,454	—
Stock option and restricted share plan	359	3,344	2,374	9,714

Diluted weighted average shares outstanding	132,151	367,846	301,914	524,966

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 was issued to clarify the accounting for uncertainty in income taxes recognized in an entity’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. There was no significant impact to the Company’s financial statements from the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its financial statements.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for financial statements issued for fiscal years beginning after December 15, 2006. There was no significant impact to the Company’s financial statements from the adoption of this guidance.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its financial statements.

3. Acquisitions

The Company acquired three businesses during 2005, four businesses during 2006 and two businesses during 2007 through June 30, 2007, each of which provided the Company with oilfield tool manufacturing and supply products and customers. A discussion of the significant acquisitions follows:

2005 Acquisitions

Access Oil Tools

On May 31, 2005, the Company acquired Access Oil Tools, Inc. (“AOT”), a pipe-handling tool manufacturer and supplier, in exchange for total purchase consideration of $22.1 million, which includes 34,000 shares of common stock of the Company valued at $100 per share based on an internal valuation. The results of AOT’s operations are included in the consolidated financial statements of the Company from June 1, 2005. This acquisition was the first by the Company and provided the platform for the Company’s Drilling Products segment, delivering both manual and powered proprietary pipe handling equipment.

Advance Manufacturing Technology

On October 31, 2005, the Company acquired Advance Manufacturing Technology, Inc. (“AMT”), a manufacturer and supplier of pressure control equipment and accessories, in exchange for cash of approximately

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

$9.2 million plus 11,944 shares of common stock of the Company valued at $100 per share based on an internal valuation, and transaction-related costs. The results of AMT’s operations are included in the consolidated financial statements of the Company from November 1, 2005. This acquisition provided the platform for the Company’s Flow Control Products segment, providing access to its proprietary wireline pressure control equipment product line.

Acadiana Oilfield Instruments and Advanced Monitoring Systems

On November 23, 2005, the Company acquired Acadiana Oilfield Instruments, Inc. and Advanced Monitoring Systems, Inc. (collectively, “AOI”), a manufacturer and supplier of drilling instrumentation systems in exchange for total purchase consideration of $12.2 million. The results of AOI’s operations are included in the consolidated financial statements of the Company from November 23, 2005. This acquisition is included in the Drilling Products segment, yielding access to both analog gauges and digital rig instrumentation.

The purchase price allocations are as follows:

	AOT	AMT	AOI
	(in thousands)
2005
Net assets acquired
Current assets, net of cash acquired	$8,831	$4,083	$4,489
Property and equipment	1,798	2,255	2,130
Other assets	7	—	2
Intangible assets	3,264	1,200	460
Tax-deductible goodwill	—	—	6,667
Non-tax-deductible goodwill	12,803	6,070	—
Current liabilities	(3,876)	(1,427)	(1,611)
Deferred income tax asset (liability), net	(745)	(1,164)	14

Net assets acquired	22,082	11,017	12,151
Consideration
Cash, net of cash acquired	18,682	9,823	12,151
Issuance of common stock	3,400	1,194	—

Total consideration	$22,082	$11,017	$12,151

Significant property and equipment and intangible asset values are recorded based on a fair market value appraisal performed by an independent appraiser at the time of each acquisition.

2006 Acquisitions

SPD

On March 1, 2006, the Company acquired Baker SPD (“SPD”), a stand-alone, operating unit of Baker Hughes Incorporated’s Baker Oil Tools Division. SPD is a manufacturer and distributor of a wide range of drilling and production products for both drilling contractors and oil and natural gas companies worldwide. The purchase was for cash consideration of approximately $45 million plus transaction-related costs. The results of SPD’s operations are included in the consolidated financial statements of the Company beginning March 1, 2006. This acquisition is part of the Flow Control Products segment, providing the Company with a platform to compete in the drilling and product consumables product market.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

Pipe Wranglers

On June 30, 2006, the Company acquired Pipe Wranglers Canada (2004), Inc. (“PWR”) a provider of hydraulic catwalk systems and products to the oil and natural gas industry. The purchase consideration was comprised of cash of approximately $17.1 million plus 20,000 shares of common stock of the Company valued at $145 per share based on an internal valuation, plus an additional contingent cash payment based upon PWR’s 2006 earnings, as defined in the purchase and sale agreement, and transaction-related costs. The conditions for the earnings contingency were not met because it took several months after the transaction closed for the expected earnings growth to begin; the Company has no continuing obligation for additional purchase consideration to the former owners based on earnings. The results of PWR’s operations are included in the consolidated financial statements of the Company beginning July 1, 2006. This acquisition provides the Company’s Drilling Products segment access to proprietary, automated hydraulic catwalk technology that has growth potential for both new rig builds and for retrofit projects on existing rig fleets.

RB Pipetech

On December 29, 2006, the Company acquired RB(GB) Ltd. (“RBGB”) which owns 100% of an operating company, RB Pipetech Ltd (“RBP”). RBP provides comprehensive supply service for high pressure pipe and associated products. The purchase consideration was comprised of cash of approximately $13.6 million plus 17,000 shares of common stock of the Company valued at $200 per share based on an internal valuation, up to $2 million in additional contingent cash payment based upon RBP’s 2007 earnings, as defined in the purchase and sale agreement, and transaction-related costs. The acquired net assets purchased are included in the consolidated financial statements as of December 31, 2006. No results of operations are included in the consolidated financial statements of the Company for the period ended December 31, 2006, because the acquisition occurred on the last business day of the calendar year. This acquisition, included in the Company’s Flow Control Products segment, enhances the Company’s sales to the Asia Pacific region, and provides access to proprietary technology for drilling manifold systems.

The purchase price allocations are as follows:

	SPD	PWR	RBP
	(in thousands)
2006
Net assets acquired
Current assets, net of cash acquired	$16,102	$5,009	$11,701
Property and equipment	3,153	981	129
Other assets	—	20	—
Intangible assets	6,823	2,717	1,620
Tax-deductible goodwill	20,940	—	—
Non-tax-deductible goodwill	—	14,762	11,527
Current liabilities	(2,007)	(2,895)	(8,221)
Deferred income tax asset (liability), net	—	(812)	(486)

Net assets acquired	45,011	19,782	16,270

Consideration
Cash, net of cash acquired	45,011	16,882	12,870
Issuance of common stock	—	2,900	3,400

Total consideration	$45,011	$19,782	$16,270

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

2007 Acquisitions (unaudited)

Vanoil

In February 2007, the Company acquired Vanoil Equipment Inc. (“Vanoil”). Vanoil is a provider of coiled tubing and wireline pressure control equipment. The purchase was for cash of $16 million Canadian dollars (approximately US $13.5 million using the exchange rate at the time of the acquisition), subject to working capital adjustments, plus 20,000 shares of common stock of the Company valued at $200 per share based on an internal valuation. The results of Vanoil’s operations are included in the consolidated financial statements of the Company beginning February 1, 2007. This acquisition is part of the Company’s Flow Control Products segment, providing access to the coiled tubing pressure control market and is additive to the Company’s well intervention pressure control product line.

OBI

In May 2007, the Company purchased Oilfield Bearing Industries, Inc. (“OBI”). OBI is a distributor of specialty bearings and other consumables used in the drilling industry. The purchase was for cash of $65.8 million, plus 31,400 shares of common stock of the Company valued at $225 per share based on an internal valuation. The results of OBI’s operations are included in the consolidated financial statements of the Company beginning May 1, 2007. This acquisition is part of the Company’s Flow Control Products segment, providing access to a global distribution network for the Company’s drilling consumables product line. The total purchase price was allocated to OBI’s net tangible and identifiable intangible assets based on their estimated fair values. The preliminary allocation of the purchase price was based upon preliminary valuations. The estimates and assumptions used in these preliminary valuations are subject to change upon the receipt of the final valuations prepared by an independent appraiser. The primary area of the purchase price yet to be finalized relates to identifiable intangible assets. The final valuation is expected to be completed no later than the end of the calendar year 2007.

The purchase price allocations are as follows:

	Vanoil	OBI
	(Unaudited)	(Unaudited)
	(in thousands)
Current assets, net of cash acquired	$6,759	$31,304
Property and equipment	2,361	3,850
Other assets	—	169
Intangible assets	2,977	8,839
Non-tax-deductible goodwill	8,976	38,910
Current liabilities	(2,076)	(7,010)
Deferred income tax (asset) liability, net	(1,301)	(3,200)

Net assets acquired	17,696	72,862
Cash consideration, net of cash acquired	13,696	65,797
Issuance of stock	4,000	7,065

Total consideration	$17,696	$72,862

Subsequent to June 30, 2007, the Company acquired one additional business (Note 16).

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

Intangible assets, net consist of the following at December 31, 2005, December 31, 2006 and June 30, 2007:

	Amortization Life	Cost	Accumulated Amortization	Net
	(in Years)		(in thousands)
December 31, 2005
Noncompete agreements	4 – 6	$800	$48	752
Customer-related intangibles	15	3,660	108	3,552
Backlog	0.2	260	260	—
Patents	8 – 17	204	24	180

		$4,924	$440	$4,484

December 31, 2006
Noncompete agreements	4 – 6	$1,368	$246	1,122
Customer-related intangibles	10 – 15	12,264	751	11,513
Backlog	0.2	260	260	—
Patents	7 – 17	1,144	140	1,004
Tradenames	10	911	76	835

		$15,947	$1,473	$14,474

June 30, 2007 (unaudited)
Noncompete agreements	4 – 6	$1,651	$422	1,229
Customer-related intangibles	10 – 15	24,568	1,662	22,906
Backlog	0.2	260	260	—
Patents	7 – 17	1,224	199	1,025
Tradenames	10	911	125	786

		$28,614	$2,668	$25,946

The total weighted-average amortization period is approximately 10 years and the estimated amortization expense for the next five years (2007 – 2011) is approximately $3.6 million, $3.5 million, $3.4 million, $3.3 million and $2.0 million, respectively.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

The changes in the amount of goodwill from Inception (May 10, 2005) to June 30, 2007, are as follows:

Goodwill
(in thousands)
Inception, May 10, 2005	$—

Acquisitions	25,542

Balance as of December 31, 2005	25,542

Significant acquisitions	47,229
Other acquisitions	61
Purchase price adjustments	57
Impact of non-U.S. local currency translation	(796)

Balance as of December 31, 2006	72,093

Significant acquisitions (unaudited)	48,176
Impact of non-U.S. local currency translation (unaudited)	3,491

Balance as of June 30, 2007 (unaudited)	$123,760

The goodwill balance per business segment as of December 31, 2005, December 31, 2006 and June 30, 2007 follows:

	Drilling Products	Flow Control	Total
	(in thousands)
December 31, 2005	$19,471	$6,071	$25,542
December 31, 2006	33,716	38,377	72,093
June 30, 2007 (unaudited)	35,426	88,334	123,760

Pro Forma Information Related to the Acquisitions (Unaudited)

The following table provides pro forma information related to the acquisitions.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands except per share data)
Revenue	$34,936	$101,159	$300,734	$138,757	$179,540
Net income	1,311	7,477	27,623	11,743	17,900
Basic earnings per share	$2,731.35	$17.05	$40.99	$17.43	$26.56
Diluted earnings per share	$2,570.68	$16.61	$40.41	$17.18	$26.19

The pro forma information for the year ended December 31, 2004 assumes the acquisitions of AMT and AOI by AOT (Forum’s predecessor) as if each acquisition occurred at the beginning of the period. The pro forma information for 2005 has been presented by combining the predecessor and successor periods for 2005 and presenting the pro forma information as if all transactions had occurred on January 1, 2005. The pro forma information for the year ended December 31, 2005 assumes Forum’s acquisition of RBP, PWR, SPD, AOT (Forum’s predecessor), AMT and AOI each occurred at the beginning of the period. The pro forma information for the six months ended June 30, 2006 assumes the acquisitions of TriPoint Energy Services (“TES”), OBI, Vanoil, RBP, PWR and SPD each occurred at the beginning of the period. The pro forma information for the year ended December 31, 2006 assumes the acquisitions of TES, OBI, Vanoil, RBP, PWR and SPD each

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

occurred at the beginning of the period. The pro forma information for the six months ended June 30, 2007 assumes the acquisitions of TES, OBI and Vanoil each occurred at the beginning of the period.

The combined results of operations of the acquired businesses have been adjusted to reflect additional depreciation of fixed assets and amortization of intangible assets subject to amortization. Pro forma interest expense was calculated on notes payable and draws on the Company’s available line of credit at rates ranging from 6.8% to 9.25%, as if the businesses were acquired at the beginning of the respective periods shown.

Although we believe the accounting policies and procedures we used to prepare the pro forma schedules are reasonable, these pro forma results do not purport to be indicative of the actual results which would have been achieved had the acquisitions been consummated on January 1, of the respective periods. The amounts shown are not intended to be a projection of future results.

4. Inventories

At December 31, 2005 and 2006 and June 30, 2007, inventories consisted of the following:

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
	(in thousands)
Raw materials	$2,463	$13,070	$16,689
Work in process	1,650	5,936	9,306
Finished goods	5,546	17,140	45,376

Inventory, net of reserves of $0, $941 and $1,206	$9,659	$36,146	$71,371

5. Property and Equipment

At December 31, 2005 and 2006 and June 30, 2007, property and equipment consisted of the following:

	Estimated Useful Life	December 31,		June 30, 2007

		2005	2006	(Unaudited)
	(in Years)	(in thousands)
Buildings and improvements	7 – 15	$413	$4,764	$8,865
Automobiles and trucks	5	373	1,292	1,163
Furniture and fixtures	3 – 10	221	1,650	2,801
Machinery and equipment	5 – 10	6,153	11,865	16,748

		7,160	19,571	29,577
Less: Accumulated depreciation		(282)	(2,099)	(3,503)

Property, plant and equipment, net		$6,878	$17,472	$26,074

For the years ended December 31, 2005 and 2006, depreciation expense was $0.3 million and $1.8 million, respectively. For the six months ended June 30, 2006 and June 30, 2007, depreciation expense was $0.7 million (unaudited) and $1.4 million (unaudited), respectively.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

6. Notes Payable and Line of Credit

Notes payable and line of credit at December 31, 2005 and 2006 and June 30, 2007, consist of the following:

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
	(in thousands)

Amegy Bank NA, $200 million US revolving line of credit and C$23 million (Canadian dollar) revolving line of credit, Principal due November 2011. Amounts outstanding at December 31, 2006 were $73,280 and $6,806 under the US and Canadian lines, respectively. Amounts outstanding at June 30, 2007 were $100,904 and $21,616 under the US and Canadian lines, respectively. Interest is payable every 30, 60 or 90 days based on interest rate elections. Amounts outstanding are collateralized by substantially all of the Company’s assets. Weighted average interest rates at December 31, 2006 and June 30, 2007 on all outstanding principal was 7.3% and 7.2%, respectively.

	$—	$80,086	$122,521

Amegy Bank NA, Term Loan A, $14 million and $1 million notes October 31, 2005, and November 23, 2005, respectively, due December 31, 2011, payable in quarterly installments of $625 (combined) payable each April 1, July 1, October 1 and January 1, interest rates of 6.948% and 7.090%, respectively, collateralized by substantially all of the Company’s assets.	15,000	—	—

Amegy Bank NA, Term Loan B, $3 million and $7 million notes dated October 31, 2005, and November 23, 2005, respectively, due December 31, 2009, payable in quarterly installments of $625 (combined) payable each April 1, July 1, October 1 and January 1, interest rates of 8.948% and 9.090%, respectively, collateralized by substantially all of the Company’s assets.	10,000	—	—

Amegy Bank NA, $10 million revolving line of credit, advances of $4 million and $3 million dated October 31, 2005, and November 23, 2005, respectively, have been made. Principal due May 31, 2008, interest payable every 30, 60, 90 or 180 days based on interest rate election at a December 31, 2005, rate of 6.79% and 6.87%, respectively, collateralized by substantially all of the Company’s assets.	7,000	—	—

Other notes payable	478	190	1,587

	32,478	80,276	124,108
Less: Current portion	4,147	88	1,048

Long-term debt, net of current portion	$28,331	$80,188	$123,060

The current credit facility contains covenants which require the Company to maintain certain financial ratios. These covenants are as follows:

•

The ratio of funded debt to earnings before interest, taxes, depreciation and amortization, as defined in the loan agreement, must be no more than 3.50 to 1.00 from September 30, 2006 through September 30, 2007; no more than 3.25 to 1.00 from December 31, 2007 through September 30, 2008; and no more than 3.00 to 1.00 at all times thereafter

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

•	The capitalization ratio, as defined in the loan agreement, must not be more than 0.65 to 1.00

•	The interest coverage ratio, as defined in the loan agreement, must not be less than 3.25 to 1.00

•	The amount of capital expenditures as defined in the credit facility must not exceed $20 million during any fiscal year.

Availability under the Company’s lines of credit was approximately $19.9 million at December 31, 2006 and approximately $99.1 million (unaudited) at June 30, 2007.

In connection with the Company’s credit facility, approximately $1.6 million in loan costs have been capitalized and are amortized to interest expense over the term of the facility. As a result, approximately $12,000, $0.2 million, $58,000 (unaudited), and $0.2 million (unaudited) was amortized to interest expense for the period from Inception to December 31, 2005, for the year ended December 31, 2006, and for the six months ended June 30, 2006 and 2007, respectively. The net unamortized balance at December 31, 2005, December 31, 2006, and June 30, 2007 was $0.4 million, $1.2 million, and $1.6 million (unaudited), respectively.

Annual maturities of long-term debt and line of credit during each year ending December 31 are as follows (in thousands):

2007	$88
2008	54
2009	29
2010	10
2011	80,095

$80,276

7. Income Taxes

The components of the Company’s income before tax for the period from Inception (May 10, 2005) to December 31, 2005 and the year ended December 31, 2006 are as follows:

	Inception to December 31, 2005	Year Ended December 31, 2006
	(in thousands)
U.S.	$4,057	$23,304
Non-U.S.	—	3,405

Income before tax	$4,057	$26,709

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

The Company’s income tax provision from continuing operations consisted of the following:

	Inception to December 31, 2005	Year Ended December 31, 2006
	(in thousands)
Current
U.S. federal and state	$1,392	$7,985
Non-U.S.	—	927

Total current	1,392	8,912

Deferred
U.S. federal and state	57	527
Non-U.S.	—	408

Total deferred	57	935

Total income tax expense	$1,449	$9,847

The difference in income taxes provided for and the amounts determined by applying the U.S. federal statutory income tax rate to income before income taxes resulted from the following for the period from Inception (May 10, 2005) to December 31, 2005, for the year ended December 31, 2006, and for the six months ended June 30, 2006 and June 30, 2007.

	Inception to December 31, 2005		December 31, 2006		June 30, 2006		June 30, 2007
					(Unaudited)		(Unaudited)
	(in thousands)
Income tax expense at the statutory rate	$1,420	35.0%	$9,348	35.0%	$3,844	35.0%	$7,847	35.0%

Change resulting from
Surtax exemption	(40)	(1.0)	—	0.0	—	0.0	—	0.0
State taxes, net of federal tax benefit	62	1.5	599	2.2	280	2.5	537	2.4
Nondeductible expenses	7	0.2	22	0.1	—	0.0	—	0.0
Domestic incentives	—	0.0	(111)	(0.4)	—	0.0	—	0.0
Other	—	0.0	(11)	0.0	(125)	(1.1)	189	0.8

	$1,449	35.7%	$9,847	36.9%	$3,999	36.4%	$8,573	38.2%

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

	December 31,
	2005	2006
	(in thousands)
Deferred tax assets
Reserves and accruals	$23	$163
Inventory	106	244
Stock awards	—	144
Interest rate swaps	—	41
Stock basis in subsidiary	—	311
Other	—	2

Total deferred tax assets	129	905

Deferred tax liabilities
Property and equipment	1,041	1,616
Goodwill and intangible assets	1,015	3,090
Stock awards	27	—
Unremitted earnings	—	170

Total deferred tax liabilities	2,083	4,876

Net deferred tax liabilities	$1,954	$3,971

Goodwill from certain acquisitions is tax deductible due to the acquisition structure as an asset purchase or due to tax elections made by the Company and the sellers at the time of acquisition.

Included in other long term assets at December 31, 2006, is $0.5 million of noncurrent deferred tax assets.

The Company is required to evaluate whether it is more likely than not that deferred tax assets will be realized. The Company believes that it is more likely than not that deferred tax assets at December 31, 2005 and 2006, will be utilized by future taxable income.

8. Accounting for Interest Rate Swaps

In accordance with SFAS No. 133, all derivative instruments must be recognized on the balance sheet at fair value, and changes in such fair values are recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings.

As of December 31, 2006, the Company had interest rate swap agreements to convert variable interest payments related to $49 million of floating rate debt to fixed interest payments. These swaps expire in November 2011 and have a weighted average fixed rate of 5.1%, resulting in a net effective interest rate of 7.0% on the total outstanding credit facility principal as of December 31, 2006. In accordance with SFAS No. 133, the Company’s balance sheet at December 31, 2006, included approximately $0.2 million derivative asset and approximately $0.3 million derivative liability. This asset and liability are recorded as other long-term assets and other noncurrent liabilities, respectively.

As of June 30, 2007, the Company had interest rate swap agreements to convert variable interest payments related to $49.0 million of debt to fixed interest payments. These swaps expire in November 2011 and have a weighted average fixed rate of 5.1%, plus the applicable margin. As of June 30, 2007, the Company also had an interest rate collar arrangement to reduce the variability in interest payments related to $20 million of floating

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

rate debt. This interest rate collar instrument expires in November 2011 and has a floor interest rate of 4.36%, plus the applicable margin, and a cap interest rate of 5.36%, plus the applicable margin. After giving effect to all the derivative instruments the Company had as of June 30, 2007, the net effective interest rate under the Company’s outstanding credit facilities as of June 30, 2007 was 6.9%.

In accordance with SFAS No. 133, the Company’s balance sheet at June 30, 2007, included approximately $0.8 million (unaudited) derivative asset and approximately $75,000 (unaudited) derivative liability. This asset and liability are recorded as other long-term assets and other noncurrent liabilities, respectively.

These instruments, which the Company has designated as cash flow hedging instruments, meet the specific hedge criteria and any changes in their fair values were recognized in accumulated other comprehensive income or loss. Since the terms of the hedged item and the instruments substantially coincide, the hedge is expected to offset changes in expected cash flows due to fluctuations in the variable rate and, therefore, the Company currently does not expect any ineffectiveness.

The counterparties to the Company’s interest rate derivative instruments are major international financial institutions so the Company does not expect nonperformance by them.

9. Related Party Transactions

Prior to the Company’s acquisitions, certain acquired companies leased various items such as land and buildings from former owners. These former owners are now employees or stockholders of the Company, or both. Rent expense paid to these individuals for the period from Inception (May 10, 2005) to December 2005, year ended December 31, 2006, and six months ended June 30, 2006 and 2007, was approximately $0.1 million, $0.4 million, $0.2 million (unaudited) and $0.3 million (unaudited), respectively. During 2006, the Company purchased land and buildings from one of its employees for approximately $0.9 million.

RBP has certain activity with an unrelated company, RB Valvetech. The management and former owners of RBP are board members of RB Valvetech. The activity between the companies includes a management fee that RBP receives for the office rental and use of personnel. The activity also includes certain sales and purchases of valve equipment and labor charges between the companies. Sales to RB Valvetech for the six months ended June 30, 2007 was approximately $0.6 million (unaudited). Purchases from RB Valvetech for the six months ended June 30, 2007 was approximately $0.2 million (unaudited). Accounts receivable due from RB Valvetech at June 30, 2007 was approximately $0.1 million (unaudited). Accounts payable due to RB Valvetech at June 30, 2007 was approximately $0.1 million (unaudited).

A stockholder charges management advisory fees for various management services provided to the Company. Included in the Company’s financial statements are stockholder management fees of approximately $0.4 million, $0.6 million and $0.1 million (unaudited) for the period from Inception (May 10, 2005) to December 31, 2005, the year ended December 31, 2006, and six months ended June 30, 2007, respectively.

In the ordinary course of business, the Company sells products to Halliburton Company and its affiliates. One of the Company’s directors is the Executive Vice President and Chief Financial Officer of Halliburton and became a director of Forum in December 2006. During the six months ended June 30, 2007, the Company recorded $0.5 million of aggregate sales to Halliburton.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

10. Commitments and Contingencies

Health Insurance Program

All employees of the Company are insured through medical insurance programs in each of the host countries. Prior to April 2006, AOT was liable for the first $20,000 of claims per employee per plan year under its health insurance program with an aggregate deductible of $0.3 million per plan year. AOT has obtained coverage for claims in excess of these amounts. AOT did not meet its deductible in the 2005 policy year. This policy was discontinued effective April 2006.

Litigation

In the ordinary course of business, the Company is, and in the future, could be involved in various pending or threatened legal actions. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a material adverse effect on the Company’s financial statements.

11. Operating Leases

Leases

The Company has entered into various operating leases primarily for manufacturing facilities, office space, office equipment and vehicles. Minimum future rental payments under lease agreements having remaining terms in excess of one year as of December 31, 2006, and for each of the next five years and in the aggregate are as follows:

Year Ended December 31 (in thousands)
2007	$693
2008	583
2009	524
2010	417
2011	115

$2,332

Also, the Company has various capital leases primarily for trucks and equipment in Canada. There were no capital leases at December 31, 2005. The amount of capitalized leases recorded as property and equipment is approximately $0.2 million as of December 31, 2006. Future minimum lease payments under the capitalized leases as of December 31, 2006 are as follows:

Year Ended December 31 (in thousands)
2007	$70
2008	60
2009	59
2010	24

213
Less: Interest portion	(18)

$195

These future minimum lease payments are included in other noncurrent liabilities in the balance sheet.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

12. Retirement Plans

The Company maintains a 401(k) plan covering all eligible U.S. employees. Exempt employees are eligible to participate the first of the month following 30 days of service, while nonexempt employees are eligible to participate the first of the month following 90 days of service. Employees can defer up to 75% of compensation, limited by the governmental maximums per year. The Company matches 100% on the first 3% of compensation that the employee contributes and 50% on the next 2% of compensation that the employee contributes. The employer contribution was approximately $0.1 million for the year ended December 31, 2006 and approximately $0.3 million (unaudited) for the six months ended June 30, 2007. In addition, the Company intends to make a discretionary profit-sharing contribution of an amount equal to 1% of total employee compensation since the plan’s inception in July 2006 through December 2006. This contribution was fully accrued at December 31, 2006.

The Company also has a registered retirement savings plan covering all eligible Canadian employees. All Canadian employees are eligible to participate the first of the month following 30 days of service. Employees can defer up to 100% of compensation, limited by the governmental maximums per year. The Company matches 100% on the first 3% of compensation that the employee contributes and 50% on the next 2% of compensation that the employee contributes. The employer contribution was approximately $38,000 for the year ended December 31, 2006 and approximately $98,000 (unaudited) for the six months ended June 30, 2007. The Company will also make a 1% profit-sharing contribution to a defined savings plan for the benefit of Canadian employees.

Until December 31, 2006, AOT operated a Simple IRA pension plan, covering all AOT employees who earned $5,000 or more, per year, during any prior year of employment. AOT contributed a matching contribution to each eligible employee’s Simple IRA equal to the employee’s contributions up to a limit of 3% of the employee’s compensation for the year. The employer contribution was approximately $41,000 and approximately $92,000 for the period from acquisition to December 31, 2005 and for the year ended December 31, 2006, respectively. Beginning in 2007, the AOT employees were eligible to participate in the 401(k) discussed above and contributions to the Simple IRA ceased from the beginning of the year.

Until December 31, 2005, AOI operated a Simplified Employer Plan (“SEP”) covering all full-time employees who had completed two full years of service prior to December 31, 2005. The SEP contribution was calculated at 15% of annual income earned. The eligible employee’s contribution was deposited into the investment plan of their choice following the end of the plan year. The employer contribution was approximately $21,000 for the period from acquisition to December 31, 2005. As of July 1, 2006, the employees were eligible to participate in the 401(k) plan discussed above.

Until July 2006, AMT operated a 401(k) plan covering all eligible, full-time AMT employees. A full-time employee is defined in this plan as an employee at least 21 years of age and works a minimum of 1,000 hours per year. Employees became eligible after 1 year of service at the next semi-annual open enrollment period. Employees can defer up to 100% of compensation, limited by the federal maximums per year. The employer contribution is discretionary and was determined at plan year end, at July 31, 2006. The amount of the contribution was approximately $33,000 relating to the period from August 2005 to July 2006. An employee had to be employed at the plan year end to be eligible for the prior years match. As of July 2006, the employees were eligible to participate in the 401(k) plan discussed above and the AMT plan was merged into the Forum plan.

OBI operates a Simple IRA pension plan, covering all U.S. OBI employees. OBI contributes a matching contribution to each eligible employee’s Simple IRA equal to the employee’s contributions up to a limit of 3% of the employee’s compensation for the year. The employer contribution was approximately $8,000 (unaudited) for the two months ended June 30, 2007, which is the period from acquisition to June 30, 2007. Beginning in 2008, the U.S. OBI employees will be eligible to participate in the 401(k) discussed above and contributions to the Simple IRA will cease.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

13. Major Customer

For the period from Inception (May 10, 2005) to December 31, 2005, one customer accounted for 28% of the Company’s revenues and 23% of accounts receivable as of December 31, 2005. For the year ended December 31, 2006, no one customer accounted for 10% or more of total revenue or for 10% or more of the total account receivable balance as of December 31, 2006.

For the six months ended June 30, 2006, one customer accounted for 16% (unaudited) of the Company’s revenue. For the six months ended June 30, 2007, no one customer accounted for 10% or more of total revenue (unaudited).

Both of the Company’s reportable segments recorded revenue from the Company’s significant customers during the above noted periods.

14. Stockholders’ Equity

The Company was formed on May 10, 2005, with a capital contribution of $9.2 million provided by a private equity fund in exchange for 92,000 shares of $0.01 par value common stock and warrants to purchase an additional 200,000 shares of common stock for $100 per share. The fair value of the warrants issued was $7.4 million. The stock and warrants were recorded to stockholders’ equity at their fair values on a pro-rata basis, with $4.1 million allocated to the warrants and $5.1 million allocated to the common stock. The warrants expire on May 31, 2008. A fair value of $37.15 per warrant was determined using the Black-Scholes pricing model with the following assumptions: expected life: 3 years; volatility: 50%; dividend yield: 0%, and risk-free interest rate: 3.61%. On March 1, 2006 the private equity fund exercised its purchase option for all 200,000 warrants. In April 2007, the Company increased the number of common stock authorized to 1,000,000.

In connection with a common stock rights offering to existing stockholders to partially fund the PWR acquisition in June 2006, the Company issued 41,380 common shares to existing accredited stockholders at $145 per share, resulting in cash proceeds of approximately $6 million. Employees purchased an additional 4,177 shares of common stock during 2006 for cash for approximately $0.6 million.

In conjunction with the OBI acquisition and other potential acquisitions, the Company issued 182,222 (unaudited) common stock to its existing accredited stockholders for approximately $41 million (unaudited). Of this amount, the Company’s majority stockholder purchased 142,446 shares (unaudited) totaling $32 million (unaudited).

2005 Stock Incentive Plan

On May 31, 2005, the Company created the 2005 Stock Incentive Plan (the “Plan”) to allow for employees, directors and consultants of the Company and its subsidiaries to maintain stock ownership in the Company through award of stock options, restricted stock or any combination thereof. Under the Plan, as of June 30, 2007, 40,000 shares of common stock were authorized to be issued.

During the year ended December 31, 2006, 1,977 restricted shares and options to purchase an additional 17,485 (unaudited) shares of common stock were granted. During the period from Inception (May 10, 2005) to December 31, 2005, 9,806 restricted shares and options to purchase an additional 1,150 shares of common stock were granted. As of June 30, 2007, 5,218 (unaudited) shares remain issuable under the Plan. The total amount of unaudited compensation expense recorded was approximately $65,000 and $0.5 million for the period from Inception (May 10, 2005) to December 31, 2005, and December 31, 2006, respectively. The total amount of

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

compensation expense recorded was $0.2 million (unaudited) and $0.3 million (unaudited) for the six months ended June 30, 2006 and June 30, 2007, respectively. At December 31, 2006, the Company expects to record compensation expense of approximately $1.7 million over the remaining term of the options, approximately four years. Future stock option grants will result in additional compensation expense.

During the six months ended June 30, 2007, 1,400 (unaudited) restricted shares and options to purchase an additional 4,070 (unaudited) shares of common stock were granted.

Stock options

The exercise price of each option is based on the fair value of the Company’s stock at the date of grant. Options may be exercised over a 5-year period and vest annually in equal increments over three or four years. The Company’s policy for issuing stock upon a stock option exercise is to issue new shares. The following tables provide additional information related to the options:

2006 Activity	Number of Shares	Weighted Average Exercise Price	Remaining Weighted Average Contractual Life in Years	Intrinsic Value
				(in thousands)
Beginning balance	1,150	$100
Granted	17,485	157
Exercised	—	—
Forfeited	—	—

Total outstanding	18,635	154	4.4	$950

Options exercisable	383	100	3.8	$38

No options were exercised in the year ended December 31, 2006, or during the period ended December 31, 2005. The above intrinsic value at December 31, 2006, is the amount by which the fair value of the underlying share exceeds the exercise price of an option as of December 31, 2006.

2007 Activity (unaudited)	Number of Shares	Weighted Average Exercise Price	Remaining Weighted Average Contractual Life in Years	Intrinsic Value
				(in thousands)
Beginning balance	18,635	$154
Granted	4,070	210
Exercised	(606)	125
Forfeited	(500)	—

Total outstanding	21,599	164	4.2	$1,300

Options exercisable	2,411	115	3.7	$259

The intrinsic value of the options exercised during the six months ended June 30, 2007 was approximately $0.1 million (unaudited). The above intrinsic value at June 30, 2007, is the amount by which the fair value of the underlying share exceeds the exercise price of an option as of June 30, 2007.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

Restricted stock

Restricted stock vests over a three or four year period from the date of grant. Further information about the restricted stock follows:

2006 Activity	Restricted Stock
Nonvested at the beginning of the year	9,806
Granted	1,977

Nonvested at the end of the year	11,783

The weighted average grant date fair value of the restricted stock was $100 and $144 per share during 2005 and 2006, respectively.

2007 Activity (unaudited)	Restricted Stock
Nonvested at the beginning of the year	11,783
Granted	1,400

Nonvested at the end of the year	13,183

The weighted average grant date fair value of the restricted stock was $125 (unaudited) and $207 (unaudited) per share during the six months ended June 30, 2006 and June 30, 2007, respectively.

15. Segment and Geographical Information

The Company has two financial business segments: (1) Drilling Products and (2) Flow Control Products. Our Drilling Products segment manufactures tubular handling equipment and provides drilling data management systems. Our Flow Control Products segment manufactures valves, pumps, chokes and gear components commonly used in the drilling process, as well as pressure control equipment for both coiled tubing and wireline well intervention operations. The Company’s reportable segments are strategic units that offer distinct products and services. They are managed separately since each business segment requires different marketing strategies due to customer specifications. The Company evaluates the performance of its reportable segments based on income before income tax. This segmentation of our company is representative of the manner in which our Chief Operating Decision Maker (“CODM”) and our Board of Directors view the business. We consider the CODM to be the Chief Executive Officer.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

The following table presents revenue, depreciation and amortization, income before income tax and identifiable assets by business segment (in thousands):

	For the Year Ended December 31, 2005
	Drilling Products	Flow Control Products	Corporate	Eliminations	Total
Revenue	$20,679	$1,144	$—	$—	$21,823
Depreciation and amortization	655	78	—	—	733
Income before income tax	5,441	113	(1,497)	—	4,057
Assets	45,227	13,837	6,298	(4,648)	60,714
Capital expenditures	798	16	3	—	817

	For the Year Ended December 31, 2006
	Drilling Products	Flow Control Products	Corporate	Eliminations	Total
Revenue	$79,299	$53,168	$—	$(1,336)	$131,131
Depreciation and amortization	1,593	1,292	10	(7)	2,888
Income before income tax	20,061	13,287	(6,486)	(153)	26,709
Assets	83,919	96,482	7,358	(4,117)	183,642
Capital expenditures	5,878	1,514	293	—	7,685

	For the Six Months Ended June 30, 2006 (Unaudited)
	Drilling Products	Flow Control Products	Corporate	Eliminations	Total
Revenue	$32,253	$20,371	$—	$(208)	$52,416
Depreciation and amortization	702	482	3	(7)	1,180
Income before income tax	8,991	5,187	(3,041)	(154)	10,983
Assets	67,423	66,946	31,461	(16,866)	148,964

	For the Six Months Ended June 30, 2007 (Unaudited)
	Drilling Products	Flow Control Products	Corporate	Eliminations	Total
Revenue	$58,105	$69,194	$—	$(3,023)	$124,276
Depreciation and amortization	1,070	1,496	37	(17)	2,586
Income before income tax	13,170	15,303	(5,871)	(183)	22,419
Assets	95,007	228,288	6,402	(17,474)	312,223

During 2006, approximately 30% of the Company’s net sales were made to customers domiciled in countries outside the United States of America, including approximately 11% to customers domiciled in Canada. For the period from Inception (May 10, 2005) to December 31, 2005, no country outside the U.S. accounted for more than 10% of revenue. The basis of attributing revenue to specific geographic locations is primarily based upon geographic location of the service or, for product sales, where the assets are ultimately utilized. An adverse change in either economic conditions abroad or the Company’s relationship with significant foreign distributors could negatively affect the volume of the Company’s international sales and the Company’s results of operations.

FORUM OILFIELD TECHNOLOGIES, INC.

Notes to consolidated financial statements—(continued)

The following table presents identifiable assets by geographic locations:

	December 31, 2005	December 31, 2006
	(in thousands)
United States	$37,344	$67,943
Canada	—	24,868
Other International	—	13,276

Total identifiable long-lived assets	$37,344	$106,087

16. Subsequent Event (unaudited)

In July 2007, the Company purchased TES. TES has four repair and refurbishment facilities for drilling rig capital equipment. The purchase was for cash consideration of $48 million, subject to working capital adjustment, up to $5 million in additional contingent cash payments based upon TES’s 2007 calendar year earnings, as defined in the purchase and sale agreement, and transaction-related costs. The results of TES’s operations will be included in the consolidated financial statements of the Company beginning August 1, 2007. This acquisition provides Forum with facilities and expertise for service, support, and assembly of current and future Forum products.

TES identified recognized environmental conditions at the Liberty, Texas facility requiring remediation. In conjunction with the sale of TES, the prior owners agreed to indemnify both Forum and TES for the costs of remediation and any fines or penalties that might subsequently be assessed. Funds expected to cover these liabilities have been set aside out of the purchase consideration and are now held in escrow.

Subsequent to June 30, 2007, we incurred an additional $53.2 million of indebtedness under our U.S. revolving credit facility in connection with our acquisition of TriPoint Energy Services.

Schedule II

Valuation and Qualifying Accounts

Period ended	Item	Balance at Beginning of Period	Charged to Costs and Expenses (1)	Amounts Acquired in Business Combination (2)	Balance at End of Period
December 31, 2005	Allowance for doubtful accounts	—	—	58,000	58,000
December 31, 2006	Allowance for doubtful accounts	58,000	232,618	288,374	578,992
June 30, 2007	Allowance for doubtful accounts	578,992	302,909	15,799	897,700

(1)	amounts accrued for uncollectibility
(2)	amounts recorded on balance sheets of acquired companies

Period ended	Item	Balance at Beginning of Period	Charged to Costs and Expenses (1)	Amounts Acquired in Business Combination (2)	Balance at End of Period
December 31, 2005	Reserve for inventory obsolescence	—	—	—	—
December 31, 2006	Reserve for inventory obsolescence	—	—	940,522	940,522
June 30, 2007	Reserve for inventory obsolescence	940,522	185,311	80,000	1,205,833

(1)	amounts accrued for inventory obsolescence
(2)	amounts recorded on balance sheets of acquired companies

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Access Oil Tools, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Access Oil Tools, Inc. at May 31, 2005, and December 31, 2004, and the results of its operations and its cash flows for the five month period ended May 31, 2005, and the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, on May 31, 2005, the Company was acquired by Forum Oilfield Technologies, Inc. (“Forum”). Additionally, as described in Note 8, the Company has $4,917,148 of advances payable to Forum as of May 31, 2005.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

August 7, 2006, except for Note 4, as to which the date

is September 28, 2007

ACCESS OIL TOOLS, INC.

Balance sheets

December 31, 2004 and May 31, 2005

	December 31, 2004	May 31, 2005
Assets
Current assets
Cash and cash equivalents	$5,463	$1,012,455
Accounts receivable—trade, net of allowance for doubtful accounts of $23,000 at December 31, 2004 and May 31, 2005	3,148,122	4,060,296
Inventories (Note 3)	4,321,032	4,633,016
Other receivables	100,975	61,105
Deferred taxes (Note 9)	100,049	102,184
Prepaid expenses	49,266	187,967

Total current assets	7,724,907	10,057,023

Property and equipment, net (Note 5)	1,849,113	2,075,150
Intangible assets, net of accumulated amortization (Note 6)	221,552	204,684
Goodwill (Note 6)	1,862,051	1,862,051
Other assets	43,605	12,673

Total assets	$11,701,228	$14,211,581

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of notes payable (Note 8)	$742,999	$44,000
Line of credit (Note 8)	3,135,042	—
Accounts payable—trade	1,285,578	2,035,740
Accrued expenses (Note 7)	368,701	1,085,809
Deferred revenue	12,286	—
Due to Forum Oilfield Technologies, Inc. (Note 8)	—	4,917,148

Total current liabilities	5,544,606	8,082,697

Long-term portion of notes payable (Note 8)	1,216,261	—
Deferred income taxes (Note 9)	521,874	497,504

Commitments and contingencies (Note 11)

Shareholders’ equity (Note 15)
Common stock, no par value, 10,000 shares authorized, 1,366 shares issued, 418 shares outstanding	658,143	658,143
Common stock warrants	71,428	71,428
Retained earnings	7,281,445	8,494,338
Less: 918 shares of treasury stock and 30 warrants, at cost at December 31, 2004 and May 31, 2005	(3,592,529)	(3,592,529)

Total shareholders’ equity	4,418,487	5,631,380

Total liabilities and shareholders' equity	$11,701,228	$14,211,581

The accompanying notes are an integral part of these financial statements.

ACCESS OIL TOOLS, INC.

Statements of income

Year ended December 31, 2004 and

Five month period ended May 31, 2005

	December 31, 2004	May 31, 2005
Sales	$17,494,424	$10,755,365

Cost of sales
Labor and related costs	3,281,818	1,480,350
Materials and supplies	6,386,535	4,221,710
Depreciation	325,235	170,471
Other costs	326,099	232,771

Total cost of sales	10,319,687	6,105,302

Gross profit	7,174,737	4,650,063

Operating expense
Depreciation and amortization	97,079	45,574
General and administrative expenses	4,308,620	2,621,775
Research and development costs	41,885	14,836

Total operating expenses	4,447,584	2,682,185

Operating income	2,727,153	1,967,878

Other income (expense)
Interest expense	(177,569)	(99,001)

Total other income (expense)	(177,569)	(99,001)

Income before income taxes	2,549,584	1,868,877
Income tax expense	930,343	655,984

Net income	$1,619,241	$1,212,893

Weighted average shares outstanding
Basic	480	418
Diluted	510	448
Earnings per share—basic	$3,373.42	$2,901.66
Earnings per share—diluted	$3,174.98	$2,707.35

The accompanying notes are an integral part of these financial statements.

ACCESS OIL TOOLS, INC.

Statements of changes in shareholders’ equity

Year ended December 31, 2004 and five month period ended May 31, 2005

	Common Stock		Common Stock Warrants	Retained Earnings	Treasury Stock and Warrants	Total Shareholders’ Equity
	Shares	Amount
Balances at December 31, 2003	500	$658,143	$142,857	$5,662,204	$(2,164,158)	$4,299,046

Net income	—	—	—	1,619,241	—	1,619,241
Purchase of treasury stock and warrants	(82)	—	(71,429)	—	(1,428,371)	(1,499,800)

Balances at December 31, 2004	418	658,143	71,428	7,281,445	(3,592,529)	4,418,487
Net income	—	—	—	1,212,893	—	1,212,893

Balances at May 31, 2005	418	$658,143	$71,428	$8,494,338	$(3,592,529)	$5,631,380

The accompanying notes are an integral part of these financial statements.

ACCESS OIL TOOLS, INC.

Statements of cash flows

Year ended December 31, 2004 and five month period ended May 31, 2005

	December 31, 2004	May 31, 2005
Cash flows from operating activities
Net income	$1,619,241	$1,212,893
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	422,314	216,045
Loss on sale of assets	847	3,421
Deferred income taxes	113,901	(26,505)
Changes in assets and liabilities
Accounts receivable	(973,092)	(880,604)
Other receivables	35,000	39,870
Inventories	(1,328,971)	(357,360)
Prepaid expenses and other assets	(17,986)	83
Accounts payable	707,791	718,592
Accrued expenses and other current liabilities	161,473	654,632
Deferred revenue	12,285	(12,286)

Net cash provided by operating activities	752,803	1,568,781

Cash flows from investing activities
Purchases of property and equipment	(648,743)	(430,794)
Proceeds from the sale of property and equipment	6,000	2,159

Net cash used in investing activities	(642,743)	(428,635)

Cash flows from financing activities
Net proceeds (payments) on line of credit	783,987	(666,209)
Proceeds from issuance of debt	180,852	203,026
Repayment of debt	(570,449)	(469,484)
Advances from Forum Oilfield Technologies, Inc.	—	799,513
Purchase of treasury stock	(500,000)	—

Net cash used in financing activities	(105,610)	(133,154)

Net increase in cash	4,450	1,006,992
Cash
Beginning of year	1,013	5,463

End of year	$5,463	$1,012,455

Supplemental disclosure of cash flow information
Cash paid during the year for
Interest	$184,190	$117,206
Income taxes	760,196	251,871

Noncash activities
Treasury shares purchased through issuance of note payable	1,000,000	—
Repayment of debt by Forum Oilfield Technologies, Inc.	—	4,117,635

The accompanying notes are an integral part of these financial statements.

ACCESS OIL TOOLS, INC.

Notes to financial statements

December 31, 2004 and May 31, 2005

1. Organization

Access Oil Tools, Inc. (the “Company”) was incorporated in the State of Louisiana on September 16, 1985. The Company is engaged in the manufacture and sale of pipe handling tools, is licensed under the American Petroleum Institute’s Spec. 7K, 8C and is ISO 9002 certified. The Company’s sales are to customers within the United States and internationally with a majority of those sales occurring in the southern region of the United States.

On May 31, 2005, the Company was acquired by Forum Oilfield Technologies, Inc. (“Forum”) and the results of the Company’s operations are included in the consolidated financial statements of Forum beginning June 1, 2005. Forum paid cash of approximately $14,600,000 plus 34,000 shares of Forum common stock to the existing shareholders of the Company in exchange for all of the Company’s outstanding stock and warrants. Additionally, immediately prior to the acquisition, Forum repaid $4,117,635 of the Company’s outstanding debt, and advanced $799,513 to the Company (Note 8).

These financial statements have been prepared to reflect the accounting periods immediately prior to the acquisition of the Company by Forum.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results may differ from these estimates. The most significant estimates used in the Company’s financial statements include intangible asset fair values and useful lives, fixed asset useful lives, and the fair value of share-based payments.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable—Trade

Accounts receivable—trade are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to amounts past due. Trade accounts receivable are periodically evaluated for collectibility based on past credit history with customers and their current financial condition, and are charged against the allowance for doubtful accounts when they are determined to be uncollectible.

Inventories

Inventory consisting of finished goods, work in process, raw material and materials and supplies held for resale is carried at the lower of cost or market. Market is defined as net realizable value for finished goods and as replacement cost for manufacturing parts and materials. Cost, which includes the cost of raw materials, labor and overhead for finished goods, is determined on a first-in first-out basis.

ACCESS OIL TOOLS, INC.

Notes to financial statements—(continued)

December 31, 2004 and May 31, 2005

Property and Equipment

Property and equipment are stated at cost. Expenditures for property and equipment and for items which substantially increase the useful lives of existing assets, are capitalized at cost and depreciated over their estimated useful life utilizing the straight-line method. Routine expenditures for repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of property and equipment disposed of are eliminated from the accounts, and any resulting gain or loss is recognized.

The Company reviews for the impairment of long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset are less than its carrying amount. The impairment loss recognized represents the excess of the assets carrying value as compared to its estimated fair value.

The Company records the fair value of an asset retirement obligation as a liability in the period in which the associated legal obligation is incurred. There were no asset retirement obligations recorded at December 31, 2004, and May 31, 2005.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of the Company’s assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. The Company records a valuation reserve in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized.

Revenue and Deferred Revenue

Revenue from product sales including shipping costs is recognized as title passes to the customer which is generally when items are shipped from the Company’s facilities. Prepayments are recorded as deferred revenue.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables. See Note 14 for a discussion of major customers.

Financial Instruments

The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments. The carrying amount of long-term debt approximates fair value due to variable interest rates on the debt.

Intangible Assets

The Company holds several patents involving the manufacture of pipe handling tools, which are amortized over their remaining lives ranging from eight to 17 years. See Note 6 for a discussion of intangibles.

ACCESS OIL TOOLS, INC.

Notes to financial statements—(continued)

December 31, 2004 and May 31, 2005

Goodwill

The excess of cost over book value created on the prior purchase of various businesses is shown as goodwill. Management periodically reviews the carrying value of goodwill to determine whether an impairment may exist. An impairment charge is measured as any deficiency in the amount of estimated undiscounted future cash flows of the acquired business available to recover the carrying value related to the goodwill. No impairment to goodwill was found for the year ended December 31, 2004, or the five months ended May 31, 2005.

Earnings per Share

Basic earnings per share for all periods presented equals net income divided by the weighted average number of the Company’s common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period as adjusted for the dilutive effect of the Company’s stock option and restricted share plans and warrants.

Segment Reporting

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statement and in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. In light of the Company engaging only in the manufacture and sale of pipe handling tool drilling products, management has determined that the primary form of internal reporting is aligned with these activities. In addition, all of the company’s assets are located in Broussard, Louisiana. Although the Company sells its products to customers in several geographies (Note 14), the Company does not produce reports for, assess the performance of, or allocate resources to these geographies based upon any asset-based metrics, or based upon income or expenses, operating income or net income. Therefore, the Company believes that it operates in one segment.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 was issued to clarify the accounting for uncertainty in income taxes recognized in an entity’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for financial statements issued for fiscal years beginning after December 15, 2006.

ACCESS OIL TOOLS, INC.

Notes to financial statements—(continued)

December 31, 2004 and May 31, 2005

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008.

3. Inventories

Inventories consisted of the following:

	December 31, 2004	May 31, 2005

Raw materials	$817,430	$1,080,181
Work in process	958,419	1,051,726
Finished goods	2,545,183	2,501,109

	$4,321,032	$4,633,016

4. Earnings Per Share

The following reconciles basic and diluted weighted average number of shares outstanding for the year ended December 31, 2004 and for the period ended May 31, 2005.

	December 31, 2004	May 31, 2005

Weighted average shares outstanding	480	418
Dilutive affect of warrants	30	30

Dilutive weighted average shares outstanding	510	448

5. Property and Equipment

Property and equipment consisted of the following:

	Estimated Useful Life	December 31, 2004	May 31, 2005
	(in Years)
Buildings and improvements	7 – 15	$221,300	$221,300
Automobiles and trucks	5	210,672	210,672
Furniture and fixtures	3 – 10	329,295	376,792
Machinery and equipment	5 – 7	2,382,406	2,758,870

		3,143,673	3,567,634
Less: Accumulated depreciation		(1,294,560)	(1,492,484)

Property, plant and equipment, net		$1,849,113	$2,075,150

ACCESS OIL TOOLS, INC.

Notes to financial statements—(continued)

December 31, 2004 and May 31, 2005

6. Intangible Assets and Goodwill

Intangible assets, net consist of the following:

	Amortization Life	December 31, 2004	May 31, 2005
	(in Years)
Patents	8 – 17	$353,124	$353,124
Less: Accumulated amortization		131,572	148,440

Patents, net		$221,552	$204,684

The total weighted-average amortization period is 9.3 years and the estimated amortization expense for the seven months ended December 31, 2005, is $23,616 and for the next four years ended December 31 is $40,484, $40,484, $40,484, and $32,483, respectively.

The net carrying amount of Goodwill totaling $1,862,051 results primarily from the Company’s acquisition of two oilfield tool manufacturing businesses in separate asset acquisition transactions in 2000 and 2001.

7. Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2004	May 31, 2005
Salaries and commissions	$230,345	$436,578
Taxes	93,069	514,976
Other	45,287	134,255

	$368,701	$1,085,809

ACCESS OIL TOOLS, INC.

Notes to financial statements—(continued)

December 31, 2004 and May 31, 2005

8. Notes Payable and Line of Credit

Notes payable consist of the following:

	December 31, 2004	May 31, 2005
Joe Ramey, $430,000 note dated April 7, 2000, maturing April 1, 2006, payable in monthly installments of $7,514 through May 2002 and $10,250 through maturity, interest rate 12.00%, secured by equipment.	$150,862	$—
Joe Ramey, $361,500 note dated April 7, 2000, maturing April 1, 2006, payable in monthly installments of $6,313 through May 2002 and $8,611 through maturity, interest rate 12.00%, secured by equipment.	126,741	—
Todd Broussard, $263,750 note dated April 7, 2000, maturing April 1, 2006, payable in monthly installments of $4,609 through May 2002 and $6,287 through maturity, interest rate 12.00%, secured by equipment.	92,534	—
Todd Broussard, $1,000,000 note dated October 8, 2004, maturing October 8, 2009, payable in monthly installments of $19,333 through maturity, interest rate 6.00%, secured by stock.	971,263	—
Stogner Licensing, $353,124 note dated October 12, 2001, maturing September 30, 2005, payable in quarterly installments of $22,000 through maturity, no interest, unsecured.	66,000	44,000
International Tool Company, Ltd., $400,000 note dated October 12, 2001, maturing October 12, 2005, payable in monthly installments of $3,333 through October 2002 and $12,910 through maturity, interest rate 10.00%, unsecured.	123,345	—
Hibernia National Bank, $140,800 note dated December 4, 2002, due December 4, 2007, payable in monthly installments of $ 2,711 interest rate 5.75%, secured by machinery and equipment, accounts receivable, intangibles, inventories and continuing guarantees of the stockholders.	89,329	—
Hibernia National Bank, $216,743 note dated July 10, 2003, due July 10, 2008, payable in monthly installments of $4,098, interest rate 5.00%, secured by machinery.	160,803	—
Hibernia National Bank, $181,045 note dated November 5, 2004, due November 5, 2009, payable in monthly installments of $3,417, interest rate 5.00%, secured by machinery.	178,383	—

	1,959,260	44,000
Less: Current portion	742,999	44,000

Long-term portion	$1,216,261	$—

At December 31, 2004, the Company also had a $4,000,000 line of credit dated November 5, 2004, with Hibernia National Bank. This line of credit was due on demand with an interest rate of LIBOR plus the applicable margin (3.63% at December 31, 2004). This line of credit was secured by machinery and equipment, accounts receivable, intangibles, inventories and continuing guarantees of the shareholders.

At December 31, 2004, the Company had $3,135,042 outstanding and $864,958 available on its line of credit.

On May 31, 2005, immediately prior to its acquisition of the Company, Forum repaid on behalf of the Company outstanding debt totaling $4,117,635 and advanced an additional $799,513 to the Company. This

ACCESS OIL TOOLS, INC.

Notes to financial statements—(continued)

December 31, 2004 and May 31, 2005

unsecured advance, used for the buyout of a former shareholder’s consulting agreement and for working capital purposes, has no stated maturity or interest and is included as “Due to Forum Oilfield Technologies, Inc.” in the accompanying Balance Sheet at May 31, 2005.

9. Income Taxes

The Company has provided for income taxes as follows:

	December 31, 2004	May 31, 2005
Currently payable
Federal tax	$718,397	$598,509
State tax	98,045	83,980
Deferred tax expense (benefit)	113,901	(26,505)

Total provision for income taxes	$930,343	$655,984

The tax effect of temporary differences between financial accounting and federal income tax accounting creating deferred income tax assets and liabilities are as follows:

	December 31, 2004	May 31, 2005
Allowance for doubtful accounts	$9,200	$8,740
Inventory	90,849	93,444

Gross current deferred tax asset	100,049	102,184

Depreciation and amortization	(333,447)	(301,089)
Goodwill—tax deductible	(148,404)	(161,076)
Other intangibles	(40,023)	(35,339)

Gross noncurrent deferred tax liability	(521,874)	(497,504)

Net deferred income tax liability	$(421,825)	$(395,320)

A reconciliation of the statutory U.S. income tax rate and the effective income tax rate, as computed on earnings before income tax provision in each of the three years presented in the consolidated statements of operations is as follows:

	December 31, 2004	May 31, 2005
Statutory rate	34%	34%
State income taxes, net of federal benefit	3	3
Foreign sales deduction	(1)	(2)

	36%	35%

The Company has not recorded a valuation allowance as of December 31, 2004, or May 31, 2005, because amounts recorded as deferred tax assets are currently expected to be realized through future taxable income.

ACCESS OIL TOOLS, INC.

Notes to financial statements—(continued)

December 31, 2004 and May 31, 2005

10. Related Party Transactions

The Company transacted business during 2004 and 2005 with stockholders and with T & J Equipment, which is 50% owned by a shareholder of the Company. These transactions resulted in the following amounts which are included in the financial statements for the year ended December 31, 2004, and for the five month period ended May 31, 2005.

	December 31, 2004	May 31, 2005
Notes payable—Joe Ramey (Note 7)	$277,603	$—
Accrued interest payable	2,647	—
Interest expense	45,295	—
Rent expense	113,436	47,265
Purchases	1,975	—

Under a lease commencing in August 2002, the Company leased land and buildings from a shareholder. On February 28, 2006, Forum exercised its $855,700 purchase option on its lease of the Company’s manufacturing facilities (Note 13).

On October 8, 2004, the Company repurchased from a shareholder 82 shares of its common stock and 30 warrants to purchase common stock of the Company for $1,499,800 (Note 15). Additionally, the Company entered into a consulting agreement with the former shareholder (Note 11).

On May 31, 2005, in connection with its acquisition of Access Oil Tools, Inc., Forum Oilfield Technologies, Inc. advanced $4,917,148 to the Company (Note 8).

11. Commitments and Contingencies

Under the Company’s insurance programs, coverage is obtained for catastrophic exposure under a self-insured program. It is the policy of the Company to retain a significant portion of certain expected losses related to employee health insurance. A provision for losses expected under this program is recorded based upon the Company’s estimates of the aggregate liability for claims incurred.

Under the self-insured health insurance plan for its employees, the Company pays a portion of the premiums for its employees and is liable for the first $20,000 of claims per employee with a determinable maximum exposure which includes the premiums, administration fees and claims. Once the aggregate deductible is met, claims in excess of $20,000 are reimbursed by the coinsurer. The Company had no claims to be reimbursed by the coinsurer at December 31, 2004 or May 31, 2005.

On October 8, 2004, the Company entered into a consulting agreement with a former shareholder. As compensation for the performance of consulting services, the Company agreed to pay the former shareholder $9,667 per month, beginning on November 15, 2004, and ending on October 15, 2009. On May 31, 2005, the Company was acquired by Forum Oilfield Technologies, Inc. and this agreement was terminated, with a payment to the former shareholder of $449,089.

ACCESS OIL TOOLS, INC.

Notes to financial statements—(continued)

December 31, 2004 and May 31, 2005

12. Retirement Plan

On January 1, 1998, the Company established a Simple IRA pension plan, covering all employees who earned $5,000 or more per year, during any prior year of employment. The company will contribute a matching contribution to each eligible employee’s Simple IRA equal to the employee’s salary reduction contributions up to a limit of 3% of the employee’s compensation for the year. The employer contribution was $31,655 for the five month period ended May 31, 2005, and was $70,594 for the year ended December 31, 2004.

13. Operating Leases

The Company leases its plant location in Louisiana, office space and apartment in Texas, and office equipment. Minimum future rental payments under lease agreements having terms in excess of one year as of December 31, 2005, and for seven months ended December 31, 2005, and each of the next four years and in the aggregate are as follows:

Seven Months Ended December 31, 2005	$77,988

Years Ended December 31
2006	$124,121
2007	75,032
2008	3,256
2009	—

$202,409

Included in the above table are lease obligations related to the Company’s manufacturing facilities of $96,893 and $69,480 for years ended December 31, 2006 and 2007, respectively, which are leased from a shareholder for $9,453 per month. The Company had the option to purchase at any time through February 28, 2006, the leased property for a cash purchase price of $855,700. On February 28, 2006, Forum exercised its option and acquired the Company’s manufacturing facilities, and as a result, this lease payment obligation was terminated at that date.

14. Customer Concentrations

For the year ended December 31, 2004, and during the five month period ended May 31, 2005, approximately 30% and 27%, respectively, of the Company’s net sales were made to foreign customers. An adverse change in either economic conditions abroad or the Company’s relationship with significant foreign distributors could negatively affect the volume of the Company’s international sales and the Company’s results of operations.

Sales to customers for the year ended December 31, 2004, and for the five month period ended May 31, 2005, which amounted to 10% or more of the Company’s revenues are as follows:

	December 31, 2004		May 31, 2005
	Amount	Percent of Total Revenue	Amount	Percent of Total Revenue
Customer A	$2,557,086	15%	$2,191,230	20%
Customer B	1,861,823	11

ACCESS OIL TOOLS, INC.

Notes to financial statements—(continued)

December 31, 2004 and May 31, 2005

Accounts receivable at December 31, 2004, and May 31, 2005, which amounted to 10% or more of the Company’s accounts receivables are as follows:

	December 31, 2004		May 31, 2005
	Amount	Percent of Total Revenue	Amount	Percent of Total Revenue
Customer A	$469,300	15%	$689,181	17%
Customer B	602,858	19	561,106	14

No other customer accounted for more than 10% of either sale for the year ended December 31, 2004, or for the five month period ended May 31, 2005, or for accounts receivable at December 31, 2004, or May 31, 2005.

15. Shareholders’ Equity

On April 7, 2000, 30 common stock warrants with an exercise price of $1 per share were issued to each of the Company’s two shareholders. These 60 warrants have no voting rights, are nontransferable, nonassignable and expire on April 7, 2010.

On October 8, 2004, the Company repurchased one shareholder’s 82 shares of common stock and 30 common stock warrants for $1,499,800. These shares and warrants are reflected in Treasury Shares and Warrants in the accompanying Balance Sheets at December 31, 2004, and May 31, 2005.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Advance Manufacturing Technology, Inc.

In our opinion, the accompanying balance sheet and the related statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Advance Manufacturing Technology, Inc. (the “Company”) at October 31, 2005, and the results of its operations and its cash flows for the ten month period ended October 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

On October 31, 2005, the Company was acquired by Forum Oilfield Technologies Inc. (Note 1).

/s/ PricewaterhouseCoopers LLP

Houston, Texas

August 31, 2007

ADVANCE MANUFACTURING TECHNOLOGY, INC.

Balance sheet

As of October 31, 2005

Assets
Current assets
Cash and cash equivalents	$46
Accounts receivable—trade	1,070,784
Inventories (Note 3)	2,808,833
Other assets	53,669

Total current assets	3,933,332

Property and equipment, net (Note 4)	1,130,280

Total assets	$5,063,612

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable—trade	$376,910
Accrued expenses (Note 6)	224,140
Income taxes payable	292,731
Deferred revenue	93,118

Total current liabilities	986,899

Deferred income tax (Note 7)	233,215

Commitments and contingencies

Shareholders’ equity (Note 8)
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	3,000
Retained earnings	3,840,498

Total shareholders’ equity	3,843,498

Total liabilities and shareholders' equity	$5,063,612

The accompanying notes are an integral part of these financial statements.

ADVANCE MANUFACTURING TECHNOLOGY, INC.

Statement of income

Ten month period ended October 31, 2005

Revenue
Product sales	$7,505,894
Related party services (Note 10)	421,177
Other	19,742

Total revenue	7,946,813

Cost of sales	4,477,078
Related party cost of services (Note 10)	134,564

Total cost of sales	4,611,642

Gross profit	3,335,171

Selling, general and administrative expenses	1,305,852

Operating income	2,029,319

Interest income	3,197
Interest expense	(31,396)

Income before income taxes	2,001,120

Income tax expense	687,284

Net income	$1,313,836

The accompanying notes are an integral part of these financial statements.

ADVANCE MANUFACTURING TECHNOLOGY, INC.

Statement of changes in shareholders’ equity

Ten month period ended October 31, 2005

	Common Stock		Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balances at January 1, 2005	100	$3,000	$3,089,737	$3,092,737

Net income	—	—	1,313,836	1,313,836
Dividends	—	—	(563,075)	(563,075)

Balances at October 31, 2005	100	$3,000	$3,840,498	$3,843,498

The accompanying notes are an integral part of these financial statements.

ADVANCE MANUFACTURING TECHNOLOGY, INC.

Statement of cash flows

Ten month period ended October 31, 2005

Cash flows from operating activities
Net income	$1,313,836
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	227,665
Deferred income tax	96,880
Changes in assets and liabilities
Accounts receivable	(16,551)
Inventories	(957,275)
Other assets	(21,240)
Accounts payable and accrued expenses	91,131
Income taxes payable	231,082
Deferred revenue	93,118

Net cash provided by operating activities	1,058,646

Cash flows from investing activities
Purchases of property and equipment	(101,209)

Net cash used in investing activities	(101,209)

Cash flows from financing activities
Dividends	(563,075)
Repayments of debt	(745,775)

Net cash used in financing activities	(1,308,850)

Net decrease in cash and cash equivalents	(351,413)

Cash and cash equivalents
Beginning of year	351,459

End of year	$46

Supplemental disclosure of cash flow information
Cash paid during the year for
Interest	$31,396
Income taxes	353,795

The accompanying notes are an integral part of these financial statements.

ADVANCE MANUFACTURING TECHNOLOGY, INC.

Notes to financial statements

Ten month period ended October 31, 2005

1. Organization

Advance Manufacturing Technology, Inc. (“AMT”) was incorporated in the State of Louisiana on July 20, 1987. The Company is engaged in the manufacture and sale of high pressure wireline blowout preventers and custom-machined tools for the oil and gas industry. The Company also provides pipe cutting and threading services to an affiliate (Note 10). The Company’s sales are to customers within the United States with a majority of those sales located in the states of Louisiana and Texas.

On October 31, 2005, the Company was acquired by Forum Oilfield Technologies, Inc. (“Forum”) and the results of the Company’s operations were included in the consolidated financial statements of Forum beginning November 1, 2005. Forum paid cash of approximately $9,200,000 plus 11,944 shares (valued at $100 per share) of Forum’s common stock to the previous shareholders in exchange for all shares of the Company’s common stock. As part of the acquisition process, the Company distributed the available cash of $563,075 as dividends to the previous shareholders on October 31, 2005.

These financial statements have been prepared to reflect the accounting period immediately prior to the acquisition of the Company by Forum.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements include the accounts of the Company, all of which are under common control and ownership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results may differ from these estimates. The most significant estimates used in the Company’s financial statements include fixed asset useful lives, valuation of inventory and the valuation of the allowance for doubtful accounts receivable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable—Trade

Accounts receivable—trade are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to amounts past due. Trade accounts receivable are periodically evaluated for collectibility based on past credit history with customers and their current financial condition, and are charged against the allowance for doubtful accounts when they are determined to be uncollectible.

ADVANCE MANUFACTURING TECHNOLOGY, INC.

Notes to financial statements—(continued)

Ten month period ended October 31, 2005

Inventories

Inventory consisting of finished goods, work in process, and raw material is carried at cost. Cost, which includes the cost of raw materials, labor and overhead for finished goods, is determined on a first-in first-out basis. In the event inventory becomes obsolete, it is written off.

Property and Equipment

Property and equipment are stated at cost. Expenditures for property and equipment and for items which substantially increase the useful lives of existing assets, are capitalized at cost and depreciated over their estimated useful life utilizing the straight-line method. Routine expenditures for repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of property and equipment disposed of are eliminated from the accounts, and any resulting gain or loss is recognized.

The Company reviews for the impairment of long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset are less than its carrying amount. The impairment loss recognized represents the excess of the asset’s carrying value as compared to its estimated fair value. There were no impairments of long lived assets during the ten month period ended October 31, 2005.

The Company records the fair value of an asset retirement obligation as a liability in the period in which the associated legal obligation is incurred. There were no asset retirement obligations recorded at October 31, 2005.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of the Company’s assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. The Company records a valuation reserve in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized.

Revenue

Revenue from product sales including shipping costs is recognized as title passes to the customer which is generally when items are shipped from the Company’s facilities. Revenue from services is recognized when the service is completed. Any prepayments are recorded as deferred revenue.

Credit Risk

Financial instruments which potentially subject the company to concentrations of credit risk include trade receivables.

Financial Instruments

The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments.

ADVANCE MANUFACTURING TECHNOLOGY, INC.

Notes to financial statements—(continued)

Ten month period ended October 31, 2005

Variable Interest Entities

FASB Interpretation (“FIN”) 46(R) Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51, requires companies to evaluate for any variable interest entities (VIEs) whose sole purpose is to provide services to the Company. FIN 46(R) was applicable to the Company on January 1, 2005. No such VIEs were determined to exist upon adoption of FIN 46(R) at October 31, 2005.

3. Inventories

Inventories consisted of the following:

Raw materials	$956,102
Work in process	420,490
Finished goods	1,432,241

$2,808,833

4. Property and Equipment

Property and equipment consisted of the following:

	Estimated Useful Life
	(in Years)
Machinery and equipment	5 – 10	$2,270,506
Computer software & equipment	7 – 10	133,878
Automobiles and trucks	5 – 10	82,161
Furniture and fixtures	7 – 10	49,085
Office equipment	7 – 10	26,183

		2,561,813
Less: Accumulated depreciation		1,431,533

Property, plant and equipment, net		$1,130,280

5. Notes Payable

During the months ended October 31, 2005, the Company repaid approximately $746,000 in notes payable to various creditor lenders. All related interest was paid at the time of repayment of the notes payable. As of October 31, 2005, the notes and interest payable balance were $0.

6. Accrued Expenses

Accrued Expenses consist of the following:

Benefit plan contribution	$89,720
Property taxes	70,590
Other	63,830

$224,140

ADVANCE MANUFACTURING TECHNOLOGY, INC.

Notes to financial statements—(continued)

Ten month period ended October 31, 2005

7. Income Taxes

The Company has provided for income taxes as follows:

Current tax expense	$590,404
Deferred tax expense	96,880

Total provision for income taxes	$687,284

The tax effect of temporary difference between financial accounting and federal income tax accounting creating deferred income tax liability is as follows:

Property and equipment	$233,215

Deferred income tax liability	$233,215

A reconciliation of the statutory U.S. income tax rate and the effective income tax rate, as computed on earnings before income tax provision is as follows:

Income tax expense at the statutory rate	$680,381	34.0%
Change resulting from
State taxes, net of federal tax benefit	61,508	3.0
Nondeductible expenses	14,054	0.7
Domestic incentives	(17,403)	(0.9)
State tax inventory credits	(51,256)	(2.5)

	$687,284	34.3%

The American Jobs Creation Act of 2004 created the domestic production activities deduction, a tax benefit for certain domestic activities including manufacturing. This deduction provides a tax savings against income attributable to domestic production activities.

State tax inventory credits represent credits given against local property tax payments. The Louisiana parish assesses a property tax on inventory. The state gives a credit for the property taxes paid locally.

8. Shareholders’ Equity

On October 31, 2005, the Company was acquired by Forum. Forum paid cash of approximately $9,200,000 plus 11,944 shares (valued at $100 per share) of Forum’s common stock to the previous shareholders in exchange for all shares of the Company’s common stock. As part of the acquisition arrangement, the Company distributed the available cash of $563,075 as dividends to the previous shareholders on October 31, 2005.

9. Significant Customers

For the ten month period ended October 31, 2005, three customers accounted for 55%, 21%, 18% and 16%, respectively, of the Company’s revenues. These three customers comprised 33% of accounts receivable as of October 31, 2005.

ADVANCE MANUFACTURING TECHNOLOGY, INC.

Notes to financial statements—(continued)

Ten month period ended October 31, 2005

10. Related Party Transactions

The Company transacted business with the Company’s shareholder and its affiliates. The transactions with the shareholders and its affiliates were primarily leasing of building office facilities, terminated on October 31, 2005, and performing services. The lease of building office facilities was from an affiliate of the shareholder which also leases land and building facilities to other affiliates of the shareholders.

These transactions resulted in the following amounts which are included in the financial statements for the ten month period ended October 31, 2005:

Revenue from services	$421,177
Cost of revenue from services	134,564
Rent expense	210,000
Related party receivables	22,999

11. Retirement Plan

The Company operated a 401(k) Profit Sharing Plan covering all full-time employees who had completed one full year of service. The eligible employee’s contribution was deposited into the investment plan of their choice following the end of each payroll period. For the period ending October 31, 2005, the Company recorded an expense of $59,060 for the employer contributions.

12. Subsequent Events

As of November 1, 2005, the Company leased all of its shop and office space from the Company’s selling shareholders. The shop and office space lease totals $21,000 per month through October 31, 2010. Minimum future rental payments under these lease agreements are as follows:

Period from October 31, 2005 to December 31, 2005	$42,000
Years Ended December 31
2006	252,000
2007	252,000
2008	252,000
2009	252,000
2010	210,000

$1,260,000

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Acadiana Oilfield Instruments, Inc. and

Advanced Manufacturing Systems, Inc.

In our opinion, the accompanying combined balance sheet and the related combined statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the combined financial position of Acadiana Oilfield Instruments, Inc. (“AOI”) and Advanced Manufacturing Systems, Inc. (“AMS”) (together, the “Companies”) at November 23, 2005, and the results of their combined operations and their combined cash flows for the 327-day period ended November 23, 2005, in conformity with accounting principles generally accepted in the United States of America. These combined financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

On November 23, 2005, the Companies were acquired by Forum Oilfield Technologies, Inc. (Note 1).

/s/ PricewaterhouseCoopers LLP

Houston, Texas

November 7, 2006

ACADIANA OILFIELD INSTRUMENTS, INC.

ADVANCED MANUFACTURING SYSTEMS, INC.

Combined balance sheet

November 23, 2005

Assets
Current assets
Cash and cash equivalents	$418,628
Accounts receivable—trade, net of allowance for doubtful accounts of $35,000	3,093,882
Inventories (Note 3)	1,135,669
Other receivables	101,997
Prepaid expenses	133,012

Total current assets	4,883,188
Property and equipment, net (Note 4)	2,385,687
Other assets	2,060

Total assets	$7,270,935

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of notes payable (Note 5)	$110,845
Accounts payable—trade	1,097,211
Accrued expenses	298,683
Due to Forum Oilfield Technologies, Inc.	764,751

Total current liabilities	2,271,490

Notes payable (Note 5)	79,774

Commitments and Contingencies (Note 7)

Stockholders’ equity
Common stock of AOI, $1 par value, 1,250 shares authorized, issued and outstanding	1,250
Common stock of AMS, no par value, 300 shares authorized, issued and outstanding	1,500
Additional paid-in capital	434
Retained earnings	4,916,487

Total stockholders’ equity	4,919,671

Total liabilities and stockholders’ equity	$7,270,935

The accompanying notes are an integral part of these combined financial statements.

ACADIANA OILFIELD INSTRUMENTS, INC.

ADVANCED MANUFACTURING SYSTEMS, INC.

Combined statement of income

327-day period ended November 23, 2005

Revenue
Product sales	$8,487,749
Rental	2,794,508
Other	453,812

Total revenue	11,736,069

Cost of sales
Products	6,109,712
Rental	433,173

Total cost of sales	6,542,885

Gross profit	5,193,184

Operating expense
General and administrative expenses	2,741,099
Research and development costs	9,659
Loss on sales of fixed assets	13,384

Total operating expenses	2,764,142

Operating income	2,429,042
Interest expense	93,492

Net Income	$2,335,550

The accompanying notes are an integral part of these combined financial statements.

ACADIANA OILFIELD INSTRUMENTS, INC.

ADVANCED MANUFACTURING SYSTEMS, INC.

Combined statement of changes in stockholders’ equity

327-day period ended November 23, 2005

	Common Stock		Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2005	1,550	$2,750	$2,700,229	$2,702,979
Net income			2,335,550	2,335,550
Dividends			(119,292)	(119,292)

Balance at November 23, 2005	1,550	$2,750	$4,916,487	$4,919,237

The accompanying notes are an integral part of these combined financial statements.

ACADIANA OILFIELD INSTRUMENTS, INC.

ADVANCED MANUFACTURING SYSTEMS, INC.

Combined statement of cash flows

327-day period ended November 23, 2005

Cash flows from operating activities
Net income	$2,335,550
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	603,597
Gain on dispositions of rental equipment	(174,780)
Loss on sales of fixed assets	13,384
Changes in assets and liabilities
Accounts receivable	(828,252)
Inventories	(323,766)
Other receivables	(94,750)
Prepaid expenses	(24,705)
Accounts payable	184,015
Accrued expenses	(52,046)

Net cash provided by operating activities	1,638,247

Cash flows from investing activities
Purchases of property and equipment	(954,369)
Proceeds from disposition of rental equipment	368,261
Proceeds from the sale of fixed assets	58,400

Net cash used in investing activities	(527,708)

Cash flows from financing activities
Repayments of long-term debt	(224,480)
Repayments of related party debts	(299,237)
Repayments of bank overdrafts	(111,608)
Dividends	(119,292)

Net cash used in financing activities	(754,617)

Net increase in cash	355,922
Cash and cash equivalents
Beginning of year	62,706

End of year	$418,628

Supplemental disclosure of cash flow information Noncash activities (Note 5)
Repayment of long-term debt and amounts due to related parties by Forum Oilfield Technologies, Inc.	$764,751

The accompanying notes are an integral part of these combined financial statements.

ACADIANA OILFIELD INSTRUMENTS, INC.

ADVANCED MANUFACTURING SYSTEMS, INC.

Notes to combined financial statements

November 23, 2005

1. Organization

Acadiana Oilfield Instruments, Inc. (“AOI”) was incorporated in the State of Louisiana on January 31, 1986, and with the consent of their stockholders, AOI elected to be taxed as a Subchapter S Corporation beginning January 1, 2004. Advanced Monitoring Systems, Inc. (“AMS”) was incorporated in the State of Louisiana on February 9, 1998, as a Subchapter S Corporation. AOI and AMS (together, the “Companies”) are engaged in the manufacture, sale and rental of drilling instrumentation systems. The Companies’ sales are to customers within the United States and internationally with a majority of those sales located in the states of Louisiana and Texas.

Prior to November 23, 2005, the Companies were under common control and ownership of certain individuals. On November 23, 2005, Forum Oilfield Technologies, Inc. (“Forum”) paid $10,919,000 to these individuals in exchange for all shares of the Companies’ common stock. Thereafter, the Companies were wholly owned by Forum and the results of the Companies’ operations were included in the consolidated financial statements of Forum beginning November 24, 2005. Subsequently, certain former shareholders paid $1,500,000 to Forum in exchange for 15,000 shares of Forum’s common stock and they became employees of Forum.

2. Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The accompanying combined financial statements include the accounts of AOI and AMS, all of which are under common control and ownership. All significant intercompany transactions have been eliminated in the combination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results may differ from these estimates. The most significant estimates used in the Company’s financial statements include fixed asset useful lives, valuation of inventory and the valuation of the allowance for doubtful accounts receivable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable—Trade

Accounts receivable—trade are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to amounts past due. Trade accounts receivable are periodically evaluated for collectibility based on past credit history with customers and their current financial condition, and are charged against the allowance for doubtful accounts when they are determined to be uncollectible.

ACADIANA OILFIELD INSTRUMENTS, INC.

ADVANCED MANUFACTURING SYSTEMS, INC.

Notes to combined financial statements—(continued)

November 23, 2005

Inventories

Inventory consisting of finished goods, work in process, raw material and materials and supplies held for resale is carried at the lower of cost or market. Market is defined as net realizable value for finished goods and as replacement cost for manufacturing parts and materials. Cost, which includes the cost of raw materials, labor and overhead for finished goods, is determined on a first-in first-out basis.

Property and Equipment

Property and equipment are stated at cost. Expenditures for property and equipment and for items which substantially increase the useful lives of existing assets, are capitalized at cost and depreciated over their estimated useful life utilizing the straight-line method. Routine expenditures for repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of property and equipment disposed of are eliminated from the accounts, and any resulting gain or loss is recognized. Proceeds from customers for rental equipment that is involuntarily lost, stolen or destroyed are recorded as revenue from product sales, with the resulting carrying value of the related rental equipment charged to cost of product sales.

The Companies review for the impairment of long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset are less than its carrying amount. The impairment loss recognized represents the excess of the asset’s carrying value as compared to its estimated fair value.

The Companies record the fair value of an asset retirement obligation as a liability in the period in which the associated legal obligation is incurred. There were no asset retirement obligations recorded at November 23, 2005.

Income Taxes

The Companies, with the consent of their owners, elected to be taxed as Subchapter S Corporation. In lieu of company level income taxes, the owners are taxed on their proportionate share of the net income from their operations. Accordingly, no provision or liability for income taxes is included in the accompanying combined financial statements for their operations.

Revenue

Revenue from product sales including shipping costs is recognized as title passes to the customer which is generally when items are shipped from the Companies’ facilities. Revenue from rentals is recognized over the period of the rental contract. Revenue from services is recognized when the service is completed. Proceeds from customers for rental equipment that is involuntarily lost, stolen or destroyed are recorded as revenue. Any prepayments are recorded as deferred revenue.

Credit Risk

Financial instruments which potentially subject the Companies to concentrations of credit risk include temporary cash investments and trade receivables.

ACADIANA OILFIELD INSTRUMENTS, INC.

ADVANCED MANUFACTURING SYSTEMS, INC.

Notes to combined financial statements—(continued)

November 23, 2005

Financial Instruments

The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments. The carrying amount of long-term debt approximates fair value due to the short maturity of the debt.

3. Inventories

Inventories consisted of the following:

Raw materials	$30,865
Work in process	95,724
Finished goods	1,009,080

$1,135,669

4. Property and Equipment

Property and equipment consisted of the following:

	Estimated Useful Life
	(in Years)
Leasehold improvements	7	$256,470
Machinery and equipment	5	4,350,582
Automobiles and trucks	7	479,156
Furniture and fixtures	7	92,721

		5,178,929
Less: Accumulated depreciation		2,793,242

Property, plant and equipment, net		$2,385,687

5. Notes Payable and Line of Credit

Notes payable and line of credit consist of the following:

U.S. Bancorp, $96,146 note dated January 28, 2003, due February 28, 2008, payable in monthly installments of $1,863, interest rate 6.1%, secured by the Companies’ machinery	$46,897
U.S. Bancorp, $88,015 note dated December 24, 2004, due December 31, 2009, payable in monthly installments of $1,730, interest rate 6.9%, secured by the Companies’ machinery	75,360
AICCO, Inc., $113,910 note attributable to annual insurance premium, dated September 7, 2005, due June 30, 2006 payable in monthly installments of $11,746, interest rate 6.7%.	68,362

190,619
Less: Current portion	110,845

Long-term portion	$79,774

ACADIANA OILFIELD INSTRUMENTS, INC.

ADVANCED MANUFACTURING SYSTEMS, INC.

Notes to combined financial statements—(continued)

November 23, 2005

Prior to and as of November 23, 2005, in connection with its acquisition of the Companies, on behalf of the Companies Forum repaid outstanding debt to third parties and former owners of the Companies totaling $764,751. This unsecured advance has no stated maturity and is recorded as “Due to Forum Oilfield Technologies, Inc.” in the accompanying balance sheet.

The Companies also have $1,000,000 unused line of credit with a bank as of November 23, 2005. This line of credit was closed in December 2005.

6. Related Party Transactions

The Companies transacted business with Forum and their former owners, each of whom are now employees of the Companies. The transactions with Forum were primarily assuming and/or repaying long-term debt to third parties and former owners of the Companies (Note 5). The transactions with the former owners were primarily leasing of building and office facilities.

These transactions resulted in the following amounts which are included in the combined financial statements as of November 23, 2005:

Due to Forum Oilfield Technologies, Inc.	$764,751
Rent expense	16,924

7. Commitments and Contingencies

On October 1, 2005, the Companies lease all of their shop and office space from the Companies’ shareholders. The shop space lease totals $2,000 per month and the two office space leases total $6,462 per month. These leases expired in November 2006 and were renewed on a month to month basis.

8. Retirement Plan

The Companies operated a Simplified Employer Plan (“SEP”) covering all full-time employees who had completed two full years of service prior to the balance sheet date. The eligible employee’s contribution was deposited into the investment plan of their choice following the end of the plan year. As of the balance sheet date, the Companies have made accruals in the amount of $132,250 for the employer contribution for the 327-day period ended November 23, 2005.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Forum Oilfield Technologies, Inc.

We have audited the accompanying balance sheets of Baker Supply Products Division (the “Division” or “Baker SPD”, a product line group within Baker Oil Tools) as of December 31, 2004 and 2005 and February 28, 2006, and the related statements of income, changes in division equity and cash flows for the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006. These financial statements are the responsibility of the Division’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Division as of December 31, 2004 and 2005 and February 28, 2006, and the results of its operations and cash flows for the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006, in conformity with U.S. generally accepted accounting principles.

On March 1, 2006, Forum Oilfield Technologies, Inc. acquired the Division in an asset purchase transaction.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas

January 26, 2007

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Balance sheets

	December 31, 2004	December 31, 2005	February 28, 2006
Assets
Current assets
Cash and cash equivalents	$—	$—	$—
Accounts receivable, net—trade	4,927,405	5,996,570	6,913,398
Inventories, net	9,906,065	8,769,609	9,013,454
Deferred income taxes	624,895	696,632	702,422

Total current assets	15,458,365	15,462,811	16,629,274

Long-term assets
Property and equipment, net	1,863,924	1,795,419	1,774,104
Deferred income taxes	30,658	20,955	21,596

Total long-term assets	1,894,582	1,816,374	1,795,700

Total assets	$17,352,947	$17,279,185	$18,424,974

Liabilities and Division Equity
Current liabilities
Accounts payable—trade	$2,447,159	$3,278,081	$3,217,818
Accrued expenses	697,726	1,003,875	307,235
Income taxes payable	1,865,464	2,873,379	3,371,572

Total current liabilities	5,010,349	7,155,335	6,896,625

Total liabilities	5,010,349	7,155,335	6,896,625

Commitments and contingencies	—	—	—

Division equity
Net assets	12,214,411	9,970,748	11,363,224
Accumulated other comprehensive income	128,187	153,102	165,125

Total division equity	12,342,598	10,123,850	11,528,349

Total liabilities and division equity	$17,352,947	$17,279,185	$18,424,974

See notes to financial statements.

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Statements of income

	Year Ended December 31, 2004	Year Ended December 31, 2005	Two Months Ended February 28, 2006
Revenues
Trade	$24,214,851	$32,491,672	$6,799,550
Related parties	829,570	868,388	128,882

Total revenues	25,044,421	33,360,060	6,928,432

Cost of goods sold
Trade	15,125,019	19,132,141	4,315,260
Related parties	365,801	383,762	59,450

Total cost of goods sold	15,490,820	19,515,903	4,374,710

Profit margin	9,553,601	13,844,157	2,553,722

Operating expenses
Selling, general and administrative	4,899,606	6,004,745	1,284,493
Depreciation and amortization	30,583	35,625	6,740
Other income, net	(39,956)	(5,297)	(44,782)

Total operating expenses	4,890,233	6,035,073	1,246,451

Income before provision for income taxes	4,663,368	7,809,084	1,307,271
Provision for income taxes	1,658,701	2,755,926	465,525

Net income	$3,004,667	$5,053,158	$841,746

See notes to financial statements.

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Statements of changes in division equity

	Net Assets	Accumulated Other Comprehensive Income	Total Division Equity
Balance, December 31, 2003	$11,146,209	$72,625	$11,218,834
Distribution to Baker Oil Tools, net	(1,936,465)	—	(1,936,465)
Comprehensive income:
Net income	3,004,667	—	3,004,667
Change in cumulative translation adjustment, net of deferred taxes of $29,918	—	55,562	55,562

Comprehensive income			3,060,229

Balance, December 31, 2004	12,214,411	128,187	12,342,598
Distribution to Baker Oil Tools, net	(7,296,821)	—	(7,296,821)
Comprehensive income:
Net income	5,053,158	—	5,053,158
Change in cumulative translation adjustment, net of deferred taxes of $13,418	—	24,915	24,915

Comprehensive income			5,078,073

Balance, December 31, 2005	9,970,748	153,102	10,123,850
Contribution from Baker Oil Tools, net	550,730	—	550,730
Comprehensive income:
Net income	841,746	—	841,746
Change in cumulative translation adjustment, net of deferred taxes of $6,471	—	12,023	12,023

Comprehensive income			853,769

Balance, February 28, 2006	$11,363,224	$165,125	$11,528,349

See notes to financial statements.

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Statements of cash flows

	Year Ended December 31, 2004	Year Ended December 31, 2005	Two Months Ended February 28, 2006
Cash flows from operating activities:
Net income	$3,004,667	$5,053,158	$841,746
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for doubtful accounts	74,333	(36,995)	18,000
Provision for inventory obsolescence	133,680	57,377	30,000
Depreciation expense	144,426	168,235	29,315
Deferred income tax expense	(145,364)	(75,015)	(12,694)
Changes in operating assets and liabilities
Accounts receivable—trade	(1,694,973)	(972,330)	(904,782)
Inventories	(1,391,602)	1,101,425	(262,329)
Accounts payable	1,201,304	826,890	(62,578)
Accrued expenses	187,973	304,169	(697,627)
Income taxes payable	528,958	969,637	478,219

Net cash flows provided by (used in) operating activities	2,043,402	7,396,551	(542,730)

Cash flows from investing activities:
Purchases of property and equipment	(106,937)	(99,730)	(8,000)

Net cash flows used in investing activities	(106,937)	(99,730)	(8,000)

Cash flows from financing activities:
Contribution from (distribution to) Baker Oil Tools, net	(1,936,465)	(7,296,821)	550,730

Net cash flows provided by (used in) financing activities	(1,936,465)	(7,296,821)	550,730

Effects of exchange rates on cash	—	—	—

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—

See notes to financial statements.

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Notes to financial statements

December 31, 2004 and 2005 and February 28, 2006

Note 1 – Organization

Baker Supply Products Division (the “Division” or “Baker SPD”) is a product line group within the Baker Oil Tools (“BOT”) division of the Completion and Production segment of Baker Hughes Incorporated (“BHI”). Founded in 1981, Baker SPD is engaged in the oilfield services industry as a supplier of wellbore-related products to the oil and natural gas industry and provides products for drilling, formation evaluation, completion and production of oil and natural gas wells. The Division’s primary facility is located in San Antonio, Texas, and it also operates a facility in Edmonton, Alberta, Canada. The Division has sales teams located throughout the United States and worldwide.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The financial statements include the accounts of Baker SPD. All significant intradivision accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Division bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes. While the Division believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts and inventory valuation reserves, recoverability of long-lived assets, useful lives used in depreciation and amortization, income taxes and insurance, environmental and legal.

Revenue recognition

The Division’s products are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include the right of return or other similar provisions or other significant post-delivery obligations. The products are produced in a standard manufacturing operation, even if produced to customer’s specifications, and are sold in the ordinary course of business through regular marketing channels. The Division recognizes revenue for these products upon delivery, when title passes and when collectibility is reasonably assured.

Cash and cash equivalents

For purposes of the statement of cash flows, the Division considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Notes to financial statements—(continued)

December 31, 2004 and 2005 and February 28, 2006

Accounts receivable—trade

Trade accounts receivable are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus, receivables do not bear interest, although a finance charge may be applied to amounts past due. Trade accounts receivable are periodically evaluated for collectibility based on past credit history with customers and their current financial condition, and are charged against the allowance for doubtful accounts when they are determined to be uncollectible. At December 31, 2004 and 2005 and February 28, 2006, accounts receivable are net of allowance for doubtful accounts of $265,555, $229,270 and $247,600, respectively.

Inventories

Inventory consisting of finished goods, materials and supplies held for resale is carried at the lower of cost or market. Market is defined as net realizable value for finished goods and as replacement cost for manufacturing parts and materials. Cost, which includes the cost of raw materials, labor and manufacturing overhead for finished goods, is determined on a first-in first-out basis.

Potentially impaired inventories are written down to the net realizable value at the time the impairment is identified. For the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006, the Division charged $133,680, $57,377 and $30,000, respectively, to cost of goods sold related to impairment of inventories.

Property, equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation is generally provided by using the straight-line method over the estimated useful lives of the individual assets, as follows:

Land	Indefinite
Building and improvements	5-30 years
Machinery and equipment	3-12.5 years

Expenditures for property and equipment and expenditures which substantially increase the useful lives of existing assets are capitalized at cost and depreciated over their estimated useful life. Routine expenditures for repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of property and equipment disposed of are eliminated from the accounts, and any resulting gain or loss is recognized in operations.

Valuation of long-lived assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Division are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may be recoverable. For long-lived assets to be held and used, the Division bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors exist that indicate that the carrying amount of the asset may not be recoverable. The

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Notes to financial statements—(continued)

December 31, 2004 and 2005 and February 28, 2006

Division determines whether an impairment has occurred by comparing the undiscounted cash flows derived from the asset to its net carrying value. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows. The Division believes all long-lived assets were fully realizable as of February 28, 2006.

Income taxes

The Division’s taxable income is included as part of a consolidated federal tax return with BHI. However, for financial reporting purposes, the Division calculates federal current and deferred income taxes as if it was a stand-alone entity.

The Division uses the liability method for determining its income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and taxes bases in assets and liabilities. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Foreign currency

The Division’s Canada operation has designated the Canadian Dollar as its functional currency and, as such, gains and losses resulting from balance sheet translations of foreign operations are included as a separate component of accumulated other comprehensive income within division equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables in the non-functional currency, are included in other operating income in the statements of income as incurred. The Division recorded net foreign currency transaction gains in other operating income in the statement of income of $23,983, $25,099 and $13,399 for the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006, respectively.

Financial instruments and credit risk

The Division grants credit to customers located nationally and internationally. However, all transactions are denominated in United States or Canadian Dollars which lessens the risk associated with foreign currency exchange rate fluctuations.

During the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006, the Division’s sales made to customers domiciled in foreign countries were $12,072,713, $15,867,749 and $3,236,343, respectively. An adverse change in either economic conditions abroad or the Division’s relationship with significant foreign distributors could negatively affect the volume of the Division’s international sales and its results of operations.

Financial instruments which potentially subject the Division to credit risk include accounts receivable, accounts payable and accrued liabilities. The Division’s cash balances are swept daily by BOT; therefore, the

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Notes to financial statements—(continued)

December 31, 2004 and 2005 and February 28, 2006

Division is not subject to risks associated with cash deposits. The Division’s policy is to evaluate each customer’s financial condition and determine the maximum amount of credit to be extended. Trade receivables are primarily from domestic and international oilfield service companies.

Note 3 – Inventories, net

Inventories, net, consisted of the following:

	December 31, 2004	December 31, 2005	February 28, 2006
Raw materials	$430,502	$361,428	$352,414
Work in process	318,063	749,625	919,229
Finished goods	10,240,999	8,677,636	8,776,845

	10,989,564	9,788,689	10,048,488
Less provision for obsolete inventory	(1,083,499)	(1,019,080)	(1,035,034)

Inventories, net	$9,906,065	$8,769,609	$9,013,454

Note 4 – Property and equipment, net

Property and equipment, net, consisted of the following:

	December 31, 2004	December 31, 2005	February 28, 2006
Land	$241,000	$241,000	$241,000
Building and improvements	1,762,956	1,823,104	1,823,104
Machinery and equipment	2,209,348	2,316,144	2,316,144
Construction in progress	84,289	17,075	25,075

	4,297,593	4,397,323	4,405,323
Less accumulated depreciation	(2,433,669)	(2,601,904)	(2,631,219)

Property and equipment, net	$1,863,924	$1,795,419	$1,774,104

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Notes to financial statements—(continued)

December 31, 2004 and 2005 and February 28, 2006

Note 5 – Income Taxes

The U.S. Division’s taxable income is included as part of a consolidated federal tax return with BHI and its Canadian taxable income is combined and included with Baker Hughes Canada, Inc. However, for financial reporting purposes, the Division calculated federal current and deferred income taxes as if it was a stand-alone entity. Income tax expense (benefit) is comprised of the following:

	Year Ended December 31, 2004	Year Ended December 31, 2005	Two Months Ended February 28, 2006
Current:
Federal	$1,018,055	$1,727,645	$228,229
Foreign	786,010	1,103,296	249,990

Total current tax expense	1,804,065	2,830,941	478,219

Deferred:
Federal	(142,757)	(71,622)	(12,694)
Foreign	(2,607)	(3,393)	—

Total deferred tax benefit	(145,364)	(75,015)	(12,694)

Provision for income taxes	$1,658,701	$2,755,926	$465,525

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Division’s deferred tax assets and liabilities are as follows:

	December 31, 2004	December 31, 2005	February 28, 2006
Deferred tax assets
Current
Allowance for doubtful accounts	$92,638	$79,629	$79,734
Reserve for obsolete inventory	379,225	356,679	362,262
Bonus accrual	153,032	260,324	260,426

Total current deferred tax assets	624,895	696,632	702,422

Long-term
Accumulated depreciation	99,684	103,399	110,511

Total deferred tax assets	724,579	800,031	812,933

Deferred tax liabilities
Long-term
Cumulative translation adjustment	69,026	82,444	88,915

Total deferred tax liabilities	69,026	82,444	88,915

Net deferred tax assets	$655,553	$717,587	$724,018

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Notes to financial statements—(continued)

December 31, 2004 and 2005 and February 28, 2006

Income tax expense for the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006 differed from the amounts computed by applying the U.S. federal income tax rate of 35 to pretax income as a result of the following:

	Year Ended December 31, 2004	Year Ended December 31, 2005	Two Months Ended February 28, 2006
Income tax at statutory rates	$1,632,179	$2,733,179	$457,545
Nondeductible expenses	16,399	20,351	6,265
Other reconciling items	10,123	2,396	1,715

Provision for income taxes	$1,658,701	$2,755,926	$465,525

Note 6 – Related Parties

Intra Company and Inter Company sales

From time to time in the normal course of operations, the Division conducts sales activities with related entities. These related entities are other divisions within BOT and other companies within BHI. All accounts receivables and accounts payables related to these transactions are recorded as related party receivables and payables. The Division consistently reconciles these balances to the other entities with the ultimate settlement occurring through BOT. During the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006, the Division recorded sales to related entities of $829,570, $868,388 and $128,882, respectively. Additionally, the Division recorded associated cost of goods sold to related entities for the same operating periods of $365,801, $383,762 and $59,450, respectively.

Inter Division receivable

The Division does not maintain control of cash accounts. Rather, all cash is swept daily by BOT and recorded as a distribution to BOT. Any necessary cash outflows are funded through BOT and recorded as a contribution. Distributions and contributions are recorded in net assets within division equity in the balance sheets. Typical expenses allocated by BOT include payroll expenses, legal and professional expenses, taxes as well as other selling, general and administrative expenses. BOT would allocate a percentage of its expenses to each subsidiary division, including Baker SPD, and each division would be responsible for appropriate accrual of such expenses.

Leases

BOT executes and maintains all leases for its divisions. Therefore, Baker SPD leases certain items, primarily vehicles, from BOT to use in its operations. During the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006, Baker SPD recorded $78,168, $111,497 and $14,523, respectively, as operating lease rental expense related to leases conducted through BOT.

Note 7 – Commitments and Contingencies—Litigation

The Division is involved from time to time in claims and legal actions arising in the ordinary course of business. There are no known legal claims against the Division that management is aware of which could reasonably expect to have a material adverse affect on the Division.

BAKER SUPPLY PRODUCTS DIVISION

(A Product Line Group within Baker Oil Tools)

Notes to financial statements—(continued)

December 31, 2004 and 2005 and February 28, 2006

Note 8 – Foreign Operations

Summary financial information for the Division’s Canadian operations, before eliminations of intradivision transactions, translated into U.S. dollars as of and for the years ended December 31, 2004 and 2005 and for the two months ended February 28, 2006, were as follows:

	December 31, 2004	December 31, 2005	February 28, 2006
Assets	$2,184,045	$2,520,371	$2,760,930
Liabilities	955,121	1,322,342	1,670,501

Net assets	$1,228,924	$1,198,029	$1,090,429

Net income	$1,659,555	$2,333,201	$544,065

Note 9 – Subsequent Event

On March 1, 2006, the Division was acquired by Forum Oilfield Technologies, Inc., in an asset purchase business combination for $42.5 million in cash subject to a working capital adjustment as defined in the purchase agreement.

REPORT OF INDEPENDENT AUDITORS

To Forum Canada ULC

We have audited the balance sheet of Pipe Wranglers Limited Partnership as at June 29, 2006 and the statements of earnings, partners’ equity and cash flows for the six-month period then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at June 29, 2006 and the results of its operations and its cash flows for the six-month period then ended in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 15 to the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Edmonton, Alberta

Canada

September 10, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PIPE WRANGLERS LIMITED PARTNERSHIP

Balance sheet

As at June 29, 2006

(expressed in Canadian dollars)

$
Assets

Current assets
Cash	370,554
Accounts receivable (note 3)	2,309,459
Inventories (note 4)	3,166,790
Prepaid expenses and deposits	93,051

5,939,854

Property and equipment (note 5)	1,127,355
Patents (note 6)	116,667

7,183,876

Liabilities

Current liabilities
Bank indebtedness (note 7)	1,725,000
Accounts payable and accrued liabilities (note 8(a))	2,807,480
Customer deposits	457,240
Due to related parties (note 8(b))	1,084,997
Current portion of long-term debt (note 9)	54,483

6,129,200
Long-term debt (note 9)	204,357

6,333,557

Commitments (note 10)

Partners’ Equity
Partners’ equity (11,250.01 units—note 11)	850,319

7,183,876

Approved

/s/ Mardy Mattson
Board of Directors of Forum Canada ULC

The accompanying notes are an integral part of the financial statements.

PIPE WRANGLERS LIMITED PARTNERSHIP

Statement of partners’ equity

For the six-month period ended June 29, 2006

(expressed in Canadian dollars)

	December 31, 2005 $	Net earnings for the period $	Contribution (Withdrawals) $	June 29, 2006 $
General partner	—	—	—	—
1133784 Alberta Ltd.	70,508	339,744	43,244	453,496
DJ Will Holdings Limited	60,435	169,872	(3,549)	226,758
Morelli Family Trust	31,991	—	(31,991)	—
1114755 Alberta Ltd.	30,219	—	(30,219)	—
Ron Christie	20,145	—	(20,145)	—
1211012 Alberta Ltd.	—	89,919	30,118	120,037
Vince Morelli	—	37,486	12,542	50,028

	213,298	637,021	—	850,319

The accompanying notes are an integral part of the financial statements.

PIPE WRANGLERS LIMITED PARTNERSHIP

Statement of earnings

For the six-month period ended June 29, 2006

(expressed in Canadian dollars)

$
Revenue	7,256,440

Cost of sales	5,121,423

Gross margin	2,135,017

General and administrative expenses
Selling, general and administration (note 8(c))	1,354,730
Depreciation and amortization	59,049
Interest to related parties (note 8(b))	46,712
Interest on long-term debt	17,651

1,478,142

Earnings before other expenses	656,875

Other expense
Foreign exchange loss	(19,854)

Net earnings for the period	637,021

The accompanying notes are an integral part of the financial statements.

PIPE WRANGLERS LIMITED PARTNERSHIP

Statement of cash flows

For the six-month period ended June 29, 2006

(expressed in Canadian dollars)

$

Cash provided for (used in)

Operating activities
Net earnings for the period	637,021
Items not affecting cash
Depreciation of property and equipment	161,148
Amortization of patents	20,000

818,169

Net change in non-cash working capital items
Accounts receivable	(775,315)
Inventories	(2,212,823)
Prepaid expenses and deposits	(30,431)
Accounts payable and accrued liabilities	1,180,320
Customer deposits	457,240

(562,840)

Investing activities
Purchase of property and equipment	(545,012)
Purchase of leasehold improvements	(6,254)

(551,266)

Financing activities
Increase in bank indebtedness	1,501,364
Repayment of long-term debt	(140,465)
Proceeds from long-term debt	281,508
Repayments to related parties—net	(157,747)

1,484,660

Increase in cash	370,554

Cash—Beginning of period	—

Cash—End of period	370,554

Supplementary information
Interest paid	30,470

The accompanying notes are an integral part of the financial statements.

PIPE WRANGLERS LIMITED PARTNERSHIP

Notes to financial statements

June 29, 2006

(expressed in Canadian dollars)

1. Nature of operations and basis of presentation

Pipe Wranglers Limited Partnership (the “Partnership”) manufactures and sells pipe-handling equipment used in the petroleum products industry worldwide. Pipe Wranglers Canada (2004) Inc. acts as the General Partner and controls the business and management affairs of the Partnership.

The Partnership was registered pursuant to the Partnership Act of Alberta and commenced operations in June 2004. These financial statements present the financial position and results of operations of the Partnership and do not include assets, liabilities, revenue and expenses of the general and limited partners. Any liability for income taxes on the earnings attributable to the partners is the responsibility of the partners and is not recorded in these financial statements.

In conjunction with an Agreement for Sale, the Partnership was dissolved at the close of business on June 29, 2006 and, through a series of transactions, all of the partnership assets and operations were transferred to a corporation, the shares of which were acquired by Forum Canada ULC, an unrelated company, on June 30, 2006.

2. Summary of significant accounting policies

a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The Partnership bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of accounting policies summarized below.

b) Revenue recognition

The Partnership recognizes revenue when performance requirements are met and collection is reasonably assured.

i) Revenue from the sale of pipe-handling equipment and parts is recorded when the goods are shipped and title has transferred.

ii) Service revenue is earned from subcontracting pipe-handling equipment and operators to well service and drilling companies. Revenue is recognized as services are provided.

c) Allowance for doubtful accounts

Allowance for doubtful accounts is estimated by management during periodic review of the aging of accounts receivable and the solvency of customers.

PIPE WRANGLERS LIMITED PARTNERSHIP

Notes to financial statements—(continued)

June 29, 2006

(expressed in Canadian dollars)

d) Inventory

Inventory is valued at the lower of cost and market value. Inventory includes raw materials, work-in-progress and finished goods.

i) Cost is defined as

Raw materials	– specific identification of cost
Work-in-progress/finished goods	– specific identification of costs of raw materials, direct labour costs and applicable manufacturing overhead.

ii) Market is defined as follows

Raw materials	– current replacement cost
Work-in-progress/finished goods	– net realizable value

e) Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful life at the following annual rates and methods.

Lay-down trucks	30% declining balance
Machinery and ship equipment	20% declining balance
Rental fleet	15% declining balance
Leasehold improvements	Straight-line over 2 years
Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance

f) Patents

The General Partner holds registered patents on behalf of the Partnership on the technology associated with the hydraulic lift units. The patents are recorded at cost. Amortization is provided on a straight-line basis over five years being the estimated economic life of the underlying technology.

Management assesses the carrying value of patents annually for impairment and records an impairment charge when the carrying amount exceeds fair value.

g) Warranty provision

The Partnership provides a warranty on products sold. The warranty accrual represents management’s best estimate of warranty costs expected to be incurred during the warranty period.

h) Foreign currency

The Partnership follows the temporal method when translating foreign currency transactions. Under this method, monetary assets and liabilities are translated at the year-end exchange rate. Non-monetary assets (property and equipment) are translated at exchange rates on their respective transaction dates. Revenue and expenses are translated at average rates of exchange for the period. The resulting gains and losses are included in earnings.

PIPE WRANGLERS LIMITED PARTNERSHIP

Notes to financial statements—(continued)

June 29, 2006

(expressed in Canadian dollars)

i) Research and development costs

Research and development costs are expensed as incurred.

j) Leases

Leases are classified as capital or operating. Leases which transfer substantially all of the benefits and risks incidental to ownership of property are accounted for as capital leases. Assets acquired under capital leases are included in property and equipment. All other leases are accounted for as operating leases and the related lease payments are charged to expense over the term of the lease.

k) Accounting for unit based compensation

Direct awards of partnership units to employees are accounted for using the fair value based method. Under this method, compensation cost attributable to employees is measured at fair value at the grant date.

l) Advertising and promotion

Advertising and promotion costs are expensed as incurred.

3. Accounts receivable

$
Trade	2,171,936
Goods and services tax and other	137,523

2,309,459

Included in trade accounts receivable is a deduction of $33,677 for balances considered uncollectible.

4. Inventories

$
Raw materials	859,398
Work-in-progress	1,851,004
Finished goods	456,388

3,166,790

PIPE WRANGLERS LIMITED PARTNERSHIP

Notes to financial statements—(continued)

June 29, 2006

(expressed in Canadian dollars)

5. Property and equipment

	Cost	Accumulated depreciation	Net
	$	$	$
Lay-down trucks	743,075	237,101	505,974
Machinery and shop equipment	292,877	53,176	239,701
Rental fleet	343,576	65,983	277,593
Leasehold improvements	121,950	73,975	47,975
Computer equipment	63,262	20,676	42,586
Furniture and fixtures	18,006	4,480	13,526

	1,582,746	455,391	1,127,355

Included in the cost of lay-down trucks are assets under capital lease of $281,508 and related depreciation included in accumulated depreciation of lay-down trucks of $7,038. During the period ended June 29, 2006, total depreciation expense is $161,148 of which $122,099 is included in cost of sales and $39,049 is included in general and administrative expenses.

6. Patents

$
Patents	200,000
Less: Accumulated amortization	83,333

116,667

Amortization of patents in each of the next three years and in total is as follows:

$
2007	40,000
2008	40,000
2009	36,667

116,667

7. Bank indebtedness

The line of credit is due on demand and bears interest at prime plus 1% per annum (7% at June 29, 2006). It is available to a maximum of $2,000,000. The line of credit and the demand bank loan described in note 9 are collateralized by limited guarantees totalling $1,000,000 from the shareholders of the General Partner and a general security agreement covering all assets of the Partnership.

PIPE WRANGLERS LIMITED PARTNERSHIP

Notes to financial statements—(continued)

June 29, 2006

(expressed in Canadian dollars)

8. Related party balances and transactions

a) Included in accounts payable and accrued liabilities are the following amounts due to related parties:

$
Trade payable owing to a limited partner	4,611
Trade payable owing to the child of the shareholder of a limited partner	841

5,452

b) Due to related parties

$
Promissory notes payable to the shareholders of the general partner	1,084,997

The promissory notes are due on demand and bear interest at 8% per annum. A second charge over all assets of the Partnership has been pledged as collateral. During the period ended June 29, 2006, the Partnership paid interest of $46,712 on these promissory notes.

c) Wages and benefits

For services provided during the period ended June 29, 2006, the Partnership paid wages totalling $218,258 to the trustee of a limited partner, the controlling shareholders of two limited partners and the child of the shareholder of a limited partner.

9. Long-term debt

$
Finance contract payable in blended monthly payments of $1,103 including interest at 8.0% per annum; final payment of $4,957 due January 2008, collateralized by specific equipment having a carrying value of $34,650	23,026
Finance contract payable in blended monthly payments of $2,844 including interest at 6.4% per annum, with the balance due May 2010, collateralized by specific equipment having a carrying value of $137,235	117,907
Finance contract payable in blended monthly payments of $2,844 including interest at 6.4% per annum, with the balance due May 2010, collateralized by specific equipment having a carrying value of $137,235	117,907

258,840
Less: Current portion	54,483

204,357

PIPE WRANGLERS LIMITED PARTNERSHIP

Notes to financial statements—(continued)

June 29, 2006

(expressed in Canadian dollars)

Principal repayments required over the next four years and in total are as follows:

$
2007	54,483
2008	56,763
2009	51,806
2010	95,788

258,840

10. Commitments

a) Purchases

At June 29, 2006, the Partnership has committed to purchase orders totalling $4,921,000 for pipe-handling equipment to be manufactured by subcontractors.

b) Leases

At June 29, 2006, the Partnership is committed to annual lease payments for premises, vehicles and equipment as follows:

$
2007	234,252
2008	122,462
2009	68,256
2010	62,577

11. Partners’ equity and distributable cash

At inception, the Partnership issued 10,000 units to the Limited Partners and 0.01 units to the General Partner for total consideration of $100.01. During the period ended June 29, 2006, 662 units (year ended December 31, 2005—588 units) were issued to a Limited Partner. Income and losses are allocated amongst the Limited Partners based on their percentage interest in the Partnership.

The General Partner is required to distribute annual payments to the Limited Partners, equal to “Distributable Cash” after completion of the financial statements. Distributable Cash is determined by the General Partner as being funds available for distribution to the Partners and not reasonably required for working capital, or for the purpose of paying operating expenses, capital expenses or establishing reserves for such expenses.

12. Economic dependence

The Partnership subcontracts the manufacture of certain pipe-handling equipment to third parties. During the period, approximately 36% of the equipment sold was manufactured by one supplier.

13. Research and development

Included in cost of sales are research and development expenditures of $412,931.

PIPE WRANGLERS LIMITED PARTNERSHIP

Notes to financial statements—(continued)

June 29, 2006

(expressed in Canadian dollars)

14. Financial instruments

a) Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligation to pay. The Partnership’s accounts receivable are subject to credit risks as a significant portion of its customers operate in the oil and gas industry. The Partnership performs credit review and has established collection procedures to mitigate this risk. A provision is maintained for any potential credit losses. At June 29, 2006, approximately 75% of the accounts receivable was with three customers. Management expects to collect these balances through normal collection procedures.

b) Currency risk

The Partnership is exposed to foreign currency risk since it realizes approximately 49% of its sales in U.S. currency. As a result, a significant portion of the Partnership’s accounts receivable is denominated in U.S. currency and the carrying amount of these assets will fluctuate with changes in the U.S. exchange rate. As at June 29, 2006, the Partnership had accounts receivable of $2,103,737 denominated in U.S. dollars.

c) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market interest rates. The Partnership is exposed to interest rate risk since its bank indebtedness bears interest based on variable rate financing. For each 1% change in the prime rate, interest expense and net income for the year will change by approximately $15,014.

d) Fair value

The Partnership’s financial instruments consist of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt and due to related parties. With respect to cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities, management believes the fair value approximates carrying amount because of the short-term maturities of these items.

The fair value of long-term debt approximates its carrying amount as the interest rates are comparable to current market rates available to the Partnership for similar debt instruments.

The fair value of the amounts due to related parties is not determinable as repayment terms are unknown; accordingly, a fair value cannot be determined by reference to similar debt owed to arms-length parties.

15. United States accounting principles reconciliation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles conform in all material respects with those in the United States (“U.S. GAAP”) except as noted below:

a) Reporting comprehensive income

Under U.S. GAAP, SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes all changes in equity during a period except those resulting from

PIPE WRANGLERS LIMITED PARTNERSHIP

Notes to financial statements—(continued)

June 29, 2006

(expressed in Canadian dollars)

investments by owners and distributions to owners. For the period ended June 29, 2006, comprehensive income equals net earnings for the period.

b) Cash flow from operating activities

Under U.S. GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

RB (GB) Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss and cash flows present fairly, in all material respects, the financial position of RB (GB) Limited and its subsidiary as at 31 August 2005 and 31 August 2006, and the results of their operations and their cash flows for the each of the two years in the period ended 31 August 2006 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Newcastle upon Tyne,

United Kingdom

4 October 2007

R B (GB) LIMITED

Consolidated profit and loss accounts

For the years ended 31 August 2005 and 31 August 2006

	Notes	2005 £	2006 £
TURNOVER		4,751,758	8,862,275
Cost of sales		(3,598,576)	(6,270,137)

GROSS PROFIT		1,153,182	2,592,138
Administrative expenses		(1,110,654)	(1,626,309)

		42,528	965,829
Other operating income	4	36,840	41,208

OPERATING PROFIT	5	79,368	1,007,037
Interest receivable and similar income	6	1,687	17,624

		81,055	1,024,661
Interest payable and similar charges	7	(972)	(11,955)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		80,083	1,012,706
Tax on profit on ordinary activities	8	(11,544)	(282,303)

PROFIT FOR THE FINANCIAL YEAR	21	68,539	730,403

CONTINUING OPERATIONS

All amounts relate to continuing operations.

TOTAL RECOGNISED GAINS AND LOSSES

The group has no recognised gains or losses other than those included in the profit and loss accounts above.

HISTORICAL COST EQUIVALENTS

There is no difference between the profit on ordinary activities before taxation and the profit for the years stated above and their historical cost equivalents.

The accompanying notes are an integral part of these consolidated financial statements

R B (GB) LIMITED

Consolidated balance sheets

At 31 August 2005 and 31 August 2006

		2005		2006
	Notes	£	£	£	£
FIXED ASSETS
Tangible assets	9		83,363		71,501
CURRENT ASSETS
Stocks	12	857,382		985,624
Debtors	13	1,939,105		3,188,246
Cash at bank and in hand		347,587		601,343

		3,144,074		4,775,213
CREDITORS
Amounts falling due within one year	14	(2,109,620)		(2,995,947)

NET CURRENT ASSETS			1,034,454		1,779,266

TOTAL ASSETS LESS CURRENT LIABILITIES			1,117,817		1,850,767
CREDITORS
Amounts falling due after more than one year	15		(13,089)		(8,618)
Provisions for liabilities	19		—		(7,018)

NET ASSETS			1,104,728		1,835,131

CAPITAL AND RESERVES
Called up equity share capital	20		10,000		10,000
Profit and loss account	21		1,094,728		1,825,131

EQUITY SHAREHOLDERS’ FUNDS	22		1,104,728		1,835,131

The financial statements were approved by the Board of Directors on 4 October 2007 and were signed on its behalf by:

/s/ R J Betteridge	/s/ R R Brown
R J Betteridge	R R Brown

/s/ J Harris
J Harris

The accompanying notes are an integral part of these consolidated financial statements

R B (GB) LIMITED

Consolidated cash flow statements

For the years ended 31 August 2005 and 31 August 2006

		2005		2006
	Notes	£	£	£	£
Net cash (outflow)/inflow from operating activities	23		(396,813)		73,282

Returns on investments and servicing of finance
Interest received		1,687		17,624
Interest paid		(126)		(11,109)
Interest element of hire purchase payments		(846)		(846)

Net cash inflow from returns on investments and servicing of finance			715		5,669
Taxation			17,561		—
Capital expenditure and financial investment
Purchase of tangible fixed assets		(3,973)		(21,315)
Sale of tangible fixed assets		11,700		—
Sale of fixed asset investments		119,516		—

Net cash inflow/ (outflow) for capital expenditure and financial investment			127,243		(21,315)

			(251,294)		57,636
Financing			(25,061)		1,327

(Decrease)/ increase in cash in the year			(276,355)		58,963

Reconciliation to net debt	24
(Decrease)/increase in cash in the year		(276,355)		58,963
Cash outflow from decrease in debt and lease financing		25,061		(1,327)

Change in net debt resulting from cash flows			(251,294)		57,636

Movement in net debt in the year			(251,294)		57,636
Net funds/ (debt) at 1 September			149,372		(101,922)

Net debt at 31 August			(101,922)		(44,286)

The accompanying notes are an integral part of these consolidated financial statements

R B (GB) LIMITED

Notes to the consolidated financial statements

For the years ended 31 August 2005 and 31 August 2006

1. Statement of Director’s Responsibilities

The directors are responsible for preparing these consolidated financial statements for RB (GB) Limited and its subsidiary (together “the Group”) as at 31 August 2005 and 31 August 2006 and for the years ended 31 August 2005 and 31 August 2006, in conformity with generally accepted accounting principles in the United Kingdom (“UK GAAP”) with a reconciliation to generally accepted accounting principles in the United States of America (“US GAAP”).

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group, and for identifying and ensuring that the Group complies with the law and regulations applicable to its activities. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors confirm that suitable accounting policies have been used and applied consistently for the years presented. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the consolidated financial statements and that applicable accounting standards have been followed.

2. Accounting Policies

Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with UK GAAP.

Nature of operations

The principal activity of the group in the year under review was that of the supply of technical piping and ancillary equipment.

Basis of preparation note

These consolidated financial statements of the Group for each of the two years ended 31 August 2005 and 31 August 2006 have been prepared under the historical cost convention and in accordance with UK GAAP, with a reconciliation of net income and shareholder’s equity to US GAAP.

These consolidated financial statements do not constitute the statutory consolidated financial statements of the Group.

Copies of the individual entities statutory financial statements for the years ended 31 August 2005 and 31 August 2006 that comprise the group can be obtained from the Registrar at Companies House in the United Kingdom.

Basis of consolidation

The Group’s financial statements consolidate those of the company and of its subsidiary undertaking. The current group structure arose from a group reconstruction in 2001 whereby RB (GB) Limited acquired the shares in RB Pipetech Limited. This has been accounted for as a merger and as such the assets and liabilities of RB Pipetech Limited have been carried forward at cost.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

Turnover

Turnover and related costs from the provision of long-term contracts are recognised on a percentage-of-completion method for individual contracts on a cost-to-cost method. We include revenues and related costs so recorded, plus accumulated contract costs that exceed amounts invoiced to customers under the terms of the contracts, in contracts in progress. We include in advance payments on contracts, billings that exceed accumulated contract costs and revenues and costs recognised under the percentage-of-completion method. Most long term contracts contain provisions for progress payments. We expect to invoice customers for all unbilled revenues. We review contract price and cost estimates periodically as the work progresses and reflect adjustments proportionate to the percentage-of-completion in income in the period when those estimates are revised. For all contracts, if a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognised in full when determined.

Turnover arising from the sale of products is recognised once substantially all the risks and rewards of ownership of the goods are transferred to the customer. Typically this will be upon shipment of goods, but will depend on factors such as insurance arrangements for goods in transit, where if all risks of ownership are not deemed to have passed then revenues are deferred until risk is deemed transferred to the customer.

Fixed asset investments

Fixed asset investments are held at cost, unless an impairment in value has occurred.

Tangible fixed assets

Tangible fixed assets are valued at cost. Depreciation is provided at the following annual rates in order to write off each asset over its estimated useful life or, if held under a finance lease, over the lease term, whichever is the shorter.

Short leasehold	- Over period of lease
Plant and machinery	- 20% on reducing balance
Fixtures and fittings	- 25% on reducing balance
Motor vehicles	- 25% on reducing balance
Computer equipment	- 25% straight line

Stocks

Stock is valued at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items.

Long term contract work in progress is stated at cost plus, where outcome can be assessed with reasonable certainty, estimated profits attributable to the state of completion, less provision of any known losses and progress payments on account.

Advance and progress payments are included under creditors to the extent that they exceed the related work in progress.

Taxation

Corporation tax is provided on the assessable profits of the company at the appropriate rates in force.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the company’s taxable profits and its results as stated in the financial statements. Deferred tax is measured at average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and tax debtors arising from withholding tax credits are recognised to the extent that they are more likely than not to be recoverable. Deferred tax is measured on a non-discounted basis.

Foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into pounds sterling at the rates of exchange ruling at the balance sheet date. Transactions denominated in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction.

Hire purchase and leasing commitments

Hire purchase agreements are similar in nature to finance leases, whereby the risk and rewards of ownership are held by the leasee.

Assets obtained under hire purchase contracts are capitalised in the balance sheet. Those held under hire purchase contracts are depreciated over their estimated useful lives.

The interest element of these obligations is charged to the profit and loss account over the relevant period. The capital element of the future payments is treated as a liability.

Rentals paid under operating leases are charged to the profit and loss account on a straight line basis over the period of the lease.

Pensions

The company operates a defined contribution scheme. The assets of the scheme are held separately from those of the company in an independently administered fund. Contributions payable for the period are charged in the profit and loss account in the period to which they relate. The company also makes contributions to the personal pension schemes of the directors. These schemes are defined contribution schemes.

3. Staff Costs

	2005 £	2006 £
Wages and salaries	716,413	1,031,322
Social security costs	89,215	122,219
Other pension costs	9,871	113,205

	815,499	1,266,746

The pension contributions for the year were 2005: £9,871, 2006: £113,205. At the year end there were no amounts prepaid or outstanding.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

4. Other Operating Income

	2005 £	2006 £
Management charges received (see note 26)	31,000	34,333
Exchange gains	—	5,975
Other operating income	5,840	900

	36,840	41,208

5. Operating Profit

The operating profit is stated after charging/ (crediting):

	2005 £	2006 £
Hire of plant and machinery	78	144
Depreciation—owned assets	27,784	19,869
Depreciation—assets on hire purchase contracts	3,575	2,860
Loss on disposal of fixed assets	134	10,448
Other operating lease charges	54,393	52,000
Foreign exchange gain (included in other operating income)	—	(5,975)
Foreign exchange loss (included in administration expenses)	2,188	—

The operating lease charges relate to the rent charge on land and buildings.

6. Interest Receivable and Similar Income

	2005 £	2006 £
Deposit account interest receivable	1,687	17,624

7. Interest Payable and Similar Charges

	2005 £	2006 £
Bank interest	126	11,109
Hire purchase	846	846

	972	11,955

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

8. Tax on Profit on Ordinary Activities

Analysis of the tax charge

The tax charge on the profit on ordinary activities was as follows:

	2005 £	2006 £
Current tax:
Corporation tax	—	252,475
Deferred tax—Accelerated capital allowances	(9,501)	409
—Losses utilised	21,045	29,419

Tax on profit on ordinary activities	11,544	282,303

Factors affecting the tax charge

The tax assessed for each of the years is lower than the standard rate of corporation tax in the UK. The difference is explained below:

	2005 £	2006 £
Profit on ordinary activities before tax	80,083	1,012,706

Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 2005—19%, 2006—30%	15,216	303,812
Effects of:
Items disallowed for tax purposes	3,831	11,792
Capital allowances less than depreciation	2,033	283
Marginal relief	(291)	(16,586)
Trading losses utilised in the year	(21,026)	(46,826)
Current year loss remaining	237	—

Current tax charge	—	252,475

There are no factors affecting the future tax charge.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

9. Tangible Fixed Assets

	Short leasehold £	Machinery £	Fixtures and fittings £
COST
At 1 September 2005	4,015	22,793	66,370
Additions	—	2,143	876

At 31 August 2006	4,015	24,936	67,246

DEPRECIATION
At 1 September 2005	4,015	8,147	48,240
Charge for year	—	3,359	4,755
Eliminated on disposal	—	—	—

At 31 August 2006	4,015	11,506	52,995

NET BOOK VALUE
At 31 August 2006	—	13,430	14,251

At 31 August 2005	—	14,646	18,130

	Motor vehicles £	Computer equipment £	Totals £
COST
At 1 September 2005	—	154,392	247,570
Additions	10,170	8,126	21,315
Disposals	—	(64,099)	(64,099)

At 31 August 2006	10,170	98,419	204,786

DEPRECIATION
At 1 September 2005	—	103,805	164,207
Charge for year	2,543	12,072	22,729
Eliminated on disposal	—	(53,651)	(53,651)

At 31 August 2006	2,543	62,226	133,285

NET BOOK VALUE
At 31 August 2006	7,627	36,193	71,501

At 31 August 2005	—	50,587	83,363

Short leasehold property is all in respect of leases which expire within 50 years.

Included in the above are amounts in respect of assets held under hire purchase contracts with a net book value of 2005: £14,298, 2006: £11,438 on which depreciation of 2005: £3,575, 2006: £2,860 has been charged in the year.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

9. Tangible Fixed Assets—(continued)

	Short leasehold £	Machinery £	Fixtures and fittings £
COST
At 1 September 2004	4,015	22,425	66,370
Additions	—	368	—

At 31 August 2005	4,015	22,793	66,370

DEPRECIATION
At 1 September 2004	4,015	4,485	42,196
Charge for year	—	3,662	6,044
Eliminated on disposal	—	—	—

At 31 August 2005	4,015	8,147	48,240

NET BOOK VALUE
At 31 August 2005	—	14,646	18,130

At 31 August 2004	—	17,940	24,174

	Motor vehicles £	Computer equipment £	Totals £
COST
At 1 September 2004	54,390	150,787	297,987
Additions	—	3,605	3,973
Disposals	(54,390)	—	(54,390)

At 31 August 2005	—	154,392	247,570

DEPRECIATION
At 1 September 2004	30,574	86,618	167,888
Charge for year	4,466	17,187	31,359
Eliminated on disposal	(35,040)	—	(35,040)

At 31 August 2005	—	103,805	164,207

NET BOOK VALUE
At 31 August 2005	—	50,587	83,363

At 31 August 2004	23,816	64,169	130,099

Short leasehold property is all in respect of leases which expire within 50 years.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

10. Fixed Asset Investments

Unlisted investments £
COST
At 1 September 2004	112,000
Disposals	(112,000)

At 31 August 2005	—

NET BOOK VALUE
At 31 August 2005	—

11. Subsidiary

RB Pipetech Limited

Nature of business: Supply of technical piping equipment

Class of shares:	Country of registration and operation	% Holding
Ordinary	England and Wales	100.00

12. Stocks

	2005 £	2006 £
Goods held for resale	821,523	873,088
Work-in-progress	35,859	112,536

	857,382	985,624

13. Debtors

	2005 £	2006 £
Amounts falling due within one year:
Trade debtors	1,408,713	2,343,518
Amounts recoverable on contracts	352,399	699,136
VAT debtor	110,559	114,491
Deferred tax asset (see note 19)	22,810	—
Prepayments	44,624	31,101

	1,939,105	3,188,246

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

14. Creditors: Amounts Falling Due Within One Year

	2005 £	2006 £
Bank overdrafts (see note 16)	429,285	624,078
Hire purchase contracts (see note 17)	4,470	4,470
Payments on account	5,690	81,198
Trade creditors	1,425,935	1,735,850
Corporation tax	—	252,475
Social security and other taxes	20,908	57,339
Other creditors	40,732	9,064
Contract costs accrued	9,457	28,263
RB Valvetech creditor (see note 26)	29,643	20,750
Directors’ current accounts (see note 26)	2,665	8,463
Accrued expenses	140,835	173,997

	2,109,620	2,995,947

15. Creditors: Amounts Falling Due After More Than One Year

	2005 £	2006 £
Hire purchase contracts (see note 17)	13,089	8,618

16. Bank Overdrafts

An analysis of the maturity of loans is given below:

	2005 £	2006 £
Amounts falling due within one year or on demand:
Bank overdrafts	429,285	624,078

17. Obligations Under Hire Purchase Contracts

	Hire purchase contracts
	2005 £	2006 £
Net obligations repayable:
Within one year	4,470	4,470
Between one and five years	13,089	8,618

	17,559	13,088

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

The following operating lease payments are committed to be paid:

	Land and buildings
	2005 £	2006 £
Expiring:
Between one and five years	—	52,000
In more than five years	52,000	—

	52,000	52,000

18. Secured Debts

The following secured debts are included within creditors:

	2005 £	2006 £
Bank overdrafts	429,285	624,078
Hire purchase contracts	17,559	13,088

	446,844	637,166

Bank overdrafts are secured by an unlimited cross company guarantee between group companies and a fixed and floating charge over all other assets of the group.

Hire purchase contracts are secured on the assets concerned.

19. Provisions For Liabilities

	2005 £	2006 £
Deferred tax
Accelerated capital allowances	6,609	7,018
Losses available to carry forward	(29,419)	—

	(22,810)	7,018

Deferred tax £
Balance at 1 September 2004	(34,354)
Charge for the year	11,544

Balance at 31 August 2005	(22,810)

Balance at 1 September 2005	(22,810)
Charge for the year	29,828

Balance at 31 August 2006	7,018

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

20. Called Up Equity Share Capital

Authorised: Number:	Class:	Nominal value:	2005 £	2006 £
10,000	Ordinary	£1	10,000	10,000

Allotted, called up and fully paid:

Number:	Class:	Nominal value:	2005 £	2006 £
10,000	Ordinary	£1	10,000	10,000

Voting Rights

On a show of hands every member who is present in person or is represented by a duly authorised representative shall have one vote and on a poll every member who is present in person or by proxy or is represented by a duly authorised representative shall have one vote for every share which is paid up or credited as paid up, of which he is a holder.

21. Profit And Loss Account

	2005 £	2006 £
Balance brought forward	1,026,189	1,094,728
Profit for the year	68,539	730,403

	1,094,728	1,825,131

22. Reconciliation of Movements in Equity Shareholders’ Funds

	2005 £	2006 £
Profit for the financial year	68,539	730,403
Net addition to shareholders’ funds	68,539	730,403
Opening shareholders’ funds	1,036,189	1,104,728

Closing shareholders’ funds	1,104,728	1,835,131

Equity interests	1,104,728	1,835,131

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

23. Reconciliation of Operating Profit to Net Cash (outflow)/Inflow From Operating Activities

	2005 £	2006 £
Operating profit	79,368	1,007,037
Depreciation charges	31,359	22,729
Loss on disposal of fixed assets	134	10,448
Increase in stocks	(253,638)	(128,242)
Increase in debtors	(1,025,965)	(1,271,951)
Increase in creditors	771,929	433,261

Net cash (outflow)/inflow from operating activities	(396,813)	73,282

24. Analysis Of Changes In Net Debt

	At 1.9.04 £	Cash flow £	At 1.9.05 £	Cash flow £	At 31.8.06 £
Net cash:
Cash at bank and in hand	422,397	(74,810)	347,587	253,756	601,343
Bank overdraft	(227,740)	(201,545)	(429,285)	(194,793)	(624,078)

	194,657	(276,355)	(81,698)	58,963	(22,735)

Debt:
Hire purchase	(22,028)	4,469	(17,559)	4,471	(13,088)
Director loans	(23,257)	20,592	(2,665)	(5,798)	(8,463)

	(45,285)	25,061	(20,224)	(1,327)	(21,551)

Total	149,372	(251,294)	(101,922)	57,636	(44,286)

25. Ultimate Controlling Party Note

At 31 August 2005 and 31 August 2006, the ultimate controlling parties were R J Betteridge and R R Brown, who are directors of the company.

On 29 December 2006 all of the outstanding share capital of RB (GB) Limited was acquired by Forum Oilfield Technologies, Inc. a company incorporated in United States of America, which is now the ultimate parent undertaking of the company (see note 27).

26. Related Party Disclosures

The following loan to directors subsisted during the years ended 31 August:

	2005 £	2006 £
R J Betteridge
Balance outstanding at start of year	—	2,536
Balance outstanding at end of year	2,536	2,855
Maximum balance outstanding during year	2,536	2,855

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

Included in creditors within one year is a directors current account balance of 2005: £5,201, 2006: £11,318 for Mr R R Brown.

The loans to and from the directors are interest free loans.

A L Betteridge and S Brown are directors of RB Pipetech Limited and are both related parties of R J Betteridge and R Brown. During the year AL Betteridge and S Brown received contributions to the personal pension schemes of £50,000 and £50,000 respectively.

During the periods presented the group entered into the following material related party transactions with RB Valvetech Limited, a company registered in England and Wales. R Brown and R J Betteridge each own 25% of the issued share capital of RB Valvetech Limited.

RB Valvetech Limited

	2005 £	2006 £
Management charges received (in other operating income)	31,000	34,333

Sales	11,412	44,451

Purchases (in cost of sales)	112,129	98,370

Management charges are received in respect of office rental and office staff wages. All services were provided by the company and its subsidiary at cost to RB Valvetech Limited.

Sales represent the sale of certain valve equipment to RB Pipetech Limited.

Purchases represent labour charges in respect of the assembly costs of manifolds which are outsourced to RB Valvetech Limited. The company believes that all sales and purchases are on terms comparable to those that would be payable to unaffiliated third parties

Included in creditors falling due within one year is an amount of 2005: £29,643, 2006: £20,750 owed to RB Valvetech Limited.

RB Pension Scheme

The group leases its facilities from RB Pension Scheme, a pension scheme set up for the benefit of R Brown and R J Betteridge. R Brown and R J Betteridge are also trustees of the RB Pension Scheme.

Rent paid (in administration expenses)	54,247	52,000

Included in other creditors was 2005: £36,258, 2006: £nil which was owed to the scheme

27. Subsequent Events

The group changed its financial year end from 31 August 2006 to 31 December 2006.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

On 29 December 2006, the directors completed the sale of the entire issued share capital of the company, which were sold to Forum Oilfield Technologies, Inc. (“Forum”). The purchase consideration was comprised of cash of approximately £6,000,000 plus 17,000 shares of Forum’s common stock (valued at 200 USD per share), up to £1,000,000 in additional contingent cash payment based upon RBP’s 2007 earnings (as defined in the purchase and sale agreement), and transaction-related costs.

A number of changes to the UK Corporation tax system were announced in the March 2007 Budget Statement and are expected to be enacted in the 2007 and 2008 Finance Acts. The changes had not been substantively enacted at the balance sheet date and, therefore, are not included in these financial statements.

The effect of the changes to be enacted in the Finance Act 2007 would be to reduce the deferred tax liability provided at 31 August 2006 by £468 in 2007. This £468 decrease in deferred tax would increase profit for the year by £468 for 2006. This decrease in deferred tax is due to the reduction in the corporation tax rate from 30 per cent to 28 per cent with effect from 1 April 2008 and to the abolition of balancing adjustments for industrial building allowances.

28. Summary of Differences Between UK and US Generally Accepted Accounting Principles

The accompanying consolidated financial statements of the company for the years ended 31 August 2005 and 31 August 2006 have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. There are no differences that have a significant effect on profit for the financial years ended 31 August 2005 and 31 August 2006 and equity shareholders’ funds of the Group as at 31 August 2005 and 31 August 2006, respectively.

The consolidated cash flow statements have been prepared under UK GAAP in accordance with FRS 1 (revised) and presents substantially the same information as required under SFAS 95. There are certain differences between FRS 1 (revised) and SFAS 95 with regard to classification of items within the cash flow statement.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under SFAS 95, cash flows are classified under operating activities, investing activities and financing activities. Under FRS 1 (revised), cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. In the case of RB (GB) Limited there is no difference to the amounts under either definition.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP to US GAAP classification, based on UK GAAP measurement principles, is shown below for the periods ended 31 August:

	2005 £	2006 £
Operating activities:
Net cash (outflow)/ inflow from operating activities (UK GAAP)	(396,813)	73,282
Net cash inflow from returns on investments and servicing of finance	715	5,669
Taxation- overseas withholding taxes	17,561	—

Net cash (used in)/ provided by operating activities (US GAAP)	(378,537)	78,951
Investing activities:
Net cash inflow (outflow) for capital expenditure and financial investment	127,243	(21,315)

Net cash provided by/ (used in) investing activities (US GAAP)	127,243	(21,315)
Financing activities:
Net cash (outflow)/ inflow from financing (UK GAAP)	(25,061)	1,327
Increase in overdrafts	201,545	194,793

Net cash provided by financing activities (US GAAP)	176,484	196,120

Net (decrease)/ increase in cash and cash equivalents under US GAAP	(74,810)	253,756

Cash and cash equivalents under US GAAP at beginning of period	422,397	347,587

Cash and cash equivalents under US GAAP at end of period	347,587	601,343

Recently Issued Accounting Standards

The group changed its financial year end from 31 August 2006 to 31 December 2006. Several new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after 1 September 2006 or later periods, but which the Group has not early adopted. The new standards which are expected to be relevant to the Group’s operations are as follows:

New Accounting Developments Under UK GAAP

In April 2006 the ASB made an amendment to FRS 26 “Financial instruments: measurement” which is effective for unlisted entities for accounting periods beginning on or after 1 January 2006 provided they adopt the fair value provision within the Companies Act. The objective of this standard is to establish principles for measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. This standard is not applicable to the group as they have not adopted the fair value provision within the Companies Act.

In December 2006 the ASB issued an amendment to FRS 17 “Retirement benefits” which is effective for the company from 6 April 2007. FRS 17 requires pension scheme assets measured using market values, liabilities measured using projected unit method and discounted, the surplus or deficit is recognised in full on the balance sheet and the movement in the scheme surplus or deficit is analysed. The directors do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

In December 2005, the ASB issued an amendment to FRS 23 “The effects of changes in foreign exchange rates”, which is effective for the company from 1 January 2006. The objective of this standard is to prescribe how to include foreign currency transactions and foreign operations in the financial statements of an entity and how to translate financial statements into a presentation currency. This standard is not applicable to the entity given that it will not adopt FRS 26.

In December 2004 the ASB issued FRS 24 “Financial reporting in hyperinflationary economies” which is effective for the company from 1 January 2006. This standard requires that the financial statements of an entity whose functional currency is the currency of hyperinflationary economy must be restated prior to translation into a different presentation currency. It requires such an entity’s results to be restated in terms of the measuring unit current at the balance sheet date. This standard is not applicable to the entity given that the group will not adopt FRS 26.

In December 2004 the ASB issued FRS 25 “Financial instruments: disclosure and presentation” which is effective for unlisted entities for accounting periods beginning on or after 1 January 2005. FRS 25 establishes principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities. Paragraphs 1-50 are already applicable to the Group, however paragraphs 51-85 are only applicable if FRS 26 is adopted and therefore are not applicable to the group as FRS 26 has not been adopted. Adoption of paragraphs 1-50 has had no impact on the financial statements.

In December 2004 the ASB issued FRS 29 “Financial instruments: disclosures” which is effective for unlisted entities for accounting periods beginning on or after 1 January 2007. FRS 29 requires entities to provide disclosures to enable users to evaluate the significance of financial instruments and the nature and extent of risks arising from financial instruments. The principles in this standard complement the principles in FRS 25 and 26. The directors do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In April 2006 the Urgent Issues Task Force (“UITF”) issued Abstract 41, ‘Scope of FRS 20’ which is effective for the company from 1 May 2006. UITF 41 clarifies that transactions within the scope of FRS 20 “Share Based Payment” include those in which the entity cannot specifically identify some or all of the goods and services received. The directors do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In October 2006 the UITF issued Abstract 43, “The interpretation of equivalents for the purpose of S228A of the Companies Act 1985” which is effective for the company as soon as is practical. UITF 43 provides that intermediate parent undertakings whose higher parents are not established under the law of an EEA state can be exempt from preparing consolidated accounts. The directors do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In February 2007 the UITF issued Abstract 44, “FRS 20- Group and treasury share transactions’ and recognition and derecognition” which is effective for the company from 1 March 2007. UITF provides guidance on applying FRS 20 to share based payment transactions where employees of a subsidiary are granted rights to equity instruments of its parent. The directors do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

R B (GB) LIMITED

Notes to the consolidated financial statements—(continued)

For the years ended 31 August 2005 and 31 August 2006

New Accounting Developments Under US GAAP

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN 48 was issued to clarify the accounting for uncertainty in income taxes recognized in an entity’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after 15 December 2006. The company is currently evaluating the impact that the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. The company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its financial statements.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for financial statements issued for fiscal years beginning after 15 December 2006. The company is currently evaluating the impact that the adoption of this guidance will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on 1 January 2008. The company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its financial statements.

RB (GB) LIMITED

Condensed consolidated profit and loss accounts

For the 3 month periods ended 30 November 2005 and 30 November 2006

		Three months ending
	Notes	30.11.05	30.11.06
		£	£
Turnover		2,224,976	2,369,942
Cost of sales		(1,549,225)	(1,644,543)

Gross profit		675,751	725,399
Administrative expenses		(265,007)	(368,993)
Other operating income	3	8,250	13,480

Operating profit	4	418,994	369,886
Interest receivable and similar income	5	220	2,480

		419,214	372,366
Interest payable and similar charges	6	(212)	(758)

Profit on ordinary activities before taxation		419,002	371,608
Tax on profit on ordinary activities	7	(125,701)	(111,482)

Profit for the financial period	15	293,301	260,126

Continuing operations

All amounts relate to continuing operations

Total recognised gains and losses

The group has no recognised gains or losses other than those included in the profit and loss accounts above.

Historical cost equivalents

There is no difference between the profit on ordinary activities before taxation and the profit for the periods stated above and their historical cost equivalents.

The accompanying notes are an integral part of these consolidated financial statements.

RB (GB) LIMITED

Condensed consolidated balance sheets

At 31 August 2006 and 30 November 2006

	Notes	31.08.06	30.11.06
		£	£
Fixed assets
Tangible assets	8	71,501	68,075
Current assets
Stocks	9	985,624	1,385,868
Debtors	10	3,188,246	3,039,700
Cash at bank and in hand		601,343	594,560

		4,775,213	5,020,128
Creditors: amounts falling due within one year	11	(2,995,947)	(2,973,957)

Net current assets		1,779,266	2,046,171
Total assets less current liabilities		1,850,767	2,114,246
Creditors: amounts falling due after more than one year	12	(8,618)	(11,971)
Provisions for liabilities	13	(7,018)	(7,018)

Net assets		1,835,131	2,095,257

Capital and Reserves
Called up equity share capital	14	10,000	10,000
Profit and loss account	15	1,825,131	2,085,257

Shareholders’ Funds		1,835,131	2,095,257

The accompanying notes are an integral part of these consolidated financial statements.

RB (GB) LIMITED

Condensed consolidated cash flow statements

For the three month periods ended 30 November 2005 and 30 November 2006

		Three months ending
	Notes	30.11.05	30.11.06
		£	£
Operating profit		418,994	369,886
Depreciation of tangible fixed assets		5,671	4,595
Decrease/ (increase) in stocks		146,545	(400,244)
(Increase)/ decrease in debtors		(294,724)	148,546
Increase in creditors		355,054	283,075

Net cash inflow from operating activities		631,540	405,858
Returns on investments and servicing of finance
Interest received		220	2,480
Interest and other financing charges paid		(212)	(758)

		8	1,722
Taxation		—	—
Capital expenditure and financial investment
Purchase of tangible fixed assets		(10,171)	(1,169)

		(10,171)	(1,169)
Financing
Capital repayments on hire purchase loans		(1,118)	(1,117)
Amount introduced by the directors		2,772	3,969

		1,654	2,852

Increase in cash in the period		623,031	409,263

Reconciliation to net debt	16
Increase in cash in the period		623,031	409,263
Cash outflow from decrease in debt and lease financing		(1,654)	(2,852)

Change in net debt resulting from cash flows		621,377	406,411

Movement in net debt in the period		621,377	406,411
Net debt b/fwd		(101,922)	(44,286)

Net debt c/fwd		519,455	362,125

The accompanying notes are an integral part of these consolidated financial statements

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)

1. Statement of director’s responsibilities

The directors are responsible for preparing these condensed consolidated financial statements for RB (GB) Limited and its subsidiary (together “the Group”) as at 31 August 2006 and 30 November 2006 and for the three months ended 30 November 2005 and 30 November 2006, in conformity with generally accepted accounting principles in the United Kingdom (“UK GAAP”) with a reconciliation to generally accepted accounting principles in the United States of America (“US GAAP”).

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group, and for identifying and ensuring that the group complies with the law and regulations applicable to their activities. They also are responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors confirm that suitable accounting policies have been used and applied consistently for the periods presented. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the condensed consolidated financial statements and that applicable accounting standards have been followed.

2. Basis of preparation and significant accounting policies

Basis of preparation

These condensed consolidated financial statements have been prepared on the basis of the accounting policies set out in the consolidated financial statements of RB (GB) Limited for the years ended 31 August 2005 and 31 August 2006.

3. Other operating income

	Three months ending
	30.11.05	30.11.06
	£	£
RB Valvetech management charges	8,250	9,250
Miscellaneous income	—	4,230

	8,250	13,480

4. Operating profit

	Three months ending
	30.11.05	30.11.06
	£	£
The operating profit is stated after charging/ (crediting):
Depreciation—owed assets	4,956	4,023
Depreciation—assets on hire purchase contracts	715	572
Operating lease charges	13,000	13,000

The operating lease charge relates to the rent charged on land and buildings.

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)—(continued)

5. Interest receivable and similar income

	Three months ending
	30.11.05	30.11.06
	£	£
Deposit account interest receivable	220	2,480

6. Interest payable and similar charges

	Three months ending
	30.11.05	30.11.06
	£	£
Bank interest	—	546
Hire purchase interest	212	212

	212	758

7. Tax on profit on ordinary activities

	Three months ending
	30.11.05	30.11.06
	£	£
Analysis of tax charge
The tax charge on the profit on ordinary activities was as follows:
Current tax:
Corporation tax	125,701	111,482

Tax on profit on ordinary activities	125,701	111,482

Factors affecting the tax charge
The tax assessed for each of the periods is lower than the standard rate of corporation tax in the UK. The difference is explained below:
Profit on ordinary activities before tax	419,002	371,608

Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30.11.05: 30%, 30.11.06: 30%	125,701	111,482

Current tax charge	125,701	111,482

There are no factors affecting the future tax charge.

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)—(continued)

8. Tangible fixed assets

	Short leasehold	Plant and machinery	Fixtures and fittings
Cost
As at 1 September 2006	4,015	24,936	67,246
Additions	—	73	863

As at 30 November 2006	4,015	25,009	68,109

Depreciation
As at 1 September 2006	4,015	11,506	52,995
Charge for the year	—	672	946

At 30 November 2006	4,015	12,178	53,941

Net book value
At 30 November 2006	—	12,831	14,168

At 31 August 2006	—	13,430	14,251

	Motor vehicles	Computer equipment	Total
Cost
As at 1 September 2006	10,170	98,419	204,786
Additions	—	233	1,169

As at 30 November 2006	10,170	98,652	205,955

Depreciation
As at September 2006	2,543	62,226	133,285
Charge for the period	476	2,501	4,595

	3,019	64,727	137,880

Net book value
At 30 November 2006	7,151	33,925	68,075

At 31 August 2006	7,627	36,193	71,501

Short leasehold property is all in respect of leases which expire within 50 years.

Included in the above are amounts in respect of assets held under hire purchase contracts with a net book value of £10,866 on which depreciation of £572 has been charged in the period.

9. Stocks

	31.08.06	30.11.06
	£	£
Raw materials	873,088	1,286,080
Work in progress	112,536	99,788

	985,624	1,385,868

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)—(continued)

10. Debtors

	31.08.06	30.11.06
	£	£
Amounts falling due within one year:
Trade debtors	2,343,518	2,315,534
Amounts recoverable on contracts	699,136	536,740
VAT debtor	114,491	144,801
Prepayments	31,101	42,625

	3,188,246	3,039,700

11. Creditors: amounts falling due within one year

	31.08.06	30.11.06
	£	£
Bank loans and overdrafts	624,078	208,031
Hire purchase contracts	4,470	—
Payments on account	81,198	250,284
Trade creditors	1,735,850	1,710,148
Social security and other taxes	57,339	26,386
Corporation tax	252,475	363,957
Other creditors	9,064	—
Contract costs accrued	28,263	101,927
Associated company loans	20,750	52,653
Directors’ current accounts	8,463	12,432
Accrued expenses	173,997	248,139

	2,995,947	2,973,957

12. Creditors: amounts falling due after one year

	31.08.06	30.11.06
	£	£
Hire purchase creditors	8,618	11,971

	8,618	11,971

13. Provisions for liabilities

	31.08.06	30.11.06
	£	£
Deferred tax
Accelerated capital allowances	7,018	7,018

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)—(continued)

14. Called up equity share capital

			31.08.06	30.11.06
			£	£
Authorised :
Number :	Class:	Nominal value:
10,000	Ordinary	£1	10,000	10,000

Allotted, called up and fully paid:
			31.08.06	30.11.06
			£	£
Number:	Class:	Nominal value:
10,000	Ordinary	£1	10,000	10,000

Voting rights

On a show of hands every member who is present in person or is represented by a duly authorised representative shall have one vote and on a poll every member who is present in person or by a proxy or is represented by a duly authorised represented shall have one vote for every share which is paid up or credited as paid up, of which he is a holder.

15. Profit and loss account

	31.08.06	30.11.06
	£	£
Balance brought forward	1,094,728	1,825,131
Profit for the period	730,403	260,126

	1,825,131	2,085,257

16. Analysis of changes in net debt

	At 1.9.05	Cash flow	At 30.11.05
Net cash:
Cash at bank and at hand	347,587	346,166	693,753
Bank overdraft	(429,285)	276,865	(152,420)

	(81,698)	623,031	541,333

Debt:
Hire purchase	(17,559)	1,118	(16,441)
Director loans	(2,665)	(2,772)	(5,437)

	(20,224)	(1,654)	(21,878)

Total	(101,922)	621,377	519,455

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)—(continued)

	At 1.09.06	Cash flow	At 30.11.06
Net cash:
Cash at bank and at hand	601,343	(6,784)	594,559
Bank overdraft	(624,078)	416,047	(208,031)

	(22,735)	409,263	386,528

Debt:
Hire purchase	(13,088)	1,117	(11,971)
Director loans	(8,463)	(3,969)	(12,432)

	(21,551)	(2,852)	(24,403)

Total	(44,286)	406,411	362,125

17. Related party disclosure

Included in creditors due within one year are directors current account balances of 31.08.06: £8,463, 30.11.06: £12,432.

The loans to and from the directors are interest free loans.

During the periods presented the group entered into the following material related party transactions with RB Valvetech Limited, a company registered in England and Wales. R Brown and R J Betteridge each own 25% of the issued share capital of RB Valvetech Limited.

	Three months ending
	30.11.05	30.11.06
	£	£
RB Valvetech Limited
Management charges received (see note 3)	8,250	9,250

Sales	—	—

Purchases	33,427	38,947

Management charges are received in respect of office rental and office staff wages. All services were provided by the company and its subsidiary at cost to RB Valvetech Limited.

Sales represent the sale of certain value equipment to RB Pipetech Limited.

Purchases represent labour charges in respect of the assembly costs of manifolds which are outsourced to RB Valvetech Limited.

The company believes that all sales and purchases are on terms comparable to those that would be payable to unaffiliated third parties.

Included in creditors falling due within one year is an amount of 31.08.06: £20,750, 30.11.06: £52,653 owed to RB Valvetech Limited.

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)—(continued)

RB Pension Scheme

The group leases its facilities from RB Pension Scheme, a pension scheme set up for the benefit of R Brown and R J Betteridge. R Brown and R J Betteridge are also trustees of the RB Pension scheme.

	Three months ending
	30.11.05	30.11.06
	£	£
Rent paid (in administration expenses)	13,000	13,000

18. Summary of differences between UK and US Generally Accepted Accounting Principles

The accompanying condensed consolidated financial statements for the company for the three month period ended 30 November 2005 and 30 November 2006 have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. There are no differences that have a significant effect on profit for the three month period ended 30 November 2005 and 30 November 2006 and equity shareholders’ funds of the group as at 31 August 2006 and 30 November 2006, respectively.

The condensed consolidated cash flow statements have been prepared under UK GAAP in accordance with FRS 1 (revised) and presents substantially the same information as required under SFAS 95. There are certain differences between FRS 1 (revised) and SFAS 95 with regard to classification of items within the cash flow statement.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing activities. Under FRS 1 (revised), cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. In the case of RB (GB) Limited there is no difference to the amounts under either definition.

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)—(continued)

A reconciliation between the condensed consolidated statements of cash flows presented in accordance with UK GAAP to US GAAP classification, based on UK GAAP measurement principles, is shown below for the three months ended 30 November.

	Three months ending
	30.11.05	30.11.06
	£	£
Operating activities
Net cash inflow/ (outflow) from operating activities (UK GAAP)	631,540	405,858
Net cash inflow from returns on investments and servicing of finance	8	1,722

Net cash provided by/ (used in) operating activities (US GAAP)	631,548	407,580
Investing activities:
Net cash (outflow)/ inflow for capital expenditure and financial investment	(10,171)	(1,169)

Net cash (used in)/ provided by investing activities (US GAAP)	(10,171)	(1,169)
Financing activities:
Net cash inflow/ (outflow) from financing (UK GAAP)	1,654	2,852
Decrease in overdrafts	(276,865)	(416,047)

Net cash used in financing activities (US GAAP)	(275,211)	(413,195)

Net decrease in cash and cash equivalents under US GAAP	346,166	(6,784)

Cash and cash equivalents under US GAAP at beginning of the period	347,587	601,344

Cash and cash equivalents under US GAAP at the end of the period	693,753	594,560

Recently issued accounting standards

The Group changed its financial year end from 31 August 2006 to 31 December 2006. Several new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after 1 September 2006 or later periods, but which the Group has not early adopted. The new standards which are expected to be relevant to the Group’s operations are as follows:

New accounting developments under UK GAAP

In April 2006 the ASB made an amendment to FRS 26 “Financial instruments; measurement” which is effective for unlisted entities for accounting periods beginning on or after 1 January 2006 provided they adopt the fair value provision within the Companies Act. The objective of this standard is to establish principles for measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. This standard is not applicable to the Group as they have not adopted the fair value provision within the Companies Act.

In December 2006 the ASB issued an amendment to FRS 17 “Retirement benefits” which is effective for the company from 6 April 2007. FRS 17 requires pension scheme assets measured using market values, liabilities measured using projected unit method and discounted, the surplus or deficit is recognised in full on the balance sheet and the movement in the scheme surplus or deficit is analysed. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In December 2005, the ASB issued an amendment to FRS 23 “The effects of changes in foreign exchange rates”, which is effective for the company from 1 January 2006. The objective of this standard is to prescribe how to include foreign currency transactions and foreign operations in the financial statements of an entity and how to

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)—(continued)

translate financial statements into a presentation currency. This standard is not applicable to the entity given that it will not adopt FRS 26.

In December 2004, the ASB issued FRS 24 “Financial reporting in hyperinflationary economies” which is effective for the company from 1 January 2006. This standard requires that the financial statements of an entity whose currency is the currency of a hyperinflationary economy must be restated prior to translation into a different presentation currency. It requires such an entity’s results to be restated in terms of the measuring unit current at the balance sheet date. This standard is not applicable to the entity given that the Group will not adopt FRS 26.

In December 2004, the ASB issued FRS 25 “Financial instruments: disclosure and presentation” which is effective for unlisted entities for accounting periods beginning on or after 1 January 2005. FRS 25 establishes principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities. Paragraphs 1-50 are already applicable to the Group, however paragraphs 51-85 are only applicable if FRS 26 is adopted and therefore are not applicable to the Group as FRS 26 has not been adopted. Adoption of paragraphs 1-50 has had no impact on the financial statements.

In December 2005, the ASB issued FRS 29 “Financial instruments: disclosures” which is effective for unlisted entities for accounting periods beginning on or after 1 January 2007. FRS 29 requires entities to provide disclosures to enable users to evaluate the significance of financial instruments and the nature and extent of risks arising from financial instruments. The principles in this standard complement the principles in FRS 25 and 26. We do not believe the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In April 2006, the Urgent Issues Task Force (“UITF”) issued Abstract 41, “Scope of FRS 20” which is effective for the company from 1 May 2006. UITF 41 clarifies that transactions within the scope of FRS 20 “Share based payment” include those in which the entity cannot specifically identify some or all of the goods and services received. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In October 2006 the UITF issued Abstract 43, “The interpretation of equivalents for the purpose of S228A of the Companies Act 1985” which is effective for the company as soon as is practical. UITF 43 provides that intermediate parent undertakings whose higher parents are not established under the law of an EEA state can be exempt from preparing consolidated accounts. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In February 2007 the UITF issued Abstract 44, “FRS 20- Group and treasury share transactions’ and recognition and derecognition” which is effective for the company from 1 January 2008. UITF provides guidance on applying FRS 20 to share based payment transactions where employees of a subsidiary are granted rights to equity instruments of its parent. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

New accounting developments under US GAAP

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN 48 was issued to clarify the accounting for uncertainty in income taxes recognised in an entity’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or

RB (GB) LIMITED

Notes to the condensed consolidated financial statements (unaudited)—(continued)

expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after 15 December 2006. The company is currently evaluating the impact that the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. The company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its financial statements.

In September 2006, the FASB issued FASB Staff Position No AUG AIR-1, “Accounting for planned Major Maintenance Activities.” This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognised. The provisions of this guidance will be effective for financial statements issued for fiscal years beginning after 15 December 2006. The company is currently evaluating the impact that the adoption of this guidance will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the company on 1 January 2008. The company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors

Oilfield Bearing Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Oilfield Bearing Industries, Inc. (a Texas Corporation) and Subsidiaries as of December 31, 2005 and 2006 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Oilfield Bearing Industries, Inc. and Subsidiaries as of December 31, 2005 and 2006 and the results of its operations and its cash flows for the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/    Grant Thornton LLP

Houston, Texas

September 11, 2007

OILFIELD BEARING INDUSTRIES, INC.

Consolidated balance sheets

December 31,

	2005	2006
ASSETS
Current assets
Cash and cash equivalents	$465,476	$327,058
Accounts receivable	9,042,134	11,141,724
Inventory	15,668,768	19,519,291
Deferred tax asset	—	274,720

Total current assets	25,176,378	31,262,793

Property, plant and equipment
Building	1,738,010	1,738,010
Leasehold improvements	343,002	380,349
Equipment	1,199,970	1,301,936
Furniture and fixtures	349,950	526,800
Vehicles	106,349	113,476

	3,737,281	4,060,571
Less: accumulated depreciation	(557,501)	(881,314)

	3,179,780	3,179,257
Goodwill	476,543	476,543
Other assets, net	254,252	182,990

Total assets	$29,086,953	$35,101,583

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	$5,415,506	$4,647,154
Bank overdrafts	864,311	793,060
Preferred stock dividends payable	1,699,853	1,581,635
Common stock dividends payable	—	1,000,000
Income tax payable	876,459	1,406,446
Current portion of long-term debt	4,697,893	3,785,461
Series A-1 mandatorily redeemable preferred stock, $.01 par, 100,000 shares authorized, 100 shares issued and outstanding at December 31, 2005 and December 31, 2006, respectively	2,250,000	2,250,000

Total current liabilities	15,804,022	15,463,756

Long-term debt, less current portion	2,087,009	—
Deferred tax liability	29,661	98,718

Stockholders’ equity
Common stock, no par, 900,000 shares authorized, 295,000 and 280,000 shares issued and outstanding at December 31, 2005 and 313,533 shares issued and outstanding at December 31, 2006	1,968,244	1,986,687
Retained earnings	8,824,525	17,471,170
Accumulated other comprehensive income:
Unrealized gain on foreign currency translation	373,492	81,252

Total stockholders’ equity	11,166,261	19,539,109

Total liabilities and stockholders’ equity	$29,086,953	$35,101,583

The accompanying notes are an integral part of these statements.

OILFIELD BEARING INDUSTRIES, INC.

Consolidated statements of income and comprehensive income

For the year ended December 31,

	2004	2005	2006
Net sales	$32,388,488	$53,181,882	$73,486,756

Cost of goods sold	24,114,211	37,290,446	49,554,347

	8,274,277	15,891,436	23,932,409

Operating expenses:
Administrative and general	4,803,464	6,537,356	8,190,564
Depreciation	103,936	141,658	316,112

Total operating expenses	4,907,400	6,679,014	8,506,676

Operating income	3,366,877	9,212,422	15,425,733

Other income (expense)
Interest expense	(175,824)	(500,288)	(630,250)
Other income	—	—	(48,257)
Foreign exchange gain (loss)	(114,394)	66,669	(30,428)

	(290,218)	(433,619)	(708,935)

Net earnings before income taxes	3,076,659	8,778,803	14,716,798

Income taxes	1,026,937	3,215,749	5,070,153

Net income	$2,049,722	$5,563,054	$9,646,645

Comprehensive income:
Net income	$2,049,722	$5,563,054	$9,646,645
Unrealized gain on foreign currency translation	283,860	14,783	292,240

Total comprehensive income	$2,333,582	$5,577,837	$9,938,885

The accompanying notes are an integral part of these statements.

OILFIELD BEARINGS, INC.

Statement of stockholders’ equity

Year ended December 31, 2005 and 2006

	Common stock	Retained earnings	Accumulated OCI	Total
Balance at December 31, 2004	$1,953,154	$3,261,471	$388,275	$5,602,900
Net income	—	5,563,054	—	5,563,054
Issuance of common stock	15,090	—	—	15,090
Foreign currency unrealized gain/loss translation	—	—	(14,783)	(14,783)

Balance at December 31, 2005	1,968,244	8,824,525	373,492	11,166,261
Net income	—	9,646,645	—	9,646,645
Issuance of common stock	18,443	—	—	18,443
Dividends declared	—	(1,000,000)	—	(1,000,000)
Foreign currency unrealized gain/loss translation	—	—	(292,240)	(292,240)

Balance at December 31, 2006	$1,986,687	$17,471,170	$81,252	$19,539,109

OILFIELD BEARING INDUSTRIES, INC.

Consolidated statements of cash flows

For the year ended December 31,

	2004	2005	2006
Cash flows from operating activities:
Net income	$2,049,722	$5,563,054	$9,646,645
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	103,936	141,658	316,112
Bad debt expense	16,150	2,346	150
Deferred taxes	—	9,253	(197,604)
Loss on disposal of capital assets	—	(2,844)	(507)
Changes in assets and liabilities:
Trade receivables	(1,763,198)	(3,920,100)	(2,099,739)
Inventory	(1,581,219)	(6,551,828)	(3,850,524)
Other assets	(74,434)	(79,874)	71,262
Accounts payable and accrued expenses	1,184,330	2,339,905	(768,352)
Preferred dividend payable	—	264,804	281,782
Federal income taxes payable	(6,053)	579,151	529,987

Net cash provided by (used in) operating activities	(70,766)	(1,654,475)	3,929,212

Cash flows used in investing activities:
Capital expenditures	(124,362)	(2,601,093)	(310,403)
Proceeds on sale of capital assets	—	10,100	—

Net cash used in investing activities	(124,362)	(2,590,993)	(310,403)

Cash flows from financing activities:
Proceeds from borrowings	153,455	6,893,318	3,297,940
Principal payments on debt	—	(2,915,466)	(6,297,380)
Bank Overdrafts	—	39,838	(71,252)
Payment of preferred dividends	—	—	(400,000)
Issuance of common stock	—	15,090	18,443

Net cash provided by financing activities	153,455	4,032,780	(3,452,249)

Effect of exchange rate changes on cash	283,860	369,327	(304,978)

Increase/(decrease) in cash and cash equivalents	242,187	156,639	(138,418)

Cash and cash equivalents, beginning of year	66,650	308,837	465,476

Cash and cash equivalents, end of year	$308,837	$465,476	$327,058

Supplemental disclosure of cash flow information
Cash paid for interest	165,340	$223,033	$364,619
Cash paid for taxes	805,658	2,560,569	3,564,990

The accompanying notes are an integral part of these statements.

OILFIELD BEARING INDUSTRIES, INC.

Notes to financial statements

December 31, 2004, 2005 and 2006

Note A—Summary of Significant Accounting Policies

1. Nature of Operations

Oilfield Bearing Industries, Inc. (OBI), a Texas corporation, is a distributor of oilfield bearings with its primary office in Spring, Texas serving North America. OBI serves foreign countries through its wholly-owned subsidiaries in the United Kingdom, United Arab Emirates and Canada.

2. Principles of Consolidation

The consolidated financial statements include the accounts of OBI and its wholly owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation.

3. Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with maturity of three months or less from the purchase date to be cash equivalents.

Cash in banks outside the United States was $295,800 and $296,760 at December 31, 2005 and 2006.

4. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

5. Accounts Receivable

Accounts receivable consist of trade receivables based on invoiced prices. Based upon a review of outstanding customer receivables, historical collection information, and existing economic conditions, management has determined that all accounts receivable at December 31, 2005 and 2006 are fully collectible, and accordingly, no allowance for doubtful accounts is required. Accounts receivable are written off based on individual credit evaluation and specific circumstances of the customer, when such treatment is warranted.

6. Inventory

Inventory consists of various oilfield bearings held for resale and are valued at the lower of specific cost or market.

7. Property, Plant and Equipment

Property, plant and equipment is recorded at historical cost. Major additions and improvements are capitalized. Replacements, maintenance, and repairs which do not improve or extend the life of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost of the property is removed from the asset account, accumulated depreciation is charged with an amount equivalent to the depreciation provided, and the difference net of salvage value is charged or credited to earnings.

OILFIELD BEARING INDUSTRIES, INC.

Notes to financial statements—(continued)

December 31, 2004, 2005 and 2006

8. Depreciation

Provisions for depreciation are computed at rates considered to be sufficient to amortize the cost of the assets over their estimated useful lives using the straight-line method. The principal depreciation and amortization rates are based on the following estimated useful lives: equipment 5-7 years; furniture and fixtures 7 years; vehicles 7-10 years; and building 39 years.

9. Fair Value of Financial Instruments

The carrying amounts of cash, receivables, and accounts payable approximate their fair values due to the short-term maturities of these instruments.

The carrying amounts of OBI’s revolving note and its term notes approximate their fair values because the rates on such notes are variable, based on current market.

10. Revenue Recognition

OBI sells ball bearings to oil and gas companies, recognizing revenue when the shipment arrives at its destination. For non-custom items sold off the shelf, the customer may return the item for a credit if the item is in good enough condition for resale up to six months after the purchase. OBI accrued an amount each month for such returns based on historical data.

For custom-ordered items, a down payment is required from the customer, and full payment upon delivery. These items are returnable for a credit if the manufacturer will accept them, and any restocking fees associated with returns on custom items are passed along to the customer.

11. Employee Benefits

OBI has a Simple 401K Plan for the benefit of its United States employees. All employees are eligible to participate in the plan upon employment. OBI’s contribution is paid to the Plan for accumulation for the benefit of eligible employees. OBI contributed $33,639, $41,077, and $67,350 to this plan in 2004, 2005, and 2006. OBI’s wholly owned subsidiaries in Canada and the United Kingdom have retirement for the benefit of its employees. Contributions to these plans were $3,974 and $40,606 in 2004, $4,246 and $38,574 in 2005, and $4,558 and $41,385 in 2006.

12. Concentrations of Credit Risk

Financial instruments that could potentially subject OBI to concentrations of credit risk include receivables and cash over FDIC limits. OBI continuously evaluates the credit worthiness of its customers in determining credit to be extended. Substantially all of OBI’s customers are in the energy industry. This concentration of customers may impact the overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. Further, OBI’s cash in bank accounts, at times, may exceed federally insured limits. The Company monitors the financial condition of the banks, and has incurred no losses on these accounts.

13. Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date with the resulting translation adjustments

OILFIELD BEARING INDUSTRIES, INC.

Notes to financial statements—(continued)

December 31, 2004, 2005 and 2006

recorded directly to a separate component of stockholders’ equity as other comprehensive income. Income and expense accounts are translated at an average exchange rate. Foreign-exchange transaction gains and losses are reported on the consolidated statement of income, net.

14. Advertising Costs

OBI expenses all advertising costs as incurred. Expense for 2004, 2005, and 2006 was approximately $17,000, $18,000, and $201,000. Advertising costs are included in administrative and general expenses.

15. Income Taxes

OBI accounts for income taxes under the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates and tax laws are recognized in income in the period the change occurs.

16. Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments.

17. Goodwill and Other Intangible Assets

OBI follows the provisions of Statement of Financial Accounting Standard No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets.” Under this standard, purchased goodwill is no longer amortized, but is subject to an annual impairment test based on its fair value or when a triggering event occurs. There was no impairment of goodwill for the years ended December 31, 2004, 2005, and 2006.

18. Long-lived Assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that long-lived assets and certain identifiable intangible assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is periodically reviewed by management, and impairment losses, if any, are recognized when the expected undiscounted future operating cash flow derived from such assets are less than their carrying value. Management believes that no such impairments have occurred during the years ended December 31, 2005 and 2006.

OILFIELD BEARING INDUSTRIES, INC.

Notes to financial statements—(continued)

December 31, 2004, 2005 and 2006

Note B—Long Term Debt

Long-term debt consists of the following obligations as of December 31:

	2005	2006
Revolving note payable to bank, up to $8,000,000 bearing interest due monthly, at a rate of the lesser of the index rate minus .5% or 18%, principal due October 1, 2008, secured by corporate assets	$4,514,000	$1,701,000

Term note payable to bank, bearing interest at the lesser of the daily index rate less .50% or the maximum rate of 18%, due in 180 monthly installments of $8,778 plus interest, balance due October 17, 2010, secured by corporate assets	1,580,000	1,474,664

Term note payable to bank, bearing interest at a variable rate based on the 3 Year US Interest Rate Swap Index, due in 84 monthly installments of $3,794, including interest, balance due November 8, 2012, secured by corporate assets	253,382	223,355

Term note payable to bank, bearing interest at a variable rate which based on the 3 Year US Interest Rate Swap Index, due in 84 monthly installments of $6,487, including interest, balance due December 29, 2012, secured by corporate assets	437,520	386,442

	6,784,902	3,785,461
Less: current maturities	4,697,893	3,785,461

	$2,087,009	$—

The Company was not in compliance with certain of its debt covenants as of December 31, 2006. As such, the remaining outstanding balance as of December 31, 2006 has been classified as current. All debt was repaid in April 2007 as a result of OBI being acquired by Forum Oilfield Technologies on May 1, 2007. Refer to the note G for further detail of the acquisition.

Note C—Lease Commitments

OBI’s subsidiaries rent warehouse and office space under operating leases. The net expenses related to these leases were $38,651 and $123,358 in 2005 and 2006, respectively. Future commitments on noncancelable leases with terms of one or more years are as follows:

Year ending December 31,

2007	$73,976
2008	18,725

$92,701

Note D—Series A-1 Mandatorily Redeemable Preferred Stock

On October 30, 1998, Milestone-OBI made a $2,250,000 capital contribution to OBI in exchange for 100 shares of the Series A-1 Preferred Stock. Milestone-OBI owns 60% of the Company’s common stock. The preferred stock is nonvoting. Annual cash dividends on each share shall equal the product of the liquidation price ($22,500), multiplied by a percentage which equals the annual prime interest rate plus one percentage point (1%). The liquidation value of each issued and outstanding share of preferred stock shall be the liquidation price for each share ($22,500), plus an amount equal to accumulations of unpaid dividends thereon to the date immediately preceding the date of distribution. In the event of voluntary or involuntary liquidation, dissolution,

OILFIELD BEARING INDUSTRIES, INC.

Notes to financial statements—(continued)

December 31, 2004, 2005 and 2006

or winding up of the Corporation, the holder of shares of the Series A-1 Preferred Stock shall be entitled to receive the liquidation value of such shares held by them in preference to and in priority over any distributions upon the Common Shares and any Junior Liquidation Shares that may be issued, net of any distributions owed.

Shares of the Series A-1 Preferred Stock were to be redeemed on October 30, 2003, without the necessity of any action of the holder of the Series A-1 Preferred Stock shares, at the Redemption Price for each issued and outstanding share of the Series A-1 Preferred Stock. The Redemption Price is an amount of cash per share of Series A-1 Preferred Stock issued and outstanding equal to the greater of 135% of the Liquidation Price ($30,375) or the Liquidation Price plus an amount equal to all accumulated unpaid dividends.

Before the original redemption date, the Board of Directors and Milestone-OBI approved the following modifications to the redemption features of the Series A-1 Preferred Stock: (1) the redemption payment shall be made on or before October 30, 2004, such amount to be applied toward the redemption of a pro rata portion of the outstanding Series A-1 Preferred shares and the accrued dividends on such shares; and (2) during the period between the initial redemption and the extended mandatory redemption date, dividends on the outstanding Series A-1 Preferred Stock shall accrue at an annual rate of 7%. Through subsequent Board and Milestone-OBI agreements, no redemption payments have been made on the Series A-1 Preferred Stock as of December 31, 2006. The Series A-1 mandatorily redeemable preferred stock has been classified as a current liability due to its specified redemption date. Although the specified redemption date has been extended historically, further deferrals are under the sole control of the preferred stock holders.

Note E—Stock Options And Warrants

On October 30, 1998, OBI established the 1998 Stock Option, Stock Award and Incentive Bonus Plan to attract, motivate and retain employees and individuals providing services to the Company, and to encourage valued employees, corporations or other legal entities, and individuals providing services or financing or investment capital directly or indirectly to the Company, and directors to have a proprietary interest in the Company. OBI has granted options, all of which are vested, to purchase 33,533 shares of common stock under three non-qualified option agreements and 16,765 shares of common stock under six qualified option agreements. The options have a term of the lesser of 15 years or the date at which a change in control occurs and strike prices based on the attainment of certain financial measures. The strike price was subsequently fixed at $1 per share in 2003. There were 18,443 options exercised at a strike price of $1 per share for the year ended December 31, 2006 with none still outstanding.

In addition to the Series A-1 Preferred Stock presented above, OBI and Milestone-OBI entered into a Common Stock Purchase Warrant on October 30, 1998 (10 year term), whereby Milestone-OBI upon due exercise of the warrant shall be entitled to purchase from OBI that number of shares of common stock necessary to equal a fully-diluted 1.5% of OBI’s fully-diluted shares of common stock at the time of exercise of the warrant, at a purchase price of $85,000, which may be adjusted downward if certain performance targets are not met by the Company.

OILFIELD BEARING INDUSTRIES, INC.

Notes to financial statements—(continued)

December 31, 2004, 2005 and 2006

Note F—Other Assets

Other assets is comprised of the following as of December 31:

	2005	2006
Deposits	$36,957	$36,957
Prepayments and advances	217,295	146,033

	$254,252	$182,990

Note G—Federal Income Taxes

The provision for income taxes for 2004, 2005 and 2006 consists of the following:

	2004	2005	2006
Current tax expense	$1,022,534	$3,206,496	$5,267,757
Deferred tax benefit	4,403	9,253	(197,604)

Income taxes	$1,026,937	$3,215,749	$5,070,153

A cumulative net deferred tax asset and liability is included in other current assets and other liabilities for 2005 and 2006. The components of the deferred tax accounts are as follows:

	2005	2006
Deferred tax asset
Rebates	$—	$274,720
Deferred tax liability
Differences in depreciation methods	$(29,661)	$(98,718)

Net deferred tax asset/(liability)	$(29,661)	$176,002

The provision for income taxes for the year ended December 31, differs from the amount computed by applying the statutory income tax rate to income before income taxes as follows:

	2004	2005	2006
Income tax expense at statutory rate (34%)	$1,046,064	$2,984,793	$5,016,065
Increase (decrease) resulting from:
Nondeductible expense	3,743	119,569	14,243
Effect of varying tax rates of consolidated entities	(150,361)	(166,025)	(286,068)
State franchise taxes	73,688	270,962	325,125
Other	53,803	6,450	788

Income taxes	$1,026,937	$3,215,749	$5,070,153

Note H—Subsequent Events

On May 1, 2007 Forum Oilfield Technologies purchased 100% of the stock of Oilfield Bearing Industries, Inc. Forum Oilfield Technologies has operations in the United States, United Kingdom, and Canada that design, manufacture, and assemble pipe handling, pressure regulating, and drilling instrumentation equipment.

OILFIELD BEARING INDUSTRIES, INC.

Consolidated balance sheets

	December 31, 2006	March 31, 2007

		(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$327,058	$709,466
Accounts receivable	11,141,724	12,153,740
Inventory	19,519,291	19,494,984
Deferred tax asset	274,720	274,720

Total current assets	31,262,793	32,632,910

Property, plant and equipment
Building	1,738,010	1,738,010
Leasehold improvements	380,349	380,349
Equipment	1,301,936	1,309,512
Furniture and fixtures	526,800	526,870
Vehicles	113,476	147,459

	4,060,571	4,102,200
Less: accumulated depreciation	(881,314)	(919,307)

	3,179,257	3,182,893

Goodwill	476,543	476,543
Other assets	182,990	181,589

Total assets	$35,101,583	$36,473,935

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	$4,647,154	$4,556,871
Bank overdrafts	793,060	890,337
Preferred stock dividends payable	1,581,635	1,041,848
Common stock dividends payable	1,000,000	—
Income tax payable	1,406,446	2,027,527
Current portion of long-term debt	3,785,461	2,985,046
Series A-1 mandatorily redeemable preferred stock, $.01 par, 100,000 shares authorized, 100 shares issued and outstanding	2,250,000	2,250,000

Total current liabilities	15,463,756	13,751,629

Deferred tax liability	98,718	98,718

Stockholders’ equity
Common stock, no par, 900,000 shares authorized, 313,533 shares issued and outstanding	1,986,687	1,986,687
Retained earnings	17,471,170	20,642,710
Accumulated other comprehensive income:
Unrealized gain (loss) on foreign currency translation	81,252	(5,809)

Total stockholders’ equity	19,539,109	22,623,588

Total liabilities and stockholders’ equity	$35,101,583	$36,473,935

The accompanying notes are an integral part of these statements.

OILFIELD BEARING INDUSTRIES, INC.

Consolidated statements of income and comprehensive income

for the period ended March 31,

(unaudited)

	2006	2007
Net sales	$17,252,461	$20,403,108

Cost of goods sold	11,975,794	13,539,218

	5,276,667	6,863,890

Operating expenses:
Administrative and general	1,813,809	2,093,173
Depreciation	76,608	91,461

Total operating expenses	1,890,417	2,184,634

Operating income	3,386,250	4,679,256

Other income (expense)
Interest expense	(114,354)	(69,599)
Other income	1,196	8,051
Foreign exchange gain	22,257	46,547

	(90,901)	(15,001)

Net earnings before income taxes	3,295,349	4,664,255

Income taxes	1,105,034	1,492,715

Net income	$2,190,315	$3,171,540

Comprehensive income:
Net income	$2,190,315	$3,171,540
Unrealized gain (loss) on foreign currency translation	292,240	(87,061)

Total comprehensive income	$2,482,555	$3,084,479

The accompanying notes are an integral part of these statements.

OILFIELD BEARING INDUSTRIES, INC.

Consolidated statements of cash flows

for the period ended March 31,

(unaudited)

	2006	2007
Cash flows from operating activities:
Net income	$2,190,315	$3,171,540
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	76,608	91,461
Loss on disposal of capital assets	—	(507)
Changes in assets and liabilities:
Trade receivables	(230,423)	(1,012,017)
Inventory	1,206,705	24,308
Other assets	109,980	1,401
Accounts payable and accrued expenses	(1,768,405)	(90,283)
Preferred dividend payable	(68,933)	—
Federal income taxes payable	(765,499)	621,082
Due from stockholders and employees	15	—

Net cash provided by operating activities	750,363	2,806,985

Cash flows used in investing activities:
Capital expenditures	(77,601)	(119,037)
Proceeds on sale of capital assets	—	10,000

Net cash used in investing activities	(77,601)	(109,037)

Cash flows from financing activities:
Proceeds from borrowings	252,000	—
Principal payments on debt	(877,943)	(800,415)
Bank overdrafts	258,121	97,277
Payment of preferred and common dividends	—	(1,539,787)

Net cash used in financing activities	(367,822)	(2,242,925)

Effect of exchange rate changes on cash	(32,662)	(72,615)

Increase in cash and cash equivalents	272,278	382,408

Cash and cash equivalents, beginning of year	465,476	327,058

Cash and cash equivalents, end of year	$737,754	$709,466

The accompanying notes are an integral part of these statements.

OILFIELD BEARING INDUSTRIES, INC.

Notes to unaudited financial statements

Note A—Summary of Significant Accounting Policies

1. Nature of Operations

Oilfield Bearing Industries, Inc. (OBI), a Texas corporation, is a distributor of oilfield bearings with its primary office in Spring, Texas serving North America. OBI serves foreign countries through its wholly-owned subsidiaries in the United Kingdom, United Arab Emirates and Canada.

2. Basis of Presentation

The unaudited interim consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the financial position of OBI as of March 31, 2007 and the consolidated statements of income and comprehensive income and the consolidated statements of cash flows for the three months ended March 31, 2006 and 2007. Certain information and disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2006. Management believes that these financial statements contain all adjustments required to make them not misleading.

3. Principles of Consolidation

The consolidated financial statements include the accounts of OBI and its wholly owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation.

4. Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with maturity of three months or less from the purchase date to be cash equivalents.

Cash in banks outside the United States was $296,760 and $577,030 at December 31, 2006 and March 31, 2007.

5. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

6. Accounts Receivable

Accounts receivable consist of trade receivables based on invoiced prices. Based upon a review of outstanding customer receivables, historical collection information, and existing economic conditions, management has determined that all accounts receivable at December 31, 2006 and 2007 are fully collectible, and accordingly, no allowance for doubtful accounts is required. Accounts receivable are written off based on individual credit evaluation and specific circumstances of the customer, when such treatment is warranted.

7. Inventory

Inventory consists of various oilfield bearings held for resale and are valued at the lower of specific cost or market.

OILFIELD BEARING INDUSTRIES, INC.

Notes to unaudited financial statements—(continued)

8. Property, Plant and Equipment

Property, plant and equipment is recorded at historical cost. Major additions and improvements are capitalized. Replacements, maintenance, and repairs which do not improve or extend the life of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost of the property is removed from the asset account, accumulated depreciation is charged with an amount equivalent to the depreciation provided, and the difference net of salvage value is charged or credited to earnings.

9. Depreciation

Provisions for depreciation are computed at rates considered to be sufficient to amortize the cost of the assets over their estimated useful lives using the straight-line method. The principal depreciation and amortization rates are based on the following estimated useful lives: equipment 5-7 years; furniture and fixtures 7 years; vehicles 7-10 years; and building 39 years.

10. Fair Value of Financial Instruments

The carrying amounts of cash, receivables, and accounts payable approximate their fair values due to the short-term maturities of these instruments.

The carrying amounts of OBI’s revolving note and its term notes approximate their fair values because the rates on such notes are variable, based on current market.

11. Revenue Recognition

OBI sells ball bearings to oil and gas companies, recognizing revenue when the shipment arrives at its destination. For non-custom items sold off the shelf, the customer may return the item for a credit if the item is in good enough condition for resale up to six months after the purchase. OBI accrued an amount each month for such returns based on historical data.

For custom-ordered items, a down payment is required from the customer, and full payment upon delivery. These items are returnable for a credit if the manufacturer will accept them, and any restocking fees associated with returns on custom items are passed along to the customer.

12. Employee Benefits

OBI has a Simple 401K Plan for the benefit of its United States employees. All employees are eligible to participate in the plan upon employment. OBI’s contribution is paid to the Plan for accumulation for the benefit of eligible employees. OBI contributed $12,911 and $16,800 to this plan in the periods ended March 31, 2006 and 2007. OBI’s wholly owned subsidiaries in Canada and the United Kingdom have retirement for the benefit of its employees. Contributions to these plans were $982 and $6,998, respectively, in the period ended March 31, 2006 and $1,298 and $9,122, respectively, in the period ended March 31, 2007.

13. Concentrations of Credit Risk

Financial instruments that could potentially subject OBI to concentrations of credit risk include receivables and cash over FDIC limits. OBI continuously evaluates the credit worthiness of its customers in determining credit to be extended. Substantially all of OBI’s customers are in the energy industry. This concentration of customers may impact the overall exposure to credit risk, either positively or negatively, in that customers may

OILFIELD BEARING INDUSTRIES, INC.

Notes to unaudited financial statements—(continued)

be similarly affected by changes in economic and industry conditions. Further, OBI’s cash in bank accounts, at times, may exceed federally insured limits. The Company monitors the financial condition of the banks, and has incurred no losses on these accounts.

14. Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date with the resulting translation adjustments recorded directly to a separate component of stockholders’ equity as other comprehensive income. Income and expense accounts are translated at an average exchange rate. Foreign-exchange transaction gains and losses are reported on the consolidated statement of income, net.

15. Advertising Costs

OBI expenses all advertising costs as incurred. Expense for the periods ended March 31, 2006 and 2007 was $4,584 and $3,465. Advertising costs are included in administrative and general expenses.

16. Income Taxes

OBI accounts for income taxes under the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates and tax laws are recognized in income in the period the change occurs.

17. Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments.

18. Goodwill and Other Intangible Assets

OBI follows the provisions of Statement of Financial Accounting Standard No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets.” Under this standard, purchased goodwill is no longer amortized, but is subject to an annual impairment test based on its fair value or when a triggering event occurs. There was no impairment of goodwill through the interim period ended March 31, 2007.

19. Long-lived Assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that long-lived assets and certain identifiable intangible assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is periodically reviewed by management, and impairment losses, if any, are recognized when the expected undiscounted future operating cash flow derived from such assets are less than their carrying value. Management believes that no such impairments have occurred during the periods ended March 31, 2006 and 2007.

OILFIELD BEARING INDUSTRIES, INC.

Notes to unaudited financial statements—(continued)

Note B—Long Term Debt

Long-term debt consists of the following obligations as of December 31, 2006 and March 31, 2007:

	2006	2007

Revolving note payable to bank, up to $8,000,000 bearing interest due monthly, at a rate of the lesser of the index rate minus .5% or 18%, principal due October 1, 2008, secured by corporate assets	$1,701,000	$946,000

Term note payable to bank, bearing interest at the lesser of the daily index rate less .50% or the maximum rate of 18%, due in 180 monthly installments of $8,778 plus interest, balance due October 17, 2010, secured by corporate assets	1,474,664	1,448,330

Term note payable to bank, bearing interest at a variable rate based on the 3 Year US Interest Rate Swap Index, due in 84 monthly installments of $3,794, including interest, balance due November 8, 2012, secured by corporate assets	223,355	215,541

Term note payable to bank, bearing interest at a variable rate which based on the 3 Year US Interest Rate Swap Index, due in 84 monthly installments of $6,487, including interest, balance due December 29, 2012, secured by corporate assets	386,442	375,175

	3,785,461	2,985,046
Less: current maturities	3,785,461	2,985,046

	$—	$—

The Company was not in compliance with certain of its debt covenants as of December 31, 2006. As such, the remaining outstanding balance as of March 31, 2007 has been classified as current. All debt was repaid in April 2007 as a result of OBI being acquired by Forum Oilfield Technologies on May 1, 2007. Refer to the note F for further detail of the acquisition.

Note C—Lease Commitments

OBI’s subsidiaries rent warehouse and office space under operating leases. The net expenses related to these leases were $13,848 and $16,480 in the periods ended March 31, 2006 and 2007, respectively. Future commitments on noncancelable leases with terms of one or more years are as follows:

Year ending December 31,
2007	$73,976
2008	18,725

$92,701

Note D—Series A-1 Mandatorily Redeemable Preferred Stock

On October 30, 1998, Milestone-OBI made a $2,250,000 capital contribution to OBI in exchange for 100 shares of the Series A-1 Preferred Stock. Milestone-OBI owns 60% of the Company’s common stock. The preferred stock is nonvoting. Annual cash dividends on each share shall equal the product of the liquidation price ($22,500), multiplied by a percentage which equals the annual prime interest rate plus one percentage point (1%). The liquidation value of each issued and outstanding share of preferred stock shall be the liquidation price for each share ($22,500), plus an amount equal to accumulations of unpaid dividends thereon to the date immediately preceding the date of distribution. In the event of voluntary or involuntary liquidation, dissolution,

OILFIELD BEARING INDUSTRIES, INC.

Notes to unaudited financial statements—(continued)

or winding up of the Corporation, the holder of shares of the Series A-1 Preferred Stock shall be entitled to receive the liquidation value of such shares held by them in preference to and in priority over any distributions upon the Common Shares and any Junior Liquidation Shares that may be issued, net of any distributions owed.

Shares of the Series A-1 Preferred Stock were to be redeemed on October 30, 2003, without the necessity of any action of the holder of the Series A-1 Preferred Stock shares, at the Redemption Price for each issued and outstanding share of the Series A-1 Preferred Stock. The Redemption Price is an amount of cash per share of Series A-1 Preferred Stock issued and outstanding equal to the greater of 135% of the Liquidation Price ($30,375) or the Liquidation Price plus an amount equal to all accumulated unpaid dividends.

Before the original redemption date, the Board of Directors and Milestone-OBI approved the following modifications to the redemption features of the Series A-1 Preferred Stock: (1) the redemption payment shall be made on or before October 30, 2004, such amount to be applied toward the redemption of a pro rata portion of the outstanding Series A-1 Preferred shares and the accrued dividends on such shares; and (2) during the period between the initial redemption and the extended mandatory redemption date, dividends on the outstanding Series A-1 Preferred Stock shall accrue at an annual rate of 7%. Through subsequent Board and Milestone-OBI agreements, no redemption payments have been made on the Series A-1 preferred stock as of March 31, 2007. The Series A-1 mandatorily redeemable preferred stock has been classified as a current liability due to its specified redemption date. Although the specified redemption date has been extended historically, further deferrals are under the sole control of the preferred stock holders.

Note E—Stock Options And Warrants

On October 30, 1998, OBI established the 1998 Stock Option, Stock Award and Incentive Bonus Plan to attract, motivate and retain employees and individuals providing services to the Company, and to encourage valued employees, corporations or other legal entities, and individuals providing services or financing or investment capital directly or indirectly to the Company, and directors to have a proprietary interest in the Company. OBI has granted options, all of which are vested, to purchase 33,533 shares of common stock under three non-qualified option agreements and 16,765 shares of common stock under six qualified option agreements. The options have a term of the lesser of 15 years or the date at which a change in control occurs and strike prices based on the attainment of certain financial measures. The strike price was subsequently fixed at $1 per share in 2003. All options had been exercised as of the end of December 31, 2006 and thus no options were exercised or outstanding as of the period ended March 31, 2007.

In addition to the Series A-1 Preferred Stock presented above, OBI and Milestone-OBI entered into a Common Stock Purchase Warrant on October 30, 1998 (10 year term), whereby Milestone-OBI upon due exercise of the warrant shall be entitled to purchase from OBI that number of shares of common stock necessary to equal a fully-diluted 1.5% of OBI’s fully-diluted shares of common stock at the time of exercise of the warrant, at a purchase price of $85,000, which may be adjusted downward if certain performance targets are not met by the Company.

OILFIELD BEARING INDUSTRIES, INC.

Notes to unaudited financial statements—(continued)

Note F—Other Assets

Other assets is comprised of the following as of December 31, 2006 and March 31, 2007:

	2006	2007
Deposits	$36,957	$36,957
Prepayments and advances	146,033	144,632

	$182,990	$181,589

Note G—Subsequent Events

On May 1, 2007 Forum Oilfield Technologies purchased 100% of the stock of Oilfield Bearing Industries, Inc. Forum Oilfield Technologies has operations in the United States, United Kingdom, and Canada that design, manufacture, and assemble pipe handling, pressure regulating, and drilling instrumentation equipment.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

TriPoint Energy Services, Inc.

We have audited the accompanying balance sheet of TriPoint Energy Services, Inc. as of December 31, 2006 and the related statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriPoint Energy Services, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation.

/s/    UHY LLP

Houston, Texas

February 19, 2007

TRIPOINT ENERGY SERVICES, INC.

Balance sheet

December 31, 2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$96,409
Trade accounts receivable, net of allowance for doubtful accounts of $201,742	8,352,157
Costs of uncompleted contracts and inventories	10,813,281
Income taxes receivable	—
Prepaid expenses and other current assets	533,456
Deferred tax assets	164,597

TOTAL CURRENT ASSETS	19,959,900
PROPERTY AND EQUIPMENT, net	2,295,712
GOODWILL	6,406,001
DEFERRED TAX ASSETS	127,424
OTHER ASSETS, net	210,138

TOTAL ASSETS	$28,999,175

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$75,000
Accounts payable	4,197,555
Accrued liabilities	3,430,879

TOTAL CURRENT LIABILITIES	7,703,434
LONG-TERM DEBT, less current maturities	3,833,676

TOTAL LIABILITIES	11,537,110

COMMITMENTS AND CONTINGENCIES	—

STOCKHOLDERS’ EQUITY
Series A preferred stock, cumulative convertible; $0.01 par value, 50,000 shares authorized, 9,007 shares issued and outstanding	2,981,870
Common stock; $0.01 par value; 100,000 shares authorized, 4,759 shares issued and 4,557 outstanding	47
Additional paid-in capital	8,997,869
Treasury stock, at cost	(270,680)
Retained earnings	5,953,959

17,663,065
Receivable from stockholders	(201,000)

TOTAL STOCKHOLDERS’ EQUITY	17,462,065

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$28,999,175

See notes to financial statements.

TRIPOINT ENERGY SERVICES, INC.

Statement of operations

Year ended December 31, 2006

REVENUE
Services	$45,186,058
Sales	13,524,327

TOTAL REVENUE	58,710,385

EXPENSES
Cost of services	33,365,636
Cost of sales	10,253,410
Depreciation and amortization	790,526
General and administrative	5,049,164
Other operating expenses	380,337

TOTAL EXPENSES	49,839,073

INCOME FROM OPERATIONS	8,871,312

OTHER INCOME (EXPENSE)
Interest expense	(380,801)
Other income	10,407

TOTAL OTHER INCOME (EXPENSE)	(370,394)

INCOME BEFORE INCOME TAXES	8,500,918

INCOME TAX PROVISION	3,171,827

NET INCOME	$5,329,091

See notes to financial statements.

TRIPOINT ENERGY SERVICES, INC.

Statement of stockholders’ equity

Year ended December 31, 2006

	Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock		Deferred Compensation	Retained Earnings (Accumulated Deficit)	Receivable from Stockholders	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount		Shares	Amount
Balance, January 1, 2006	9,007	$2,262,084	4,759	$47	$9,627,782	202	$(270,680)	$(148,802)	$624,868	$(238,520)	$11,856,779
Preferred stock dividend	—	719,786	—	—	(719,786)	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	148,802	—	—	148,802
Repayment from stockholders	—	—	—	—	—	—	—	—	—	37,520	37,520
Stock-based compensation expense	—	—	—	—	89,873	—	—	—	—	—	89,873
Net income	—	—	—	—	—	—	—	—	5,329,091	—	5,329,091

Balance, December 31, 2006	9,007	$2,981,870	4,759	$47	$8,997,869	202	$(270,680)	$—	$5,953,959	$(201,000)	$17,462,065

See notes to financial statements.

TRIPOINT ENERGY SERVICES, INC.

Statement of cash flows

Year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,329,091
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes	(161,622)
Depreciation and amortization	790,526
Stock-based compensation	89,873
Gain on disposal of property and equipment	(2,845)
Amortization of deferred compensation	148,802
Changes in operating assets and liabilities:
Trade accounts receivable	(2,267,751)
Costs of uncompleted contracts and inventories	(4,392,829)
Income taxes receivable	161,504
Prepaid expenses and other current assets and other assets	(171,788)
Accounts payable and accrued liabilities	1,770,849

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,293,810

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(859,046)
Proceeds from sale of property and equipment	3,950

NET CASH USED IN INVESTING ACTIVITIES	(855,096)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of long-term debt	(930,516)
Repayment from stockholders	37,520
NET CASH USED IN FINANCING ACTIVITIES	(892,996)

NET DECREASE IN CASH AND CASH	(454,282)

CASH AND CASH EQUIVALENTS, beginning of year	550,691

CASH AND CASH EQUIVALENTS, end of year	$96,409

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$396,652

Income taxes	$2,775,606

NONCASH INVESTING AND FINANCING ACTIVITIES
Purchase of property and equipment for notes payable	$53,408

See notes to financial statements.

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements

December 31, 2006

Note 1—Summary of Significant Accounting Policies and Practices

Description of Business: TriPoint Energy Services, Inc. (the “Company”) was incorporated in the State of Delaware in June 2002. The Company is engaged in the business of repair, refurbishment, and rig-up of capital drilling equipment, servicing the oil and gas drilling and well-servicing markets worldwide. The Company’s services and products include new and remanufactured diesel engines, mud pumps, transmissions, and other equipment utilized in the oil and gas industry.

Revenue Recognition: Revenue on sales of equipment is recognized upon shipment to the customer or upon customer acceptance. Revenue from construction and refurbishment contracts is recognized on the completed-contract method. This method is used because the typical contract is completed in six months or less and financial position and results of operations do not vary significantly from those which would result from the use of the percentage-of-completion method. A contract is considered complete when all costs except insignificant items have been incurred and the constructed or refurbished equipment has been accepted by the customer. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash deposits at various federally insured financial institutions.

Trade Accounts Receivable: Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing trade accounts receivable. The Company determines the allowance based on historical write-off experience and other relevant factors. Account balances are charged off against the allowance after all means of collection have been exhausted, and the potential for recovery is considered remote.

Inventories: Inventories are stated at the lower of cost or market and consist primarily of finished equipment and spare parts. Cost is determined using the first-in, first-out method. Inventories amounted to approximately $4,481,000, net of inventory reserves of approximately $361,000 at December 31, 2006.

Costs of Uncompleted Contracts: Costs of uncompleted contracts consist of incurred costs as described above, which will be billed to the customer upon final acceptance of the constructed or refurbished equipment.

Property and Equipment: Property and equipment are stated at cost. The Company depreciates property and equipment over the estimated useful life of the related asset using the straight-line method as follows:

Life
Buildings	39 years
Vehicles	3 – 7 years
Furniture and Fixtures	3 – 5 years
Machinery and Equipment	5 – 7 years
Software	3 – 5 years

Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the related asset.

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

December 31, 2006

Goodwill: Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. No events of impairment were noted as of December 31, 2006.

Other Assets: Other assets include patents, trademarks and drawings and are amortized on the straight-line method over their estimated useful lives ranging from 8 to 10 years. Other assets also includes deferred financing costs relating to incurred costs in connection with the Company’s revolving line of credit with PNC Bank N.A. (See Note 3). Deferred financing costs are amortized on the straight-line method over the related term of the debt. Aggregate accumulated amortization as of December 31, 2006, amounted to approximately $70,000.

Impairment of Long-Lived Assets: In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the discounted cash flows value of the asset.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the tax rates are enacted.

Use of Estimates: The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of costs of uncompleted contracts and inventories, property and equipment, goodwill, other assets deferred tax asset valuation allowances and allowance for doubtful trade accounts receivable. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Stock-Based Compensation: In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment (SFAS 123R)”. SFAS 123R revises SFAS No. 123, “Accounting for Stock-Based Compensation”, and focuses on accounting for share-based payments for services by employer to employee. The statement requires companies to expense the fair value of employee stock options and other equity-based compensation at the grant date. The statement does not require a certain type of valuation model, accordingly, either a binomial lattice, Black-Scholes or other model may be used. The provisions of SFAS 123R are effective for financial statements for annual periods beginning after June 15, 2005. We have adopted the provisions of SFAS 123R in the current year.

Product Warranty: The Company offers warranties on its sales of equipment for six months from the date of sale. The Company provides for costs estimated to be incurred under its product warranties at the time of

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

December 31, 2006

shipment. Provisions for warranty expenses are made based upon the type of equipment sold or refurbished, the extent of refurbishment services provided, and management’s estimates. The Company includes its liability for product warranties in accrued liabilities in its balance sheet.

Changes in the Company’s liability for product warranties are as follows:

Balance at beginning of year	$108,019
Product warranty issued	392,352
Product warranty settled	(385,422)

Balance at end of year	$114,949

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash in bank deposits with various major financial institutions. These accounts, at times, exceed federally insured limits. Deposits in the United States of America are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. The Company monitors the financial condition of the financial institutions and has not experienced any losses on such accounts.

The majority of the Company’s trade accounts receivable are derived from sales and service to major oil and gas service customers. As of December 31, 2006, the four largest customers (or customer groups) of the company accounted for approximately 38% of net trade accounts receivable.

Note 2—Property And Equipment

Property and equipment consisted of the following:

Vehicles	$986,942
Furniture and fixtures	172,803
Building and improvements	1,144,419
Machinery and equipment	2,509,586
Software	603,793
Accumulated depreciation and amortization	(3,234,163)

2,183,380
Construction in progress	112,332

$2,295,712

Note 3—Long-term Debt

In December 2005, the Company entered into a $7.5 million revolving line of credit with PNC Bank N.A. Payments on the line are made directly from an accounts receivable lockbox account. The revolver bears interest of prime plus 0.5% and expires on December 13, 2008. The revolving line of credit is collateralized by 85% of eligible trade accounts receivable and 65% of eligible inventories. The carrying amount of trade accounts receivable and inventories as of December 31, 2006 are approximately $11.6 million.

The revolving line of credit contains various covenants the Company must adhere to. As of December 31, 2006, management believes the Company is in compliance with all covenants contained in the line of credit agreement, as stated.

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

December 31, 2006

Long-term debt consisted of the following:

Notes payable with Ford Credit Corp. with repayment terms at various dates through 2011 and interest rates ranging from 9.5% to 15%.	$228,420
Capital lease obligation with payments through December 31, 2009 and interest rate of 7.95%.	50,525
Revolving line of credit, bearing interest at prime (8.25% as of December 31, 2006) plus 0.5%.	3,629,731

3,908,676
Less: current maturities	75,000

Long-term debt, net of current maturities	$3,833,676

Scheduled maturities for the next five years as of December 31, 2006 are as follows:

2007	$75,000
2008	3,722,103
2009	75,658
2010	29,366
2011	6,549

$3,908,676

Note 4—Income Taxes

The Company’s income tax provision is determined by applying the Company’s effective income tax rate to pretax financial reporting income, adjusted for permanent differences. The Company’s income tax provision was allocated as follows:

Current	$3,333,447
Deferred	(161,620)

Income tax provision	$3,171,827

The individually significant components which comprise the Company’s deferred tax assets and liabilities are as follows:

Current:
Federal and state net operating loss carryforwards	$60,929
Allowance for doubtful accounts	68,593
Other	124,657
Inventory step-up in purchase accounting	(89,582)

164,597
Noncurrent:
Excess of tax basis over book basis of other assets	147,550
Excess of book basis over tax basis of property and equipment	(20,126)

Net deferred tax assets	$292,021

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

December 31, 2006

As of December 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $220,000, which, if not utilized, will expire beginning in 2021. The Company’s net operating loss carryforwards are limited due to a change in ownership. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The table below reconciles the Company’s statutory income tax provision attributable to income from continuing operations to its effective income tax provision:

Statutory federal tax expense	$2,890,312
State income tax expense, net of federal tax	268,561
Other	12,954

Income tax provision	$3,171,827

Note 5—Stock Option Plan

The Company has established a stock option plan (the “Plan”) to attract and retain the best personnel and to provide additional incentives to employees, consultants, and non-employee directors of the Company. Options granted under the Plan may be incentive stock options (as defined in Section 422 of the Internal Revenue Code) or nonqualified stock options. The maximum number of shares that may be optioned and sold under the Plan was previously set at a maximum of 1,105 shares. In February 2003, the board of directors approved an amendment to the Plan that would increase the maximum number of shares that may be optioned and sold under the Plan to 15% of the then issued and outstanding shares of common stock plus the amount of the outstanding shares of the preferred stock that could be converted to common stock of the Company. In August 2006, the Board of Directors approved a second amendment of the Plan that would increase the maximum number of shares that may be optioned and sold under the Plan to 19% of the then issued and outstanding shares of common stock plus the amount of the outstanding shares of the preferred stock that could be converted to common stock of the Company. The term of options shall not exceed 10 years for incentive stock awards or five years if the optionee owns more than 10% of the voting stock in the Company.

The Plan allows stock options to be granted with an exercise price equal to or greater than the stock’s fair market value at the date of grant. Options granted under the Plan vest over two or three years with certain options granted vesting upon a change of control of the Company. There were 37 additional shares available for grant under the Plan as of December 31, 2006.

Stock option activity during the periods indicated was as follows:

	Number of Shares Outstanding	Weighted Average Exercise Price
Balance, January 1, 2006	1,340	$1,000.00
Granted	1,200	$1,552.50

Balance, December 31, 2006	2,540	$1,261.02

As of December 31, 2006, the exercise price and weighted average remaining contractual life of outstanding options was $1,261 and 8.98 years, respectively. There were no options exercisable as of December 31, 2006.

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

December 31, 2006

Note 6—Series A Cumulative Convertible Preferred Stock

The Company is authorized to issue 50,000 shares of Series A Cumulative Convertible Preferred Stock with a par value of $0.01. As of December 31, 2006, the Company had 9,007 shares issued and outstanding for a total par value of $90.

Upon liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the common stockholders, an amount per share equal to $1,000 per share (Liquidation Amount). As of December 31, 2006, the aggregate involuntary liquidation preference of the preferred stock shares above the par value was approximately $9,007,000.

The holders of Series A preferred stock are also entitled to received a payment-in-kind dividend at the per annum rate of 8% of the Liquidation Amount. Such dividends accrue semi-annually on each June 30 and December 31, beginning December 31, 2002. The dividend on the preferred stock is accreted to the value of the preferred stock. The accrued dividend balance was $2,981,870 or $331.06 per share as of December 31, 2006.

Each share of Series A preferred stock is initially convertible, at the option of the holder, at any time, into such number of common stock as is determined by dividing the Original Purchase Price, as defined, by the Conversion Price, as also defined, at such time. The Conversion Price is initially set at $1,000 and is subject to adjustment upon issuance of additional shares of common stock.

Note 7—Commitments and Contingencies

Operating Leases

The Company leases certain of its operating and office facilities for various terms. Lease expense for the year ended December 31, 2006 was approximately $532,000.

Future maturities of non-cancelable lease obligations as of December 31, 2006 are due in the following years:

Year Ending December 31,
2007	$594,424
2008	598,596
2009	595,865
2010	577,500
2011	578,000
Thereafter	1,240,000

$4,184,385

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse affect on the Company’s financial position, results of operations, or liquidity.

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

December 31, 2006

Note 8—Related-Party Transactions

During 2004, the Company issued 100 shares of restricted common stock to a director, which vests over a two-year period. During fiscal year 2003, the Company issued 100 shares of restricted common stock to another director, which also vests over a two-year period. The shares are only restricted due to vesting requirements. The fair value of the shares is expensed to the statement of operations as they vest.

During 2005, the Company entered an agreement with Gerald Hage to be the Company’s Chairman. Mr. Hage held this position of CEO from March 14, 2005 until July 28, 2005, at which time, leadership transferred to Tom Smith, who joined the Company as President. Under the agreement, approved by the Board of Directors on July 28, 2005, Mr. Hage, as Chairman, received 100 options. The options have an exercise price of $1,000 per share and will vest over a two year time period. During 2006, under the agreement approved by the Board of Directors on April 27, 2006, Mr. Hage, as Chairman, received an additional 300 options. The options have an exercise price of $1,340 per share and will vest over a two-year time period or change of control of the Company, if earlier. In addition, Mr. Hage will receive a quarterly retainer of $12,500. Total management fees, including compensation paid as a contracted CEO and related bonus, as per the terms of the agreement, for the year ended December 31, 2006 was $178,000.

The Company leases the operating facility in Victoria, Texas from a shareholder and board member on a ten-year lease for $12,500 per month for the initial 36 months, $13,000 for the second 36 months, and $13,750 per month for the final 48 months.

Note 9—Significant Customers

Two customers and their related subsidiaries accounted for 28% and 12% of total revenue during the year ended December 31, 2006.

Note 10—Significant Vendors

Two vendors accounted for 30% and 11% of total purchases during the year ended December 31, 2006.

TRIPOINT ENERGY SERVICES, INC.

Balance sheets

	June 30,
	2006	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$88,900	$—
Trade accounts receivable, net of allowance for doubtful accounts of approximately $250,000 and $140,000, respectively	10,070,860	8,854,582
Costs of uncompleted contracts and inventories, net	8,942,788	8,038,681
Income taxes receivable	—	256,492
Prepaid expenses and other current assets	529,054	153,182
Deferred tax assets	70,552	215,419

TOTAL CURRENT ASSETS	19,702,154	17,518,356

PROPERTY AND EQUIPMENT, net	2,122,853	1,994,918

GOODWILL	6,406,001	6,406,001

DEFERRED TAX ASSETS	122,913	127,612

OTHER ASSETS, net	233,765	173,630

TOTAL ASSETS	$28,587,686	$26,220,517

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$62,211	$94,518
Accounts payable	3,231,184	2,228,651
Accrued and other current liabilities	5,606,922	1,998,184
Income taxes payable	587,836	—

TOTAL CURRENT LIABILITIES	9,488,153	4,321,353

LONG-TERM DEBT, less current maturities	4,706,382	1,889,914

TOTAL LIABILITIES	14,194,535	6,211,267

COMMITMENTS AND CONTINGENCIES (Note 7)	—	—

STOCKHOLDERS’ EQUITY
Series A preferred stock, cumulative convertible; $0.01 par value, 50,000 shares authorized, 9,007 shares issued and outstanding	2,622,364	3,342,150
Common stock; $0.01 par value; 100,000 shares authorized, 4,759 shares issued and 4,557 outstanding	47	47
Additional paid-in capital	9,278,123	8,864,181
Treasury stock, at cost	(270,680)	(270,680)
Deferred compensation	(148,802)	—
Retained earnings	3,113,099	8,274,552

	14,594,151	20,210,250
Receivable from stockholders	(201,000)	(201,000)

TOTAL STOCKHOLDERS’ EQUITY	14,393,151	20,009,250

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$28,587,686	$26,220,517

See accompanying notes and accountants’ review report.

TRIPOINT ENERGY SERVICES, INC.

Statements of operations

	Six Months Ended June 30,
	2006	2007
REVENUE
Services	$22,057,478	$22,496,875
Sales	5,159,899	6,634,556

TOTAL REVENUE	27,217,377	29,131,431

EXPENSES
Cost of services	15,753,146	16,735,081
Cost of sales	4,530,343	4,831,460
Depreciation and amortization	394,136	427,883
General and administrative	2,360,105	2,917,428
Other operating expenses	31,318	128,043

TOTAL EXPENSES	23,069,048	25,039,895

INCOME FROM OPERATIONS	4,148,329	4,091,536

OTHER INCOME (EXPENSE)
Interest expense	(199,778)	(133,040)
Other income, net	4,697	6,017

TOTAL OTHER INCOME (EXPENSE)	(195,081)	(127,023)

INCOME BEFORE INCOME TAXES	3,953,248	3,964,513

INCOME TAX PROVISION	1,465,017	1,643,920

NET INCOME	$2,488,231	$2,320,593

See accompanying notes and accountants’ review report.

TRIPOINT ENERGY SERVICES, INC.

Statements of stockholders’ equity

Six months ended June 30, 2006 and 2007

	Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock		Deferred Compensation	Retained Earnings	Receivable from Stockholders	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount		Shares	Amount
Balance, January 1, 2006	9,007	$2,262,084	4,759	$47	$9,627,782	202	$(270,680)	$(148,802)	$624,868	$(238,520)	$11,856,779
Preferred stock dividend	—	360,280	—	—	(360,280)	—	—	—	—	—	—
Repayment from stockholders	—	—	—	—	—	—	—	—	—	37,520	37,520
Stock-based compensation expense	—	—	—	—	10,621	—	—	—	—	—	10,621
Net income	—	—	—	—	—	—	—	—	2,488,231	—	2,488,231

Balance, June 30, 2006	9,007	$2,622,364	4,759	$47	$9,278,123	202	$(270,680)	$(148,802)	$3,113,099	$(201,000)	$14,393,151

Balance, January 1, 2007	9,007	$2,981,870	4,759	$47	$8,997,869	202	$(270,680)	$—	$5,953,959	$(201,000)	$17,462,065
Preferred stock dividend	—	360,280	—	—	(360,280)	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	226,592	—	—	—	—	—	226,592
Net income	—	—	—	—	—	—	—	—	2,320,593	—	2,320,593

Balance, June 30, 2007	9,007	$3,342,150	4,759	$47	$8,864,181	202	$(270,680)	$—	$8,274,552	$(201,000)	$20,009,250

See accompanying notes and accountants’ review report.

TRIPOINT ENERGY SERVICES, INC.

Statements of cash flows

	Six Months Ended June 30,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$2,488,231	$2,320,593

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred taxes	(60,066)	(51,012)
Depreciation and amortization	394,136	427,883
Stock-based compensation expense	10,621	226,592
Change in operating assets and liabilities:
Trade accounts receivable	(3,986,454)	(502,425)
Costs of uncompleted contracts and inventories	(2,522,336)	2,774,600
Income taxes receivable	(4,855)	(256,492)
Prepaid expenses and other current assets and other assets	(199,768)	355,091
Accounts payable and accrued and other current liabilities	3,731,716	(3,401,597)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(148,775)	1,893,233

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net	(279,936)	(65,398)

NET CASH USED IN INVESTING ACTIVITIES	(279,936)	(65,398)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of long-term debt	(70,600)	(1,924,244)
Cash received from stockholders	37,520	—

NET CASH USED IN FINANCING ACTIVITIES	(33,080)	(1,924,244)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(461,791)	(96,409)

CASH AND CASH EQUIVALENTS, beginning of period	550,691	96,409

CASH AND CASH EQUIVALENTS, end of period	$88,900	$—

See accompanying notes and accountants’ review report.

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements

June 30, 2006 and 2007

Note 1—Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: TriPoint Energy Services, Inc. (the “Company”) is engaged in the business of repair, refurbishment, and rig-up of capital drilling equipment to the oil and gas drilling and well-servicing markets worldwide. The Company’s services and products include new and remanufactured diesel engines, mud pumps, transmissions, and other equipment utilized in the oil and gas industry.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade Accounts Receivable: Trade accounts receivable are recorded at the invoiced amount, net of any allowance for doubtful accounts and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing trade accounts receivable. The Company determines the allowance based on historical write-off experience and other relevant factors. Account balances are charged off against the allowance after all means of collection have been exhausted, and the potential for recovery is considered remote.

Inventories: Inventories are valued at the lower of cost or market and consist primarily of finished equipment and spare parts. Cost is determined using the first-in, first-out method. Inventories amounted to approximately $5,410,000 and $4,501,000, net of reserves of approximately $263,000 and $391,000 as of June 30, 2006 and 2007, respectively.

Property and Equipment: Property and equipment are stated at cost. The Company depreciates property and equipment over the estimated useful life of the related asset using the straight-line method as follows:

Life
Buildings	39 years
Vehicles	3 – 7 years
Furniture and Fixtures	3 – 5 years
Machinery and Equipment	5 – 7 years
Software	3 – 5 years

Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the related asset.

Revenue Recognition: Revenue on sales of equipment is recognized upon shipment to the customer or upon customer acceptance. Revenue from construction and refurbishment contracts is recognized on the completed-contract method. A contract is considered complete when all costs except insignificant items have been incurred and the constructed or refurbished equipment has been accepted by the customer. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Costs of Uncompleted Contracts: Costs of uncompleted contracts consist of costs incurred as described above, which will be billed to the customer upon final acceptance of the constructed or refurbished equipment.

Goodwill: Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets acquired in a purchase business combination and

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

June 30, 2006 and 2007

determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. No events of impairment were noted as of June 30, 2006 and 2007.

Other Assets: Other assets include patents, trademarks and drawings and are amortized on the straight-line method over the estimated useful life of the related asset ranging from 8 to 10 years. Other assets also includes deferred financing costs relating to incurred costs in connection with the Company’s revolving line of credit with PNC Bank N.A. (See Note 3). Deferred financing costs are amortized on the straight-line method, which approximated the interest method, over the related term of the debt. Aggregate accumulated amortization as of June 30, 2006 and 2007, amounted to approximately $62,000 and $132,000, respectively.

Impairment of Long-Lived Assets: In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the discounted cash flows value of the asset. As of June 30, 2006 and 2007, no impairment was deemed necessary.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards, as applicable. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the tax rates are enacted.

Use of Estimates: The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of costs of uncompleted contracts and inventories, property and equipment, goodwill, other assets, deferred tax asset valuation allowances and allowance for doubtful trade accounts receivable. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Stock-Based Compensation: In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment (SFAS 123R)”. SFAS 123R revises SFAS No. 123, “Accounting for Stock-Based Compensation”, and focuses on accounting for share-based payments for services by employer to employee. The statement requires companies to expense the fair value of employee stock options and other equity-based compensation at the grant date. The statement does not require a certain type of valuation model, accordingly, either a binomial lattice, Black-Scholes or other model may be used. The provisions of SFAS 123R are effective for financial statements for annual periods beginning after June 15, 2005. The Company adopted the provisions of SFAS 123R effective January 1, 2006.

Product Warranty: The Company offers warranties on the sale of equipment for six months from the date of sale. The Company provides for costs estimated to be incurred under its product warranties at the time of

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

June 30, 2006 and 2007

shipment. Provisions for warranty expenses are based on the type of equipment sold or refurbished, the extent of refurbishment services provided, and management’s estimates. The Company includes its liability for product warranties in accrued and other current liabilities on the accompanying balance sheets.

Changes in the Company’s liability for product warranties are as follows:

	June 30,
	2006	2007
Balance at beginning of period	$108,019	$114,949
Product warranty issued	56,051	39,574
Product warranty settled	(56,359)	(42,039)

Balance at end of period	$107,711	$112,484

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash in bank deposits with various major financial institutions. Deposits in the United States of America are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. These accounts, at times, exceed federally insured limits. The Company monitors the financial condition of the financial institutions and has not experienced any losses on such accounts.

The majority of the Company’s trade accounts receivable are derived from sales and services to major oil and gas service customers. As of June 30, 2006, the two largest customers (or customer groups) of the Company accounted for approximately 32% and 11%, of net trade accounts receivable. As of June 30, 2007, the two largest customers (or customer groups) of the Company accounted for approximately 30% and 22%, of net trade accounts receivable.

Note 2—Property and Equipment

Property and equipment consisted of the following:

	June 30,
	2006	2007
Vehicles	$927,843	$1,031,680
Furniture and fixtures	220,721	172,803
Building and improvements	1,120,685	1,177,013
Machinery and equipment	2,113,224	2,580,879
Software	558,530	603,793
Accumulated depreciation and amortization	(2,889,946)	(3,600,355)

	2,051,057	1,965,813
Construction in progress	71,796	29,105

Property and equipment, net	$2,122,853	$1,994,918

Note 3—Long-term Debt

In December 2005, the Company entered into a $7.5 million revolving line of credit with PNC Bank N.A. Payments on the line are made directly from an accounts receivable lockbox account. The revolver bears interest

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

June 30, 2006 and 2007

of prime plus 0.5% and expires on December 13, 2008. The revolving line of credit is collateralized by 85% of eligible trade accounts receivable and 65% of eligible inventories. The carrying amount of net trade accounts receivable and inventories, net of allowances and reserves, as of June 30, 2007 was approximately $13.4 million.

The revolving line of credit contains various covenants the Company must adhere to. As of June 30, 2007, management believes the Company is in compliance with all covenants contained in the line of credit agreement, as stated.

Long-term debt consisted of the following:

	June 30,
	2006	2007
Notes payable with Ford Credit Corp. with repayment terms at various dates through 2012 and interest rates ranging from 9.5% to 15%, secured by the vehicles.	$257,857	$235,188

Capital lease obligation with payments through December 31, 2009 and interest rate of 7.95%.	—	42,412

Revolving line of credit, bearing interest at prime (8.25% as plus 0.5% (8.75% as of June 30, 2007).	4,510,736	1,706,832

	4,768,593	1,984,432
Less: current maturities	62,211	94,518

Long-term debt, net of current maturities	$4,706,382	$1,889,914

Future maturities of long-term debt are as follows:

Year ending June 30,
2008	$94,518
2009	1,805,955
2010	51,958
2011	25,671
2012	6,330

$1,984,432

Note 4—Income Taxes

The Company’s income tax provision is determined by applying the Company’s effective income tax rate to pretax financial reporting income, adjusted for permanent differences. The Company’s income tax provision was allocated as follows:

	Six Months Ended June 30,
	2006	2007
Current	$1,525,083	$1,694,932
Deferred	(60,066)	(51,012)

Income tax provision	$1,465,017	$1,643,920

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

June 30, 2006 and 2007

The individually significant components which comprise the Company’s deferred tax assets and liabilities are as follows:

	June 30,
	2006	2007
Current:
Federal and state net operating loss carryforwards	$60,929	$46,975
Allowance for doubtful accounts	85,000	47,452
Other	65,906	208,644
Inventory step-up in purchase accounting	(141,283)	(87,652)

	70,552	215,419
Noncurrent:
Excess of tax basis over book basis of other assets	152,694	129,336
Excess of book basis over tax basis of property and equipment	(29,781)	(1,724)

Net deferred tax assets	$193,465	$343,031

As of June 30, 2007, the Company had estimated federal and state net operating loss carryforwards of approximately $139,000, which, if not utilized, will expire beginning in 2019. The Company’s net operating loss carryforwards are limited due to a change in ownership. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The table below reconciles the Company’s statutory income tax provision attributable to income from continuing operations to its effective income tax provision:

	June 30,
	2006	2007
Statutory federal tax expense	$1,344,104	$1,347,934
State income tax expense, net of federal tax	123,315	124,959
Prior period true-up	—	160,853
Other	(2,402)	10,174

Income tax provision	$1,465,017	$1,643,920

Note 5—Stock Option Plan

The Company established a stock option plan (the “Plan”) to attract and retain the best personnel and to provide additional incentives to employees, consultants, and non-employee directors of the Company. Options granted under the Plan may be incentive stock options (as defined in Section 422 of the Internal Revenue Code) or nonqualified stock options. The maximum number of shares that may be optioned and sold under the Plan was previously set at a maximum of 1,105 shares. In February 2003, the board of directors approved an amendment to the Plan that would increase the maximum number of shares that may be optioned and sold under the Plan to 15% of the then issued and outstanding shares of common stock plus the amount of the outstanding shares of the preferred stock that could be converted to common stock of the Company. In August 2006, the Board of Directors approved a second amendment of the Plan that would increase the maximum number of shares that may be optioned and sold under the Plan to 19% of the then issued and outstanding shares of common stock plus the amount of the outstanding shares of the preferred stock that could be converted to common stock of the

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

June 30, 2006 and 2007

Company. The term of options shall not exceed 10 years for incentive stock awards or five years if the optionee owns more than 10% of the voting stock in the Company.

The Plan allows stock options to be granted with an exercise price equal to or greater than the stock’s fair market value at the date of grant. Options granted under the Plan vest over two or three years with certain options granted vesting upon a change of control of the Company. There were 245 and 37 additional shares available for grant under the Plan as of June 30, 2006 and 2007, respectively.

Stock option activity during the periods indicated was as follows:

	Number of Shares Outstanding	Weighted Average Exercise Price
Balance, January 1, 2006	1,340	$1,000

Granted	450	1,340
Forfeited	—	—

Balance, June 30, 2006	1,790	$1,085

Balance, January 1, 2007	2,540	$1,261
Granted	—	—
Forfeited	—	—

Balance, June 30, 2007	2,540	$1,261

As of June 30, 2006 and 2007, the weighted average remaining contractual life of outstanding options was 9.19 years and 8.48 years, respectively. There were no options exercisable as of June 30, 2006 and, 2007.

As described in Note 1, effective January 1, 2006, the Company adopted the provisions of SFAS 123R in accounting for the Company’s stock option plan and recognized compensation expense of approximately $11,000 and $226,000 for the six-month periods ended June 30, 2006 and 2007, respectively, representing the fair value of stock options granted under the modified prospective method prescribed for nonpublic companies in SFAS 123R. The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model.

For options granted during the six-month period ended June 30, 2006, the fair value of each option award was estimated using the following assumptions: expected volatility of 30%, expected dividend of 0%, expected terms (in years) of 2 and risk-free interest rate of 5%. For options granted during the six-months ended June 30, 2007, the fair value of each option award was estimated using the following assumptions: expected volatility of 30%, expected dividend of 0%, expected terms (in years) of 2 and a risk free interest rate of 5%. As of June 30, 2007, there was approximately $208,000 of unrecognized compensation costs related to the non-vested portion of the stock options granted since January 1, 2006. The cost of those options is expected to be recognized over a period of one month.

Note 6—Series A Cumulative Convertible Preferred Stock

The Company is authorized to issue 50,000 shares of Series A Cumulative Convertible Preferred Stock with a par value of $0.01. As of June 30, 2007, the Company had 9,007 shares issued and outstanding for a total par value of $90.

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

June 30, 2006 and 2007

Upon liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the common stockholders, an amount per share equal to $1,000 per share (Liquidation Amount). As of June 30, 2007, the aggregate involuntary liquidation preference of the preferred stock shares above the par value was approximately $9,007,000.

The holders of Series A preferred stock are also entitled to received a payment-in-kind dividend at the per annum rate of 8% of the Liquidation Amount. Such dividends accrue semi-annually on each June 30 and December 31, beginning December 31, 2002. The dividend on the preferred stock is accreted to the value of the preferred stock. The accrued dividend balance was $2,622,364 or $291.15 per share and $3,342,150 or $371.06 per share as of June 30, 2006 and 2007, respectively.

Each share of Series A preferred stock is initially convertible, at the option of the holder, at any time, into such number of common stock as is determined by dividing the Original Purchase Price, as defined, by the Conversion Price, as also defined, at such time. The Conversion Price is initially set at $1,000 and is subject to adjustment upon issuance of additional shares of common stock.

Note 7—Commitments And Contingencies

Operating Leases

The Company leases certain of its operating and office facilities for various terms. Lease expense for the six months ended June 30, 2006 and 2007 was approximately $269,000 and $292,000, respectively.

Future maturities of non-cancelable lease obligations are approximately as follows:

Year ending June 30,
2008	$697,000
2009	700,000
2010	674,000
2011	639,000
2012	642,000
Thereafter	859,000

$4,211,000

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse affect on the Company’s financial position, results of operations, or liquidity.

Environmental

The Company has identified recognized environmental conditions at its Liberty facility requiring remediation. In connection with the sale of the Company, the selling stockholders agreed to indemnify both the Acquiror and the Company for the costs of remediation and any fines or penalties that might subsequently be

TRIPOINT ENERGY SERVICES, INC.

Notes to financial statements—(continued)

June 30, 2006 and 2007

assessed. Funds expected to cover such liabilities have been set aside out of the purchase consideration and are now held in escrow.

Note 8—Related-party Transactions

During 2004, the Company issued 100 shares of restricted common stock to a director, which vests over a two-year period. During fiscal year 2003, the Company issued 100 shares of restricted common stock to another director, which also vests over a two-year period. The shares are only restricted due to vesting requirements. The fair value of the shares is expensed to the statement of operations as they vest.

During 2005, the Company entered an agreement with Gerald Hage to be the Company’s Chairman. Mr. Hage held this position of CEO from March 14, 2005 until July 28, 2005, at which time, leadership transferred to Tom Smith, who joined the Company as President. Under the agreement, approved by the Board of Directors on July 28, 2005, Mr. Hage, as Chairman, received 100 options. The options have an exercise price of $1,000 per share and will vest over a two year time period. During 2006, under the agreement approved by the Board of Directors on April 27, 2006, Mr. Hage, as Chairman, received an additional 300 options. The options have an exercise price of $1,340 per share and will vest over a two-year time period or change of control of the Company, if earlier. In addition, Mr. Hage receives a quarterly retainer of $12,500. Total director fees, including compensation paid as a contracted CEO and related bonus, as per the terms of the agreement, for the six months ended June 30, 2006 and 2007 were approximately $26,000 and $27,000, respectively.

The Company leases the operating facility in Victoria, Texas from a stockholder and board member of the Company on a ten-year lease for $12,500 per month for the initial 36 months, $13,000 for the second 36 months, and $13,750 per month for the final 48 months. The lease began on December 12, 2006.

Note 9—Significant Customers

Two customers and their related subsidiaries accounted for approximately 30% and 11% of total revenue during the six months ended June 30, 2006, and three customers and their related subsidiaries accounted for approximately 35% 13% and 11% of total revenue during the six months ended June 30, 2007.

Note 10—Significant Vendors

One vendor accounted for approximately 20% of total purchases during the six months ended June 30, 2006, and one vendor accounted for approximately 14% of total purchases during the six months ended June 30, 2007.

Note 11—Subsequent Events

On July 27, 2007, the Company’s stockholders repaid amounts outstanding of $201,000.

Effective July 31, 2007, all outstanding common stock of the Company was acquired by Forum Oilfield Technologies, Inc. for $48 million in cash, not inclusive of earn-out provisions. A portion of the proceeds from the sale of the Company were used to repay all amounts outstanding under the Company’s PNC Bank, N.A. revolving credit and security agreement. In addition, deferred financing costs of approximately $86,000 were immediately expensed. Also, all stock options outstanding of the Company (See Note 5) became fully vested.

APPENDIX A

Glossary of selected industry terms

Bbl. One stock tank barrel of 42 U.S. gallons liquid volume, used herein in reference to crude oil, condensate or natural gas liquids.

Blowout preventer (BOP). A large valve at the top of a well that may be closed to regain control of a reservoir if the drilling crew or other wellsite personnel lose control of formation fluids.

Bottomhole assembly. The lower end of a drill string composed of specialized components including the drill bit.

Casing. Large-diameter pipe lowered into an openhole wellbore and cemented in place.

Catwalk. The ramp at the side of the drilling rig where tubulars are laid to be lifted to the drill floor.

Choke. A device incorporating an orifice that is used to control fluid flow rate or downstream system pressure.

Coiled tubing. A long, continuous length of pipe wound on a spool. The pipe is straightened prior to pushing into a wellbore and recoiled to spool the pipe back onto the transport and storage spool.

Drilling rig. The machine used to drill a wellbore.

Drill bit. Tool attached to the bottom of a drill string that serves as the cutting or boring element used to drill the wellbore.

Drill floor. The elevated platform where the majority of activity by a drilling rig crew occurs during drilling operations, including make-up and breakout of tubulars and supervision and monitoring of the drilling process.

Drill pipe. Heavy tubular steel conduit fitted with special threaded ends called tool joints. The drill pipe connects the surface equipment with the bottomhole assembly, both to pump drilling fluid to the drill bit and to raise, lower and rotate the bottomhole assembly.

Drill string. The combination of the drillpipe and the bottomhole assembly.

Elevator. A set of clamps that grip tubulars so that the tubulars can be raised or lowered into the wellbore.

Hydrocarbon. A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.

Iron roughneck. Machine on drill floor used to make-up or breakout tubulars.

Landing String. A long string of drill pipe used to lower blowout preventer stacks and casing strings to the ocean floor from an offshore drilling rig.

Make-up and breakout. Process of spinning and torquing when connecting and disconnecting tubulars.

Manifold. An arrangement of piping, valves and chokes designed to control, distribute and often monitor fluid flow. Manifolds are often configured for specific functions, such as a choke and kill manifold used in well-control operations and a squeeze manifold used in squeeze-cementing work.

Mcf. One thousand cubic feet of natural gas.

Mud Pump. A large reciprocating pump used to circulate the drilling fluid on a drilling rig.

A-1

Mousehole. Shallow bores under the drill floor, usually lined with pipe, in which joints of drill pipe are temporarily suspended for later connection to the drill string.

Pick-up and lay-down. Pipe handling systems that consistent of truck mounted units that raise and lower tubulars to and from the drill floor. Pick-up and lay-down operations are typically conducted by specialized service company crews.

Pipe handling. Equipment used to move and connect tubulars.

Rotary table. Machine embedded into drill floor used to rotate the drill string.

Slips. Wedge-shaped pieces of metal with gripping elements that are used to hold tubulars in place or to prevent tubulars from slipping down into the wellbore.

Tongs. Large wrenches used for torquing when making-up or breaking-out tubulars.

Top Drive. Machine used to rotate the drill string by attaching to the top of the drillpipe without the use of the rotary table.

Tubing. String of pipe set inside the well casing, through which a reservoir’s oil or natural gas is produced.

Tubulars. Drill pipe, casing, tubing, or other piping placed in the wellbore.

Wellbore. The physical conduit from surface into the hydrocarbon reservoir.

Wireline. A general term used to describe well-intervention operations conducted using single-strand or multistrand wire or cable for intervention in oil or gas wells.

A-2

PART II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee and the NYSE listing fee.

Securities and Exchange Commission registration fee		$10,591.50
NASD filing fee		35,000
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Other expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of directors and officers

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) authorizes a corporation, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer or director of such corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action or proceeding, such indemnification is available if he had no reasonable cause to believe his conduct was unlawful.

Article VI of the registrant’s Amended and Restated Bylaws (the “Bylaws”), will provide for indemnification of each person who is or was made a party to any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because such person is, was or has agreed to become an officer or director of the registrant or is a person who is or was serving or has agreed to serve at the request of the registrant as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation or of a partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of the Bylaws were adopted or as may be thereafter amended. Article VI expressly provides that it is not the exclusive method of indemnification.

Section 145 of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was an officer or director of such corporation against liability asserted against or incurred by him in any such capacity, whether or not such corporation would have the power to indemnify such officer or director against such liability under the provisions of Section 145.

Article VI of the Bylaws will also provide that the registrant may maintain insurance, at the registrant’s expense, to protect the registrant and any director, officer, employee or agent of the registrant or of another entity against any expense, liability, or loss, regardless of whether the registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (d) for any transaction from which the director derived improper personal benefit. Article Nine of the registrant’s Amended and Restated Certificate of Incorporation will contain such a provision.

The underwriting agreement to be entered into in connection with this offering will provide that the Underwriters shall indemnify the registrant, its directors and certain officers of the registrant against liabilities resulting from information furnished by or on behalf of the Underwriters specifically for use in the Registration Statement. See “Item 17. Undertakings” for a description of the Commission’s position regarding such indemnification provisions.

Item 15.	Recent sales of unregistered securities

During the past three years, we have issued unregistered securities to a number of persons, as described below. None of these transactions involved any underwriters or public offerings, and we believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act, Regulation D promulgated thereunder or Rule 701 of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and [appropriate legends were affixed to the share certificates and instruments issued in these transactions.] No remuneration or commission was paid or given directly or indirectly.

At our inception, on May 10, 2005, we issued 92,000 shares of our common stock to SCF-V, L.P., as a part of our initial capitalization to purchase Access Oil Tools, Inc.

On May 31, 2005, as part of the purchase consideration for Access Oil Tools, Inc., we issued and aggregate of 34,000 shares of common stock to James R. Burke and Joe S. Ramey.

On May 31, 2005, we issued 1,000 shares of restricted stock to each of Shawn Romero, Lawrence Granger, Robert Dugal and Mark Pierce.

On October 31, 2005, as part of the purchase consideration for Advanced Manufacturing Technology, we issued an aggregate of 11,944 shares of common stock to Robert E. Tadlock, David P. Tadlock, Dillco, Inc., Sam R. Anderson, and Max M. Dillard. Also, in connection with the same transaction, we issued an aggregate of 2,806 shares of restricted stock to Max Smith and Brian Leeth.

On November 23, 2005, in conjunction with the purchase of Acadiana Oilfield Instruments, we issued an aggregate of 15,000 shares of common stock to Larry L. Lasseigne, Travis J. Lasseigne and Jennifer LeCompte. Also in connection with the same transaction, we issued an aggregate of 1,000 restricted shares to Randal Pitre, Arthur J. LeCompte, Desmond Jackson and Bryan J. Broussard.

On November 29, 2005, we issued an aggregate of 1,500 shares of common stock to James W. Harris and Jonathan B. Fairbanks for an aggregate purchase price of $150,000. At the same time, we issued an aggregate of 2,000 shares of restricted stock to James W. Harris.

On March 1, 2006, SCF-V, L.P. exercised a warrant immediately before our acquisition of Baker SPD, and we issued SCF-V, L.P. 200,000 shares of common stock for an aggregate purchase price of $20,000,000.

On March 22, 2006, we granted Timur Kuru 80 restricted shares. At the same time, we issued Mr. Kuru an aggregate of 320 shares of common stock for the aggregate purchase price of $40,000.

On March 28, 2006, we issued an aggregate of 1,960 shares of common stock to David M. Everts, Donald A. Stark, Francis J. Mathieu, Cynthia Jenkins, Geralynn B. Robison; and Jim Briggs for an aggregate purchase price of $245,000.

On April 1, 2006, as part of the purchase consideration for Gauge Plus, we issued an aggregate of 1,500 shares of common stock to Mardy Mattson and Sandy Mattson.

On June 30, 2006, in connection with our first equity rights offering, we issued an aggregate of 41,380 shares of our common stock to James R. Burke, Joe S. Ramey, Timur Kuru, Robert E. Tadlock, David P. Tadlock, Brian Leeth, Dillco, Inc, Sam R. Anderson, Max M. Dillard, Larry L. Lasseigne, Travis J. Lasseigne, Jennifer L. LeCompte, James W. Harris, Jonathan B. Fairbanks, David M. Everts, and SCF-V, L.P. for an aggregate purchase price of $6,000,000.

On June 30, 2006, as part of the purchase consideration for Pipe Wranglers Canada (2004), Inc., we issued an aggregate of 20,000 shares of common stock to Kevin Angeltvedt, Diane Angeltvedt, Vince Morelli, DJ Will Holdings Limited and Morelli Family Trust.

On August 28, 2006, we issued Ellis Gregory Hottle 1,897 shares of restricted stock. At the same time, we issued 1,897 shares of common stock to Mr. Hottle for an aggregate price of $275,065.

On December 29, 2006, as part of the purchase consideration for R.B. Pipetech, we issued an aggregate of 17,000 shares of common stock to Ronald Richard Brown and Richard John Betteridge.

On January 8, 2007, we issued Lyle Williams 1,000 shares of restricted stock. At the same time, we issued 250 shares of common stock to Mr. Williams for an aggregate purchase price of $50,000.

On January 15, 2007, one of our directors, C. Christopher Gaut, purchased an aggregate of 500 shares of our common stock for a total purchase price of $100,000.

On February 1, 2007, as purchase consideration for our acquisition of Vanoil Equipment, we issued aggregate 20,000 shares of common stock to Beryl Gingras, Denis Gingras and Lionel Gingras.

On March 22, 2007, pursuant to an option exercise, we issued Timur Kuru 606 shares of our common stock for an aggregate price of $75,750.

On April 30, 2007, pursuant to the first phase of our second equity rights offering, we issued 126,724 shares of common stock to SCF-V, L.P. for an aggregate price of $28,512,900.

On May 1, 2007, as part of the purchase consideration for Oilfield Bearing Industries, Inc., we issued an aggregate of 31,400 shares of common stock to Owen B. Joyner, Virginia S. Bashara, Kenneth D. Petrash, and Roger Hales.

On May 7, 2007, we granted Joe R. Berry 400 shares of restricted stock. At the same time, we issued Mr. Berry 400 shares of common stock for an aggregate price of $90,000.

On May 31, 2007, pursuant to the second phase of the second equity rights offering, we issued an aggregate amount of 55,498 shares of common stock to James R. Burke, Joe S. Ramey, Robert E. Tadlock, David P. Tadlock, Dillco, Inc., Sam R. Anderson, Max M. Dillard, Travis J. Lasseigne, Jennifer L. LeCompte, Larry L. Lasseigne, James W. Harris, Jonathan B. Fairbanks, Timur Kuru, David M. Everts, Kelvin Angeltvedt, Diane Angeltvedt, DJ Will Holdings, Ltd., Ellis Gregory Hottle, C. Christopher Gaut, Ronald Richard Brown, Richard John Betteridge, Beryl Girgras, Chris Gingras, Lionel Gingras and SCF-V, L.P. for an aggregate purchase price of $12,487,050.

On August 8, 2007, we issued the an aggregate of 2,632 shares of common stock to Larry A. Callaway, Russell C. Romero, Thomas J. Smith, Chad Coburn, Ronald C. Mayes, Mark S. Riojas and Douglas W. Miller for an aggregate purchase price of $789,600.

On August 8, 2007, we issued 333 shares to common stock to Carl J. Adams for an aggregate purchase price of $99,900.

On October 1, 2007, we granted Charles E. Jones 5,000 shares of restricted stock.

Item 16.	Exhibits and financial statement schedules

(a) The following exhibits are filed herewith:

Number		Exhibit
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation

3.2	*	Form of Amended and Restated Bylaws

4.1	*	Specimen Stock Certificate representing common stock

5.1	*	Opinion of Vinson & Elkins LLP

10.1		Employment Agreement dated as of May 31, 2005 with James R. Burke, as amended

10.2		Employment Agreement dated as of May 31, 2005 with Joe S. Ramey, as amended

10.3		Employment Agreement dated as of October 1, 2007 with Charles E. Jones

10.4		Credit Agreement dated as of June 30, 2006 with Amegy Bank National Association, as agent

10.5		Stockholders’ Agreement dated as of May 31, 2005

10.6	*	2007 Long-Term Incentive Plan, as amended and restated

23.1		Consent of PricewaterhouseCoopers LLP (Houston)

23.2		Consent of PricewaterhouseCoopers LLP (Edmonton)

23.3		Consent of PricewaterhouseCoopers LLP (Newcastle)

23.4		Consent of UHY LLP

23.5		Consent of Grant Thornton LLP

23.6		Consent of Pannell Kerr Forster of Texas, P.C.

23.7	*	Consent of Vinson & Elkins LLP

24.1	*	Power of Attorney

*	To be filed by amendment.

(b) Financial Statement Schedules

Schedule II—Valuation Qualifying Accounts

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(d)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 17th day of October, 2007.

Forum Oilfield Technologies, Inc.

By:	/s/ CHARLES E. JONES
Charles E. Jones
President and Chief Executive Officer

Each person whose signature appears below appoints Charles E. Jones and James W. Harris, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1 and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 17th day of October, 2007.

Signature	Title

/s/ CHARLES E. JONES Charles E. Jones	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ JAMES W. HARRIS James W. Harris	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ JAMES R. BURKE James R. Burke	Chairman of the Board of Directors

/s/ DAVID C. BALDWIN David C. Baldwin	Director

/s/ JONATHAN B. FAIRBANKS Jonathan B. Fairbanks	Director

/s/ C. CHRISTOPHER GAUT C. Christopher Gaut	Director

/s/ ROBERT M. SNELL Robert M. Snell	Director

EXHIBIT INDEX

1.1	*	— Form of Underwriting Agreement

3.1	*	— Form of Amended and Restated Certificate of Incorporation

3.2	*	— Form of Amended and Restated Bylaws

4.1	*	— Specimen Stock Certificate representing common stock

5.1	*	— Opinion of Vinson & Elkins LLP

10.1		— Employment Agreement dated as of May 31, 2005 with James R. Burke, as amended

10.2		— Employment Agreement dated as of May 31, 2005 with Joe S. Ramey, as amended

10.3		— Employment Agreement dated as of October 1, 2007 with Charles E. Jones

10.4		— Credit Agreement dated as of June 30, 2006 with Amegy Bank National Association, as agent

10.5		— Stockholders’ Agreement dated as of May 31, 2005

10.6	*	— 2007 Long-Term Incentive Plan, as amended and restated

23.1		— Consent of PricewaterhouseCoopers LLP (Houston)

23.2		— Consent of PricewaterhouseCoopers LLP (Edmonton)

23.3		— Consent of PricewaterhouseCoopers LLP (Newcastle)

23.4		— Consent of UHY LLP

23.5		— Consent of Grant Thornton LLP

23.6		— Consent of Pannell Kerr Forster of Texas, P.C.

23.7	*	— Consent of Vinson & Elkins LLP

24.1	*	— Power of Attorney

*	To be filed by amendment.